                                                   Registration No. 33-60357
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                         _____________________________

                                AMENDMENT NO. 1
                                      to
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                         _____________________________
                              CNB BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

        INDIANA                    6022                  35-1568731
    (State or other          (Primary Standard         (IRS Employer
    jurisdiction of              Industrial            Identification
    incorporation or          Classification               Number)
     organization)              Code Number)

                             20 N.W. Third Street
                           Evansville, Indiana  47739
                                 (812) 464-3400
   (Address, including zip code and telephone number, including area code, of
                   Registrant's principal executive offices)
                         _____________________________
                                 DAVID L. KNAPP
                            Executive Vice President
                              CNB Bancshares, Inc.
                              20 N.W. Third Street
                           Evansville, Indiana  47739
                                 (812) 464-3400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         _____________________________
                                   Copies to:
       Thomas C. Erb, Esq.                 Claudia V. Swhier
       Lewis, Rice & Fingersh, L.C.        Barnes & Thornburg
       500 N. Broadway                     1313 Merchants Bank Bldg.
       St. Louis, Missouri 63102           11 South Meridian Street
       (314) 444-7600                      Indianapolis, Indiana 46204
                                           (317) 638-1313

                         _____________________________

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             CNB BANCSHARES, INC.

                      CROSS REFERENCE SHEET TO PROSPECTUS


        FORM S-4 HEADING                         PROSPECTUS LOCATION
- --------------------------------------------------------------------------------
 1. Forepart of Registration Statement
     and Outside Front Cover Page of
     Prospectus........................   Forepart of Registration Statement
                                          and Outside Front Cover Page of
                                          Prospectus

 2. Inside Front and Outside Back Cover
     Pages of Prospectus...............   Inside Front and Outside Back Cover
                                          Pages of Prospectus; Table of Contents

 3. Risk Factors, Ratio of Earnings
     to Fixed Charges and Other
     Information.......................   Summary Information

 4. Terms of the Transaction...........   Summary Information; Merger;
                                          Description of CNB Capital Stock;
                                          Comparison of Shareholder Rights

 5. Pro Forma Financial Information....   Pro Forma Financial Data

 6. Material Contacts with the Company
     Being Acquired....................   Summary Information; Merger

 7. Additional Information Required for
     Reoffering by Persons and Parties
     Deemed to Be Underwriters.........   *

 8. Interests of Named Experts and
     Counsel...........................   Merger; Legal Opinion; Experts

 9. Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities...................   *

10. Information with Respect to S-3
     Registrants.......................   Incorporation of Certain Documents
                                          by Reference; Merger

11. Incorporation of Certain
     Information by Reference..........   Incorporation of Certain Documents
                                           by Reference

12. Information with Respect to S-2 or
     S-3 Registrants...................   *

13. Incorporation of Certain
     Information by Reference..........   *




- ---------------------------------------
*Indicates item not applicable

    FORM S-4 HEADING                           PROSPECTUS LOCATION
- -------------------------------------------------------------------------------

14. Information with Respect to
     Registrants Other than S-3
     or S-2 Registrants................   *

15. Information with Respect to S-3
     Companies.........................   *

16. Information with Respect to S-2 or
     S-3 Companies.....................   Incorporation of Certain Documents by
                                          Reference; Comparative Stock Prices;
                                          Merger

17. Information with Respect to
     Companies Other than S-3 or
     S-2 Companies.....................   *


18. Information if Proxies, Consents or
     Authorizations are to be Solicited   Incorporation of Certain Documents By
                                          Reference; Summary Information;
                                          Special Meeting; Merger; Shareholder
                                          Proposals

19. Information if Proxies, Consents or
     Authorizations are not to be
     Solicited or in an Exchange Offer.   *

















- ---------------------------------------
*Indicates item not applicable

                              CNB BANCSHARES, INC.

                                   PROSPECTUS

                               ----------------

                                UF BANCORP, INC.

                                PROXY STATEMENT

  This Prospectus/Proxy Statement (this "Prospectus/Proxy Statement") is being furnished to shareholders of UF Bancorp, Inc., a Delaware corporation ("UFB"), in connection with the solicitation of proxies by the Board of Directors of UFB for use at a Special Meeting of shareholders of UFB (the "Special Meeting") to be held at 3:00 p.m., local time, on August 3, 1995, at the main office of UFB located at 501 Main Street, Evansville, Indiana, and any adjournments or postponements thereof.

  At the Special Meeting, shareholders of UFB will consider and vote upon the proposed acquisition of UFB by CNB Bancshares, Inc., an Indiana corporation ("CNB"), by means of the merger (the "Merger") of UFB with and into Citizens Bancshares, Inc., an Indiana corporation and wholly owned subsidiary of CNB ("CBI"), pursuant to the Agreement and Plan of Merger dated December 12, 1994, as amended June 9, 1995, among UFB, CBI and CNB (the "Merger Agreement"). Upon consummation of the Merger, each issued and outstanding share of common stock of UFB, par value $0.01 per share (the "UFB Common"), will be converted into the right to receive 1.366 shares of common stock of CNB, stated value $1.00 per share (the "CNB Common"), subject to possible upward or downward adjustment based upon the average of the per share closing prices of a share of CNB Common during the twenty day period preceding the fifth calendar day preceding the consummation of the Merger, as set forth in the Merger Agreement and described in this Prospectus/Proxy Statement. See "MERGER--Conversion Ratio."

  This Prospectus/Proxy Statement also constitutes a prospectus of CNB with respect to up to 2,431,056 shares of CNB Common issuable in the Merger to the holders of UFB Common.


  The outstanding shares of CNB Common are, and the shares of CNB Common to be issued in the Merger will be, included for quotation on the Nasdaq Stock Market's National Market ("Nasdaq"). The last reported sale price of CNB Common on Nasdaq on June 27, 1995, was $29.75.


  This Prospectus/Proxy Statement and the accompanying form of proxy are first being mailed to shareholders of UFB on or about July 5, 1995.

 THE SHARES OF CNB COMMON HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURI-
  TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED  UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS/PROXY  STATE-
      MENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

 THE SHARES OF CNB COMMON OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR
  OTHER OBLIGATIONS  OF ANY BANK OR  SAVINGS ASSOCIATION AND ARE  NOT INSURED
   BY THE FEDERAL DEPOSIT INSURANCE  CORPORATION, THE BANK INSURANCE FUND OR
     ANY OTHER GOVERNMENTAL AGENCY.

                               ----------------

          THE DATE OF THIS PROSPECTUS/PROXY STATEMENT IS JUNE 30, 1995

                               TABLE OF CONTENTS

                                                    PAGE
                                                    ----

AVAILABLE INFORMATION..............................    1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE....    1

SUMMARY INFORMATION...............................     3
   Introduction...................................     3
   Parties........................................     3
   Special Meeting................................     4
   Merger.........................................     5
   Management and Operations After Merger.........    12
   Comparison of Shareholder Rights...............    12

COMPARATIVE STOCK PRICES..........................    13

SELECTED COMPARATIVE PER SHARE DATA...............    14

SELECTED FINANCIAL DATA...........................    16

PRO FORMA COMBINED SELECTED FINANCIAL DATA........    18

SPECIAL MEETING...................................    19
   Date, Time and Place...........................    19
   Matters to be Considered at Special Meeting....    19
   Record Date....................................    19
   Vote Required..................................    19
   Voting and Revocation of Proxies...............    20
   Solicitation of Proxies........................    20

PARTIES...........................................    20
   CNB............................................    20
        General...................................    20
        Recent Acquisitions.......................    21
        Pending Acquisitions.....................     21
   UFB...........................................     22

MERGER...........................................     23
   Background of and Reasons for Merger..........     23
        UFB......................................     23
        CNB......................................     25
   Opinion of Financial Advisor..................     25
        General..................................     25
        Summary of Financial Analyses............     27
   Conversion Ratio..............................     30
   Fractional Shares.............................     30
   Share Adjustments.............................     31


                                                      Page
                                                      ----
   Closing Date; Effective Time....................   31
   Form of Merger; Related Transactions............   32
   Regulatory Approvals............................   32
   Conditions to Consummation of Merger............   32
   Termination or Abandonment......................   34
   Termination Fee.................................   36
   Exchange of Stock Certificates..................   36
   Representations and Warranties..................   37
   Certain Other Agreements........................   37
        Conduct of Business Pending Merger.........   38
        Dividends..................................   39
        Environmental Inspections..................   39
        Other UFB Agreements.......................   40
        CNB Agreements.............................   40
   Effect on Employee Benefit and Stock Plans......   41
        Employee Benefits..........................   41
        Stock Options..............................   41
   Expenses and Fees...............................   42
   No Solicitation.................................   42
   Interests of Certain Persons in Merger..........   42
        Indemnification and Insurance..............   43
        Employee Benefits..........................   43
        Stock Option Plans.........................   43
        Consulting Agreement.......................   43
        Supplemental Executive Retirement Plan.....   43
        Directors Deferred Compensation Plan.......   44
        Employment and Termination Agreements......   44
        Recognition and Retention Plan and Trust...   45
        Board Composition..........................   46
        Interests of CNB's Management and Board....   46
   Waiver and Amendment............................   46
   Absence of Dissenters' Rights...................   46
   Federal Income Tax Consequences.................   46
   Accounting Treatment............................   47
   Management and Operations After Merger..........   48
   Resale of CNB Common............................   48

PRO FORMA FINANCIAL DATA...........................   49

DESCRIPTION OF CNB'S CAPITAL STOCK.................   57
   General.........................................   57
   CNB Common......................................   57

COMPARISON OF SHAREHOLDER RIGHTS...................   58
   Shareholder Vote Required for Certain
     Transactions..................................   59
        Business Combinations......................   59

                                                      Page
                                                      ----
        Removal of Directors.......................   61
        Amendments to Articles or Certificate
          of Incorporation.........................   62
        Voting Rights..............................   63
   Special Meeting of Shareholders; Shareholder
     Action by Written Consent.....................   63
   Dissenters' Rights..............................   64
   Takeover Statutes...............................   64
   Indemnification.................................   66
   Limitation of Liability of Directors............   67
   Consideration of Non-Shareholder Interests......   68

LEGAL OPINION......................................   69

EXPERTS............................................   69
   Independent Auditors for CNB....................   69
   Independent Auditors for UFB....................   69
   Presence at Special Meeting.....................   69

SHAREHOLDER PROPOSALS..............................   69


EXHIBITS
   Agreement and Plan of Merger, as amended........   A-1
   Fairness Opinion of Kemper Securities, Inc......   B-1
   UF Bancorp, Inc. Annual Report on Form 10-K/A
     for the fiscal year ended June 30, 1994.......   C-1
   UF Bancorp, Inc. Quarterly Report on Form 10-Q/A
     (Second Amendment) for the quarter ended March
     31, 1995......................................   D-1

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CNB OR UFB. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT AT ANY TIME DOES NOT IMPLY THAT ANY INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                             AVAILABLE INFORMATION

  CNB and UFB are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "S.E.C."). The reports, proxy statements and other information filed by CNB and UFB can be inspected and copied at the public reference facilities of the S.E.C., Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the S.E.C. located at 7 World Trade Center, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials can be obtained from the public reference section of the S.E.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning CNB and UFB may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  CNB has filed with the S.E.C. a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the CNB Common to be issued pursuant to the Merger described herein. This Prospectus/Proxy Statement does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be obtained from the S.E.C.'s principal office in Washington, D.C. Statements contained in this Prospectus/Proxy Statement or in any document incorporated in this Prospectus/Proxy Statement by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the S.E.C. by CNB (File No. 0-11510) and UFB (File No. 0-19523) pursuant to the Exchange Act are incorporated by reference in this Prospectus/Proxy Statement:

  1. CNB's Annual Report on Form 10-K for the year ended December 31, 1994 as amended by its Annual Report on Form 10-K/A for the year ended December 31, 1994.

  2.  CNB's Quarterly Report on Form 10-Q for the quarter ended March 31,
      1995;

  3. The description of the common stock of CNB contained in CNB's Registration Statement on Form S-2 under the Securities Act (S.E.C. File No. 33-36017);

  4. CNB's Current Reports on Form 8-K, dated February 15, 1995, May 23, 1995, June 15, 1995 and June 26, 1995;

  5. UFB's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, as amended by its Annual Report on Form 10-K/A for the fiscal year ended June 30, 1994;

  6. UFB's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1994, December 31, 1994 and March 31, 1995, as amended by its Quarterly Reports on Form 10-Q/A for the quarters ended September 30, 1994, December 31, 1994 and March 31, 1995 and its Quarterly Reports on Form 10-Q/A (Second Amendment) for the quarters ended December 31, 1994 and March 31, 1995;

  7. UFB's Current Reports on Form 8-K dated December 13, 1994, and December 29, 1994;

  8. The following information contained in the specified pages of UFB's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1994, attached as Exhibit C to this Prospectus/Proxy Statement, is specifically incorporated herein by reference: (i) Audited consolidated financial statements of UFB, the notes thereto and the report of independent auditors on pages 53 through 79; (ii) Common stock data on page 38 (under the caption "Market For Registrant's Common Equity and Related Stockholder Matters"); (iii) Selected consolidated financial data on page 39 (under the caption "Selected Consolidated Financial Information"); (iv) Supplementary financial information on page 52 (under the caption "Quarterly Results of Operation"); and (v) Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 40 through 51; and

  9.  The following information contained in specified pages of UFB's
      Quarterly Report on Form 10-Q/A (Second Amendment) for the quarter ended March 31, 1995, attached as Exhibit D to this Prospectus/Proxy Statement, is specifically incorporated herein by reference: (i) Financial Statements (Item 1 of Form 10-Q/A (Second Amendment) at pages 1 through 7); and (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 2 of Form 10-Q/A (Second Amendment) at pages 8 through
      19). Information contained under Part II of Form 10-Q/A (Second Amendment) is excluded from this Prospectus/Proxy Statement.

  All documents and reports filed by CNB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus/Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.


  THIS PROSPECTUS/PROXY STATEMENT INCORPORATES DOCUMENTS RELATING TO CNB
AND UFB BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH.
THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE, WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS/PROXY STATEMENT IS DELIVERED, IN THE CASE OF CNB, TO DAVID L. KNAPP, EXECUTIVE VICE PRESIDENT, CNB BANCSHARES, INC., 20 N.W. THIRD STREET, EVANSVILLE, INDIANA 47739 (TELEPHONE NUMBER (812) 464-3400), OR, IN THE CASE OF UFB, TO ENNIS R. GRIFFITH, SENIOR VICE PRESIDENT, UF BANCORP, INC., 501 MAIN STREET, EVANSVILLE, INDIANA 47708 (TELEPHONE NUMBER (812) 425-7111). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY July 27, 1995.

                              SUMMARY INFORMATION

  The following is a brief summary of certain information contained elsewhere in this Prospectus/Proxy Statement. The following summary is not intended to be complete and is qualified in all respects by the information appearing elsewhere herein or incorporated by reference into this Prospectus/Proxy Statement, the Exhibits hereto and the documents referred to herein. All information contained in this Prospectus/Proxy Statement relating to CNB and its subsidiaries has been supplied by CNB and all information relating to UFB and its subsidiaries has been supplied by UFB. Shareholders are urged to read this Prospectus/Proxy Statement and the Exhibits hereto in their entirety.


                                 INTRODUCTION

  This Prospectus/Proxy Statement relates to the Merger Agreement among UFB, CBI and CNB which provides for, among other things, CNB's acquisition of UFB by means of the Merger of UFB with and into CBI, a wholly owned subsidiary of CNB. As a result of the Merger, CNB will acquire all of the issued and outstanding shares of UFB Common, and UFB will cease to exist as a separate entity.

  The summary set forth in this Prospectus/Proxy Statement of certain provisions of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein and attached as Exhibit A to this Prospectus/Proxy Statement.


                                    PARTIES

  CNB is a multi-bank holding company headquartered in Evansville, Indiana. At March 31, 1995, CNB had consolidated assets of $2.9 billion, deposits of $2.2 billion, loans of $1.9 billion and shareholders' equity of $242 million.
Through the 81 full-service banking offices and 25 consumer finance offices of its financial and non-banking subsidiaries, CNB provides commercial, retail and correspondent banking, mortgage servicing, trust, data processing, cash management and related financial services and property and casualty insurance to customers in southern, west central and central Indiana, western Kentucky, southern Illinois and the suburban Louisville, Kentucky area.

  CBI is a bank holding company and wholly owned subsidiary of CNB. CBI owns all of the capital stock of CNB's largest and lead bank, The Citizens National Bank of Evansville ("Citizens Bank"). CBI engages in no other business.

  On February 1, 1995, CNB acquired King City Federal Savings Bank ("King City"), a federal savings bank headquartered in Mt. Vernon, Illinois. At December 31, 1994, King City had total assets of $172.1 million, deposits of $161.0 million and shareholders' equity of $8.2 million.

  On February 10, 1995, CNB acquired Harrisburg Bancshares, Inc. ("HBI"), an Illinois corporation and bank holding company for The Harrisburg National Bank located in Harrisburg, Illinois. At December 31, 1994, HBI had total assets of $110.4 million, deposits of $95.3 million and shareholders' equity of $5.7 million.

  On October 18, 1994, CNB entered into an Agreement and Plan of Reorganization to acquire The Bank of Orleans ("Orleans"), an Indiana state bank located in Orleans, Indiana. At March 31, 1995, Orleans had total assets of $57.8 million, deposits of $51.8 million and shareholders' equity of $5.7 million. There can be no assurance that the acquisition will be consummated. On April 7, 1995, Citizens Bank of Western

Indiana, a wholly-owned subsidiary of CNB headquartered in Terre Haute, Indiana, entered into a Purchase and Assumption Agreement to acquire certain assets and assume certain liabilities of four branch offices of Household Bank, f.s.b., located in west-central Indiana. The total amount of deposits to be assumed is approximately $80 million. There can be no assurance that the purchase and assumption transaction will be consummated.

  For additional information regarding CNB, see "PARTIES -- CNB."

  The principal executive offices of CNB and CBI are at 20 N.W. Third Street, Evansville, Indiana 47739 (telephone number (812) 464-3400).

  UFB was organized in July 1991 for the purpose of acquiring all of the outstanding shares of Union Federal Savings Bank, a federal savings bank ("Thrift"), in its conversion from mutual to stock form. At March 31, 1995, UFB had consolidated assets of $553.0 million, deposits of $359.2 million, net loans of $200.5 million and shareholders' equity of $38.7 million.

  The principal business of Thrift consists of attracting retail deposits from the general public and investing those funds primarily in loans secured by first mortgages on owner-occupied, one-to-four family residences and in mortgage-backed securities. Thrift also originates consumer and, to a much lesser extent, commercial business loans and commercial real estate (including multi-family residential) loans. Through its network of sixteen offices, Thrift currently serves eight counties in southern Indiana, western Kentucky and the Mt. Carmel area in southern Illinois.

  The principal executive office of UFB is at 501 Main Street, Evansville, Indiana 47708 (telephone number (812) 425-7111).

  For additional information regarding UFB, see "PARTIES -- UFB."


                                SPECIAL MEETING

Date, Time and Place of Special Meeting

  The Special Meeting will be held at the main offices of UFB located at 501 Main Street, Evansville, Indiana on August 3, 1995, at 3:00 p.m., local time.

Matters to be Considered at Special Meeting

  At the Special Meeting, holders of UFB Common will consider and vote upon approving the Merger Agreement providing for the Merger of UFB with and into CBI. In addition, shareholders of UFB may be asked to vote on a proposal to adjourn or postpone the Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the Merger Agreement.

Record Date

  The record date for the Special Meeting is June 21, 1995.

Vote Required

  Approval and adoption of the Merger and the Merger Agreement will require the affirmative vote of a majority of the outstanding shares of UFB Common entitled to vote thereon. Holders of UFB Common will be entitled to one vote per share.

Revocation of Proxies

  Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof on the Merger Agreement by filing with the Secretary of UFB a written revocation or a duly executed proxy bearing a later date. A holder of UFB Common may withdraw his or her proxy at the Special Meeting at any time before it is exercised by electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.

Security Ownership of UFB Management

  As of the record date, executive officers and directors of UFB and their affiliates have the power to vote a total of 152,846 shares (9.51%) of UFB Common, all of which are expected by management of UFB to be voted in favor of the Merger Agreement.


                                    MERGER

  The following summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit A hereto and incorporated by reference herein.

Conversion Ratio

  At the time the Merger is consummated (the "Effective Time"), UFB will merge into CBI and as a result thereof each share of UFB Common will be converted into the right to receive 1.366 shares of CNB Common (the "Conversion Ratio"); provided, however, that if (a) the CNB Average Price (as defined below) is less than $26.66, then the Conversion Ratio will be increased so as to equal the product of (i) 1.366, and (ii) the quotient of $26.66 divided by the CNB Average Price; or (b) the CNB Average Price is more than $36.06, then the Conversion Ratio will be decreased so as to equal the product of (i) 1.366, and (ii) the quotient of $36.06 divided by the CNB Average Price. As used herein, the term "CNB Average Price" means the average of the per share closing prices of a share of CNB Common as reported on Nasdaq during the twenty business day period preceding the fifth calendar day preceding the date on which the Merger is consummated (the "Closing Date").

  No fractional shares of CNB Common will be issued and, in lieu thereof, holders of shares of UFB Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of UFB Common to be received in the Merger by such holder) will be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of CNB Common on Nasdaq on the fifth business day immediately preceding the date on which the Effective Time occurs.

  The shares of CNB Common to be issued in the Merger, together with any cash payments in lieu of fractional shares, are hereinafter referred to as the "Merger Consideration."

  As the Conversion Ratio will be determined based upon the CNB Average Price (which is not determinable until the end of the fifth trading day immediately preceding the Closing Date), it is not possible, as of the date of this Prospectus/Proxy Statement, to determine the definitive Conversion Ratio. For purposes of illustration, however, if the Effective Time and the Closing Date both would have occurred on June 27, 1995, the CNB Average Price would have been $29.61 and shareholders of UFB would have received 1.366 shares of CNB Common for each share of UFB Common held (plus cash in lieu of fractional shares). The foregoing information is provided solely for purposes of illustration. In the event that the actual CNB Average Price should be less than $26.66, the actual Conversion Ratio would be more than 1.366 shares of CNB Common for each share of UFB Common, and if the actual CNB Average Price should be more than $36.06, the Conversion Ratio would be less than 1.366 shares of CNB Common for each share of UFB Common.

Value of Merger


  As of June 27, 1995, based on a Conversion Ratio of 1.366 (i.e., assuming no upward or downward adjustment; see "MERGER; Conversion Ratio") and the closing sale price of CNB Common as reported on Nasdaq on such date, the Merger had a per share value of $40.64 to holders of UFB Common, and the approximate total value of the Merger Consideration to UFB shareholders was $66.127 million. The market value of the Merger Consideration as stated above may materially increase or decrease depending on the closing sale price of CNB Common as reported on Nasdaq on the date on which the Effective Time occurs. No assurance can be given as to the market price of CNB Common on the date on which the Effective Time occurs.

Reasons for Merger

      UFB

  The Board of Directors of UFB believes that the Merger is in the best interests of UFB and its shareholders and has approved and declared advisable the Merger. The Board of Directors' recommendation is based on a number of factors discussed in this Prospectus/Proxy Statement. See "MERGER --Background of and Reasons for Merger -- UFB."

      CNB

  The Board of Directors of CNB believes that the Merger will enable Citizens Bank to deliver financial services to a larger share of the Evansville, Indiana and surrounding area markets. It is also expected to create operating synergies that will permit financial services to be delivered more efficiently. See "MERGER -- Background of and Reasons for Merger -- CNB."

Recommendation of Board of Directors of UFB

  THE BOARD OF DIRECTORS OF UFB BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF UFB AND, ACCORDINGLY, RECOMMENDS THAT HOLDERS OF UFB COMMON VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND "FOR" THE PROPOSAL REGARDING ADJOURNMENT OR POSTPONEMENT.

  Certain members of the management and Board of Directors of UFB have interests in the Merger that are in addition to the interests of shareholders of UFB generally. See "MERGER -- Interests of Certain Persons in Merger."

Opinion of Financial Advisor

  UFB has received an opinion of Kemper Securities, Inc. ("Kemper Securities") that the Conversion Ratio in the Merger is fair, from a financial point of view, to the holders of UFB Common. For additional information regarding the opinion of Kemper Securities and the fees paid by UFB to Kemper Securities, see
"MERGER -- Opinion of Financial Advisor" and the opinion of Kemper Securities attached hereto as Exhibit B and incorporated by reference herein.

Form of Merger; Related Transactions

  The Merger Agreement provides that UFB will merge with and into CBI, which is a wholly owned subsidiary of CNB, and CBI will be the surviving corporation. Upon consummation of the Merger, CBI will continue to be a wholly owned subsidiary of CNB and UFB will cease to exist as a separate entity. Concurrent with the consummation of the Merger, Thrift will be merged (the "Evansville Bank Merger") with and into Citizens Bank and Thrift will cease to exist as a separate entity. Immediately prior to the consummation of the Merger and the Evansville Bank Merger, the following branch purchase and assumption transactions will be effected between Thrift and other subsidiaries of CNB: (i) Citizens Bank of Jasper, an Indiana state bank, will purchase and assume the assets and liabilities of Thrift's one branch office located in Jasper, Indiana (the "Jasper P&A"); (ii) Citizens Bank of Kentucky, a Kentucky state bank, will purchase and assume the assets and liabilities of Thrift's two branch offices located in Henderson, Kentucky (the "Kentucky P&A"); and (iii) Citizens Bank of Illinois, National Association, a national banking association, will purchase and assume the assets and liabilities of Thrift's one branch office located in Mt. Carmel, Illinois (the "Illinois P&A"). The Evansville Bank Merger, the Jasper P&A, the Kentucky P&A and the Illinois P&A are referred to herein collectively as the "Related Transactions." The Merger is conditioned upon the consummation of the Related Transactions.

Conditions to Merger; Regulatory Approvals

  The Merger is subject to various conditions including, among other things, (i) approval of the Merger Agreement by the requisite majority vote of the shareholders of UFB (see "SPECIAL MEETING -- Vote Required"); (ii) receipt of regulatory approvals from the Office of the Comptroller of the Currency (the "O.C.C."), the Federal Deposit Insurance Corporation (the "F.D.I.C."), the Office of Thrift Supervision (the "O.T.S.") and the Kentucky Department of Financial Institutions (the "K.D.F.I.") (see "MERGER --Regulatory Approvals");
(iii) receipt of an opinion on certain tax aspects of the Merger (see "MERGER -- Federal Income Tax Consequences"); (iv) receipt of an accounting opinion to the effect that the Merger qualifies for "pooling of interests" accounting treatment (see "MERGER -- Accounting Treatment"); (v) the occurrence of no material adverse changes in the businesses of CNB or UFB; (vi) the Closing Book Value of UFB (determined as provided in the Merger Agreement and described elsewhere herein; see "MERGER --Conditions to Consummation of Merger") being not less than $48,691,000 (which was the amount of the consolidated shareholders' equity account of UFB as of October 31, 1994); and (vii) the reaffirmation of the opinion of Kemper Securities to the effect that the Merger is fair to the shareholders of UFB from a financial point of view (see "MERGER -- Opinion of Financial Advisor"). See "MERGER -- Conditions to Consummation of Merger."

  The Merger may not be consummated until the 15th day after the date of the O.C.C. and F.D.I.C. approvals. Applications for prior approval of the Evansville Bank Merger were approved by the O.C.C. and the O.T.S. on June 13, 1995 and April 5, 1995, respectively; applications for prior approval of the Jasper P&A were approved by the F.D.I.C. and the O.T.S. on May 19, 1995 and April 5, 1995, respectively; applications for prior approval of the Kentucky P&A were approved by the O.T.S. and the K.D.F.I. on April 5, 1995 and May 15, 1995, respectively; and applications for prior approval of the Illinois P&A were approved by the O.C.C. and the O.T.S. on June 13, 1995 and April 5, 1995, respectively. An application for prior approval of the Kentucky P&A has been filed with the F.D.I.C. and is pending. The Merger does not require the separate approval of any regulatory agency.

Conduct of Business Pending Merger; Dividends

  Pursuant to the Merger Agreement, UFB has agreed that it will, and that it will cause its subsidiaries to, continue to carry on its respective business and the discharge or incurrence of its respective obligations and liabilities only in the usual, regular and ordinary course of business as conducted prior to the execution of the Merger Agreement. See "MERGER -- Certain Other Agreements -- Conduct of Business Pending Merger."

  The Merger Agreement provides that UFB may declare and pay its regular quarterly dividend on the UFB Common not to exceed $0.15 per share at approximately the same time during each quarter which it has historically declared and paid such quarterly dividend. In this regard, CNB and UFB have agreed to cooperate with each other to coordinate the record and payment dates of their respective dividends for the quarter in which the Effective Time occurs such that UFB shareholders would receive the aforesaid quarterly dividend from UFB or a regular quarterly dividend from CNB, but not from both with respect to any such quarter. See "MERGER -- Certain Other Agreements -- Dividends."

Termination of Merger Agreement

  The Merger Agreement may be terminated at any time prior to the Effective Time
(i) if the Merger is not consummated on or prior to December 12, 1995; (ii) by mutual agreement of CNB and UFB; (iii) by CNB or UFB in the event of a material breach by the other of any of its representations and warranties or agreements under the Merger Agreement not cured within 30 days after notice of such breach is given by the non-breaching party (see "MERGER -- Representations and Warranties"); (iv) by either party in the event all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period) (see "MERGER -- Conditions to Consummation of Merger"); (v) by CNB if environmental inspection reports on UFB's real properties that must be obtained pursuant to the Merger Agreement disclose any contamination or presence of hazardous wastes the estimated clean-up or other remedial cost of which exceeds $250,000 or cannot be reasonably estimated to be such amount or less (see "MERGER -- Certain Other Agreements -- Environmental Inspections"); (vi) by CNB in the event that UFB or any of its subsidiaries becomes a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or thrifts or bank or thrift holding companies after the date of the Merger Agreement which is materially adverse to UFB and its subsidiaries; and (vii) by CNB in the event the Mortgage Operations Losses (as defined below; see "MERGER -- Termination or Abandonment") exceed $1,335,167.23. See "MERGER --Termination or Abandonment."

Termination Fee

  The Merger Agreement provides that upon the occurrence of one or more Triggering Events (as defined below), UFB will pay to CNB the sum of $2 million.

  The term "Triggering Event" means any of the following events (a) upon termination of the Merger Agreement by CNB upon a breach thereof by UFB (including, without limitation, upon the entering into of an agreement between UFB and any third party which is inconsistent with the transactions contemplated by the Merger Agreement), provided that within two years of the date of such termination, an event described in clause (c) or (d) below occurs; (b) the failure of UFB's shareholders to approve the Merger and the Merger Agreement at the Special Meeting, provided that within one year of the date of the Special Meeting, an event described in clause (c) or (d) below occurs; (c) any person or group of persons (other than CNB) acquires, or has the right to acquire, 50% or more of the UFB Common, exclusive of shares of UFB Common sold directly or indirectly to such person or group of persons by CNB; or (d) upon the entry by UFB into an agreement or other understanding with a person or group of persons (other than CNB and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with UFB or to purchase all or substantially all of UFB's assets. As used above, the term "person" and "group of persons" has the meanings conferred thereon by Section 13(d) of the Exchange Act. See "MERGER -- Termination Fee."

Accounting Treatment

  The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. The receipt of an opinion from Geo. S. Olive & Co., L.L.C., the independent accountants of CNB, confirming that the Merger will qualify for "pooling of interests" accounting, is a condition to CNB's obligation to consummate the Merger. See "MERGER -- Conditions to Consummation of Merger." If such condition is not met, the Merger would not be consummated unless the condition were waived by CNB and the approval of UFB's shareholders entitled to vote on the Merger were resolicited if such change in accounting treatment were deemed material to the financial condition and results of operations of CNB on a pro forma basis. See "MERGER -- Accounting Treatment."

Closing Date; Effective Time of Merger

  The Merger Agreement provides that the closing of the Merger (the "Closing") will take place, at CNB's election, on (i) the last business day of; or (ii) the first business day of the month following; or (iii) the last business day of the earliest month which is the second month of a calendar quarter following, in each case, the month during which all necessary regulatory approvals required by law for the Merger and the Related Transactions have been obtained and all waiting periods required by law have expired (see "MERGER -- Regulatory Approvals") or such other time thereafter as UFB and CNB may agree.

  The Merger Agreement provides that the Effective Time of the Merger will be the later of (a) the date of filing with the Secretary of State of the State of Indiana of Articles of Merger; and (b) the date of filing with the Secretary of State of the State of Delaware of a Certificate of Merger. Assuming that the Merger is approved by the requisite vote of the shareholders of UFB and that the other conditions to the Merger are satisfied or waived (where permissible), it is presently anticipated that the Effective Time of the Merger will be in the third quarter of 1995, but no assurance can be given that such timetable will be met or that the conditions to the Merger will be satisfied or waived (where permissible).

  With the exception of those shareholders of UFB who may be deemed to be an "affiliate" of UFB for purposes of Rule 145 under the Securities Act, the Merger Agreement does not prohibit shareholders of UFB from selling their shares prior to the Effective Time. The Merger Agreement provides, however, that each affiliate of UFB must enter into an agreement with CNB providing, among other things, that such affiliate will not make any sale or other disposition of any shares of UFB Common during the 30 day period commencing on the 30th day prior to the Effective Time. Persons who may be deemed to be affiliates of UFB generally include individuals who (or entities which) control, are controlled by or are under common control with UFB and will include directors and certain officers of UFB and may include principal shareholders of UFB. See "MERGER -- Resale of CNB Common."

Interests of Certain Persons in Merger

  Certain members of UFB's management and Board of Directors have material interests in the Merger that are in addition to the interests of shareholders of UFB generally. These material interests relate to provisions in the Merger Agreement providing that (i) each employee (including an officer) of UFB who continues as an employee following the Effective Time will be entitled to participate in certain employee benefit and stock plans that may be in effect for employees of all of CNB's subsidiaries, from time to time, on the same basis as similarly situated employees of other CNB subsidiaries (see "MERGER -- Effect on Employee Benefit and Stock Plans -- Employee Benefits"); (ii) CNB will assume the outstanding options to acquire shares of UFB Common (see "MERGER -- Effect on Employee Benefit and Stock Plans -- Stock Options"); (iii) CNB will provide officers and directors of UFB and its subsidiaries, after the Merger, with the same directors' and officers' liability insurance coverage that it provides to directors and officers of its other banking subsidiaries generally and CNB will use its best efforts to obtain an endorsement to its directors' and officers' liability insurance policy to cover acts or omissions of such officers and directors prior to the effective time (and if CNB cannot obtain such endorsement without payment of any special premium or other charge or expense, UFB may purchase such coverage provided the premium therefore does not exceed $25,000), and CNB will cause CBI or its successor, for six years after the Effective Time, to indemnify the officers and directors of UFB and its subsidiaries against any liability arising out of actions occurring prior to the Effective Time, to the extent that such indemnification is then permitted under the Delaware General Corporation Law (the "Delaware Law") and by UFB's Articles of Incorporation as in effect on the date of the Merger Agreement (see "MERGER -- Interests of Persons in Merger --Indemnification and Insurance"); (iv) upon the retirement of Mr. Donald A. Rausch, Chairman of the Board, President and Chief Executive Officer of UFB and Thrift, CNB will enter into a consulting agreement with him, renewable annually, on mutually agreeable terms providing for annual consulting fees of $40,000 (see "MERGER -- Interests of Persons in Merger -- Consulting Agreement"); (v) CBI will, at the Effective Time, assume all obligations, duties and liabilities of UFB under the Supplemental Executive Retirement Plan established by UFB for the benefit of Mr. Rausch (see "MERGER -- Interests of Persons in Merger --Supplemental Executive Retirement Plan"); (vi) Citizens Bank will, at the Effective Time, assume all obligations, duties and liabilities of Thrift under the Directors Deferred Compensation Master Agreement and related Joinder Agreements for each of the Directors of Thrift (provided that deferrals of director fees under such plan will cease as of or after the Effective Time and any director fees held in accounts under such plan will continue to be held under the plan and accrue interest as provided therein) (see "MERGER --Interests of Persons in Merger -- Directors Deferred Compensation Plan"); (vii) Citizens Bank will assume and CBI will guarantee such assumption, at the Effective Time, all duties, liabilities and obligations of Thrift which may exist at any time under the Employment Agreements between Thrift and each of Messrs. Donald A. Rausch, Chairman of the Board, President and Chief Executive Officer of UFB and Thrift, Ennis R. Griffith, Senior Vice President, Chief Financial Officer and Secretary/Treasurer of UFB and Thrift, Terry G. Johnston, Senior Vice President and Lending Operations Officer of UFB and Thrift, and Paul E. Wargel, Senior Vice President - Residential Lending Manager of Thrift, and under the Special Termination Agreements between Thrift and each of Messrs. Steven E. Fowler, Vice President/Financial Services of Thrift, and J. Ray Justice, Vice President/Administration of Thrift (see "MERGER -- Interests of Persons in Merger -- Employment and Termination Agreements"); (viii) CNB and Citizens Bank will, at the Effective Time, assume Thrift's Recognition and Retention Plan and Trust, which holds 22,242 shares of UFB Common for the benefit of certain executive officers of UFB (see "MERGER -- Interests of Persons in Merger -- Recognition and Retention Plan and Trust"); and (ix) each director of UFB immediately prior to the Effective Time who is under the age of 70 will be elected to the Board of Directors of Citizens Bank or the board of another subsidiary bank of CNB, if more appropriate and agreed to by CNB and such director (see "MERGER -- Interests of Persons in Merger -- Board Composition").

  No member of CNB's management or Board of Directors has an interest in the Merger, other than as a shareholder of CNB generally, except that Mr. William E. Vieth, Executive Vice President of CNB, owns 500 shares of UFB Common and Mr. Robert L. Koch, II, a director of CNB, beneficially owns 5,700 shares of UFB Common.

  None of the directors or executive officers of UFB would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of CNB Common.

Federal Income Tax Consequences

  The Merger is intended to be a tax-free reorganization so that no gain or loss will be recognized by CNB or UFB, and no gain or loss will be recognized by UFB shareholders, except in respect of cash received for fractional shares. The following is a summary of a tax opinion issued by Lewis, Rice & Fingersh, L.C., counsel to CNB, and included as an exhibit to the Registration Statement.

  If the Merger is consummated in accordance with the terms set forth in the Merger Agreement, the Related Transactions are consummated as provided in the Merger Agreement and described in this Prospectus/Proxy Statement (see "MERGER-- Form of Merger; Related Transactions") and in accordance with certain representations made by the parties, and assuming no adverse change in applicable law, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no gain or loss will be recognized by the holders of shares of UFB Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of CNB Common received by the shareholders of UFB will be the same as the basis of UFB Common exchanged therefor; (iv) the holding period of the shares of CNB Common received by the shareholders of UFB will include the holding period of the shares of UFB Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time; and
(v) if a cash payment is received by a shareholder of UFB in lieu of a fractional share interest in CNB Common, the cash payment will be treated as received by the shareholder as a distribution in full payment in exchange for the fractional share redeemed. See "MERGER -- Federal Income Tax Consequences."

  The opinion is subject to certain assumptions and based on certain representations of each of UFB, Thrift, CNB, CBI and Citizens Bank. Further, the opinion will be based on current law, which could be amended, revoked, or modified with or without retroactive effect, in a manner which would change such opinion. The opinion will neither be binding upon the Internal Revenue Service (the "I.R.S."), nor will the I.R.S. be precluded from taking a contrary position. Because no authority has been found that directly addresses the federal income tax consequences of a transaction substantially similar to the Merger and Related Transactions, the opinion will not be entirely free from doubt. If litigated by the I.R.S., there can be no assurance that a court would necessarily agree with the opinion.

  Pursuant to the Merger Agreement, CNB and CBI have agreed that they will not take any actions following the Effective Time which would cause the Merger to lose its status as a reorganization under 368(a)(2)(D) of the Code and, specifically, that CBI or its subsidiaries will continue at least one historic business line of Thrift, or use at least a significant portion of Thrift's historic business assets in a business, in each case within the meaning of Treas. Reg. (S)1.368-1(d).

  THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SHAREHOLDERS OF UFB WITHOUT

REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH SHAREHOLDER OF UFB SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

Absence of Dissenters' Rights

  Under the Delaware Law, the shareholders of UFB are not entitled to dissent from the Merger and demand payment of the fair or appraised value of their shares of UFB Common as a result of the Merger because such shares, as well as the shares of CNB Common to be received by the holders of UFB Common in the Merger, are quoted on Nasdaq. See "MERGER -- Absence of Dissenters' Rights."


                     MANAGEMENT AND OPERATIONS AFTER MERGER

  Upon consummation of the Merger and the Evansville Bank Merger, UFB and Thrift will merge with and into CBI and Citizens Bank, respectively, and UFB and Thrift will cease to exist as separate entities. Immediately prior to the Evansville Bank Merger, certain of Thrift's branches located outside of the Evansville, Indiana area will be transferred, via branch purchase and assumption transactions, to other subsidiaries of CNB located in those other areas. See "MERGER -- Form of Merger; Related Transactions." The Board of Directors of Citizens Bank, after the Effective Time, will consist of the persons serving on such Board immediately prior to the Effective Time and each of the directors of UFB who is under age 70. See "MERGER -- Interest of Certain Persons in Merger
- -- Board Composition." It is not expected that the management or Board of Directors of CNB will be affected as a result of the Merger. See "MERGER -- Management and Operations After Merger."


                        COMPARISON OF SHAREHOLDER RIGHTS

  The rights of the holders of UFB Common and CNB Common differ in certain respects. The rights of the shareholders of UFB who receive shares of CNB Common in the Merger will be governed by the corporate law of Indiana (the "Indiana Law"), the state in which CNB is incorporated, and by CNB's Articles of Incorporation and Bylaws, as amended, and other corporate documents. The rights of holders of UFB Common are presently governed by the Delaware Law. The governing law and documents of CNB differ from those which apply to UFB in several respects, including procedures for approving certain business combinations, amending Articles of Incorporation and removing directors, the ability of shareholders to call special shareholders' meetings, take action by written consent and dissent from corporate action and receive fair value for their shares and rights of shareholders pursuant to certain takeover statutes. See "COMPARISON OF SHAREHOLDER RIGHTS."

  Certain provisions of CNB's Articles of Incorporation and Bylaws, as amended, reduce CNB's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. The Board of Directors of CNB believes that it is in the best interests of CNB and its shareholders to encourage potential acquirors to negotiate directly with CNB's Board of Directors and that these provisions will encourage such negotiations and discourage nonnegotiated takeover attempts. It is also the view of CNB's Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of CNB and which is in the best interests of all shareholders. These provisions may, however, also have the effect of discouraging a future takeover attempt which would not be approved by CNB's Board of Directors, but pursuant to which shareholders may receive a premium for their shares over the then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of CNB's Board of Directors and management more difficult.

                           COMPARATIVE STOCK PRICES

  Shares of CNB Common and UFB Common are listed on Nasdaq under the symbols CNBE and UFBI, respectively. The following table sets forth, for the periods indicated, the high and low closing bid prices of CNB Common and UFB Common as reported on Nasdaq. The bid prices for such shares reflect interdealer prices, without retail markup, markdown or commission and do not necessarily represent actual transactions. The prices for CNB Common have been adjusted for a one for ten stock dividend paid by CNB on December 9, 1994 (the "Stock Dividend") and rounded up to the nearest one-eighth.


                                            CNB Common                 UFB Common
                                    --------------------------  --------------------------
                                       High            Low         High            Low
                                       ----            ---         ----            ---
  1993   First Quarter...........    $26 1/8         $23 7/8     $22 5/8         $17 7/8
         Second Quarter..........     28              24 7/8      22 3/4          19 1/4
         Third Quarter...........     29 1/2          26 7/8      27 3/4          22 3/4
         Fourth Quarter..........     28 3/4          27          28 1/2          22 1/2

  1994   First Quarter...........    $30 1/4         $28 1/8     $26 1/4          23
         Second Quarter..........     30 1/2          28 5/8      29 1/4          22 1/2
         Third Quarter...........     31 1/8          30 1/2      28              26
         Fourth Quarter..........     31 1/4          28 1/4      38              25 3/4

  1995   First Quarter...........    $32             $29 1/4     $36 1/2         $34
         Second Quarter..........     29 3/4          29 1/4      37 3/4          35 3/4
         (through June 27, 1995)

- --------------

  On November 3, 1994, the day before UFB announced that it was engaged in merger negotiations with an unnamed institution, the closing sale price of UFB Common was $31.75. On December 12, 1994, the last trading day before the announcement of the execution of the Merger Agreement, the closing sale prices of CNB Common and UFB Common, as reported on Nasdaq, were $31.75 per share and $36.50 per share, respectively, and the equivalent per share price for UFB Common, which is calculated by multiplying the specified closing sale price of CNB Common by the Conversion Ratio of 1.366 shares of CNB Common for each share of UFB Common (assuming no upward or downward adjustment of the Conversion Ratio; see "MERGER -- Conversion Ratio"), was $43.37.


  On June 27, 1995, the closing sale prices of CNB Common and UFB
Common, as reported on Nasdaq, were $29.75 per share and $37.25 per share, respectively, and the equivalent per share price for UFB Common (assuming no upward or downward adjustment of the Conversion Ratio; see "MERGER --Conversion Ratio"), was $40.64 per share, and there were approximately 7,387 and approximately 917 holders of record of CNB Common and UFB Common, respectively.

                      SELECTED COMPARATIVE PER SHARE DATA
                                  (unaudited)

   The following summary presents comparative historical, pro forma and pro forma equivalent unaudited per share data for CNB and UFB. The pro forma amounts assume that the Merger had been effective during the periods presented and had been accounted for under the pooling of interests method of accounting. For a description of the pooling of interests method of accounting with respect to the Merger, see "Merger -- Accounting Treatment."

   The amounts designated "Historical" represent, for CNB, the historical financial results of CNB and also give effect to two separate transactions which were completed after December 31, 1994, and before the date of this Prospectus/Proxy Statement and which were accounted for under the pooling of interests method (the "Recent Acquisitions") (see "PARTIES -- CNB -- Recent Acquisitions"). The amounts designated "Pro Forma Combined Per CNB/UFB Share" represent the pro forma results of the Merger and also give effect to the Recent Acquisitions. The amounts designated "Equivalent Pro Forma Per CNB/UFB Share" are computed by multiplying the Pro-Forma Combined Per CNB/UFB Share amounts by the Conversion Ratio of 1.366 shares of CNB Common for each share of UFB Common (assuming no upward or downward adjustment of the Conversion Ratio; see "MERGER
- -- Conversion Ratio"). The amounts designated "Pro Forma Combined Per CNB Share" represent the pro forma results of the Merger and also give effect to the Recent Acquisitions and one additional separate transaction, the acquisition of Orleans, which is presently pending and which is expected to be accounted for under the pooling of interests method (see "PARTIES -- CNB -- Pending Acquisitions"). The amount designated "Equivalent Pro Forma Per UFB Share" are computed by multiplying the Pro Forma Combined Per CNB Share amounts by the Conversion Ratio of 1.366 shares of CNB Common for each share of UFB Common (assuming no upward or downward adjustment of the Conversion Ratio;
see "MERGER -- Conversion Ratio").

   The data presented should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Prospectus/Proxy Statement and with the unaudited pro forma financial statements included elsewhere in this Prospectus/Proxy Statement. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA FINANCIAL DATA."

                                         Three Months Ended March 31/(2)/       Year Ended December 31,/(2)/
                                         --------------------------------       -----------------------------
                                              1995             1994               1994       1993      1992
                                              ----             ----               ----       ----      ----
NET INCOME PER COMMON SHARE:/(1)/
Historical:
   CNB
       Primary.........................    $ 0.47           $ 0.44                $ 1.82     $ 1.82    $ 1.52
       Fully diluted...................      0.47             0.42                  1.78       1.76      1.48
   UFB.................................      0.52             0.61                 (2.00)      3.01      2.68

Pro-Forma Combined Per CNB/UFB
 Share:/(2)/
       Primary.........................    $ 0.45           $ 0.44                $ 1.38     $ 1.88    $ 1.59
       Fully diluted...................      0.45             0.43                  1.35       1.83      1.55

Equivalent Pro-Forma Combined Per
 CNB/UFB Share:
       Primary.........................      0.61             0.60                  1.89       2.57      2.17
       Fully diluted...................      0.61             0.59                  1.84       2.50      2.12

Pro-Forma Combined Per CNB Share:
       Primary.........................      0.46             0.44                  1.35       1.87      1.60
       Fully diluted...................      0.46             0.43                  1.33       1.82      1.56

Equivalent Pro-Forma Per UFB Share:
       Primary.........................      0.63             0.60                  1.84       2.55      2.19
       Fully diluted...................      0.63             0.59                  1.82       2.49      2.13

DIVIDENDS PER COMMON SHARE:/(3)/
Historical:
   CNB.................................    $ 0.20           $ 0.19                $ 0.79     $ 0.73    $ 0.71
   UFB.................................      0.15            0.125                  0.53      0.455      0.31
Pro-Forma Combined Per CNB Share.......      0.20             0.19                  0.79       0.73      0.71

Equivalent Pro-Forma Per UFB Share.....      0.27             0.26                  1.08       1.00      0.97

BOOK VALUE PER COMMON SHARE:
Historical:
   CNB.................................    $16.16           $15.61                $15.81     $15.55    $13.90
   UFB.................................     24.08            29.23                 22.82      28.44     26.29

Pro Forma Combined Per CNB/UFB
 Share/(2)/............................     16.35            16.37                 15.92      16.24     14.65

Equivalent Pro-Forma Per CNB/UFB
 Share.................................     22.33            22.36                 21.75      22.18     20.01

Pro Forma Combined Per CNB Share/(2)/..     16.32            16.42                 15.95      16.28     14.74

Equivalent Pro-Forma Per UFB Share.....     22.29            22.43                 21.79      22.24     20.13

- --------------
/(1)/ Excludes the cumulative effect of the adoption of SFAS 109, Accounting for
      Income Taxes, which was adopted by CNB on January 1, 1993.
/(2)/ The pro forma financial information of UFB, the fiscal year-end of which is June 30, has been restated to conform with CNB's fiscal year-end of December 31 by adding the results of UFB for the six-month period ended December 31 to the most recent fiscal year-end information and deducting the results of UFB for the six-month period ended December 31 of the preceding fiscal year.
/(3)/ CNB's pro forma and UFB's pro forma equivalent dividends per share represent historical dividends per share declared by CNB multiplied by the Conversion Ratio of 1.366 (assuming no upward or downward adjustment).

                            SELECTED FINANCIAL DATA

    The following tables present selected unaudited consolidated historical financial data for CNB and UFB and pro forma combined amounts reflecting the Merger. The pro forma amounts assume that the Merger had been effective during the periods presented. The data presented is derived from the consolidated financial statements of CNB and UFB and should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Prospectus/Proxy Statement and with the unaudited pro forma financial statements included elsewhere in this Prospectus/Proxy Statement. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA FINANCIAL DATA."

                                    CNB/(1)/

                                               Three Months Ended
                                                   March 31,                              Year Ended December 31,
                                            ------------------------  -------------------------------------------------------------
                                               1995         1994         1994         1993         1992         1991        1990
                                                                 (dollars in thousands, except per share data)
Income Statement Data:
- ----------------------
 Interest Income.........................   $   55,953   $   44,086   $  195,467   $  177,206   $  187,882   $  212,831  $  205,025
 Interest Expense........................       26,361       19,699       87,255       80,764       95,950      125,797     129,329
 Net Interest Income.....................       29,592       24,387      108,212       96,442       91,932       87,034      75,696
 Provision for Loan Losses...............        1,504        1,302        6,319        3,605        8,960       15,040       8,081
 Noninterest Income......................        8,893       10,262       37,352       33,910       28,313       26,106      21,927
 Noninterest Expense.....................       25,938       23,983       97,707       87,867       81,359       78,963      64,598
 Net Income/(2)/.........................        6,985        6,311       26,833       25,966       21,376       13,780      18,414

Per Common Share Data:
- ----------------------
 Net Income/(2)/                            $     0.47   $     0.44   $     1.82   $     1.82   $     1.52   $     0.98  $     1.33
    Primary..............................         0.47         0.42         1.78         1.76         1.48         0.98        1.33
    Fully diluted........................         0.20         0.19         0.79         0.73         0.71         0.68        0.65
 Dividends Declared......................        16.16        15.61        15.81        15.55        13.90        13.05       12.70
 Book Value..............................

Balance Sheet Data at Period End:
- ---------------------------------
 Loans...................................   $1,909,409   $1,681,639   $1,917,982   $1,661,561   $1,401,981   $1,514,317  $1,570,512
 Total Earning Assets....................    2,713,176    2,466,416    2,711,892    2,456,235    2,243,750    2,220,880   2,234,614
 Total Deposits..........................    2,252,341    2,195,719    2,242,643    2,209,078    2,064,367    2,031,312   2,070,083
 Total Shareholders' Equity..............      242,074      226,304      237,260      224,303      195,318      183,974     179,389
 Total Assets............................    2,904,397    2,658,975    2,919,087    2,654,188    2,450,578    2,427,200   2,451,766
 Total Long-Term Debt....................       60,824       47,057       58,077       50,111       60,477       75,730      61,910


Financial Ratios:
- -----------------
 Return on Average Assets/(3)/...........         0.96%        0.95%        0.96%        1.02%        0.88%        0.57%       0.84%
 Return on Average Common Equity/(3)/....        11.56        11.36        11.52        12.47        11.20         7.48       10.86
 Net Interest Margin/(3)(4)/.............         4.53         4.17         4.30         4.23         4.25         4.13        4.03
 Core Capital (Tier 1) Leverage
    Ratio/(5)/...........................         7.73         7.84         7.51         7.56         7.31         6.74        6.48
 Core Capital (Tier 1) Risk-Based
    Capital Ratio/(6)/...................        11.84        12.06        11.63        11.86        11.47        10.60        9.06
 Net Charge-Offs to Average Loans/(3)/...         0.44         0.21         0.21         0.23         0.50         0.77        0.61
 Allowance for Losses to Loans...........         1.36         1.37         1.39         1.36         1.55         1.33        1.08
 Nonperforming Loans to Loans/(7)/.......         0.81         1.00         0.78         0.95         1.00         1.27        1.19
 Allowance for Losses to
    Nonperforming Loans/(7)/.............       168.51       137.70       177.85       143.69       154.33       104.06       90.43
 Nonperforming Assets to Total
    Assets/(8)/..........................         0.61         0.79         0.61         0.80         0.86         1.03        1.13
- ---------------------------

/(1)/ The historical information set forth in the table gives effect to the Recent Acquisitions which were completed after December 31, 1994, and before the date of this Prospectus/Proxy Statement (which were accounted for under the pooling of interests method). See "PARTIES -- CNB -- Recent Acquisitions."
/(2)/ Net income excludes the cumulative effect of the change in accounting for income taxes.
/(3)/ Annualized in the case of interim financial information.
/(4)/ Computed by dividing net interest income by average interest earning assets and stated on a fully taxable equivalent basis.
/(5)/ Computed by dividing period-end tangible equity (core capital) by period-
      end tangible assets.
/(6)/ Based on final 1992 standards.
/(7)/ Nonperforming loans include nonaccrual and restructured loans and loans past due 90 days or more.
/(8)/ Nonperforming assets include nonperforming assets and other real estate owned.

                                      UFB

                                                Nine Months Ended March 31,                    Year Ended June 30,
                                              -------------------------------  -----------------------------------------------------
                                                   1995             1994         1994       1993       1992       1991       1990
                                              ---------------  --------------  ---------  ---------  ---------  ---------  ---------
                                                                  (dollars in thousands, except per share data)
Income Statement Data:
- --------------------------------------------
 Interest Income............................       $ 27,439         $ 24,600   $ 31,852   $ 35,791   $ 39,600   $ 40,307   $ 39,238
 Interest Expense...........................         17,034           14,269     18,520     20,727     26,419     29,836     30,404
 Net Interest Income........................         10,405           10,331     13,332     15,064     13,181     10,471      8,834
 Provision for Loan Losses..................          1,065              247        914        285        231        391        319
 Noninterest Income.........................          2,036            6,362      8,131      8,433      8,724      3,893      3,879
 Noninterest Expense........................         12,547           10,317     14,798     15,168     13,744     10,442      9,909
 Net Income/(1)/............................         (3,358)           3,844      3,679      4,950      4,745      2,258      1,726

Per Common Share Data:
- --------------------------------------------
 Net Income/(1)/............................       $  (1.96)        $   2.23   $   2.14   $   2.74   n/a/(8)/   n/a/(8)/   n/a/(8)/
 Dividends Declared.........................          0.425             0.36       0.49       0.43       0.10         --         --
 Book Value.................................          24.08            29.23      29.11      26.54      23.76   n/a/(8)/   n/a/(8)/

Balance Sheet Data at Period End:
- --------------------------------------------
 Loans......................................       $202,447         $175,597   $169,452   $179,896   $194,446   $211,141   $221,453
 Total Earning Assets.......................        552,080          436,781    470,849    455,041    441,222    432,081    408,110
 Total Deposits.............................        359,150          390,307    382,916    381,712    390,751    400,576    377,033
 Total Shareholders' Equity.................         38,719           46,580     46,385     44,519     41,803     22,890     20,632
 Total Assets...............................        553,041          469,261    503,883    489,526    470,677    460,766    430,848
 Total Long-Term Debt.......................             --               --         --         --         --         --         --

Financial Ratios:
- --------------------------------------------
 Return on Average Assets/(2)/..............          (0.83%)           1.02%      0.74%      1.02%      1.00%      0.51%      0.41%
 Return on Average Common Equity/(2)/.......         (10.88)           11.30       8.04      11.43      13.62      10.32       8.78
 Net Interest Margin/(2)(3)/................           2.69             2.90       2.86       3.27       2.95       2.52       2.21
 Tier 1 Leverage (core capital) Ratio/(4)/..           7.78             9.93       9.21       9.09       8.88       4.90       4.76
 Tier 1 Risk-Based Capital Ratio/(5)/.......          20.39            24.03      24.08      22.39      20.86      11.40      10.81
 Net Charge-Offs to Average
   Loans/(2)/...............................           0.47             0.09       0.10       0.07       0.10       0.08       0.06
 Allowance for Losses to Loans..............           0.96             0.52       0.91       0.44       0.33       0.29       0.18
 Nonperforming Loans to Loans/(6)/..........           0.11             0.08       0.10       0.24       0.25       0.95       0.98
 Allowance for Loan Losses to
   Nonperforming Loans/(6)/.................         863.11           618.12     913.69     187.79     131.17      30.92      18.28
 Nonperforming Assets to Total
   Assets/(7)/..............................           0.19             0.27       0.33       0.43       0.42       0.58       0.66
- ---------------------------

/(1)/ Net income excludes the cumulative effect of change in accounting for income taxes.
/(2)/  Annualized in the case of interim financial data.
/(3)/ Computed by dividing net interest income by average interest-earning assets and stated on a fully taxable equivalent basis.
/(4)/ Computed by dividing period-end tangible equity (core capital) by period-end tangible assets.
/(5)/  Based on final 1992 standards.
/(6)/ Nonperforming loans include nonaccrual and restructured loans and loans past due 90 days or more.
/(7)/ Nonperforming assets include nonperforming loans and other real estate owned.
/(8)/  Not applicable.  UFB was organized on October 31, 1991.

                PRO FORMA COMBINED SELECTED FINANCIAL DATA/(1)/

                                                             Three Months Ended
                                                                 March 31,                 Year Ended December 31,
                                                          ------------------------  -------------------------------------
                                                             1995         1994         1994         1993         1992
                                                                  (dollars in thousands, except per share data)
INCOME STATEMENT DATA:
   Interest Income......................................  $   66,652   $   52,570   $  231,926   $  215,435   $  229,930
   Interest Expense.....................................      33,196       24,497      108,378      102,339      121,208
   Net Interest Income..................................      33,456       28,073      123,548      113,096      108,722
   Provision for Loan Losses............................       1,554        1,385        8,384        3,934        9,200
   Non-interest Income..................................      10,043       12,074       41,685       43,213       36,564
   Non-interest Expense.................................      29,338       27,654      116,690      103,905       97,584
   Net Income/(2)/......................................       8,059        7,531       23,492       31,840       26,954

Per Common Share Data:
- ---------------------
   Net Income/(2)/                                        $     0.46   $     0.44   $     1.35   $     1.87   $     1.60
       Primary..........................................        0.46         0.43         1.33         1.82         1.56
       Fully diluted....................................        0.20         0.19         0.79         0.73         0.71
   Dividends Declared...................................       16.32        16.42        15.95        16.28        14.74
   Book Value...........................................

Balance Sheet Data at Period End:
- ---------------------------------
   Loans................................................  $2,140,810   $1,884,604   $2,140,380   $1,867,869   $1,616,644
   Total Earning Assets.................................   3,291,020    2,957,747    3,280,681    2,984,161    2,742,669
   Total Deposits.......................................   2,663,292    2,636,517    2,649,910    2,643,300    2,494,378
   Total Shareholders' Equity...........................     285,583      278,899      279,509      275,479      244,667
   Total Assets.........................................   3,514,770    3,184,918    3,528,498    3,219,196    2,981,956
   Total Long-Term Debt.................................      60,824       47,057       58,077       50,111       60,477

Financial Ratios:
- ----------------
   Return on Average Assets/(3)/........................        0.91%        0.95%        0.70%        1.02%        0.91%
   Return on Average Common Equity/(3)/.................       11.24        10.99         8.30        12.33        11.36
   Net Interest Margin/(3)(4)/..........................        4.21         3.97         4.07         4.04         4.09
   Core Capital (Tier 1) Leverage Ratio/(5)/............        7.74         8.13         7.61         7.82         7.66
   Core Capital (Tier 1) Risk-Based Capital Ratio/(6)/..       12.72        13.38        12.54        13.06        12.71
   Net Charge-Offs to Average Loans/(3)/................        0.39         0.20         0.23         0.21         0.44
   Allowance for Losses to Loans........................        1.33         1.29         1.36         1.28         1.41
   Nonperforming Loans to Loans/(7)/....................        0.74         0.90         0.71         0.87         0.90
   Allowance for Loan Losses to
       Nonperforming Loans/(7)/.........................      180.68       144.03       191.88       147.41       156.87
   Nonperforming Assets to Total Assets/(8)/............        0.53         0.70         0.54         0.72         0.77

___________________________

/(1)/ The pro forma information set forth in this table gives effect to the Recent Acquisitions which were completed after December 31, 1994, and before the date of this Prospectus/Proxy Statement and which were accounted for under the pooling of interests method (see "PARTIES--CNB-- Recent Acquisitions") and to one additional separate transaction, the acquisition of Orleans, that is presently pending and which is expected to be accounted for under the pooling of interest method (see "PARTIES--CNB-- Pending Acquisitions"). The information for UFB, the fiscal year-end of which is June 30, has been restated to conform with CNB's fiscal year-end of December 31 by adding the results of UFB for the six-month period ended December 31 to the most recent fiscal year-end information and deducting the results of UFB for the six-month period ended December 31 of the preceding fiscal year.
/(2)/ Net income excludes the cumulative effect of the change in accounting for income taxes.
/(3)/ Annualized in the case of interim financial information.
/(4)/ Computed by dividing net interest income by average interest-earning assets and stated on a fully taxable equivalent basis.
/(5)/ Computed by dividing period-end core capital (tangible equity) by period-
      end tangible assets.
/(6)/ Based on final 1992 standards.
/(7)/ Nonperforming loans include nonaccrual and restructured loans and loans past due 90 days or more.
/(8)/ Nonperforming assets include nonperforming loans and other real estate owned.

                                SPECIAL MEETING


DATE, TIME AND PLACE

     This Prospectus/Proxy Statement is being furnished to shareholders of UFB in connection with the solicitation of proxies by the Board of Directors of UFB for use at the Special Meeting to be held at the main office of UFB located at 501 Main Street, Evansville, Indiana on August 3, 1995, at 3:00 p.m., local time, and at any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED AT SPECIAL MEETING

     At the Special Meeting, the shareholders of UFB will consider and vote upon the Merger Agreement providing for the Merger of UFB with and into CBI. In addition, shareholders of UFB may be asked to vote upon a proposal to adjourn or postpone the Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the Merger Agreement.


     This Prospectus/Proxy Statement, the attached Notice of Special Meeting and the Proxy Card are first being sent to shareholders of UFB on or about
July 5, 1995.

RECORD DATE

     The Board of Directors of UFB has fixed the close of business on June 21, 1995, as the record date for the determination of shareholders of UFB Common to receive notice of and to vote at the Special Meeting. On the record date there were 1,627,139 shares of UFB Common outstanding. Only holders of shares of UFB Common of record on the record date are entitled to vote at the Special Meeting. No shares of UFB Common can be voted at the Special Meeting unless the record holder is present in person or represented by proxy at the Special Meeting.

VOTE REQUIRED

     The affirmative vote of a majority of the outstanding shares of UFB Common entitled to vote thereon is required to approve the Merger and the Merger Agreement. Each holder of UFB Common is entitled to one vote per share of UFB Common. As of the record date, the directors and executive officers of UFB and their affiliates have the power to vote a total of 152,846 shares of UFB Common, or 9.1% of the shares outstanding, which are expected to be voted in favor of the Merger and the Merger Agreement.

     Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast and, as a result, will have the same effect as a vote against the Merger and the Merger Agreement. Proxies marked as abstentions or as broker non-votes, however, will be treated as shares present for purposes of determining whether a quorum is present.

VOTING AND REVOCATION OF PROXIES

     Proxies for use at the Special Meeting accompany this Prospectus/Proxy Statement. A shareholder may use his or her proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the Special Meeting. Shares of UFB Common represented by a proxy properly signed and returned to UFB at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the Special Meeting in accordance with instructions thereon. If a proxy is properly signed and returned and the manner of voting is not indicated on the proxy, any shares of UFB Common represented by such proxy will be voted FOR the Merger and the Merger Agreement and FOR the proposal regarding adjournment or postponement. Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof on the Merger and the Merger Agreement, by filing with the Secretary of UFB a written revocation or a duly executed proxy bearing a later date. A holder of UFB Common may withdraw his or her proxy at the Special Meeting at any time before it is exercised by electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.

SOLICITATION OF PROXIES

     In addition to solicitation of proxies from shareholders of UFB Common by use of the mail, proxies also may be solicited by personal interview, telephone and wire by directors, officers and employees of UFB, who will not be specifically compensated for such services and it is expected that banks, brokerage houses and others will be requested to forward the soliciting material to their principals and obtain authorization for the execution of proxies.
UFB has retained Morrow & Co., Inc. to assist in such solicitation. The fee of Morrow & Co., Inc. is estimated to not exceed $5,500, plus reasonable out-of-pocket expenses. All costs of soliciting proxies, assembling and mailing this Prospectus/Proxy Statement and all papers which now accompany or hereafter may supplement the same will be borne by UFB.

     CNB and UFB have agreed to share in the expense of preparation of this Prospectus/Proxy Statement and CNB will bear the entire cost of printing this Prospectus/Proxy Statement and all S.E.C. and other regulatory filing fees incurred in connection therewith.


                                    PARTIES

CNB

          GENERAL

     CNB was organized in January 1984, as a one-bank holding company for The Citizens National Bank of Evansville. CNB is a multi-bank holding company headquartered in Evansville, Indiana, where Citizens Bank, which remains the largest and lead bank of CNB's financial subsidiaries, conducts its principal operations. As of March 31, 1995, CNB had consolidated assets of $2.9 billion, deposits of $2.2 billion, loans of $1.9 billion and shareholders' equity of $242 million.

     The business of CNB consists primarily of the ownership, supervision and control of its subsidiaries. CNB provides its subsidiaries with advice, counsel and specialized services in various fields of financial and banking policy and operations. Through the 81 full-service banking offices and 25 consumer finance offices of its financial and non-banking subsidiaries, CNB provides commercial, retail and correspondent banking, mortgage servicing, trust, data processing, cash management and related financial services to customers in southern, west central and central Indiana, western Kentucky, southern Illinois and the suburban Louisville, Kentucky area. CNB's non-banking subsidiaries include Citizens Information Systems, Inc., which provides data processing and information services to banks and businesses in Indiana, Kentucky and Illinois; Citizens Life Assurance Company, which underwrites credit life and disability insurance for CNB's financial subsidiaries and Citizens Realty and Insurance Inc., which sells property and casualty insurance as an independent agent.

     While CNB continues to standardize its corporate policies and procedures and centralize administrative functions to provide more efficient and cost-effective operations support for its financial subsidiaries, its management philosophy is to afford its financial subsidiaries adequate flexibility to respond to varying local market conditions and local customers and community needs. This philosophy allows the management of CNB's financial subsidiaries to better meet the banking needs of their customers by taking advantage of the additional resources, services and efficiencies available to them as members of CNB's multi-bank organization, but in the manner best suited for their local conditions.

     CNB's growth since its formation has resulted principally from acquisitions. Management anticipates that CNB will continue to pursue expansion through future acquisitions. It is anticipated that potential candidates for acquisition in the near term would be located in southern and central Indiana, western Kentucky and southern Illinois. In addition, CNB may engage in new activities as law and regulations permit.

     CBI is a bank holding company and wholly owned subsidiary of CNB. CBI owns all of the capital stock of Citizens Bank. CBI engages in no other business.

     RECENT ACQUISITIONS

          King City Federal Savings Bank

     On February 1, 1995, CNB acquired, for shares of CNB Common, all of the issued and outstanding shares of King City, a federally chartered savings bank headquartered in Mt. Vernon, Illinois. As of December 31, 1994, King City had assets of $172.1 million, deposits of $161.0 million and shareholders' equity of $8.2 million.

          Harrisburg Bancshares, Inc.

     On February 10, 1995, CNB acquired, for shares of CNB Common, all of the issued and outstanding shares of HBI and its subsidiary bank, The Harrisburg National Bank. As of December 31, 1994, HBI had assets of $110.4 million, deposits of $95.3 million and shareholders' equity of $5.7 million.

     PENDING ACQUISITIONS

          The Bank of Orleans

     On October 18, 1994, CNB entered into an Agreement and Plan of Reorganization with Orleans to acquire, for shares of CNB Common, all of the issued and outstanding shares of Orleans, an Indiana state bank headquartered in Orleans, Indiana. The shares of CNB Common to be issued in connection with the acquisition of Orleans would constitute approximately 1.8% of the outstanding shares of CNB Common, assuming consummation of the Merger. As of March 31, 1995, Orleans had assets of $57.8 million, deposits of $51.8 million and shareholder's equity of $5.7 million. The acquisition, which is subject to, among other things, approval of Orleans' shareholders, is expected to be completed in the third quarter of 1995. There can be no assurance at this stage of the process that the transaction will be consummated. The Merger is not conditioned upon consummation of the Orleans acquisition.

          Household Bank, f.s.b. Branches

     On April 7, 1995, Citizens Bank of Western Indiana, a wholly owned subsidiary of CNB headquartered in Terre Haute, Indiana, entered into a Purchase and Assumption Agreement to acquire certain assets and assume certain liabilities of four branch offices of Household Bank, f.s.b., located in west-central Indiana. The total amount of deposits to be assumed is approximately $80 million. There can be no assurance that all necessary regulatory approvals will be obtained or that all conditions to the Purchase and Assumption Agreement will be satisfied such that the purchase and assumption transaction will be consummated. The Merger is not conditioned upon consummation of the purchase and assumption transaction.

     Additional information concerning CNB is included in the CNB documents incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

UFB

     UFB was organized in July 1991 for the purpose of acquiring all of the outstanding shares of Union Federal Savings Bank, a federal savings bank, in its conversion from mutual to stock form. The assets of UFB consist primarily of the stock of Thrift and investment securities purchased with the net proceeds of the conversion retained at the holding company level. The activities of UFB are funded by such investment securities and the income thereon and dividends from Thrift. At March 31, 1995, UFB had consolidated assets of $553.0 million, deposits of $359.2 million, net loans of $200.5 million and shareholders' equity of $38.7 million.

     The principal business of Thrift consists of attracting retail deposits from the general public and investing those funds primarily in loans secured by first mortgages on owner-occupied, one-to-four family residences and in mortgage-backed securities. Thrift also operates consumer and, to a much lesser extent, commercial business loans and commercial real estate (including multi-family residential) loans. Through its network of sixteen offices, Thrift currently serves eight counties in southern Indiana, western Kentucky and the Mt. Carmel area in southern Illinois. This market area includes the communities of Columbus, Evansville, Ft. Branch, Jasper, Mt. Vernon, Newburgh, Princeton and Shelbyville in Indiana, Henderson in Kentucky, and Mt. Carmel in Illinois.

     UFB's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1994 is attached hereto as Exhibit C and UFB's Quarterly Report on Form 10-Q/A (Second Amendment) for the quarter ended March 31, 1995 is attached hereto as Exhibit D. Additional information concerning UFB is included in the UFB documents attached hereto and/or incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                    MERGER

          The following summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit A hereto and incorporated by reference herein.

BACKGROUND OF AND REASONS FOR MERGER

          UFB

          In recent years, there has been, and there continues to be, substantial consolidation in the United States banking and financial services industry. This trend is necessarily of concern to smaller institutions, like UFB, because larger entities that emerge from consolidations may acquire substantial competitive advantages, including greater diversity in their loan portfolios, cost savings through the integration of overlapping operations and support functions, improved access to capital and funding and the ability to spread costs of new products, services and research and development over a wider customer base. UFB has been dedicated to the goal of providing superior banking services primarily in southern Indiana, Mt. Carmel, Illinois, and Henderson, Kentucky and, in analyzing strategic alternatives, has always sought to ensure that the alternatives being considered can reasonably be expected to result in improved services as well as enhanced shareholder value.

          In January 1994, UFB engaged Kemper Securities to contact a number of institutions on behalf of UFB who might be interested in a business combination with UFB. Twenty-four bank holding companies and two thrift holding companies were contacted. The institutions contacted included companies which UFB and Kemper Securities believed would have a strategic interest in UFB and the financial ability to acquire UFB, but which were not based in Evansville, Indiana. Eleven of those institutions executed confidentiality agreements, after which they were provided selected confidential information about UFB. As a result of these contacts, only one of the institutions submitted a written proposal, and the Board of Directors of UFB, in consultation with Kemper Securities, concluded that the price offered was insufficient.

          In September 1994, UFB's directors and management decided, with Kemper Securities' assistance, to contact two prospective purchasers based in Evansville, Indiana, and, because of expressions of interest, another institution based outside of Evansville, Indiana. During September and October 1994, contacts were made with, and information was provided to, these three prospective purchasers, one of which was CNB. During the last week of October 1994, after performing a limited investigation of UFB, all three of the contacted companies provided UFB with written expressions of interest concerning an acquisition of UFB. These preliminary expressions of interest contemplated prices ranging between $40.15 and $43.14 for each fully diluted UFB share (i.e., after considering the dilutive effect of UFB's outstanding stock options). Two of the three proposals contemplated stock consideration and the third contemplated cash. At a Board of Directors meeting held on November 3, 1994, UFB, with the assistance of Kemper Securities and legal counsel, analyzed each proposal and determined that the proposal submitted by CNB was the best opportunity for UFB and its shareholders. As a result, the directors authorized Kemper Securities and its legal counsel to proceed with negotiations on behalf of UFB for a definitive agreement with CNB. On November 4, 1994, UFB publicly announced that it was negotiating with an unnamed financial institution for a merger with that institution.

          While such negotiations with CNB towards a definitive agreement were taking place, one of the other parties revised its proposal upward, but CNB's proposal, in the opinion of UFB and Kemper Securities, continued to be superior. During the next five weeks, UFB and CNB conducted negotiations of the Merger Agreement and CNB completed additional due diligence investigations of UFB. On December 12, 1994, the Merger Agreement was approved by both parties. Prior to such approval, the directors of UFB received the oral opinion, followed up in writing, of Kemper Securities that the Conversion Ratio in the Merger was fair, from a financial point of view, to UFB's shareholders.

          In reaching the determination that the Merger is fair to, and in the best interests of, UFB and its shareholders, the UFB Board of Directors consulted with UFB management, as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following:

             (a) UFB's business, operations, earnings, prospects and financial condition;

             (b) the business, operations, earnings, prospects and financial condition of CNB, the enhanced opportunities for operating efficiencies (particularly in terms of integration of operations and support functions) that could result from the Merger, and the enhanced opportunities for growth that the Merger would make possible;

             (c) the opinion of Kemper Securities as of December 12, 1994, that the Conversion Ratio in the Merger was fair to UFB shareholders from a financial point of view;

             (d) the competitive proposal process conducted by UFB with the assistance of Kemper Securities, and the expressions of interest made by other financial institutions;

             (e) the value implicit in the Conversion Ratio in relation to the then-current market value, book value and earnings of UFB, and the dividend rate that UFB shareholders who become CNB shareholders are expected to enjoy as a result of the Merger, and the fact that UFB would be unlikely to match or exceed such value in the foreseeable future by remaining independent;

             (f) comparisons to median transaction multiples of other pending and contemplated thrift acquisitions in terms of price to book value and earnings;

             (g) the terms of the Merger Agreement;

             (h) the market prices at which shares of CNB Common have been trading in recent periods;

             (i) alternatives to the Merger and the competitive environment that UFB was likely to encounter as an independent company;

             (j) the fact that the pro forma capital position of the combined companies would be well in excess of all applicable regulatory capital requirements;

             (k) the expectation that the Merger will be a tax-free transaction to UFB and will generally be a tax-free transaction to its shareholders who receive solely CNB Common (except cash in lieu of fractional shares) (see "MERGER -- Federal Income Tax Consequences");

             (l) the current and prospective economic environment and competitive constraints facing financial institutions, including UFB; and

             (m) the fact that the consideration to be received in the Merger by UFB shareholders reflects a significant premium for UFB Common over the market prices at which such stock had traded in the weeks prior to the public announcement relating to the Merger made by UFB on November 4, 1994.

     The UFB Board of Directors did not assign any specific or relative weight to the foregoing factors in its consideration.

     IN VIEW OF ALL THE CONSIDERATIONS DESCRIBED ABOVE, THE BOARD OF DIRECTORS OF UFB UNANIMOUSLY RECOMMENDS THAT UFB SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

     Certain members of the management and Board of Directors of UFB have interests in the Merger that are in addition to the interests of shareholders of UFB generally. See "MERGER -- Interests of Certain Persons in Merger."

     CNB

     As part of its ongoing operations, CNB continually is presented with and seeks out acquisition opportunities to enhance its banking franchise. The acquisition strategy of CNB, which is disciplined and targeted, is to increase its presence in central and southern Indiana, western Kentucky and southern Illinois, and to also explore new geographic markets, while maintaining strong core earnings and a strong capital position. The Board of Directors of CNB believes the acquisition of UFB will enhance CNB's presence in these market areas and will be a natural and desirable addition to CNB's banking franchise in these areas. Moreover, because both institutions are headquartered in Evansville, Indiana, it is also expected to create operational efficiencies and economies of scale by eliminating many of the duplicative administrative and operational costs and expenses associated with maintaining two separate financial institutions.

OPINION OF FINANCIAL ADVISOR

     GENERAL

     Kemper Securities has delivered its written opinion to UFB's Board of Directors that, as of the date of this Prospectus/Proxy Statement, the Conversion Ratio in the Merger is fair, from a financial point of view, to the holders of UFB Common. See "MERGER -- Conversion Ratio." Kemper Securities' written opinion essentially confirms its oral opinion provided to UFB's Board of Directors on December 12, 1994, prior to the execution of the Merger Agreement, and its written opinion dated as of the date of the Merger Agreement.

     THE FULL TEXT OF THE OPINION OF KEMPER SECURITIES DATED AS OF THE DATE OF THIS PROSPECTUS/PROXY STATEMENT, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT B TO THIS PROSPECTUS/PROXY STATEMENT. UFB'S SHAREHOLDERS ARE URGED TO READ KEMPER SECURITIES' OPINION IN ITS ENTIRETY. KEMPER SECURITIES' OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF UFB ONLY AND IS DIRECTED ONLY TO THE CONVERSION

RATIO IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF UFB AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF KEMPER SECURITIES' OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with its opinion, Kemper Securities, among other things: (i) reviewed the Merger Agreement; (ii) reviewed drafts of this Prospectus/Proxy Statement; (iii) reviewed UFB's financial statements and certain internal management reports and certain publicly available financial and other data with respect to UFB and CNB including financial statements for recent years and interim periods to date and certain other relevant financial and operating data relating to CNB made available to it from published sources; (iv) discussed UFB's history, operations, service areas, asset/liability structure and quality, financial condition and performance, and prospects, among other factors, with members of UFB's management; (v) compared UFB and CNB from a financial point of view with certain other companies in the financial services industry which it deemed relevant; (vi) reviewed the reported price and trading activity for UFB Common and CNB Common; (vii) reviewed the financial terms of certain recent business combinations in the thrift industry specifically; (viii) reviewed certain pro forma data for CNB giving effect to the Merger and other of CNB's pending acquisitions; (ix) discussed the Merger and the Merger Agreement with UFB's counsel; (x) reviewed the results of its efforts as UFB's financial advisor to solicit, evaluate, and negotiate acquisition proposals; and (xi) performed such other studies and analyses as it considered appropriate. Kemper Securities also took into account general economic, market, and financial conditions as well as its experience in other transactions, its knowledge of the thrift and commercial banking industries, and its experience in securities valuation.

     Kemper Securities relied without independent verification upon the accuracy and completeness of the foregoing financial and other information reviewed by it for purposes of its opinion. Kemper Securities also assumed that there has been no material change in UFB's or CNB's assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to it for UFB and CNB, respectively. In addition, Kemper Securities did not make an independent evaluation, appraisal, or physical inspection of the assets or individual properties of UFB or CNB, nor was Kemper Securities furnished with such appraisals. Further, Kemper Securities' opinion is based on economic, monetary, and market conditions existing as of the date of this Prospectus/Proxy Statement. No limitations were imposed by UFB upon Kemper Securities on the scope of its investigation nor were any specific instructions given to Kemper Securities in connection with its fairness opinion.

     Kemper Securities was retained by UFB on the basis of the firm's reputation, experience, and familiarity with the thrift and commercial banking industries and with merger and acquisition transactions. As part of its investment banking services, Kemper Securities is regularly engaged in the valuation of businesses and their securities in connection with merger and acquisition transactions, public offerings, private placements, recapitalizations, and other purposes.

     Pursuant to its agreement with Kemper Securities, UFB has thus far paid Kemper Securities $556,203 for its services which amount shall be credited against a completion fee that is currently estimated to be $458,650 (assuming for purposes of this estimate a closing sale price of CNB Common of $29.75 per share). Additionally, UFB will pay Kemper Securities for its reasonable out-of-pocket expenses, upon request.

     For the purposes of its opinion, Kemper Securities believes it is independent of UFB and CNB. Other than its services to UFB in connection with the Merger and related fairness opinion, Kemper Securities has provided no other professional services to either UFB or CNB.

     SUMMARY OF FINANCIAL ANALYSES

     The following is a summary of the principal matters considered and financial analyses utilized by Kemper Securities in connection with providing its written opinion dated December 12, 1994 to UFB's Board of Directors but does not purport to be a complete description of the analyses performed by Kemper Securities. Kemper Securities reviewed the following matters and financial analyses with UFB's Board of Directors on December 12, 1994.

     Sale Process. Kemper Securities reviewed its activities as UFB's financial advisor to solicit, evaluate, and negotiate acquisition proposals. See "MERGER
- -- Background of and Reasons for Merger -- UFB" for a summary of these activities and the results thereof.

     Status of the Securities Markets. Kemper Securities examined selected indicators of debt and equity markets since December 1991. Specifically, month-end observations of federal funds, thirty-year Treasury, and Federal National Mortgage Association thirty-year eight percent-coupon mortgage-backed securities yields were reviewed. The analysis indicated that these yields had trended generally downward until the end of 1993 but had increased during 1994. Additionally, monthly observations of stock price indices comprised of actively traded commercial banks and bank holding companies located in the Midwest ("Midwest Banks"), thrifts and thrift holding companies located in the Midwest ("Midwest Thrifts"), and thrifts and thrift holding companies nationally ("All Thrifts") were compared to each other and to the Standard & Poors 500 Index (the "S&P500"). This analysis indicated that over the period the stocks of Midwest Thrifts had increased in price to a greater extent than did those of All Thrifts, that stocks of Midwest Thrifts had increased in price to a greater extent than did those of Midwest Banks, and that the stocks of all of the foregoing financial institutions had increased in price to a greater extent than those comprising the S&P500. Another analysis indicated that over the period an index of stocks comprised of thrifts with between $250 million and $500 million in assets and a second index of stocks comprised of thrifts with assets between $500 million and $1 billion had increased in price to a greater extent than an index of stocks comprised of banks with assets between $1 billion and $5 billion. Finally, monthly stock prices and trading volume of UFB and CNB were analyzed. This analysis indicated that over the period since December 1991 UFB's stock had increased in price to a greater extent than did CNB stock and the stocks of Midwest Thrifts, and that CNB stock had increased in price to a greater extent than did the stocks of Midwest Banks.

     Thrift Acquisition Price Trends. Kemper Securities reviewed the pricing relationships associated with thrift merger and acquisition transactions both nationally and regionally (i.e., in the Midwest) for the seven calendar quarters ended September 30, 1994. The analysis indicated that the median price-earnings multiple of thrift acquisitions nationally had increased to 14.5x from 13.4x for the quarter ended March 31, 1994. Prior to this the median price-earnings multiples of thrift acquisitions had decreased to 13.4x for the quarter ended March 31, 1994 from 15.8x for the quarter ended September 30, 1993. Another analysis indicated that the median price-earnings multiple of thrift acquisitions in the Midwest had increased to 16.1x for the quarter ended September 30, 1994 from 11.6x for the quarter ended December 31, 1993. A third analysis indicated that the average price-book value ratio of thrift acquisitions nationally had increased to 160% for the quarter ended September 30, 1994 from 149% for the quarter ended December 31, 1993. A fourth analysis indicated that the average price-book value ratio of thrift acquisitions in the Midwest were 167%, 160%, and 169% for the quarters ending September 30, 1994, June 30, 1994 and March 31, 1994, respectively, which where higher than the 155% price-book value ratio for the quarter ended December 31, 1993.

     Analysis of Comparable Transactions. Kemper Securities reviewed the financial terms of certain thrift merger and acquisition transactions which involved the purchase of thrifts and thrift holding companies located in the Midwest with total assets between $250 million and $750 million that were pending at December 6, 1994 or had been completed within approximately two years prior thereto. Pending and completed transactions were analyzed using information available both at the announcement date and at the earlier of December 6, 1994 or the completion date.

     Kemper Securities calculated, reviewed, and compared selected financial data and ratios for the approximately twenty thrifts and thrift holding companies involved in pending and completed merger and acquisition transactions (the "Comparative Group") using information as of the most recently available date. The approximately forty variables summarized in the analysis pertained to size, profitability, growth, capital adequacy, credit risk, asset quality, and interest rate sensitivity. Such analysis indicated that, with respect to the median value of the Comparative Group: (i) UFB's total assets and total equity were $537.3 million and $45.9 million, respectively, corresponding to $382.4 million and $33.9 million for the Comparative Group; (ii) UFB's net interest spread, return on average assets, and "core" return on average assets (i.e., excluding net gains on sales of assets and other non-recurring items) were 2.62%, 0.87%, and 0.82%, respectively, corresponding to 3.30%, 1.15%, and 1.02%
for the Comparative Group; (iii) UFB's annual asset, loan, and deposit growth rates were 6.09%, negative 16.19%, and negative 2.85%, corresponding to negative 0.09%, 1.28%, and negative 0.01% for the Comparative Group; (iv) UFB's ratio of equity to total assets was 8.54%, corresponding to 7.59% for the Comparative Group; (v) UFB's ratio of "higher risk" loans (consisting of construction, land, multi-family and commercial real estate, and commercial business loans, based on federal regulatory classifications) to gross loans was 19.76%, corresponding to 17.81% for the Comparative Group; (vi) UFB's ratio of non-performing assets to total assets was 0.22%, corresponding to 0.74% for the Comparative Group; and
(vii) UFB's one-year interest rate sensitivity gap as a percent of assets was 20.53%, corresponding to 0.61% for the Comparative Group.

     With respect to the median of Comparative Group merger and acquisition transactions based on information available at the earlier of December 6, 1994 or the completion date, the analysis indicated that: (i) the price-earnings multiple for UFB in the Merger was 15.7x, corresponding to 12.5x and 12.0x, respectively, for pending and completed transactions; (ii) the price-"core" earnings multiple for UFB in the Merger was 16.7x, corresponding to 13.8x and 13.0x, respectively, for pending and completed transactions; (iii) the price-book value ratio for UFB in the Merger was 150.0%, corresponding to 148.8% and 157.1%, respectively, for pending and completed transactions; and (iv) the price-tangible book value ratio for UFB in the Merger was 150.0%, corresponding to 149.5% and 158.6%, respectively, for pending and completed transactions.

     In addition, Kemper Securities calculated the multiple of the "adjusted offer value" to "normalized core earnings" and ratio of "adjusted offer value" to "normalized tangible book value" for each Comparative Group merger and acquisition transaction. Kemper Securities assumed "normalized tangible book value" to be the acquired company's actual tangible equity less an assumed dividend that would result in tangible equity equal to 7.0% of tangible assets, "adjusted offer value" to be the actual offer value minus the difference between the acquired company's actual tangible equity and "normalized tangible book value," and "normalized core earnings" to be "core" earnings less assumed earnings on the difference between the acquired company's actual tangible equity and "normalized tangible book value." With respect to the median of Comparative Group transactions based on information available at the earlier of December 6, 1994 or the completion date, the analysis indicated that: (i) the adjusted offer value to normalized core earnings multiple for UFB in the Merger was 18.3x, corresponding to 16.0x and 13.9x, respectively, for pending and completed transactions and (ii) the adjusted offer value to normalized tangible book value ratio for UFB in the Merger was 162.0%, corresponding to 168.3% and 173.5%, respectively, for pending and completed transactions.

     Stock Consideration. Kemper Securities compared selected market valuation, balance sheet, income statement, and asset quality data of CNB to the corresponding publicly available data of thirteen Midwest bank holding companies with total assets between $1 billion and $5 billion that are not located in major Metropolitan areas: AMCORE Financial, Inc; FirstBank of Illinois Co.; 1st Source Corporation; First Financial Corporation (Indiana); Fort Wayne National Corporation; Old National Bancorp; Chemical Financial Corporation; Citizens Banking Corporation; First Michigan Bank Corporation; First Bancorporation of Ohio; Mid Am, Inc.; Park National Corporation; and Associated Banc-Corp. (collectively, the "CNB Comparable Group"). Using the latest information available at December 6, 1994 the analysis indicated that, with respect to median value and ranking within this group of thirteen companies: (i) CNB's total assets were $2.5 billion corresponding to $1.9 billion, or the sixth largest in the CNB Comparable Group; (ii) CNB's return on average assets, return on average equity, and net interest margin were 1.04%, 12.14%, and 4.36%, respectively, corresponding to 1.19%, 13.61%, and 4.75%, or eleventh, tenth, and eleventh highest in the CNB Comparable Group; (iii) CNB's average equity to assets ratio and average tangible equity to assets ratio were 8.42% and 7.77%, respectively, corresponding to 8.81% and 8.39%, or twelfth and eleventh highest in the CNB Comparable Group; and (iv) CNB's ratios of average loans to assets and non-performing assets to total assets were 63.30% and 0.72%, respectively, corresponding to 62.32% and 0.52%, or sixth and fifth highest in the CNB Comparable Group. The analysis also indicated that CNB's price-earnings multiple and price-book value ratios were 16.8x and 194.3%, respectively, corresponding to medians of 10.7x and 154.9%, or second and third highest in the CNB Comparable Group. Kemper Securities noted that CNB's largest direct competitor, Old National Bancorp, had a price-earnings multiple of 17.0x and a price-book value ratio of 219.7%. Based on median estimates of 1994 and 1995 earnings per share obtained from Institutional Broker Estimate System, CNB's price-earnings multiples were 16.8x and 16.7x, respectively, corresponding to medians of 10.7x and 9.8x, or the second and highest in the CNB Comparable Group. Kemper Securities noted that both CNB and Old National Bancorp appeared to have premiums reflected in their stocks due to, in part, their market area and large market shares therein as well as their relative attractiveness as acquisition candidates themselves.

     Kemper Securities also presented an historical analysis of CNB's stock price in relation to CNB's historical earnings and book value as well as to a stock price index consisting of the CNB Comparable Group. The first analysis of CNB's historical stock price indicated that for each month-end since October 1993, CNB's multiple of stock price to latest twelve-month earnings exceeded 15.5x and, with one exception, CNB's ratio of stock price to book value exceeded 180%. The second analysis of CNB's historical total stock return indicated that for the period from December 1991 to December 1994, the total stock return of the CNB Comparable Group was greater than that of CNB.

     Pro Forma Analysis. Kemper Securities calculated historical and estimated 1994 earnings per share and book value per share for CNB giving effect to the Merger. The pro forma analysis assumed the Conversion Ratio, a CNB stock price of $31 1/2 per share, and no Merger-related savings or expenses. With respect to the historical nine months ended September 30, 1994 and the estimated calendar year 1994, the pro forma analysis indicated that the Merger would be dilutive to CNB earnings per share by approximately 1.7% and 1.8%, respectively, and would be accretive to CNB book value per share by approximately 5.3% and 3.7%, respectively.

     General. The foregoing is a summary of the principal financial analyses performed by Kemper Securities but does not purport to be a complete description of the analyses performed by Kemper Securities. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Kemper Securities' opinion. In arriving at its fairness determination, Kemper Securities considered the results of all of such analyses. No specific Comparative Group institution is identical to UFB, and no selected Comparative Group merger and acquisition transaction is identical to the Merger. Accordingly, Kemper Securities indicated to UFB's Board of Directors that analyses of the results described above are not mathematical, but rather involve complex considerations and judgments concerning differences in operating and financial characteristics. The above analyses do not purport to be appraisals nor do they necessarily reflect the prices at which UFB or its securities actually may be sold.

CONVERSION RATIO

     The Merger Agreement provides that each share of UFB Common will be converted, in the Merger, into the right to receive the number of shares of CNB Common equal to the Conversion Ratio (together with any cash payment in lieu of fractional shares, as described below). The Conversion Ratio is equal to 1.366 shares of CNB Common for each share of UFB Common, provided, however, that if
(a) the CNB Average Price (as defined below) is less than $26.66, then the Conversion Ratio will be increased so as to equal the product of (i) 1.366, and
(ii) the quotient of $26.66 divided by the CNB Average Price; or (b) the CNB Average Price is more than $36.06, then the Conversion Ratio will be decreased so as to equal the product of (i) 1.366, and (ii) the quotient of $36.06 divided by the CNB Average Price. As used herein, the term "CNB Average Price" means the average of the per share closing prices of a share of CNB Common as reported on Nasdaq during the twenty business day period preceding the fifth calendar day preceding the Closing Date.

     The shares of CNB Common to be issued in the Merger, together with any cash payment in lieu of fractional shares, as provided below (see "MERGER -- Fractional Shares"), are referred to herein as the "Merger Consideration."


     As the Conversion Ratio will be determined based upon the CNB Average Price (which is not determinable until the end of the fifth trading day immediately preceding the Closing Date), it is not possible, as of the date of this Prospectus/Proxy Statement, to determine the definitive Conversion Ratio. For purposes of illustration, however, if the Effective Time and the Closing Date both would have occurred on June 27, 1995, the CNB Average Price would have been $29.61 and shareholders of UFB would have received 1.366 shares of CNB Common for each share of UFB Common held (plus cash in lieu of fractional shares). The foregoing information is provided solely for purposes of illustration. In the event that the actual CNB Average Price should be less than $26.66, the actual Conversion Ratio would be more than 1.366 shares of CNB Common for each share of UFB Common, and if the actual CNB Average Price should be more than $36.06, the Conversion Ratio would be less than 1.366 shares of CNB Common for each share of UFB Common.

FRACTIONAL SHARES

     No fractional shares of CNB Common will be issued and, in lieu thereof, holders of shares of UFB Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of UFB Common held by such holder) will be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of CNB Common on Nasdaq on the fifth business day immediately preceding the date on which the Effective Time occurs.

SHARE ADJUSTMENTS

     If, between the date of the Merger Agreement and the Effective Time, a share of CNB Common is changed into a different number of shares of CNB Common or a different class of shares (a "Share Adjustment") by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon is declared with a record date within such period, then the Conversion Ratio will be appropriately and proportionately adjusted so that each shareholder of UFB will be entitled to receive such number of shares of CNB Common as such shareholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time of the Merger; provided, however, that the one for ten stock dividend paid by CNB on December 9, 1994, was taken into account by the parties in determining the Conversion Ratio and, therefore, such stock dividend is not deemed a Share Adjustment and the Conversion Ratio has not been, and will not be, adjusted as a result thereof.

CLOSING DATE; EFFECTIVE TIME

     The Merger Agreement provides that the Closing of the Merger will take place, at CNB's election, on (i) the last business day of; or (ii) the first business day of the month following; or (iii) the last business day of the earliest month which is the second month of a calendar quarter following, in each case, the month during which all necessary regulatory approvals required by law for the Merger and the Related Transactions have been obtained and all waiting periods required by law have expired (see "MERGER -- Regulatory Approvals") or such other time thereafter as UFB and CNB may agree.

     The Merger Agreement provides that the Effective Time of the Merger will be the later of (a) the date of filing with the Secretary of State of the State of Indiana of Articles of Merger; and (b) the date of filing with the Secretary of State of the State of Delaware of a Certificate of Merger. Assuming that the Merger is approved by the requisite vote of the shareholders of UFB and that the other conditions to the Merger are satisfied or waived (where permissible), it is presently anticipated that the Effective Time of the Merger will be in the third quarter of 1995, but no assurance can be given that such timetable will be met or that the conditions to the Merger will be satisfied or waived (where permissible).

     With the exception of those shareholders of UFB who may be deemed to be an "affiliate" of UFB for purposes of Rule 145 under the Securities Act, the Merger Agreement does not prohibit shareholders of UFB from selling their shares prior to the Effective Time. The Merger Agreement provides, however, that each affiliate of UFB must enter into an agreement with CNB providing, among other things, that such affiliate will not make any sale or other disposition of any shares of UFB Common during the 30 day period commencing on the 30th day prior to the Effective Time. Persons who may be deemed to be affiliates of UFB generally include individuals who (or entities which) control, are controlled by or are under common control with UFB and will include directors and certain officers of UFB and may include principal shareholders of UFB. See "MERGER -- Resale of CNB Common."

FORM OF MERGER; RELATED TRANSACTIONS

     The Merger Agreement provides that UFB will merge with and into CBI, which is a wholly owned subsidiary of CNB, and CBI will be the surviving corporation. Upon consummation of the Merger, CBI will continue to be a wholly owned subsidiary of CNB and UFB will cease to exist as a separate entity. Concurrent with the consummation of the Merger, Thrift will be merged with and into Citizens Bank (the "Evansville Bank Merger") and Thrift will cease to exist as a separate entity. Immediately prior to the consummation of the Merger and the Evansville Bank Merger, the following branch purchase and assumption transactions will be effected between Thrift and other subsidiaries of CNB: (i) Citizens Bank of Jasper, an Indiana state bank, will purchase and assume the assets and liabilities of Thrift's one branch office located in Jasper, Indiana;
(ii) Citizens Bank of Kentucky, a Kentucky state bank, will purchase and assume the assets and liabilities of Thrift's two branch offices located in Henderson, Kentucky; and (iii) Citizens Bank of Illinois, National Association, a national banking association, will purchase and assume the assets and liabilities of Thrift's one branch office located in Mt. Carmel, Illinois. The Merger is conditioned upon the consummation of the Related Transactions.

REGULATORY APPROVALS

     The Merger does not require the separate approval of any regulatory agency. The Related Transactions require the prior approval of the following regulatory agencies. The Evansville Bank Merger requires the prior approval of the O.C.C. and the O.T.S. Applications for prior approval of the Evansville Bank Merger were approved by the O.C.C. and the O.T.S. on June 13, 1995 and April 5, 1995, respectively. The Jasper P&A requires the prior approval of the F.D.I.C. and the O.T.S. Applications for prior approval of the Jasper P&A were approved by the F.D.I.C. and the O.T.S. on May 19, 1995 and April 5, respectively. The Kentucky P&A requires the prior approval of the F.D.I.C., the O.T.S. and the K.D.F.I. Applications for prior approval of the Kentucky P&A were approved by the O.T.S. and the K.D.F.I. on April 5, 1995, and May 15, 1995, respectively. An application for prior approval of the Kentucky P&A has been filed with the F.D.I.C. and is pending. The Illinois P&A requires the prior approval of the O.C.C. and the O.T.S. Applications for prior approval of the Illinois P&A were approved by the O.C.C. and the O.T.S. on June 13, 1995 and April 5, 1995, respectively.

     The Merger may not be consummated until the 15th day following the dates of the O.C.C. and the F.D.I.C. approvals, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the O.C.C.'s and F.D.I.C.'s approval unless a court specifically orders otherwise.

CONDITIONS TO CONSUMMATION OF MERGER

     The Merger is subject to various conditions. Specifically, the obligations of each party to effect the Merger are subject to the fulfillment or waiver by each of the parties, at or prior to the Closing Date, of the following conditions (i) the representations and warranties of the other party set forth in the Merger Agreement will be true and correct in all material respects on the date thereof and as of the Closing Date (see "MERGER -- Representations and Warranties"); (ii) the other party will have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date (see "MERGER -- Certain Other Agreements");
(iii) no order or injunction will have been issued by any court of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the Merger will be in effect or pending and there will be no action taken or any statute, rule, regulation or order enacted which makes consummation of the Merger illegal; (iv) all necessary regulatory approvals and consents and other approvals (including the requisite approval of the Merger and the Merger Agreement by the shareholders of UFB) required to consummate the Merger and the Related Transactions will have been obtained and all waiting periods in respect thereof will have expired (see "MERGER -- Regulatory Approvals" and "SPECIAL MEETING -- Vote Required"); (v) each party will have received all required documents from the other party; (vi) the Registration Statement relating to the CNB Common to be issued pursuant to the Merger will have become effective, all required state securities approvals or exemptions will have been obtained and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the S.E.C. or any state securities agency; and (vii) each party will have received an opinion of counsel for CNB, Lewis, Rice & Fingersh, L.C., or a ruling of the Internal Revenue Service, that if the Merger is consummated in accordance with the terms set forth in the Merger Agreement, (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (b) no gain or loss will be recognized by the holders of shares of UFB Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares), (c) the basis of CNB Common received by the shareholders of UFB will be the same as the basis of UFB Common exchanged therefor, and (d) the holding period of the shares of CNB Common received by the shareholders of UFB will include the holding period of the shares of UFB Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time (see "MERGER -- Federal Income Tax Consequences").

     The obligation of CNB to effect the Merger is further subject to the fulfillment, or waiver by CNB, at or prior to the Closing, of the following conditions (i) CNB will have received an opinion letter from its independent public accountants, Geo. S. Olive & Co., L.L.C., to the effect that the Merger qualifies for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement (see "MERGER --Accounting Treatment"); (ii) CNB will have received certain environmental inspection reports required to be obtained on certain of UFB's real properties and CNB will not have elected to exercise its termination rights in connection therewith (which such rights are described herein; see "MERGER --Termination or Abandonment" and "-- Certain Other Agreements -- Environmental Inspections"); and (iii) the Closing Book Value (as defined below) of UFB will not have been less than $48,691,000 (which is equal to the consolidated shareholders' equity accounts of UFB as of October 31,
1994). As used herein, the term "Closing Book Value" means the amount of the consolidated shareholders' equity accounts of UFB, as of the end of the month immediately preceding the Closing Date, determined in accordance with generally accepted accounting principles consistently applied with the year ended June 30, 1994, less (i) the amount of any increase in the consolidated shareholders' equity accounts of UFB resulting from or attributable to the sale of securities held on and sold after the date of the Merger Agreement or any transactions or accounting adjustments not in the ordinary course of business effected or completed after the date of the Merger Agreement, plus (ii) any reduction of consolidated shareholders' equity theretofore recorded solely as a result of accruals, reserves or charges taken by UFB at the written request of CNB pursuant to the Merger Agreement, plus (iii) any reduction of consolidated shareholders' equity theretofore recorded solely as a result of Net Unrealized Gain/Loss on Securities Available for Sale pursuant to FAS 115. As the Closing Book Value will be determined as of the end of the month immediately preceding the Closing Date, it is not possible, as of the date of this Prospectus/Proxy Statement, to determine whether the foregoing condition has been satisfied. Assuming, for purposes of illustration only, that the Closing Date would have occurred in June 1995, the Closing Book Value would have been $50,612,000 and the foregoing condition would have been satisfied.

     The obligation of UFB to effect the Merger is further subject to the reaffirmation on or before the date of the mailing of this Prospectus/Proxy Statement by UFB's investment banker, Kemper Securities, of its fairness opinion, originally rendered and delivered to UFB at the meeting of the Board of Directors of UFB at which the Merger Agreement was approved by such Board of Directors, to the effect that the Merger is fair to the UFB shareholders from a financial point of view. The fairness opinion of Kemper Securities is attached hereto as Exhibit B and the foregoing condition has been satisfied. See "MERGER
- -- Opinion of Financial Advisor."

TERMINATION OR ABANDONMENT

     The Merger Agreement may be terminated at any time prior to the Effective Time (i) if the Merger is not consummated on or prior to December 12, 1995; (ii) by mutual agreement of CNB and UFB; (iii) by CNB or UFB in the event of a material breach by the other of any of its representations and warranties or agreements under the Merger Agreement not cured within 30 days after notice of such breach is given by the non-breaching party (see "MERGER -- Representations and Warranties"); (iv) by either party in the event all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period) (see "MERGER -- Conditions to Consummation of Merger"); (v) by CNB if environmental inspection reports on UFB's real properties that must be obtained pursuant to the Merger Agreement disclose any contamination or presence of hazardous wastes the estimated clean-up or other remedial cost of which exceeds $250,000 or cannot be reasonably estimated to be such amount or less (see "MERGER -- Certain Other Agreements -- Environmental Inspections"); (vi) by CNB in the event that UFB or any of its subsidiaries becomes a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or thrifts or bank or thrift holding companies after the date of the Merger Agreement which is materially adverse to UFB and its subsidiaries; and (vii) by CNB if, after the date of the Merger Agreement, there is made or there otherwise arises or is incurred one or more Mortgage Operations Losses (as defined below) the reasonable estimated loss amount of which exceed, in the aggregate, $1,335,167.23.

     As used above, the term "Mortgage Operations Losses" means any claim, demand or notice asserted or threatened at any time against UFB or any of its subsidiaries or any loss or charge realized or which should be realized by UFB or any of its subsidiaries which arises from, is connected with or pertains to
(a) the business or operations of Union Security Mortgage, Inc. ("USM") (including, without limitation, matters related to the origination and/or sale of loans by USM); (b) the sale of USM by UFB to the Acquiror (as defined below);
(c) any guarantee by UFB or Thrift of any obligation or liability of USM; (d) loan charges, provisions or losses of Union Financial Corp. ("UFC"); or (e) any guarantee by UFB or Thrift of any obligation or liability of UFC, for which, in any such case listed in (a) through (e) above, there is no Meritorious Defense (as defined below). The term "Meritorious Defense" means any defense to a claim, demand or cause of action which UFB and its counsel, Barnes & Thornburg, reasonably believe and independent counsel retained by CNB for such purpose and reasonably acceptable to UFB determines, based upon such counsel's independent investigation of facts, is substantially more likely than not to prevail in
defeating such claim, demand or cause of action.    The Merger Agreement
provides that, at the request of CNB, UFB will contact any of USM, the Acquiror or any investor in or purchaser or holder of loans originated and/or sold by USM or UFC to inquire of such person's knowledge of the existence of any Mortgage Operations Loss (or the existence of facts or circumstances that reasonably could be expected to lead to a Mortgage Operations Loss), UFB will permit a representative of CNB to participate in all such contacts and communications, and UFB will provide to

CNB promptly upon receipt after the date of the Merger Agreement by UFB or any of its subsidiaries a copy of any correspondence or other written communication and a summary of any oral communications pertaining to any Mortgage Operations Losses or any facts or circumstances that reasonably could be expected to lead to a Mortgage Operations Loss.

     USM is a mortgage banking company based in Santa Ana, California, and was a wholly-owned subsidiary of Thrift until May 31, 1993, the date on which complete ownership of USM was sold to an unrelated third party (the "Acquiror"). During Thrift's ownership of USM, USM originated, sold and serviced conventional single-family residential loans, through its main office and a satellite office located in Woodland Hills, California. Subsequent to the sale of the loans that it originated, USM remained potentially liable for losses incurred by purchasers, including unpaid principal and interest, under certain representations and warranties made to the purchasers at the time of the sale. Under certain circumstances (for example, when the debtor made fraudulent misrepresentations to USM in the origination process), USM may become liable for a purchaser's losses on a defaulted loan, regardless of whether the loan is recourse or nonrecourse, if there has been a breach of the representations and warranties made to the purchaser by USM.

     With the sale of USM on May 31, 1993, Thrift retained liability for breaches of these representations and warranties for all loans sold by USM prior to May 31, 1993, and thus assumed the potential liability for any breach of the representations and warranties. Moreover, in certain cases Thrift had separately guaranteed USM's obligations pursuant to guarantees signed by Thrift prior to sale of USM to the Acquiror.

     Both before and after the sale of USM to the Acquiror, Thrift has received from various purchasers, both directly or indirectly through USM and the Acquiror, demands to repurchase from the purchaser and/or to indemnify the purchaser for losses incurred in connection with loans involving a breach of the representations and warranties made at the time of sale to the purchaser.

     In January, 1993, Thrift formed a new mortgage banking subsidiary based in Virginia named Union Financial Corp. Like USM, UFC originates, sells and services conventional single-family residential loans, and remains potentially liable for losses incurred by purchasers, including unpaid principal and interest, under certain representations and warranties made to the purchasers at the time of the loan sales. On May 31, 1995, UFC entered into certain agreements to sell substantially all of its assets to a financial institution headquartered in New Jersey. UFC will discontinue its mortgage banking business upon consummation of the sale. The sale is subject to certain conditions, including receipt of appropriate licenses and consents, and there can be no assurance at this stage of the process that the transaction will be consummated. The Merger is not conditioned upon the consummation of the sale. Like with the sale of USM, UFC and Thrift will retain liability for breaches of certain representations and warranties for all loans made by UFC prior to the sale.

     As described above, CNB may terminate the Merger Agreement if, after the date of the Merger Agreement, there is made or otherwise arises or is incurred one or more Mortgage Operations Losses the reasonable estimated loss amount of which exceeds, in the aggregate, $1,335,167.23. UFB estimates that the aggregate amount of Mortgage Operations Losses as of the date of this Prospectus/Proxy Statement is $750,136. Additional information regarding the Mortgage Operation Losses is included on pages 15 and 16 of UFB's Quarterly Report on Form 10-Q/A (Second Amendment) for the quarter ended March 31, 1995, a copy of which is attached as Exhibit D to this Prospectus/Proxy Statement.

TERMINATION FEE

     The Merger Agreement provides that upon the occurrence of one or more Triggering Events (as defined below), UFB will pay to CNB the sum of $2 million.

     The term "Triggering Event" means any of the following events (a) upon termination of the Merger Agreement by CNB upon a breach thereof by UFB (including, without limitation, upon the entering into of an agreement between UFB and any third party which is inconsistent with the transactions contemplated by the Merger Agreement), provided that within two years of the date of such termination, an event described in clause (c) or (d) below occurs; (b) the failure of UFB's shareholders to approve the Merger and the Merger Agreement at the Special Meeting, provided that within one year of the date of the Special Meeting, an event described in clause (c) or (d) below occurs; (c) any person or group of persons (other than CNB) acquires, or has the right to acquire, 50% or more of the UFB Common, exclusive of shares of UFB Common sold directly or indirectly to such person or group of persons by CNB; or (d) upon the entry by UFB into an agreement or other understanding with a person or group of persons (other than CNB and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with UFB or to purchase all or substantially all of UFB's assets. As used above, the term "person" and "group of persons" has the meanings conferred thereon by Section 13(d) of the Exchange Act.

EXCHANGE OF STOCK CERTIFICATES

     The conversion of UFB Common into CNB Common will occur by operation of law at the Effective Time. After the Effective Time, certificates theretofore evidencing shares of UFB Common which may be exchanged for shares of CNB Common will be deemed, for all corporate purposes other than the payment of dividends and other distributions on such shares, to evidence ownership of and entitlement to receive such shares of CNB Common.

     At or prior to the Effective Time, CNB will deposit, or cause to be deposited, with Citizens Bank, the exchange agent in the Merger (the "Exchange Agent"), the Merger Consideration for the benefit of the UFB shareholders. As soon as reasonably practicable after the Effective Time, the Exchange Agent will send a transmittal letter and instructions to each record holder of certificates for UFB Common whose shares were converted into the right to receive the Merger Consideration, advising such holder of the number of shares of CNB Common such holder is entitled to receive pursuant to the Merger, of the amount of cash such holder is due in lieu of a fractional share of CNB Common, and of the procedures for surrendering such certificates in exchange for a certificate for the number of whole shares of CNB Common, and a check for the cash amount (if any) such holder is entitled to receive in lieu of a fractional share. The letter of transmittal will also specify that delivery will be effected, and risk of loss and title to the certificates for UFB Common will pass, only upon proper delivery of the certificates for UFB Common to the Exchange Agent and will be in such form and have such other provisions as CNB may reasonably specify. SHAREHOLDERS OF UFB ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. The shares of CNB Common into which UFB Common will be converted in the Merger will be deemed to have been issued at the Effective Time. Unless and until the certificates for UFB Common are surrendered, together with a letter of transmittal duly executed and any other required documents, dividends on the shares of CNB Common issuable with respect to such UFB Common which would otherwise be payable will not be paid to the holders of such certificates and, in such case, upon surrender of the certificates for UFB Common, together with a letter of transmittal duly executed and any other required documents, there will be paid any dividends on such shares of CNB Common which became payable between the Effective Time and the time of such surrender. No interest on any such dividends will accrue or be paid.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of UFB and CNB. These include, among other things, representations and warranties by UFB, except as otherwise disclosed to CNB, as to (i) organization and good standing; (ii) capitalization; (iii) the due authorization and execution of the Merger Agreement; (iv) the identity and ownership of any subsidiaries; (v) the accuracy of its financial statements and its filings with the S.E.C. and the accuracy of Thrift's filings with the O.T.S.; (vi) the absence of material adverse changes in the financial condition, results of operations or business of UFB and its subsidiaries; (vii) the absence of certain orders, agreements, imposition of civil money penalties or memoranda of understanding between UFB or any of its subsidiaries or any of their officers and directors and any federal or state agency charged with the supervision or regulation of banks or thrifts;
(viii) the filing of tax returns and payment of taxes; (ix) the absence of pending or threatened litigation (except as specified) or other such actions;
(x) agreements with employees, including employment agreements; (xi) certain reports required to be filed with various regulatory agencies; (xii) loan portfolio; (xiii) investment portfolio; (xiv) employee matters and matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (xv) good title to properties, the absence of liens (except as specified) and insurance matters; (xvi) environmental matters; (xvii) compliance with applicable laws and regulations; (xviii) the absence of brokerage commissions or similar finder's fees in connection with the Merger (except for the fees payable to Kemper Securities); (xix) the absence of undisclosed liabilities; (xx) properties, material contracts and other agreements; (xxi) certain interim events; (xxii) non-banking activities; and (xxiii) the accuracy of information supplied by it in connection with the Registration Statement, this Prospectus/Proxy Statement and any other documents to be filed with the S.E.C., Nasdaq or any banking or other regulatory authority in connection with the transactions contemplated by the Merger Agreement.

     CNB's representations and warranties include, among other things, those as to (i) organization; (ii) capitalization; (iii) the due authorization and execution of the Merger Agreement and the absence of the need (except as specified) for governmental or third party consents to the Merger; (iv) subsidiaries of CNB; (v) the accuracy of CNB's financial statements and filings with the S.E.C.; (vi) the absence of material adverse changes in the financial condition, results of operations or business of CNB and its subsidiaries; (vii) the absence of material pending or threatened litigation or other such actions;
(viii) certain reports required to be filed with various regulatory agencies;
(ix) compliance with applicable laws and regulations; (x) the accuracy of information supplied by it in connection with the Registration Statement, this Prospectus/Proxy Statement and any other documents to be filed with the S.E.C., Nasdaq or any banking or other regulatory authority in connection with the transactions contemplated by the Merger Agreement; (xi) the absence of certain orders, agreements, imposition of civil money penalties or memoranda of understanding between CNB or any of its subsidiaries or any of their officers and directors and any federal or state agency charged with the supervision or regulation of banks or bank holding companies; and (xii) the absence of undisclosed liabilities.

CERTAIN OTHER AGREEMENTS

     CONDUCT OF BUSINESS PENDING MERGER

     Pursuant to the Merger Agreement, UFB has agreed, among other things, that it will, and that it will cause its subsidiaries to, continue to carry on, after the date of the Merger Agreement, its respective business and the discharge or incurrence of its respective obligations and liabilities only in the usual, regular and ordinary course as previously conducted, and that UFB and its subsidiaries will not, without the prior written consent of CNB (which will not be unreasonably withheld) (i) issue additional UFB Common (except pursuant to the exercise of UFB Stock Options (as defined below; see "MERGER -- Stock Options")) or other capital stock, options, warrants or other rights to subscribe for or purchase UFB Common or any other capital stock or any other securities convertible into or exchangeable for any capital stock of UFB or its subsidiaries; (ii) directly or indirectly redeem, purchase or otherwise acquire UFB Common or any other capital stock of UFB or its subsidiaries; (iii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in any capital stock or otherwise reorganize or recapitalize; (iv) change its certificates or articles of incorporation or association, as the case may be, or bylaws; (v) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law or pursuant to the Merger Agreement, adopt or change any bonus, insurance, pension, or other employee plan, payment or arrangement made to, for or with any such officers or employees, except that, if the Merger is not consummated before October 1, 1995, the Board of Directors of Thrift, in its sole discretion, may thereafter extend for one year any one or more of the Employment Agreements with each of Donald A. Rausch, Ennis R. Griffith, Terry G. Johnston and Paul E. Wargel and the Special Termination Agreements with Steven E. Fowler and J. Ray Justice (see "MERGER -- Interests of Certain Persons in Merger -- Employment and Termination Agreements"); (vi) borrow or agree to borrow any amount of funds other than Federal Home Loan Bank borrowings and other borrowings in the ordinary course of business (except for the purpose of funding investment securities) or directly or indirectly guarantee or agree to guarantee any obligations of others; (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in excess of $350,000, or that would increase the aggregate credit outstanding to any one borrower to more than $350,000; (viii) purchase or otherwise acquire any investment security for its own account having an average remaining life maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation; (ix) increase or decrease the rate of interest paid by Thrift on any deposit product, including without limitation, certificates of deposit, except in accordance with past practices; provided, however, that, notwithstanding the foregoing, in no event will UFB permit Thrift to pay a rate of interest on any deposit product which is more than the greater of (a) one-quarter of one percent (0.0025) above the average of the rates paid on comparable deposit products by the five highest deposit interest paying banks or other thrifts located in the market in which such deposit product is offered by Thrift (or, if fewer than five banks and other thrifts are located in such market, the average of the rates paid by all banks and other thrifts located in such market), or (b) the rate paid by a subsidiary of CNB, if any, in the market in which such deposit product is offered by Thrift and Thrift will determine and document its compliance with the foregoing provisions each Tuesday or whenever Thrift otherwise changes the rates paid on its deposit products; (x) enter into any agreement, contract or commitment having a term in excess of three months and involving an aggregate expenditure or commitment of more than $25,000 other than letters of credit, loan agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; (xi) mortgage, pledge, lien, charge or otherwise encumber any of its assets or properties except in the ordinary course of business; (xii) cancel, accelerate or waive any material indebtedness, claims or rights owing to UFB or its subsidiaries except in the ordinary course of business; (xiii) sell or otherwise dispose of any real property or any material amount of personal property other than OREO or other property acquired in foreclosure or otherwise in the ordinary collection of indebtedness to UFB and its subsidiaries and other than loans held-for-sale sold in the ordinary course of Thrift's business; (xiv) foreclose or otherwise take title to or possess any real property, other than single family, non-agricultural residential property of one acre or less, without first obtaining a phase one environmental report which indicates that the property is free of hazardous, toxic or polluting waste materials; (xv) commit any act or fail to do any act which will result in a breach of any agreement, contract or commitment, or violate any law, statute, rule, governmental regulation or order, which will materially and adversely affect the business, financial condition or results of operations of UFB and its subsidiaries; (xvi) purchase any real or personal property or make any capital expenditure in excess of $50,000; or (xvii) engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties made by UFB in the Merger Agreement, if such representations or warranties were given as of the date of such transaction or action.

     DIVIDENDS

     The Merger Agreement provides that UFB may declare and pay its regular quarterly dividend on the UFB Common not to exceed $0.15 per share at approximately the same time during each quarter which it has historically declared and paid such quarterly dividend. In this regard, CNB and UFB have agreed to cooperate with each other to coordinate the record and payment dates of their respective dividends for the quarter in which the Effective Time occurs such that UFB shareholders would receive the aforesaid quarterly dividend from UFB or a regular quarterly dividend from CNB, but not from both with respect to any such quarter.

     ENVIRONMENTAL INSPECTIONS

     UFB has agreed to provide CNB, not later than 45 days after the date of the Merger Agreement, a report of a phase one environmental investigation on certain real property owned, leased or operated by UFB (which does not include leased space in retail and similar establishments for automatic teller machines or bank branch facilities where the space leased comprises less than 15% of the total space leased to all tenants of such property) and, if required by the phase one investigation in CNB's reasonable opinion, a report of a phase two investigation on properties requiring such additional study. UFB is presently obtaining, at CNB's request, phase two investigations on six of UFB's real properties which CNB determined, based upon the results of the phase one investigations, required additional study. Environmental investigations routinely are conducted by CNB in connection with transactions involving the acquisition of real property, whether pursuant to the acquisition of a bank or other business or in its ongoing business operations. These investigations are intended to identify and quantify potential environmental risks of ownership, such as contamination, which could lead to liability for clean-up costs under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and other applicable laws. A "phase one" investigation is an initial environmental inquiry intended to identify areas of concern which might require more in-depth assessment. The scope of a phase one investigation varies depending on the environmental consultant utilized and the property assessed, but will typically include (i) visual inspection of the property; (ii) review of governmental records to ascertain the presence of such things as "Superfund" sites, underground storage tanks or landfills, etc. on or near the site; (iii) review of all relevant site records such as air or water discharge permits and hazardous waste manifests; and (iv) research regarding previous owners and uses of the property as well as those of surrounding properties. In bank or other business acquisition transactions, CNB's policy is to obtain phase one environmental investigations of real property to ensure that environmental problems do not exist which could result in unacceptably high or unquantifiable risk to CNB and its shareholders.

     OTHER UFB AGREEMENTS

     UFB has agreed to (i) give CNB prompt written notice of any occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach of any of UFB's representations or agreements in the Merger Agreement or of the occurrence of any matter or event known to and directly involving UFB, which would not include any changes in conditions that affect the banking industry generally, that is materially adverse to the business, operations, properties, assets or condition (financial or otherwise) of UFB and its subsidiaries taken as a whole; (ii) use its best efforts to obtain all necessary consents in any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger; (iii) use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Merger Agreement, to effect the Merger and to facilitate and effectuate the transition and integration of the business and operations of UFB and its subsidiaries with the business and operations of CNB and its subsidiaries; (iv) permit CNB reasonable access to UFB's properties and to disclose and make available all books, documents, papers and records relating to assets, stock ownership, properties, operations, obligations and liabilities in which CNB may have a reasonable and legitimate interest in furtherance of the transactions contemplated by the Merger Agreement; (v) cause the Special Meeting to be duly called and held; (vi) submit to CNB, not later than fifteen days after the end of each month, a report detailing all expenditures resulting from the extraordinary, non-recurring costs associated with the transactions contemplated by the Merger Agreement which have been incurred or otherwise accrued by UFB during the preceding month; (viii) if CNB or CBI determines that it is necessary or advisable in order to resolve or minimize objections that may be asserted with respect to the Merger by any federal or state governmental agency or body (collectively, the "Governmental Entities") or otherwise, that CNB or CBI not acquire (directly or indirectly) from UFB certain assets or deposits of Thrift, then Thrift will take appropriate steps to divest such assets or deposit liabilities (provided that the obligation of Thrift to consummate any such divestitures will be subject to the condition that the Merger be simultaneously consummated); and (ix) if requested by CNB, take all actions necessary to facilitate and effectuate the transition and integration of Thrift's loan and deposit products with those of Citizens Bank of Jasper (with respect to Thrift's office located in Jasper, Indiana), Citizens Bank of Illinois, National Association (with respect to Thrift's office located in Mt. Carmel, Illinois), Citizens Bank of Kentucky (with respect to Thrift's offices located in Henderson, Kentucky) and Citizens Bank (with respect to all other offices of Thrift), effective as of the anticipated Closing Date.

     CNB AGREEMENTS

     Pursuant to the Merger Agreement, CNB has agreed, among other things, to
(i) file all regulatory applications required in order to consummate the Merger and the Related Transactions, keep UFB reasonably informed as to the status of such applications and not intentionally take any action that would prevent or delay the receipt of any regulatory approval; (ii) file the Registration Statement with the S.E.C. and use its best efforts to cause the Registration Statement to become effective; (iii) timely file all documents required to obtain all necessary blue sky permits and approvals; (iv) prepare and file any application required to list on Nasdaq the shares of CNB Common to be issued in the Merger and any other filings required under the Exchange Act relating to the Merger and the transactions contemplated in the Merger Agreement; (v) promptly notify UFB in writing if it has knowledge of any event or condition which would cause or constitute a breach of any of its representations or agreements contained in the Merger Agreement; (vi) use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Merger Agreement and to effect the Merger in accordance with the terms and conditions of the Merger Agreement; (vii) permit UFB reasonable access to CNB's properties and to disclose and make available all books, documents, papers and records relating to assets, stock ownership, properties, operations, obligations and liabilities in which UFB may have a reasonable and legitimate interest in furtherance of the transactions contemplated by the Merger Agreement; (viii) not to intentionally take any action that would prevent the Merger and the other transactions contemplated by the Merger Agreement from qualifying for pooling of interests accounting treatment (see "MERGER --Accounting Treatment"); (ix) authorize the issuance of the required number of shares of CNB Common to be issued pursuant to the Merger Agreement, cause such shares to be approved for inclusion on Nasdaq (subject to official notice of issuance) and take all other necessary corporate action to consummate the Merger; and (x) use its reasonable best efforts to take such actions to resolve any objections which may be asserted with respect to the Merger by any Governmental Entities, including, without limitation, objections under any antitrust or banking laws as may be reasonably required by any such Governmental Entities and prudent in light of the anticipated benefits to CNB of the transaction contemplated by the Merger Agreement. In addition, the Merger Agreement states that CNB will provide certain employee benefit plans and programs to the employees of UFB who continue their employment after the Effective Time. See "MERGER -- Effect on Employee Benefit and Stock Plans."

EFFECT ON EMPLOYEE BENEFIT AND STOCK PLANS

     EMPLOYEE BENEFITS

     The Merger Agreement provides that each employee of UFB or its subsidiaries who continues as an employee following the Effective Time will be entitled, as a new employee of a subsidiary of CNB, to participate in certain employee benefit and stock plans of CNB or its subsidiaries on substantially the same terms and conditions offered to similarly situated employees of CNB or its subsidiaries if such employee is eligible for participation therein and otherwise is not participating in a similar plan maintained by UFB after the Effective Time.
Such participation is subject to the right of CNB to amend or terminate any such plans or programs in its discretion (provided any such amendment applies to CNB employees generally). CNB will, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which former employees of UFB or its subsidiaries may participate, credit each such employee with his or her term of service with UFB and its subsidiaries. The Merger Agreement also provides that the UFB Employee Stock Ownership Plan and related Trust Agreement (the "ESOP") will be terminated on or after the Effective Time and all participants with an account balance under the ESOP will become fully vested in such accounts as of such termination. Participants' benefits under the ESOP will be distributed, in connection with the ESOP termination, in a single lump sum or by direct rollover to the Citizens Incentive Savings Plan or an individual retirement account.

     STOCK OPTIONS

     The Merger Agreement provides that, at the Effective Time, each outstanding option to purchase shares of UFB Common (a "UFB Stock Option") issued pursuant to the UFB Stock Option and Incentive Plan whether or not exercisable or vested, will be assumed by CNB. Each UFB Stock Option will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such UFB Stock Option, the same number of full shares of CNB Common as the holder of such UFB Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share equal to the quotient of (i) the aggregate exercise price for UFB Common otherwise purchasable pursuant to such UFB Stock Option divided by (ii) the number of full shares of CNB Common deemed purchasable pursuant to such UFB Stock Option. CNB will not issue fractional shares of CNB Common.

EXPENSES AND FEES

     Except as provided under "MERGER -- Termination Fee," and described below, in the event the Merger Agreement is terminated or the Merger is abandoned, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses, and no party shall have any liability to the other party for costs, expenses, damages or otherwise, except that in the event the Merger Agreement is terminated on account of a willful breach of any of the representations or warranties therein or any breach of the agreements set forth therein, the non-breaching party is entitled to seek damages against the breaching party. Notwithstanding the foregoing, CNB will be required to reimburse UFB for (a) all of its out-of-pocket expenses incurred in obtaining the phase one environmental investigations required under the Merger Agreement; and (b) 50% of its out-of-pocket expenses incurred in obtaining any phase two environmental investigation pursuant to Merger Agreement which does not recommend or suggest as being appropriate the taking of any remedial or corrective actions (see "MERGER -- Certain Other Agreements -- Environmental Investigations"), if the Merger is not consummated for any reason other than (i) due to termination of the Merger Agreement by CNB on account of a breach by UFB or if UFB or its subsidiaries become subject to certain regulatory enforcement actions; (ii) the failure of UFB's shareholders to approve the Merger Agreement and the Merger; or (iii) the inability of CNB to obtain an opinion that the Merger will qualify for pooling of interests accounting treatment due to the actions of UFB, its affiliates or shareholders.

NO SOLICITATION

     The Merger Agreement provides that, unless and until the Merger Agreement has been terminated, UFB will not solicit or encourage or, subject to the fiduciary duties of its directors as advised by counsel and UFB's investment banker, hold discussions or negotiations with, or provide information to, any person in connection with any proposal from any person relating to the acquisition of all or a substantial portion of the business, assets or stock of UFB and its subsidiaries. UFB is required to promptly advise (within 24 hours) CNB of its receipt of any such proposal or inquiry, the substance of such proposal or inquiry, and the identity of such person.

INTERESTS OF CERTAIN PERSONS IN MERGER

     Certain directors and executive officers of UFB have certain interests in the Merger in addition to their interests as shareholders of UFB generally. The Board of Directors of UFB was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. None of the directors or executive officers of UFB would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of CNB Common.

     INDEMNIFICATION AND INSURANCE

     The Merger Agreement provides that CNB will provide the directors and officers of UFB and its subsidiaries, after the Merger, with the same directors' and officers' liability insurance coverage that CNB provides to directors and officers of its other banking subsidiaries generally and that CNB will use its best efforts (which will not be deemed to require, however, the payment of any special premium or other charge or expense) to obtain an endorsement to its directors' and officers' liability insurance policy to cover acts and omissions of the directors and officers of UFB and its subsidiaries occurring or failing to occur prior to the Closing Date; provided, however, that if CNB is unable to obtain such endorsement, then UFB may purchase tail coverage under its existing directors' and officers' liability insurance on such terms and provisions as UFB deems appropriate, provided the premiums therefor do not exceed $25,000.

     The Merger Agreement also provides that for a period of six years after the Effective Time CNB will cause CBI, as the surviving corporation in the Merger, to indemnify the present and former directors, officers, employees and agents of UFB and its subsidiaries against any liability arising out of actions occurring prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), to the extent that such indemnification is then permitted under the Delaware Law and by UFB's Articles of Incorporation as in effect on the date of the Merger Agreement, including provisions relating to advances of expenses incurred in the defense of any action or suit.

     Pursuant to the Merger Agreement, CNB has agreed to cause any successor or assignee of CBI, after the Effective Time, to assume the obligations of CBI described in the two preceding paragraphs or, if CBI should liquidate, dissolve or otherwise wind up its business after the Effective Time, CNB has agreed to assume such obligations.

     EMPLOYEE BENEFITS

     The Merger Agreement contains certain provisions regarding employee benefits which are described under "MERGER -- Effect on Employee Benefit and Stock Plans -- Employee Benefits."

     STOCK OPTION PLANS

     The Merger Agreement contains certain provisions regarding the assumption by CNB of outstanding options to acquire shares of UFB Common which are described under "MERGER -- Effect on Employee Benefits -- Stock Options."

     CONSULTING AGREEMENT

     The Merger Agreement provides that, upon the retirement of Mr. Donald A. Rausch, the Chairman of the Board, President and Chief Executive Officer of UFB and Thrift, in February 1996, CNB will enter into a consulting agreement with Mr. Rausch, renewable annually, on mutually agreeable terms providing for annual consulting fees of $40,000.

     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Merger Agreement provides that, as a result of the Merger, at the Effective Time, CBI will assume all obligations, duties and liabilities of UFB under the Supplemental Executive Retirement Plan (the "SERP") established by UFB for the benefit of Mr. Rausch on March 19, 1991, as amended effective January 1, 1994. The SERP is an unfunded, non-qualified agreement which provides for retirement income to Mr. Rausch consistent with the amount that would be provided under UFB's retirement plan, but for the maximum benefit restrictions under ERISA. Under the SERP, when Mr. Rausch attains the age of 65, he will be entitled to $18,000 per year for five years. If Mr. Rausch dies before age 70, his beneficiaries will receive $18,000 per year for thirteen years or until he would have attained age 78. If Mr. Rausch should die after attaining age 65, but prior to age 78, an additional $250,000 will be payable to his estate (subject to reduction for any $18,000 per year payments made as discussed above). Similar payments will be made if Mr. Rausch becomes disabled prior to age 70. When Mr. Rausch attains the age of 70, he will receive $18,000 per year for eight years. If Mr. Rausch dies after age 78, an additional $250,000 will be payable to his estate. To fund the foregoing payments, Thrift obtained an insurance policy on Mr. Rausch's life during fiscal 1992. Coverage terminates at age 100 with a declining death benefit.

     DIRECTORS DEFERRED COMPENSATION PLAN

     The Merger Agreement provides that the deferral of UFB directors' fees under the Directors Deferred Compensation Master Agreement dated August 1, 1993, and related Joinder Agreements, will cease as of or after the Effective Time. Any director fees held in accounts under such plan will continue to be held under the plan and accrue interest as provided therein. Citizens Bank, as a result of the Merger, will assume all obligations, duties and liabilities of Thrift under such plan.

     EMPLOYMENT AND TERMINATION AGREEMENTS

     The Merger Agreement provides that, as a result of the Merger, at the Effective Time, Citizens Bank will assume, and CBI will guarantee such assumption, all duties, liabilities and obligations of Thrift which may exist at any time under the Employment Agreements between Thrift and each of Messrs. Donald A. Rausch, Chairman of the Board, President and Chief Executive Officer of UFB and Thrift, Ennis R. Griffith, Senior Vice President, Chief Financial Officer and Secretary/Treasurer of UFB and Thrift, Terry G. Johnston, Senior Vice President and Lending Operations Officer of UFB and Thrift, and Paul E. Wargel, Senior Vice President - Residential Lending Manager of Thrift, and under the Special Termination Agreements between Thrift and each of Messrs. Steven E. Fowler, Vice President/Financial Services of Thrift, and J. Ray Justice, Vice President/Administration of Thrift.

          Employment Agreements

     The Employment Agreement between Thrift and each of Messrs. Rausch and Griffith is for a three year term which expires October 30, 1997 and the Employment Agreement between Thrift and each of Messrs. Johnston and Wargel is for a two year term which expires October 30, 1996. The Board of Directors of Thrift has the discretion to review the Employment Agreements annually and extend the terms for an additional year. The Merger Agreement provides that, if the Merger is not consummated before October 1, 1995, the Board of Directors of Thrift, in its sole discretion, may thereafter extend for one year any one or more of the Employment Agreements (see "MERGER -- Certain Other Agreements -- Conduct of Business Pending Merger").

     In addition to base salary (which is $183,000 for Mr. Rausch, $93,000 for Mr. Griffith, $78,700 for Mr. Johnston and $58,100 for Mr. Wargel), each Employment Agreement provides for discretionary bonuses, disability pay, and participation in stock benefit plans and other fringe benefits applicable to executive personnel. Each Employment Agreement also provides that, if the officer's employment is involuntarily terminated (for any reason other than "cause" (as defined in the Employment Agreement) or for other specific reasons specified in the Employment Agreement) in connection with or within twelve months after a change of control which occurs any time during the term of the Employment Agreement, the officer would be entitled to receive a payment in an amount equal to a certain percentage of his "base amount" of compensation (generally the average annual compensation for the five previous years of his employment). The percentage for Messrs. Rausch and Griffith is 299% and the percentage for Messrs. Johnston and Wargel is 200%. The Merger would constitute a "change in control" under the Employment Agreements.

          Termination Agreements

     The Termination Agreement between Thrift and each of Messrs. Justice and Fowler is for a one year term which expires October 30, 1995. The Board of Directors of Thrift has the discretion to review the Termination Agreements annually and extend the terms for an additional year. The Merger Agreement provides that, if the Merger is not consummated before October 1, 1995, the Board of Directors of Thrift, in its sole discretion, may thereafter extend for one year any one or more of the Termination Agreements (see "MERGER -- Certain Other Agreements -- Conduct of Business Pending Merger").

     Each Termination Agreement provides that, if the officer's employment is involuntarily terminated (for any reason other than "cause" (as defined in the Termination Agreement)) after a change of control which occurs any time during the term of the Termination Agreement, the officer would be entitled to (i) a payment in an amount equal to 100% of his "base amount" of compensation (generally the average annual compensation for the five previous years of his employment); (ii) the continuation of life, health and disability coverage for a period equal to the earlier of the employee's obtaining similar coverage by another employer or twelve months from the date of the officer's termination; and (iii) have a period of twelve months from the effective date of his termination or such longer period as may be determined by UFB's Stock Option Committee or pursuant to the UFB Stock Option and Incentive Plan within which to exercise options granted to him (subject to restrictions for incentive stock options under 422(A) of the Code).

     RECOGNITION AND RETENTION PLAN AND TRUST

     The Merger Agreement provides that Thrift's Recognition and Retention Plan and Trust (the "RRP") will be assumed by Citizens Bank and CNB at the Effective Time and shares of CNB Common, determined by applying the Conversion Ratio to the UFB Common held in the RRP at the Effective Time, will be substituted for shares of UFB Common held in the RRP at the Effective Time, subject to the same transfer restrictions and other terms and conditions to which such awards were subject at the Effective Time.

     At the time Thrift was converted to stock form, it made a contribution in the amount of $600,050 to purchase 55,560 shares of UFB Common which were awarded to certain officers of Thrift. The shares of UFB Common granted under the RRP vest at a rate of 20% per year, commencing on the date of the award. As of the date of this Prospectus/Proxy Statement, 22,242 shares of UFB Common are unvested and held under the RRP for the benefit of certain officers, including Mr. Rausch (8,892 shares), Mr. Griffith (4,296 shares), Mr. Johnston (1,484 shares), Mr. Wargel (1,484 shares), Mr. Fowler (816 shares) and Mr. Justice (816 shares).

     BOARD COMPOSITION

     The Merger Agreement provides that CNB will cause each of the directors of UFB who are under age 70 to be elected to the Board of Directors of Citizens Bank or the board of another subsidiary bank of CNB, if more appropriate and agreed to by CNB and such director. It is expected that each of the present directors of UFB who will be under age 70 as of the Effective Time (which includes each of the present directors except Messrs. Robert R.C. Miller, John
R. Stallings and W. Earl Williams) will be elected to the Board of Directors of Citizens Bank. See "MERGER -- Management and Operations After Merger."

     INTERESTS OF CNB'S MANAGEMENT AND BOARD

     No member of CNB's management or Board of Directors has an interest in the Merger, other than as a shareholder of CNB generally, except that Mr. William E. Vieth, Executive Vice President of CNB, owns 500 shares of UFB Common and Mr. Robert L. Koch, II, a director of CNB, beneficially owns 5,700 shares of UFB Common. Except for 200 shares purchased by Mr. Koch in February 1993, the foregoing shares of UFB Common were purchased after the public announcement of the pending Merger.

WAIVER AND AMENDMENT

     Prior to or at the Effective Time, any provision of the Merger Agreement, including, without limitation, the conditions to consummation of the Merger, may be (i) waived, to the extent permitted under law, in writing by the party which is entitled to the benefits thereof; or (ii) amended at any time by written agreement of the parties, whether before or after approval of the Merger Agreement by the shareholders of UFB; provided, however, that after any such approval no such amendment or modification may reduce the amount or change the form of the Merger Consideration unless approval of UFB shareholders entitled to vote on the Merger Agreement were resolicited. It is anticipated that a condition to the obligations of UFB and CNB to consummate the Merger will be waived only in those circumstances where the Board of Directors of UFB or CNB, as the case may be, deems such waiver to be in the best interests of such company and its shareholders.

ABSENCE OF DISSENTERS' RIGHTS

     Under the Delaware Law, the shareholders of UFB are not entitled to dissent from the Merger and demand payment of the fair or appraised value of their shares of UFB Common as a result of the Merger because such shares, as well as the shares of CNB Common to be received by the holders of UFB Common in the Merger, are quoted on Nasdaq.

FEDERAL INCOME TAX CONSEQUENCES

     The Merger is expected to qualify as a reorganization under Section 368(a) of the Code. Except for cash received in lieu of a fractional share interest in CNB Common, holders of shares of UFB Common will recognize no gain or loss on the receipt of CNB Common in the Merger, their aggregate basis in the shares of CNB Common received in the Merger will be the same as their aggregate basis in their shares of UFB Common converted in the Merger and, provided the shares surrendered are held as a capital asset, the holding period of the shares of CNB Common received by them will include the holding period of their shares of UFB Common converted in the Merger. Cash received in lieu of fractional share interests will be treated as a distribution in full payment of such fractional share interests, resulting in capital gain or loss or ordinary income, as the case may be, depending upon each shareholder's particular situation. The following is a summary of a tax opinion issued by Lewis, Rice & Fingersh, L.C., counsel for CNB, and included as an exhibit to the Registration Statement.

     If the Merger is consummated in accordance with the terms of the Merger Agreement, the Related Transactions are consummated as provided in the Merger Agreement and described in this Prospectus/Proxy Statement (see "MERGER--Form of Merger; Related Transactions") and in accordance with certain representations made by the parties, and assuming no adverse change in applicable law, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of UFB Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of CNB Common received by the shareholders of UFB will be the same as the basis of shares of UFB Common exchanged therefor; (iv) the holding period of the shares of CNB Common received by the shareholders of UFB will include the holding period of the shares of UFB Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time; and (v) if a cash payment is received by a shareholder of UFB in lieu of a fractional share interest of CNB Common, the cash payment will be treated as received by the shareholder as a distribution in full payment in exchange for the fractional share redeemed.

     The opinion is subject to certain assumptions and based on certain representations of each of UFB, Thrift, CNB, CBI and Citizens Bank. Further, the opinion will be based on current law, which could be amended, revoked, or modified with or without retroactive effect, in a manner which would change such opinion. The opinion will neither be binding upon the I.R.S., nor will the I.R.S. be precluded from taking a contrary position. Because no authority has been found that directly addresses the federal income tax consequences of a transaction substantially similar to the Merger and Related Transactions, the opinion will not be entirely free from doubt. If litigated by the I.R.S., there can be no assurance that a court would necessarily agree with the opinion.

     Pursuant to the Merger Agreement, CNB and CBI have agreed that they will not take any actions following the Effective Time which would cause the Merger to lose its status as a reorganization under 368(a)(2)(D) of the Code and, specifically, that CBI or its subsidiaries will continue at least one historic business line of Thrift, or use at least a significant portion of Thrift's historic business assets in a business, in each case within the meaning of Treas. Reg. (S)1.368-1(d).

     THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SHAREHOLDERS OF UFB WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH SHAREHOLDER OF UFB SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of CNB and UFB will be carried forward after the Effective Time into the consolidated financial statements of CNB at their recorded amounts, the consolidated income of CNB will include income of CNB and UFB for the entire fiscal year in which the Merger occurs, and the separately reported income of CNB and UFB for prior periods will be combined and restated as consolidated income of CNB.

     The Merger Agreement provides that a condition to CNB's obligation to consummate the Merger is its receipt of an opinion from Geo. S. Olive & Co. L.L.C., the independent public accountants for CNB, to the effect that the Merger will qualify for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16 if consummated in accordance with the Merger Agreement. In the event such condition is not met, the Merger would not be consummated unless the condition was waived by CNB and the approval of UFB' shareholders entitled to vote on the Merger was resolicited if such change in accounting treatment were deemed material to the financial condition and results of operations of CNB on a pro forma basis. See "MERGER -- Conditions to Consummation of Merger."

MANAGEMENT AND OPERATIONS AFTER MERGER

     Upon consummation of the Merger and the Evansville Bank Merger, UFB and Thrift will merge with and into CBI and Citizens Bank, respectively, and UFB and Thrift will cease to exist as separate entities. Immediately prior to the Evansville Bank Merger, certain of Thrift's branches located out of the Evansville, Indiana area will be transferred, via branch purchase and assumption transactions, to other subsidiaries of CNB located in those other areas. See "MERGER -- Form of Merger; Related Transactions." The Board of Directors of Citizens Bank, after the Effective Time, will consist of the persons serving on such Board immediately prior to the Effective Time and each director of UFB who is under age 70. See "MERGER -- Interest of Certain Persons in Merger -- Board Composition." It is not expected that the management or Board of Directors of CNB will be affected as a result of the Merger.

RESALE OF CNB COMMON

          The shares of CNB Common issued pursuant to the Merger will be freely transferable under the Securities Act except for shares issued to any person who may be deemed to be an "affiliate" of UFB or CNB for purposes of Rule 145 under the Securities Act. The Merger Agreement provides that each such affiliate will enter into an agreement with CNB providing that such affiliate will not transfer any shares of CNB Common received in the Merger except in compliance with the Securities Act and will make no disposition of any shares of UFB Common or CNB Common (or any interest therein) during the period commencing 30 days prior to the Effective Time through the date on which financial results covering at least 30 days of combined operations of CNB and UFB after the Merger have been published. This Prospectus/Proxy Statement does not cover resales of shares of CNB Common received by any person who may be deemed to be an affiliate of UFB. Persons who may be deemed to be affiliates of UFB generally include individuals who (or entities which) control, are controlled by or are under common control with UFB and will include directors and certain officers of UFB and may include principal shareholders of UFB.

                            PRO FORMA FINANCIAL DATA


          The following unaudited pro forma combined condensed balance sheet as of March 31, 1995, and the pro forma combined condensed statements of income for the three month periods ended March 31, 1995 and 1994 and each of the years in the three-year period ended December 31, 1994, give effect to the Merger based on the historical consolidated financial statements of CNB and its subsidiaries and the historical consolidated financial statements of UFB and its subsidiaries under the assumptions and adjustments set forth in the accompanying notes to the pro forma financial statements.

          The pro forma financial statements have been prepared by the managements of CNB and UFB based upon their respective financial statements. These pro forma statements, which include results of operations as if the Merger had been consummated at the beginning of each period presented, may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of CNB and UFB incorporated by reference herein.

          The following pro forma combined condensed balance sheet and condensed statements of income include:

     (a) CNB's historical consolidated financial information, which includes the two Recent Acquisitions. Each of the Recent Acquisitions was accounted for as a pooling of interests and, accordingly, historical financial data for each of the Recent Acquisitions is included for all periods presented. The Recent Acquisitions are King City, which was acquired on February 1, 1995, and HBI, which was acquired on February 10, 1995. See "PARTIES -- CNB -- Recent Acquisitions."

     (b) UFB's historical financial information, which has been designated herein as "UFB." The information for UFB, the fiscal year-end of which is June 30, has been restated to conform with CNB's fiscal year-end of December 31 by adding the results of UFB for the six month period ended December 31 to the most recent fiscal year-end information and deducting the results of UFB for the six month period ended December 31 of the preceding fiscal year.

     (c) The combined statements of CNB and UFB, which have been designated herein as "CNB/UFB Pro Forma Combined".

     (d) Orleans' historical consolidated financial information, which has been designated herein as "Orleans." CNB has entered into a definitive agreement, dated October 18, 1994, as amended May 5, 1995, to acquire, for shares of CNB Common, all of the issued and outstanding common stock of Orleans. The proposed transaction would be accounted for as a pooling of interests; accordingly, historical financial data for Orleans is included for all periods presented. There can be no assurance at this stage of the process that the transaction will be completed. See "PARTIES -- CNB -- Pending Acquisitions."

    (e) The combined statements of CNB, UFB and Orleans which have been designated herein as "Pro Forma Combined."

                  PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                March 31, 1995
                                  (Unaudited)
                                (In thousands)

                                   (a)          (b)                          (c)          (d)                            (e)
                                                           Pro Forma       CNB/UFB                   Pro Forma        Pro Forma
                                   CNB          UFB       Adjustments     Pro Forma     Orleans     Adjustments        Combined
                                ----------   --------     -----------    -----------    -------     -----------       ----------
                                                            Increase                                  Increase
                                                           (Decrease)                                (Decrease)
Assets:
 Cash and due from banks         $  92,415   $ 10,542                    $  102,957       $ 1,297                     $  104,254
 Interest bearing deposits
  in banks                           3,717      1,014                         4,731           --                           4,731
 Federal funds sold                 11,700      5,200                        16,900         1,300                         18,200
 Real estate loans held for
  sale                               2,397      8,913                        11,310           --                          11,310
 Investments available for sale    271,392    304,506                       575,898         6,741                        582,639
 Investment securities             514,561        --                        514,561        18,769                        553,330

 Loans                           1,909,409    202,447                     2,111,856        28,954                      2,140,810
  Allowance for loan losses        (26,035)    (1,942)                      (27,977)         (588)                       (28,565)
                                -------------------------------------------------------------------------------------------------
 Net loans                       1,883,374    200,505                     2,083,879        28,366                      2,112,245

 Premises and equipment             59,413      8,748      (500) [2]         67,661           277                         67,938
 Other real estate owned             2,150        828                         2,978           --                           2,978
 Goodwill                           19,058        --                         19,058           --                          19,058
 Other assets                       44,220     12,785                        57,005         1,082                         58,087
                                -------------------------------------------------------------------------------------------------
   Total Assets                 $2,904,397   $553,041   $  (500)         $3,456,938       $57,832     $               $3,514,770
                                =================================================================================================

Liabilities:
 Deposits                        2,252,341    359,150                     2,611,491        51,801                      2,663,292
 Repurchase agreements             299,366        --                        299,366           --                         299,366
 Federal Funds purchased            18,220        --                         18,220           --                          18,220
 Short-term borrowings               4,065    146,926                       150,991           --                         150,991
 Long-term debt                     60,824        --                         60,824           --                          60,824
 Other liabilities                  27,507      8,246       445 [2]          36,198           296                         36,494
                                -------------------------------------------------------------------------------------------------
   Total Liabilities             2,662,323    514,322       445           3,177,090        52,097                      3,229,187
                                -------------------------------------------------------------------------------------------------

Shareholders' equity:
 Common stock                       14,980         19     2,177  [1][2]      17,176           500      (182) [3]          17,494
 Capital surplus                   203,010     17,810    (4,650) [1][2]     216,170         1,200       182  [3]         217,552
 Retained earnings                  23,973     30,815    (3,780) [1][2]      51,008         4,164                         55,172
 Treasury stock                                (5,308)    5,308  [1]            --                                           --
 ESOP loan guarantee                             (133)                         (133)                                        (133)
 Unearned compensation                           (150)                         (150)                                        (150)
 Net unrealized security gains
  (losses)                             111     (4,334)                       (4,223)         (129)                        (4,352)
                                -------------------------------------------------------------------------------------------------
   Total Shareholders' Equity      242,074     38,719      (945)            279,848         5,735                        285,583
                                -------------------------------------------------------------------------------------------------

   Total Liabilities and Equity  $2,904,397  $553,041   $  (500)         $3,456,938       $57,832     $               $3,514,770
                                 ================================================================================================

        NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET (Unaudited)

The following pro forma adjustments are necessary to record the Merger and pending merger.

[1] To reflect exchange of shares of UFB Common for shares of CNB Common, retaining the historical cost basis of assets, liabilities and equity through the treatment as a pooling of interest. A total of 2,196,109 shares of CNB Common will be issued at the exchange ratio of 1.366 shares of CNB Common for each of the 1,607,693 issued and outstanding shares of UFB common stock (assuming no upward or downward adjustment of the Conversion Ratio, see "MERGER--Conversion Ratio"), resulting in a transfer from Capital Surplus to Common Stock of $2,180,000 to reflect the increase in the aggregate par value of the issued and outstanding shares of CNB Common over the aggregate par value of the currently outstanding shares of UFB common stock.

    Common stock        2,180
    Capital surplus    (2,180)

    To reflect the cancellation of UFB Treasury Stock.

    Capital stock      (3)
    Capital surplus    (2,470)
    Retained earnings  (2,835)
    Treasury stock      5,308


[2] Upon consummation of the Merger, CNB will recognize certain expenses related to the Merger. These expenses will be nonrecurring charges for restructuring and termination costs related to closing of certain duplicate facilities and severance pay related to certain employment contractsand separated employees in connection with the Merger. Duplicate premises and data processing equipment are expected to be written down by approximately $500,000. Severance benefits to honor existing employment contracts and benefits for other employees are estimated to be $950,000. The net after-tax adjustment of these items is $945,000. The Pro Forma Combined Statement of Income does not reflect these nonrecurring Merger related expenses.

    Premises and equipment    (500)
    Other liabilities          445
    Retained earnings         (945)


[3] To reflect exchange of shares of Orleans common stock for shares of CNB
    Common, retaining the historical cost basis of assets, liabilities and equity through the treatment as a pooling of interest. A total of 318,500 shares of CNB Common will be issued at the exchange ratio of 6.37 shares of CNB Common for each of the 50,000 issued and outstanding shares of Orleans common stock (assuming no downward adjustment of the conversion ratio), resulting in a transfer from Common Stock to Capital Surplus of $181,500 to reflect the decrease in the aggregate par value of the issued and outstanding shares of CNB Common relative to the aggregate par value of the currently outstanding shares of Orleans common stock.

    Common stock         (182)
    Capital surplus       182

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                       Three Months Ended March 31, 1995
                                  (Unaudited)
                     (In thousands, except per share data)

                                       (a)       (b)                      (c)        (d)                      (e)
                                                          Pro Forma     CNB/UFB               Pro Forma    Pro Forma
                                       CNB       UFB     Adjustments   Pro Forma   Orleans   Adjustments    Combined
                                     --------  --------  ------------  ----------  --------  ------------  ----------
                                                           Increase                            Increase
                                                          (Decrease)                          (Decrease)
Interest income                      $55,953    $9,634                   $65,587    $1,065                   $66,652
Interest expense                      26,361     6,313                    32,674       522                    33,196
                                     -------    ------     ------        -------     -----     ------        -------

  Net interest income                 29,592     3,321         --         32,913       543         --         33,456

Provision for loan losses              1,504        50                     1,554                               1,554
                                     -------    ------     ------        -------     -----     ------        -------

Net interest income after
  provision for losses                28,088     3,271         --         31,359       543         --         31,902

Non-interest income                    8,893     1,122                    10,015        28                    10,043
Non-interest expense                  25,938     3,062                    29,000       338                    29,338
                                     -------    ------     ------        -------     -----     ------        -------

Income before income taxes            11,043     1,331         --         12,374       233         --         12,607

Income taxes                           4,058       437                     4,495        53         --          4,548
                                     -------    ------     ------        -------     -----     ------        -------

Net income                           $ 6,985    $  894     $   --        $ 7,879    $  180     $   --        $ 8,059
                                     =======    ======     ======        =======    ======     ======        =======

Net income per common share
  Primary                            $  0.47                             $  0.45                             $  0.46
  Fully diluted                      $  0.47                             $  0.45                             $  0.46

Average Shares Outstanding            15,002                              17,357                              17,676
Fully Diluted Shares Outstanding      15,492                              17,847                              18,166

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                       Three Months Ended March 31, 1994
                                  (Unaudited)
                     (In thousands, except per share data)

                                       (a)       (b)                      (c)        (d)                      (e)
                                                          Pro Forma     CNB/UFB               Pro Forma    Pro Forma
                                       CNB       UFB     Adjustments   Pro Forma   Orleans   Adjustments    Combined
                                     --------  --------  ------------  ----------  --------  ------------  ----------
                                                           Increase                            Increase
                                                          (Decrease)                          (Decrease)
Interest income                      $44,086    $7,569                   $51,655    $  915                   $52,570
Interest expense                      19,699     4,395                    24,094       403                    24,497
                                     -------    ------     ------        -------    ------     ------        -------

  Net interest income                 24,387     3,174         --         27,561       512         --         28,073

Provision for loan losses              1,302        83                     1,385                               1,385
                                     -------    ------     ------        -------    ------     ------        -------

Net interest income after
  provision for losses                23,085     3,091         --         26,176       512         --         26,688

Non-interest income                   10,262     1,782                    12,044        30                    12,074
Non-interest expense                  23,983     3,361                    27,344       310                    27,654
                                     -------    ------     ------        -------    ------     ------        -------

Income before income taxes             9,364     1,512         --         10,876       232         --         11,108

Income taxes                           3,053       487                     3,540        37         --          3,577
                                     -------    ------     ------        -------    ------     ------        -------

Net income                           $ 6,311    $1,025     $   --        $ 7,336    $  195     $   --        $ 7,531
                                     =======    ======     ======        =======    ======     ======        =======

Net income per common share
  Primary                            $  0.44                             $  0.44                             $  0.44
  Fully diluted                      $  0.42                             $  0.43                             $  0.43

Average Shares Outstanding            14,445                              16,749                              17,068
Fully Diluted Shares Outstanding      15,080                              17,384                              17,703

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                         Year Ended December 31, 1994
                                  (Unaudited)
                     (In thousands, except per share data)

                                       (a)       (b)                      (c)        (d)                      (e)
                                                          Pro Forma     CNB/UFB               Pro Forma    Pro Forma
                                       CNB       UFB     Adjustments   Pro Forma   Orleans   Adjustments    Combined
                                     --------  --------  ------------  ----------  --------  ------------  ----------
                                                           Increase                            Increase
                                                          (Decrease)                          (Decrease)
Interest income                      $195,467   $32,626                 $228,093    $3,833                  $231,926
Interest expense                       87,255    19,367                  106,622     1,756                   108,378
                                     --------   -------    ------       --------    ------     ------       --------

  Net interest income                 108,212    13,259        --        121,471     2,077         --        123,548

Provision for loan losses               6,319     1,765                    8,084       300                     8,384
                                     --------   -------    ------       --------    ------     ------       --------

Net interest income after
  provision for losses                101,893    11,494        --        113,387     1,777         --        115,164

Non-interest income                    37,352     4,465                   41,817      (132)                   41,685
Non-interest expense                   97,707    17,327                  115,034     1,656                   116,690
                                     --------   -------    ------       --------    ------     ------       --------

Income before income taxes             41,538    (1,368)       --         40,170       (11)        --         40,159

Income taxes                           14,705     2,024                   16,729       (62)        --         16,667
                                     --------   -------    ------       --------    ------     ------       --------

Net income                           $ 26,833   $(3,392)   $   --       $ 23,441    $   51     $   --       $ 23,492
                                     ========   =======    ======       ========    ======     ======       ========

Net income per common share
  Primary                            $   1.82                           $  1.38                             $   1.35
  Fully diluted                      $   1.78                           $  1.35                             $   1.33

Average Shares Outstanding             14,717                            17,034                               17,352
Fully Diluted Shares Outstanding       15,291                            17,608                               17,926

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                         Year Ended December 31, 1993
                                  (Unaudited)
                     (In thousands, except per share data)

                                       (a)       (b)                      (c)        (d)                      (e)
                                                          Pro Forma     CNB/UFB               Pro Forma    Pro Forma
                                       CNB       UFB     Adjustments   Pro Forma   Orleans   Adjustments    Combined
                                     --------  --------  ------------  ----------  --------  ------------  ----------
                                                           Increase                            Increase
                                                          (Decrease)                          (Decrease)
Interest income                      $177,206   $34,475                 $211,681    $3,754                  $215,435
Interest expense                       80,764    19,823                  100,587     1,752                   102,339
                                     --------   -------    ------       --------    ------     ------       --------

  Net interest income                  96,442    14,652        --        111,094     2,002         --        113,096

Provision for loan losses               3,605       329                    3,934        --                     3,934
                                     --------   -------    ------       --------    ------     ------       --------

Net interest income after
  provision for losses                 92,837    14,323        --        107,160     2,002         --        109,162

Non-interest income                    33,910     9,261                   43,171        42                    43,213
Non-interest expense                   87,867    14,735                  102,602     1,303                   103,905
                                     --------   -------    ------       --------    ------     ------       --------

Income before income taxes             38,880     8,849        --         47,729       741         --         48,470

Income taxes                           12,914     3,536                   16,450       180         --         16,630
                                     --------   -------    ------       --------    ------     ------       --------

Net income/(1)/                      $ 25,966   $ 5,313    $   --       $ 31,279    $  561     $   --       $ 31,840
                                     ========   =======    ======       ========    ======     ======       ========

Net income per common share
  Primary                            $   1.82                           $   1.88                            $   1.87
  Fully diluted                      $   1.76                           $   1.83                            $   1.82

Average Shares Outstanding             14,270                             16,680                              16,999
Fully Diluted Shares Outstanding       15,084                             17,468                              17,787

- --------------------

/(1)/ Net income excludes the cumulative effect of change in accounting for income taxes.

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                         Year Ended December 31, 1992
                                  (Unaudited)
                     (In thousands, except per share data)

                                       (a)       (b)                      (c)        (d)                      (e)
                                                          Pro Forma     CNB/UFB               Pro Forma    Pro Forma
                                       CNB       UFB     Adjustments   Pro Forma   Orleans   Adjustments    Combined
                                     --------  --------  ------------  ----------  --------  ------------  ----------
                                                           Increase                            Increase
                                                          (Decrease)                          (Decrease)
Interest income                      $187,882   $37,874                 $225,756    $4,174                  $229,930
Interest expense                       95,950    23,111                  119,061     2,147                   121,208
                                     --------   -------    ------       --------    ------     ------       --------

  Net interest income                  91,932    14,763        --        106,695     2,027         --        108,722

Provision for loan losses               8,960       240                    9,200        --                     9,200
                                     --------   -------    ------       --------    ------     ------       --------

Net interest income after
  provision for losses                 82,972    14,523        --         97,495     2,027         --         99,522

Non-interest income                    28,313     8,135                   36,448       116                    36,564
Non-interest expense                   81,359    15,004                   96,363     1,221                    97,584
                                     --------   -------    ------       --------    ------     ------       --------

Income before income taxes             29,926     7,654        --         37,580       922         --         38,502

Income taxes                            8,550     2,771                   11,321       227         --         11,548
                                     --------   -------    ------       --------    ------     ------       --------

Net income                           $ 21,376   $ 4,883    $   --       $ 26,259    $  695     $   --       $ 26,954
                                     ========   =======    ======       ========    ======     ======       ========

Net income per common share
  Primary                            $   1.52                           $   1.59                            $   1.60
  Fully diluted                      $   1.48                           $   1.55                            $   1.56

Average Shares Outstanding             14,077                             16,562                              16,881
Fully Diluted Shares Outstanding       14,931                             17,426                              17,745

                       DESCRIPTION OF CNB'S CAPITAL STOCK

GENERAL

    CNB's Articles of Incorporation presently authorize the issuance of fifty million shares of common stock, $1.00 stated value per share, and two million shares of preferred stock, without par value. As of May 30, 1995, 14,818,767 shares of CNB Common were issued and outstanding and no shares of CNB's preferred stock were issued and outstanding. The Board of Directors of CNB is authorized to cause the preferred stock to be issued from time to time, in series, by resolution adopted prior to the issue of shares of a particular series, and to fix and determine in the resolution the designation, relative rights, preferences and limitations of the shares of each series, including voting, dividend and liquidation rights and all other matters with respect to such shares as are permitted to be fixed and determined by the Board of Directors under the Indiana Law.

CNB COMMON

    The following is a brief description of the terms of CNB Common.

     Dividend Rights

     Holders of CNB Common are entitled to receive dividends when, as and if declared by CNB's Board of Directors out of funds legally available therefor, subject to any preferential dividend rights which may attach to preferred stock which may be issued by CNB in the future. The ability of the subsidiary banks of CNB to pay cash dividends, which are expected to be CNB's principal source of income, is restricted by applicable banking laws. Such dividends have previously been CNB's principal source of income.

    Voting Rights

    Holders of shares of CNB Common are entitled to one vote per share in the election of directors and in all other matters to be voted upon by the shareholders generally. Shareholders of CNB do not have cumulative voting rights in the election of directors. Therefore, a majority of the shares of CNB Common can elect the entire Board of Directors.

    Classification of Board of Directors

    The Board of Directors of CNB is divided into three classes, and the directors are elected by classes to three-year terms. Approximately one-third of the directors of CNB are elected at each annual meeting of the shareholders. The primary goal of CNB's staggered Board is to encourage well-financed bidders who are interested in acquiring CNB to negotiate directly with CNB's Board of Directors. Although it promotes stability and continuity of the Board of Directors, classification of the Board of Directors (combined with the fact that shares of CNB Common do not have cumulative voting rights in the election of directors) may have the effect of decreasing the number of directors that could otherwise be elected by anyone who obtains a controlling interest in CNB Common and thereby could impede a change in control of CNB or discourage certain offers (possibly including some offers which shareholders may feel would be in their best interest). Because of the additional time required to change control of the Board of Directors, a staggered Board of Directors also tends to perpetuate present management.

      Liquidation Rights

      In the event of liquidation, dissolution or winding up of CNB, whether voluntary or involuntary, the holders of CNB Common would be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding preferred stock.

    Preemptive Rights

    Holders of shares of CNB Common do not have the preemptive right to subscribe on a pro-rata basis for any presently or subsequently authorized shares of CNB Common.

    Assessment and Redemption

    The shares of CNB Common presently outstanding are, and the shares of CNB Common issued by CNB pursuant to the Merger will be, when issued and delivered pursuant to the Merger Agreement and as described herein, duly authorized, validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the shares of CNB Common.

    Transfer Agent

    Citizens Bank is the transfer agent for shares of CNB Common.

    Dividend Restrictions under Loan Agreement

    Pursuant to the terms of a Term Loan Agreement (the "Loan Agreement"), CNB may not, until October 31, 1997, in any fiscal year, purchase or redeem any shares of CNB Common in an amount that exceeds 7.5% of its tangible net worth in the immediately preceding fiscal year. The Loan Agreement also provides that CNB may not, until October 31, 1997, pay or declare any dividend (other than stock dividends payable in shares of CNB Common) on CNB Common or make any other distribution in respect of CNB Common, except that, provided that no "Event of Default" or "Unmatured Event of Default" (as such terms are defined in the Loan Agreement) exists or would exist as a result thereof, CNB may declare or pay cash dividends to the holders of CNB Common not to exceed for all fiscal years of CNB on a cumulative basis beginning with the 1991 fiscal year (x) $5 million in the aggregate for all years beginning with the 1991 fiscal year, plus (y) the net proceeds received by CNB from the sale after December 31, 1990 of shares of CNB Common or convertible debt securities subsequently converted into CNB Common, plus (z) 50% of CNB's net income on a cumulative basis beginning with the 1991 fiscal year. As of March 31, 1995, $1.165 million was available for payment of dividends, purchases of CNB Common and payments or distributions in respect of CNB Common under the Loan Agreement.


    COMPARISON OF SHAREHOLDER RIGHTS

    The rights of holders of shares of CNB Common are governed by the Indiana Law and by the Articles of Incorporation and Bylaws, as amended, and other corporate documents of CNB. The rights of holders of shares of UFB Common are governed by the Delaware Law and by the Certificate of Incorporation, Bylaws and other corporate documents of UFB. The rights of holders of shares of UFB Common differ in certain respects from the rights which they would have as holders of shares of CNB

Common. A summary of the material differences between the respective rights of the holders of shares of CNB Common and UFB Common is set forth below.

SHAREHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

    BUSINESS COMBINATIONS

     CNB

    The Articles of Incorporation of CNB include a so-called "fair price" provision. This provision generally provides that mergers, other business combinations and similar transactions and the sale, lease, mortgage or other disposition of more than 10% of total assets involving CNB or any of subsidiaries of CNB and any person or entity beneficially owning directly or indirectly more than 10% of the outstanding voting stock of CNB, or affiliates or associates of such an entity (a "CNB 10% shareholder"), may not be consummated without the approval of the holders of at least 80% of the voting stock of CNB, unless either (i) the transaction is approved by a majority of the members of the Board of Directors of CNB who are not affiliated with the CNB 10% shareholder; or (ii) the transaction meets certain minimum ("fair price") price requirements (in either of which cases, the shareholder and director approval requirements of the "fair price" provision would no longer apply and only the normal shareholder and director approval requirements of the Indiana Law would govern the transaction). The primary purpose of CNB's "fair price" provision is to provide additional safeguards for the remaining shareholders in the event that an individual or entity becomes a majority shareholder of CNB. If CNB comes under the control of a single person or entity, substantial inequities could befall the minority shareholders. A bid for control of a target company is often followed, in time, by a complete business combination that eliminates minority interests in the target company on terms often unfavorable to the minority -- a so-called "two-tier" structured takeover. Minority shareholders in these circumstances may be forced out by the controlling shareholder in a business combination transaction at a time and for a price (cash or other types of consideration, often including debt instruments) not to their liking. The price per share in such transactions often is lower than the price per share previously paid by the controlling shareholder for its controlling block of stock in the first tier of the takeover. The minority shareholders, in such event, may have no alternative unless they choose to follow the statutory procedures for appraisal rights as a dissenting shareholder or to bring legal action against the controlling shareholder for breach of fiduciary duty, either of which procedures may be costly and time consuming. CNB's greater than majority shareholder vote requirements make it more difficult for a single shareholder to obtain ultimate "control" over CNB in the sense of being able unilaterally to effect a completed business combination on the controlling shareholder's own terms. A disadvantage of these greater than majority shareholder vote requirements, however, is that outside parties contemplating an attempt to acquire control over CNB by acquiring less than all of the outstanding stock of CNB may be discouraged from making such an attempt, because ultimate "control" will require obtaining a higher percentage of the outstanding shares of CNB Common than if normal shareholder vote requirements were in effect. As a result, premium offers for CNB Common from outside parties interested in acquiring control may be somewhat less likely from such parties than premium offers for other similar companies without such greater than majority voting requirements. In addition, because outside parties may be somewhat less likely to attempt to acquire control over CNB due to the greater than majority shareholder vote requirements, the management of CNB may be somewhat less vulnerable to removal in the future than would be the case if such provisions were not in effect.

        UFB

    The Certificate of Incorporation of UFB provides for a greater than majority shareholder approval requirement for certain business combinations with interested shareholders that is similar in effect to the fair price provision found in CNB's Articles of Incorporation. Under UFB's Certificate of Incorporation, certain business combinations with an interested shareholder require the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of stock of UFB entitled to vote in the election of directors. Generally, an interested shareholder is any person, other than UFB or any subsidiary of UFB, that is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding voting stock of UFB.
The business combination provisions relating to interested shareholders also apply to affiliates of interested shareholders. Business combinations subject to the 80% shareholder approval requirement include (i) any merger or consolidation of UFB or any subsidiary of UFB with an interested shareholder or affiliate thereof; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of UFB or any UFB subsidiary to an interested shareholder having an aggregate fair market value equaling or exceeding 25% or more of the combined assets of UFB and its subsidiaries; (iii) the issuance or transfer by UFB or any subsidiary of UFB to an interested shareholder or affiliate thereof of any securities of UFB or any subsidiary of UFB having an aggregate fair market value equalling or exceeding 25% of the combined fair market value of the outstanding common stock of UFB and its subsidiaries; (iv) the adoption of any plan for the liquidation or dissolution of UFB proposed by or on behalf of an interested shareholder or affiliate thereof; and (v) any reclassification of securities or recapitalization of UFB, or any merger or consolidation of UFB with any of its subsidiaries or any other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of UFB or any subsidiary of UFB directly or indirectly owned by an interested shareholder or affiliate thereof. A business combination with an interested shareholder may avoid the 80% shareholder approval requirement, needing only an affirmative vote of a majority of the voting power of the outstanding shares of stock of UFB entitled to vote in the election of directors, if (i) the business combination does not involve cash or other consideration being received by the shareholders of UFB solely in their capacity as shareholders of UFB and the business combination has been approved by a majority of the disinterested directors of UFB; or (ii) the business combination has been approved by a majority of the disinterested directors of UFB, or each of the following conditions are met (a) the fair market value of the consideration received per share by the holders of UFB Common equals or exceeds the higher of certain fair price determinations, (b) there has been no reduction of dividends or failure to pay dividends after the time the interested shareholder became an interested shareholder, except as approved by a majority of disinterested directors, (c) the interested shareholder and its affiliates have not become the beneficial owners of any additional shares of voting stock of UFB after the interested shareholder became an interested shareholder, (d) the interested shareholder has not received the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial assistance, and (e) a proxy or information statement describing the proposed business combination and complying with the requirements of the Exchange Act has been mailed to shareholders of UFB at least 30 days prior to the consummation of such business combination. The above provisions have the same effect as CNB's fair price provision, that is, providing additional safeguards for the remaining shareholders in the event that an individual or entity becomes a majority shareholder of UFB. UFB's greater than majority provisions may also, similar to CNB's fair price provision, have the effects of discouraging certain premium offers that may be beneficial to the shareholders of UFB and making the directors and management somewhat less vulnerable to removal.

 REMOVAL OF DIRECTORS

    CNB

    The Articles of Incorporation of CNB provide that at a meeting called expressly for that purpose, a director or the entire Board of Directors of CNB may be removed without cause only upon the affirmative vote of the holders of not less than 80% of the shares entitled to vote generally in an election of directors. At a meeting called expressly for that purpose, a director may be removed by the shareholders of CNB for cause by the affirmative vote of the holders of a majority of the shares entitled to vote generally in the election of directors. CNB's Articles of Incorporation provide that, except as may be otherwise provided by law, cause for removal of a director will be found to exist only if the director whose removal is proposed (i) has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; or (ii) has been adjudged by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his or her duty to CNB in a manner of substantial importance to CNB, and such adjudication is no longer subject to direct appeal. CNB's 80% shareholder vote requirement for removal of directors without cause precludes a majority shareholder from circumventing the classified Board by decreasing the size of the Board until its nominees have a numerical majority or by removing directors not up for election, filling the resulting vacancy with its nominees, and thereby gaining control of the Board. The removal provisions makes it more difficult for shareholders of CNB to change the composition of the Board of Directors even if the shareholders believe that such a change would be beneficial to CNB and to the shareholders of CNB.

    UFB

    The Certificate of Incorporation of UFB provides that any director or the entire Board of Directors of UFB may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the outstanding shares of capital stock of UFB entitled to vote generally in the election of directors. Any director of UFB who becomes disqualified to hold office may be removed from office by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of capital stock of UFB entitled to vote generally in the election of directors. Director disqualification occurs when (i) a director owns less than 100 shares of UFB Common; (ii) is convicted of a felony;
(iii) becomes ineligible for any reason to serve on the board of directors of a federally chartered thrift institution; or (iv) is adjudicated or otherwise legally declared an incapacitated person by reason of mental weakness. Like CNB's restrictions on director removal, UFB's 80% shareholder vote requirement for removal of directors precludes a majority shareholder from circumventing UFB's classified Board of Directors by decreasing the size of the Board until its nominees have a numerical majority or by removing directors not up for election, filling the resulting vacancy with it nominees, and thereby gaining control of the Board. Unlike CNB's restrictions on director removal, however, shareholders of UFB may not remove directors without cause, making it even more difficult for a majority shareholder to control UFB's Board of Directors. The restriction on director removal found in UFB's Certificate of Incorporation also makes it more difficult for shareholders of UFB to change the composition of the Board of Directors of UFB even where the shareholders believe in good faith that such a change would be beneficial to UFB and to the shareholders of UFB.

 AMENDMENTS TO ARTICLES OR CERTIFICATE OF INCORPORATION

    CNB

    The Indiana Law provides that, unless a greater vote is required under a specific provision of the Indiana Law or by a corporation's articles of incorporation or its board of directors, a corporation may amend its articles of incorporation upon receiving more votes of holders in favor of the amendment than votes cast against the amendment, unless the amendment creates dissenters' rights in which case a favorable vote of the holders of a majority of the outstanding shares is required. Under the Indiana Law, a corporation's board of directors may condition its submission of a proposed amendment to the shareholders of the corporation on any basis, including the requirement of the affirmative vote of a greater percentage of the voting shares of the corporation than otherwise required under the Indiana Law.

    The Articles of Incorporation of CNB provide that, notwithstanding any other provision of the Articles of Incorporation or any provision of law or any preferred stock designation, the provisions of Article VII (relating to the classification, number, terms, removal of directors and newly created directorships and vacancies), Article IX (relating to special meetings of shareholders) and Article X (relating to the "fair price" provisions discussed above), may be altered, amended or repealed only with the affirmative vote of the holders of 80% of CNB Common then entitled to vote in an election of directors.

    UFB

    The Delaware Law provides that the certificate of incorporation of a Delaware corporation may be amended only if first approved by the corporation's board of directors and thereafter by a majority of the outstanding stock entitled to vote thereon. The Delaware Law also provides that if a greater than majority shareholder vote is required to effect an action under a certain article of a Delaware corporation's certificate of incorporation, then amending such an article likewise requires such a greater than majority shareholder vote.

    The Certificate of Incorporation of UFB provides that the Certificate of Incorporation may be amended only if the Board of Directors of UFB propose the amendment and thereafter the Board approves the proposed amendment by the affirmative vote of at least two-thirds of the directors then in office at a duly constituted meeting of the Board of Directors called expressly for such purpose. After Board approval, the proposed amendment must be approved by the shareholders of UFB by a majority of the total votes eligible to be cast at a duly constituted meeting of the shareholders called expressly for such purposes. The Certificate of Incorporation of UFB further provides that the affirmative vote of at least 80% of the voting power of all of the outstanding shares of the capital stock of UFB entitled to vote generally in the election of directors shall be required to amend or repeal the provisions of (i) Section C of Article FOURTH (relating to voting restrictions imposed on shareholders owning in excess of 10% of the outstanding shares of UFB Common); (ii) Sections C or D or Article FIFTH (relating to shareholder special meetings and shareholder action by written consent); (iii) Article SIXTH (relating to the number, classification, qualification, disqualification, director nominations, filling of vacancies and removal of directors of UFB); (iv) Article SEVENTH (relating to amending the Bylaws); (v) Article EIGHTH (relating to approval of business combinations with an interested shareholder or its affiliates); (vi) Article TENTH (relating to indemnification); and (vii) Articles TWELFTH (relating to amending the Certificate of Incorporation).

     VOTING RIGHTS

     CNB

     Holders of shares of CNB Common are entitled to one vote per share in the election of directors and in all other matters to be voted upon by the shareholders generally. Directors of CNB are elected by a plurality of the shareholder votes cast and shareholders of CNB are not entitled to cumulative voting in the election of directors. A plurality of the shares of CNB Common can, therefore, elect the entire Board of Directors. All other matters voted on by shareholders are determined by a majority of the shareholder votes cast, except those matters specifically requiring a greater than majority vote by law or CNB's Articles of Incorporation.

     UFB

     In accordance with the Delaware Law and as provided in the Bylaws of UFB, each outstanding share of UFB Common is entitled to one vote on each matter voted on at a shareholders' meeting. A shareholder of UFB may vote in person or by proxy. Directors of UFB are elected by a plurality of the shareholder votes cast and shareholders of UFB are not entitled to cumulative voting in the election of directors. A plurality of the shares of UFB Common can, therefore, elect the entire Board of Directors. All other matters voted on by shareholders are determined by a majority of the shareholder votes cast, except those matters specifically requiring a greater than majority vote by law or UFB's Certificate of Incorporation. Notwithstanding the foregoing, Article Fourth, Section C of UFB's Certificate of Incorporation provides that no person who beneficially owns more than 10% of UFB's outstanding shares may vote shares in excess of that limit. See "-- Takeover Statutes -- UFB."

SPECIAL MEETING OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT

     CNB

     The Articles of Incorporation of CNB require that shareholders must hold at least 80% of the outstanding voting shares of CNB in order to call a special meeting of shareholders. This provision is intended to discourage attempts by the holders of less than 80% of the outstanding voting stock of CNB from disrupting the business of the corporation between annual shareholders' meetings by calling special meetings. Possible disadvantages of this provision is that it makes it more difficult for a shareholder or shareholder group to take action where such action is opposed by a majority of the Board of Directors and management of CNB and it may delay the removal of directors, even if cause exists for such removal. The Indiana Law provides that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent, in writing, setting forth the action taken is signed by the holders of all of the shares entitled to vote on the subject matter.

     UFB

     In accordance with the Delaware Law, UFB's Certificate of Incorporation provides that special meetings of shareholders of UFB may be called only by the Board of Directors of UFB pursuant to a resolution adopted by a majority of the total number of directors which UFB would have if there were no vacancies on the Board of Directors. The Certificate of Incorporation of UFB also provides that any action required or permitted to be taken by the shareholders of UFB must be effected at a duly called annual or special shareholders' meeting and may not be effected by any consent in writing by such shareholders. Delaware law, in the absence of this provision, permits action by written consent of shareholders signed by the holders of the number of shares that would be required to effect the action at a meeting. UFB's restriction against shareholders' ability to call a special shareholders' meeting and against shareholder action by written consent is more restrictive than CNB's 80% shareholder vote required to call a special meeting and shareholders' act by written consent of all of CNB's shareholders. UFB's more restrictive provisions preclude attempts by shareholders to disrupt the business of UFB between annual shareholders' meetings, but make it impossible for a shareholder or shareholder group to take action where such action is opposed by a majority of the Board of Directors and management of UFB. UFB's more restrictive provisions also preclude the removal of directors, even if cause exists or a director becomes disqualified, until the next annual shareholders' meeting, where such removal is opposed by a majority of the Board of Directors.

DISSENTERS' RIGHTS

     CNB

     Under the Indiana Law, a shareholder of a corporation is entitled (subject to certain exceptions) to receive payment for the fair value of his or her shares if, among other things, such shareholder dissents from a plan of share exchange, sale or exchange of all or substantially all of the property of the corporation, or a merger or control share acquisition to which such corporation is a party. Such rights are not available to holders of shares traded on a securities exchange or Nasdaq. Because CNB is not merging directly with UFB and CNB shares are traded on Nasdaq, CNB's shareholders are not entitled to assert such rights in connection with the Merger.

     UFB

     The Delaware Law provides, that, unless the certificate of incorporation of a Delaware corporation provides otherwise, no dissenters' appraisal rights are available to holders of shares that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or are held of record by more than 2,000 shareholders. As UFB Common is a national market system security traded on Nasdaq and UFB's Certificate of Incorporation does not provide for dissenters' appraisal rights, holders of UFB Common have no dissenters' appraisal rights in any merger, consolidation or disposition of assets. Shareholders of UFB may not, therefore, assert dissenters' appraisal rights in connection with the Merger. See "MERGER -- Absence of Dissenters' Rights."

TAKEOVER STATUTES

     CNB

     In general, the Indiana Law prohibits any business combination, such as a merger or consolidation between an Indiana corporation with shares of its stock registered under the federal securities laws or which makes an election under the Indiana Law, and an "interested shareholder" (which is defined as any owner of 10% or more of the corporation's stock) for five years after the date on which such shareholder became an interested shareholder, unless the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. This so-called "five-year freeze" provision of the Indiana Law is effective even if all parties should subsequently decide that they wish to engage in the business combination. The Indiana Law also contains a "control share acquisition" provision which effectively denies voting rights to shares of an "issuing public corporation" acquired in control share acquisitions unless the grant of such voting right is approved by a majority vote of disinterested shareholders. An issuing public corporation is a corporation that (i) has 100 or more shareholders; (ii) has its principal place of business, its principal office or substantial assets within Indiana and (iii) either (a) more than 10% of its shareholders are Indiana residents, (b) more than 10% of its shares are owned by Indiana residents, or (c) 10,000 shareholders resident in Indiana. CNB is an "issuing public corporation." A control share acquisition is one by which a purchasing shareholder acquires more than one-fifth, one-third, or one-half of the voting power of the stock of an Indiana corporation whose stock is registered under the federal securities laws. In addition, if any person proposing to make or who has made "control share acquisitions" does not file an "acquiring person statement" with the issuing corporation or if the control shares are not accorded full voting rights by other shareholders, and if the articles of incorporation or bylaws of the corporation whose shares are acquired authorize such redemption (CNB's Bylaws do), the acquired shares are subject to redemption by the corporation. Finally, if a control share acquisition should be made of a majority or more of the corporation's voting stock, and those shares are granted full voting rights, shareholders are granted dissenters' rights.

     UFB

     The Delaware Law has a "freeze provision," similar to Indiana's five-year freeze, that generally prohibits any business combination, such as a merger or consolidation, between a Delaware corporation and an interested shareholder (which is generally defined as any owner of 15% or more of the outstanding voting stock of a corporation) for three years after the date on which such shareholder becomes an interested shareholder. The Delaware statute provides that if any of the following conditions are met Delaware's three-year freeze provision will not apply: (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction by which the interested shareholder became an interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by persons who are directors and also officers and by certain employee stock ownership plans); or (iii) on or subsequent to such date the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66% of the outstanding voting stock of the corporation which is not owned by the interested shareholder. The Delaware Law does not contain a control share acquisition statute similar to the one in Indiana. Under the terms, however, of UFB's Certificate of Incorporation, a record owner of UFB Common who beneficially owns, directly or indirectly, in excess of 10% of the outstanding shares of UFB Common is not entitled to vote the shares held in excess of 10% of the outstanding shares of UFB Common. The number of shares which may be voted by any record owner owning shares in excess of the 10% stock ownership limit is equal to the total number of votes which a single record owner of all of UFB Common owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of UFB Common beneficially owned by such person owning shares in excess of the 10% stock ownership limit.

INDEMNIFICATION

     CNB

     Pursuant to the Indiana Law and the Articles of Incorporation and Bylaws of CNB, CNB is obligated to indemnify certain officers and directors in connection with liabilities arising from legal proceedings resulting from such person's service to CNB in certain circumstances. CNB may also voluntarily undertake to indemnify certain persons acting on CNB's behalf in certain circumstances.

     Chapter 37 of the Indiana Law provides for mandatory indemnification of directors and officers of Indiana corporations and permissive indemnification of directors, officers, employees and agents of Indiana corporations who are made parties to proceedings as a result of their relationship with such corporation. Chapter 37 also applies to individuals who are serving at such corporation's request as directors, officers, employees and agents of such corporation's subsidiaries. Chapter 37 requires Indiana corporations, unless limited by their articles of incorporation, to indemnify any director or officer against reasonable expenses incurred in connection with any proceeding to which such person was a party if the individual is wholly successful on the merits. Chapter 37 authorizes Indiana corporations to indemnify any director, officer, employee or agent against liability incurred in such a proceeding generally if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity, that his or her conduct was in the corporation's best interests and in all other cases that his or her conduct was not opposed to the best interests of such corporation. Chapter 37 further authorizes any court of competent jurisdiction, unless the articles of incorporation provide otherwise, to order indemnification generally if the court determines a director or officer of an Indiana corporation is entitled to mandatory indemnification or is otherwise fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Chapter 37 also authorizes Indiana corporations to advance reasonable expenses in advance of final disposition of a proceeding generally if the individual affirms in writing a good faith belief that he satisfies the standard of conduct for permissive indemnification, the individual undertakes in a signed writing to repay the advance if it is determined he does not satisfy the standard of conduct for permissive indemnification and the corporation determines that the facts then known do not preclude indemnification. Finally, Chapter 37 authorizes further indemnification to the extent that the corporation may provide in its articles of incorporation, bylaws, a resolution of the board of directors or the shareholders or any other authorization, whenever adopted, after notice, by a majority vote of all the voting shares then issued and outstanding. Except with respect to the advancement of expenses, CNB's Bylaws generally provide for the indemnification of CNB's directors, officers, employees and agents to the extent permitted by Chapter 37.

     UFB

     The Delaware Law grants Delaware corporations broad indemnification powers, including the authority to provide forms of indemnification in addition to the types of indemnification set forth by the Delaware statute. The Certificate of Incorporation of UFB provides mandatory indemnification for each person who was or is made a party or threatened to be made a party to or is otherwise involved in any proceeding by reason of the fact that he or she is or was a director or officer of UFB or is or was serving or has agreed to serve at the request of UFB as a director, officer, employee or agent of another corporation. Such mandatory indemnification covers the alleged action whether or not such person was acting in their official capacity. Such indemnification covers all expense, liability and loss including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement reasonably incurred by the indemnitee in connection with the proceeding. UFB's Certificate of

Incorporation provides indemnification to an indemnitee who initiates a proceeding only if the proceeding was authorized by the Board of Directors of UFB or was initiated to enforce indemnification rights. The Certificate of Incorporation of UFB provides for payment of indemnification expenses in advance of a proceeding's final disposition provided the indemnitee first delivers to UFB an undertaking by or on behalf of such indemnitee to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified for such expense. In addition to mandatory indemnification, UFB may in accordance with its Certificate of Incorporation, to the extent authorized by a majority vote of the disinterested directors of UFB, grant rights to indemnification and to the advancement of indemnification expenses to any employee or agent of UFB or any person who is or was serving or has agreed to serve at the request of UFB as an employee or agent of another corporation, to the fullest extent that UFB is authorized to indemnify and advance expenses to the directors and officers of UFB. UFB's Certificate of Incorporation also authorizes UFB to maintain insurance to protect UFB and any director, officer, employee or agent of UFB or another corporation against any expense, liability or loss, whether or not UFB would have the power to indemnify such person against such expense, liability or loss under the Delaware Law.

LIMITATION OF LIABILITY OF DIRECTORS

     CNB

     The Indiana Law provides that no director of an Indiana corporation will be subject to liability for any action taken as a director, or any failure to take any action as a director, unless the director has both breached or failed to perform the duties of the director's office in compliance with the Indiana Law and the breach or failure to perform constitutes willful misconduct or recklessness. This provision eliminates the potential liability of a corporation's directors for failure, except through willful misconduct or recklessness, to satisfy their duty of care, which requires each director to carry out his or her duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the director reasonably believes to be in the best interests of the corporation. This provision may thus reduce the likelihood of derivative litigation against directors and discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have been beneficial to the corporation and its shareholders. Shareholders therefore will not have a cause of action based upon negligent business decisions, including those relating to attempts to acquire control of the corporation. This provision does not, however, preclude all equitable remedies for breach of the duty of care, although such remedies might not be available as a practical matter.

     UFB

     The Certificate of Incorporation of UFB provides that a director of UFB shall not be personally liable to UFB or the shareholders of UFB for monetary damages for breach of fiduciary duty as a director, except for liability resulting from (i) any breach of the director's duty of loyalty to UFB or the shareholders of UFB; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payment of dividends or unlawful stock purchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit. Shareholders of UFB do not, therefore, have a cause of action based upon negligent business decisions, including those relating to attempts to acquire control of the UFB. UFB's Certificate of Incorporation does not, however, preclude all equitable remedies for breach of the duty of care, although such remedies might not be available as a practical matter. Similar to CNB's limitation of director liability, UFB's limitation of director liability may reduce the likelihood of derivative litigation against directors and discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have been beneficial to UFB and the shareholders of UFB.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS

     CNB

     The Indiana Law specifically authorizes directors, in considering the best interests of a corporation, to consider the short-term and long-term interests of the corporation as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Under the Indiana Law, directors are not required to approve a proposed corporate action if the directors determine in good faith after considering and weighing as they deem appropriate the effect of such action on the corporation's constituents that such approval is not in the best interest of the corporation. In addition, the Indiana Law states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed acquisition of control of a corporation or the amounts to be paid to shareholders under such an acquisition. The Indiana Law explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. Any determination made with respect to the foregoing by a majority of the disinterested directors will conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

     UFB

     The Delaware Law does not address a Delaware director's ability to consider nonshareholder interests when discharging his or her duties. Delaware case law, however, provides that in discharging his or her responsibilities, a director of Delaware corporation must limit consideration of nonshareholder interests, and that a board of directors of a Delaware corporation may consider nonshareholder interests only if those interests are rationally related to benefits accruing to the shareholders of the Delaware corporation. Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986). Delaware case law further provides that when a board of directors of a Delaware corporation decides to sell a Delaware corporation, concern for nonshareholder interests is inappropriate. Id.

     The Certificate of Incorporation of UFB grants the Board of Directors of UFB broader discretion than that authorized by Delaware case law. Specifically, UFB's Certificate of Incorporation provides that the Board of Directors of UFB may, when evaluating any tender or exchange offer, any offer to merge or consolidate UFB with another corporation or any offer to purchase all or substantially all of the assets of UFB, give due consideration to all relevant factors including, without limitation, social and economic effect of acceptance of such offers on present and future customers and employees of UFB and subsidiaries of UFB, the communities in which UFB and its subsidiaries operate or are located and the ability of UFB and its subsidiaries to fulfill their respective corporate or banking objectives.

                                 LEGAL OPINION

     The legality of the securities offered hereby will be passed upon by Lewis, Rice & Fingersh, L.C.


                                    EXPERTS

INDEPENDENT AUDITORS FOR CNB

     The consolidated financial statements of CNB for the year ended December 31, 1994, incorporated by reference in CNB's Annual Report (Form 10-K) and as restated for the February, 1995 acquisitions of King City and HBI and incorporated by reference in CNB's Current Report on Form 8-K dated May 23, 1995, have been audited by Geo. S. Olive & Co. L.L.C., independent auditors, as set forth in their reports included therein and incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon such reports and upon the authority of such firm as experts in auditing and accounting.

INDEPENDENT AUDITORS FOR UFB

     The consolidated financial statements of UFB incorporated by reference in UFB's Annual Report (Form 10-K) for the fiscal year ended June 30, 1994, as amended by UFB's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1994, have been audited by Geo. S. Olive & Co. L.L.C., independent auditors, as set forth in their report included therein and incorporated by reference in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

PRESENCE AT SPECIAL MEETING

     Representatives of Geo. S. Olive & Co. L.L.C. are expected to be present at the Special Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.


                             SHAREHOLDER PROPOSALS

     Shareholder proposals for the annual meeting of CNB's shareholders to be held in April, 1996 must be received by CNB no later than November 24, 1995, and must meet the requirements established by the S.E.C. for shareholder proposals. Upon receipt of any such proposal CNB will determine whether or not to include such proposal in the Proxy Statement and proxies in accordance with the S.E.C.'s regulations governing the solicitation of proxies.


                           _________________________

                                                                       EXHIBIT A

================================================================================



                         AGREEMENT AND PLAN OF MERGER



                                 by and among


                               UF BANCORP, INC.
                            a Delaware corporation



                                      and


                             CNB BANCSHARES, INC.
                            an Indiana corporation



                                      and


                           CITIZENS BANCSHARES, INC.
                            an Indiana corporation



                            Dated December 12, 1994


================================================================================

                                       A

                               TABLE OF CONTENTS
                               _________________




                                                                            Page
                                                                            ----

ARTICLE ONE - TERMS OF THE MERGER AND CLOSING.............................   A-1

     Section 1.01.    The Merger..........................................   A-1
     Section 1.02.    Merging Corporation.................................   A-1
     Section 1.03.    Surviving Corporation...............................   A-1
     Section 1.04.    Effect of the Merger................................   A-1
     Section 1.05.    Conversion of Shares................................   A-1
     Section 1.06.    The Closing.........................................   A-2
     Section 1.07.    Exchange Procedures; Surrender of Certificates......   A-2
     Section 1.08.    Closing Date........................................   A-3
     Section 1.09.    Actions At Closing..................................   A-4

ARTICLE TWO - REPRESENTATIONS OF UFB......................................   A-5

     Section 2.01.    Organization and Capital Stock......................   A-5
     Section 2.02.    Authorization; No Defaults..........................   A-5
     Section 2.03.    Subsidiaries........................................   A-6
     Section 2.04.    Financial Information...............................   A-6
     Section 2.05.    Absence of Changes..................................   A-7
     Section 2.06.    Regulatory Enforcement Matters......................   A-7
     Section 2.07.    Tax Matters.........................................   A-7
     Section 2.08.    Litigation..........................................   A-7
     Section 2.09.    Employment Agreements...............................   A-8
     Section 2.10.    Reports.............................................   A-8
     Section 2.11.    Loan Portfolio......................................   A-8
     Section 2.12.    Investment Portfolio................................   A-8
     Section 2.13.    Employee Matters and ERISA..........................   A-9
     Section 2.14.    Title to Properties; Insurance......................  A-10
     Section 2.15.    Environmental Matters...............................  A-11
     Section 2.16.    Compliance with Law.................................  A-11
     Section 2.17.    Brokerage...........................................  A-11
     Section 2.18.    No Undisclosed Liabilities..........................  A-11
     Section 2.19.    Properties, Contracts and Other Agreements..........  A-12
     Section 2.20.    Interim Events......................................  A-12
     Section 2.21.    Non-Banking Activities..............................  A-13
     Section 2.22.    Statements True and Correct.........................  A-13

ARTICLE THREE - REPRESENTATIONS OF CNB AND CBI............................  A-13

     Section 3.01.    Organization and Capital Stock......................  A-13
     Section 3.02.    Authorization.......................................  A-14
     Section 3.03.    Subsidiaries........................................  A-14



     Section 3.04.    Financial Information...............................  A-14
     Section 3.05.    Absence of Changes..................................  A-15
     Section 3.06.    Litigation..........................................  A-15
     Section 3.07.    Reports.............................................  A-15
     Section 3.08.    Compliance With Law.................................  A-15
     Section 3.09.    Statements True and Correct.........................  A-15
     Section 3.10.    Regulatory Enforcement Matters......................  A-15
     Section 3.11.    Undisclosed Liabilities.............................  A-16

ARTICLE FOUR - AGREEMENTS OF UFB..........................................  A-16

     Section 4.01.    Business in Ordinary Course.........................  A-16
     Section 4.02.    Breaches............................................  A-19
     Section 4.03.    Submission to Shareholders..........................  A-19
     Section 4.04.    Consents to Contracts and Leases....................  A-19
     Section 4.05.    Conforming Accounting and Reserve Policies;
                      Restructuring Expenses..............................  A-19
     Section 4.06.    Consummation of Agreement...........................  A-20
     Section 4.07.    Environmental Reports...............................  A-20
     Section 4.08.    Restriction on Resales..............................  A-21
     Section 4.09.    Access to Information...............................  A-21
     Section 4.10.    Subsidiary Bank Merger, Branch Transfer and Branch
                      Closing Transactions................................  A-21
     Section 4.11.    Expense Report......................................  A-22

ARTICLE FIVE - AGREEMENTS OF CNB AND CBI..................................  A-22

     Section 5.01.    Regulatory Approvals and Registration Statement.....  A-22
     Section 5.02.    Breaches............................................  A-23
     Section 5.03.    Consummation of Agreement...........................  A-23
     Section 5.04.    Stock Options.......................................  A-23
     Section 5.05.    Directors and Officers' Liability Insurance
                      and Indemnification.................................  A-24
     Section 5.06.    Employee Benefits...................................  A-24
     Section 5.07.    Access to Information...............................  A-25
     Section 5.08.    Authorization of CNB Common.........................  A-26
     Section 5.09.    Tax-Free Reorganization.............................  A-26
     Section 5.10.    Restricted Shares...................................  A-26
     Section 5.11.    Accounting and Regulatory Matters...................  A-26
     Section 5.12.    Compliance with Antitrust and Other Laws............  A-26

ARTICLE SIX - CONDITIONS PRECEDENT TO THE MERGER..........................  A-27

     Section 6.01.    Conditions to CNB's and CBI's Obligations...........  A-27
     Section 6.02.    Conditions to UFB's Obligations.....................  A-28


ARTICLE SEVEN - TERMINATION OR ABANDONMENT................................  A-29

     Section 7.01.    Mutual Agreement....................................  A-29
     Section 7.02.    Breach of Agreements................................  A-29
     Section 7.03.    Environmental Reports...............................  A-30
     Section 7.04.    Failure of Conditions...............................  A-30
     Section 7.05.    Regulatory Approval Denial..........................  A-30
     Section 7.06.    Shareholder Approval Denial.........................  A-30
     Section 7.07.    Regulatory Enforcement Matters......................  A-30
     Section 7.08.    Fall-Apart Date.....................................  A-30
     Section 7.09.    Termination Fee.....................................  A-30
     Section 7.10.    Mortgage Operations Losses..........................  A-31

ARTICLE EIGHT - GENERAL...................................................  A-32

     Section 8.01.    Confidential Information............................  A-32
     Section 8.02.    Publicity...........................................  A-32
     Section 8.03.    Return of Documents.................................  A-32
     Section 8.04.    Notices.............................................  A-32
     Section 8.05.    Liabilities.........................................  A-33
     Section 8.06.    Nonsurvival of Representations, Warranties
                      and Agreements......................................  A-33
     Section 8.07.    Entire Agreement....................................  A-33
     Section 8.08.    Headings and Captions...............................  A-34
     Section 8.09.    Waiver, Amendment or Modification...................  A-34
     Section 8.10.    Rules of Construction...............................  A-34
     Section 8.11.    Counterparts........................................  A-34
     Section 8.12.    Successors and Assigns..............................  A-34
     Section 8.13.    Severability........................................  A-34
     Section 8.14.    Governing Law; Assignment...........................  A-34
     Section 8.15.    Certain Expense Reimbursement.......................  A-34

EXHIBIT 1.09(a) - UFB's Legal Opinion Matters
EXHIBIT 1.09(b) - CNB's Legal Opinion Matters
EXHIBIT 4.08 - Form of Affiliate's Letter

                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


    This is an AGREEMENT AND PLAN OF MERGER (this "Agreement") made December 12, 1994, by and among UF BANCORP, INC., a Delaware corporation ("UFB"), CNB BANCSHARES, INC., an Indiana corporation ("CNB"), and CITIZENS BANCSHARES, INC., an Indiana corporation and wholly-owned subsidiary of CNB ("CBI").

    In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows.


                                  ARTICLE ONE
                                  -----------

                        TERMS OF THE MERGER AND CLOSING
                        -------------------------------

    SECTION 1.01. THE MERGER. Pursuant to the terms and provisions of this Agreement and the Indiana Business Corporation Law (the "Indiana Corporate Law") and The Delaware General Corporation Law (the "Delaware Corporate Law"), UFB shall merge with and into CBI (the "Merger").

    SECTION 1.02. MERGING CORPORATION. UFB shall be the merging corporation under the Merger and its corporate identity and existence, separate and apart from CBI, shall cease on consummation of the Merger.

    SECTION 1.03. SURVIVING CORPORATION. CBI shall be the surviving corporation in the Merger. No changes in the articles of incorporation and bylaws of CBI shall be effected by the Merger.

    SECTION 1.04. EFFECT OF THE MERGER. The Merger shall have all of the effects provided by this Agreement, the Indiana Corporate Law and the Delaware Corporate Law.

    SECTION 1.05.  CONVERSION OF SHARES.

    (a) At the Effective Time (as defined in Section 1.08 hereof), each share of common stock, par value $0.01, of UFB (the "UFB Common") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 1.366 shares (the "Conversion Ratio") of common stock, stated value $1.00 per share, of CNB (the "CNB Common"); provided, however, that if the CNB Average Price (as defined below in this Section 1.05(a)) is less than $26.66, then the Conversion Ratio shall equal the product of (i) 1.366 and (ii) the quotient of $26.66 divided by the CNB Average Price; provided, further, however, that if the CNB Average Price is more than $36.06, then the Conversion Ratio shall equal the product of (i) 1.366 and (ii) the quotient of $36.06 divided by the CNB Average Price. The "CNB Average Price" shall equal the average of the per share closing prices of a share of CNB Common as reported on the Nasdaq Stock Market's National Market ("Nasdaq") during the twenty (20) business day period preceding the fifth (5th) calendar day preceding the Closing Date (as defined in Section 1.08 hereof). No fractional shares of CNB Common shall be issued and, in lieu thereof, holders of shares of UFB Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of UFB Common held by such holder) shall be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of CNB Common on Nasdaq on the fifth (5th) business day immediately preceding the date on which the Effective Time occurs.

    (b) At the Effective Time, all of the shares of UFB Common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of UFB Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the number of whole shares of CNB Common and any cash in lieu of a fractional share interest in CNB Common into which such holders' shares of UFB Common shall have been converted pursuant to the Conversion Ratio (the "Merger Consideration") upon the surrender of such Certificate or Certificates in accordance with
Section 1.07 hereof.

    (c) At the Effective Time, each share of UFB Common, if any, held in the treasury of UFB or by any direct or indirect subsidiary of UFB (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

    (d) At the Effective Time, each share of common stock, par value $1.00 per share, of CBI outstanding immediately prior to the Effective Time shall remain outstanding unaffected by the Merger.

    (e) If between the date hereof and the Effective Time a share of CNB Common shall be changed into a different number of shares of CNB Common or a different class of shares (a "Share Adjustment") by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of CNB Common or a different class of shares into which a share of UFB Common shall be converted pursuant to subsection (a) above shall be appropriately and proportionately adjusted so that each shareholder of UFB shall be entitled to receive such number of shares of CNB Common as such shareholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time of the Merger; provided, however, that because the parties took into account in determining the Conversion Ratio the one-for-ten stock dividend on CNB Common declared by CNB October 18, 1994, and payable on December 9, 1994, to holders of record on November 15, 1994, such stock dividend shall not be deemed a Share Adjustment for purposes of this subsection (e) and the Conversion Ratio shall not be adjusted as a result thereof.

    SECTION 1.06. THE CLOSING. The closing of the Merger (the "Closing") shall take place at the main offices of CNB at 10:00 A.M. Central Time on the Closing Date (as defined in Section 1.08).

    SECTION 1.07. EXCHANGE PROCEDURES; SURRENDER OF CERTIFICATES.

    (a) The Citizens National Bank of Evansville, Evansville, Indiana, shall act as Exchange Agent in the Merger (the "Exchange Agent"). At or prior to the Effective Time, CNB shall deposit, or shall cause to be deposited, with the Exchange Agent the Merger Consideration for the benefit of the holders of Certificates for exchange in accordance with this Section 1.07.

    (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as CNB may reasonably specify) (each such letter, the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor solely the Merger Consideration. No interest on the Merger Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer taxes or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

    (c) No dividends that are otherwise payable on shares of CNB Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of CNB Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of CNB Common shall be issued any dividends which shall have become payable with respect to such shares of CNB Common (without interest and less the amount of taxes, if any, which may have been imposed thereon as to which CNB has withholding obligations), between the Effective Time and the time of such surrender.

    (d) At any time following six (6) months after the Effective Time, CNB shall be entitled to terminate the Exchange Agent relationship, and thereafter holders of Certificates shall be entitled to look only to CNB (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration issuable upon surrender of their Certificates.

    (e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by CNB or the Exchange Agent, the posting by such person of a bond in such amount as CNB or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against CNB and/or the Exchange Agent with respect to such Certificate, CNB or Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

    SECTION 1.08. CLOSING DATE. At CNB's election, the Closing shall take place on (i) the last business day of, or (ii) the first business day of the month following, or (iii) the last business day of the earliest month which is the second month of a calendar quarter following, in each case, the month during which each of the conditions in Sections 6.01(d) and 6.02(d) hereof is satisfied or waived by the appropriate party or on such other date after such satisfaction or waiver as UFB and CNB may agree (the "Closing Date"). The Merger shall be effective upon the later of (a) the date of filing with the Secretary of State of the State of Indiana of Articles of Merger and (b) the date of filing with the Secretary of State of the State of Delaware of a Certificate of Merger (the "Effective Time"), which CNB and UFB shall use their best efforts to cause to occur on the Closing Date.

    SECTION 1.09.  ACTIONS AT CLOSING.

    (a) At the Closing, UFB shall deliver to CNB and CBI:

             (i) a certified copy of the Certificate of Incorporation and Bylaws of UFB and each of its subsidiaries;

             (ii) a Certificate signed by an appropriate officer of UFB stating that (A) each of the representations and warranties contained in Article Two is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Section 6.01(b) hereof have been satisfied or waived as provided therein;

             (iii) a certified copy of the resolutions of UFB's Board of Directors and shareholders, as required for valid approval of the execution of this Agreement, the Subsidiary Reorganization Agreements (as defined in Section 4.10 hereof) and the consummation of the Merger and the other transactions contemplated hereby and by the Subsidiary Reorganization Agreements;

             (iv) Certificate of the Secretary of State of the State of Delaware, dated a recent date, stating that UFB is in good standing; and

             (v) Articles of Merger and Certificate of Merger executed by UFB, reflecting the terms and provisions of this Agreement and in proper form for filing with the Secretaries of State of the States of Indiana and Delaware in order to cause the Merger to become effective pursuant to the Indiana Corporate Law and the Delaware Corporate Law; and

             (vi) a legal opinion from counsel for UFB, in form reasonably acceptable to CNB counsel, opining with respect to the matters listed on
    Exhibit 1.09(a) hereto.

    (b) At the Closing, CNB shall deliver to UFB:

             (i) a Certificate signed by an appropriate officer of CNB and CBI stating that (A) each of the representations and warranties contained in Article Three is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing and (B) all of the conditions set forth in Section 6.02(b) and 6.02(d) hereof (but excluding the approval of UFB's shareholders) have been satisfied;

             (ii) a certified copy of the resolutions of CNB's Board of Directors authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby;

             (iii) a certified copy of the resolutions of CBI's Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Merger and the transactions contemplated hereby; and

             (iv) a legal opinion from counsel for CNB, in form reasonable acceptable to UFB's counsel, opining with respect to the matters listed on
    Exhibit 1.09(b) hereto.

                                 ARTICLE TWO
                                 -----------

                             REPRESENTATIONS OF UFB
                             ----------------------

    UFB hereby makes the following representations and warranties:

    SECTION 2.01.  ORGANIZATION AND CAPITAL STOCK.

    (a) UFB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. UFB is a savings and loan holding company registered with the Office of Thrift Supervision under the Home Owners' Loan Act of 1933, as amended.

    (b) The authorized capital stock of UFB consists of (i) 4,000,000 shares of UFB Common, of which, as of the date hereof, 1,607,693 shares are issued and outstanding, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. All of the issued and outstanding shares of UFB Common are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of UFB Common has been issued in violation of any preemptive rights of the current or past shareholders of UFB. As of the date hereof, UFB had outstanding employee and director stock options representing the right to acquire not more than 171,996 shares of UFB Common pursuant to the UFB Stock Option Plan (as defined in Section 5.04 hereof). Section 2.01(b) of that certain confidential writing delivered by UFB to CNB and executed by UFB, CNB and CBI concurrently with the delivery and execution of this Agreement (the "Disclosure Schedule"), lists the name and number of options held by each holder of UFB Stock Options (as defined in Section 5.04 hereof).

    (c) Except as set forth in subsection 2.01(b) above, there are no shares of UFB Common or other capital stock or other equity securities of UFB outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of UFB Common or other capital stock of UFB or contracts, commitments, understandings or arrangements by which UFB is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

    (d) Except as disclosed in Section 2.01(d) of the Disclosure Schedule, each Certificate representing shares of UFB Common issued by UFB in replacement of any Certificate theretofore issued by it which was claimed by the record holder thereof to have been lost, stolen or destroyed was issued by UFB only upon receipt of an affidavit of lost stock certificate and indemnity agreement of such shareholder indemnifying UFB against any claim that may be made against it on account of the alleged loss, theft or destruction of any such Certificate or the issuance of such replacement Certificate.

    SECTION 2.02. AUTHORIZATION; NO DEFAULTS. UFB's Board of Directors has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by UFB of its obligations hereunder. Nothing in the certificate of incorporation or bylaws of UFB, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it or any of its subsidiaries are bound or subject which is material to UFB and its subsidiaries taken as a whole or to the Merger would prohibit or inhibit UFB from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by UFB and constitutes a legal, valid and binding obligation of UFB, enforceable against UFB in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally and by judicial discretion in applying principles of equity. UFB and its subsidiaries are neither in default under nor in violation of any provision of their articles of incorporation or charter, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement, except for defaults and violations which will not have a material adverse effect on the operations, business or financial condition of UFB and its subsidiaries taken as a whole.

    SECTION 2.03. SUBSIDIARIES. Each of UFB's direct and indirect subsidiaries (collectively, the "subsidiaries") the name and jurisdiction of incorporation of which is disclosed in Section 2.03 of the Disclosure Schedule, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted. The number of issued and outstanding shares of capital stock of each such subsidiary is set forth in
Section 2.03 of the Disclosure Schedule, all of which shares (except as may be otherwise there noted) are owned by UFB or UFB's subsidiaries, as the case may be, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever. There are no options, warrants or rights outstanding to acquire any capital stock of any of UFB's subsidiaries and no person or entity has any other right to purchase or acquire any unissued shares of stock of any of UFB's subsidiaries, nor does any such subsidiary have any obligation of any nature with respect to its unissued shares of stock. Except as may be disclosed in Section 2.03 of the Disclosure Schedule, neither UFB nor any of UFB's subsidiaries is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise.

    SECTION 2.04. FINANCIAL INFORMATION. The consolidated balance sheets of UFB and its subsidiaries as of June 30, 1993 and 1994 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the three (3) years ended June 30, 1994, together with the notes thereto, included in UFB's Form 10-K for the fiscal year ended June 30, 1994, as currently on file with the Securities and Exchange Commission (the "S.E.C."), and the unaudited consolidated balance sheets of UFB and its subsidiaries as of September 30, 1994, and the related unaudited consolidated income statements and statements of changes in shareholders' equity and cash flows for the three (3) months then ended included in UFB's Quarterly Reports on Form 10-Q for the quarter then ended, as currently on file with the S.E.C., and the year-end and quarterly Thrift Financial Reports of UFB's wholly-owned thrift subsidiary Union Federal Savings Bank ("Thrift") for 1993, March 31, 1994, June 30, 1994 and September 30, 1994, respectively, as currently on file with the Office of Thrift Supervision (the "O.T.S.") (together, the "UFB Financial Statements"), copies of which are included in Section 2.04 of the Disclosure Schedule, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required by Thrift's reports) and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of the respective entity and its respective consolidated subsidiaries as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

    SECTION 2.05. ABSENCE OF CHANGES. Except as set forth in Section 2.05 of the Disclosure Schedule, since June 30, 1994, there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of UFB and its subsidiaries taken as a whole other than
(i) changes in economic conditions generally affecting the thrift industry and
(ii) any diminution in the value of the securities portfolio or the loan portfolio of Thrift solely on account of changes in interest rates generally, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the UFB Financial Statements not misleading. Except as set forth in Section 2.05 of the Disclosure Schedule, since January 31, 1994, there has been no material adverse change in the financial condition, the results of operations or the business of Thrift other than (i) changes in economic conditions generally affecting the thrift industry and (ii) any diminution in the value of the securities portfolio or the loan portfolio of Thrift solely on account of changes in interest rates generally. Notwithstanding the foregoing, any changes for which UFB or its subsidiaries, including Thrift, make provisions or other adjustments solely pursuant to
Section 4.05 hereof shall not be deemed to be a material adverse change.

    SECTION 2.06. REGULATORY ENFORCEMENT MATTERS. Except as may be disclosed in Section 2.06 of the Disclosure Schedule, neither UFB nor any of its subsidiaries is subject to, or has received any notice or advice that it may become subject to, any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or thrifts or bank or thrift holding companies or engaged in the insurance of bank or thrift deposits or any other governmental agency having supervisory or regulatory authority with respect to UFB or any of its subsidiaries.

    SECTION 2.07. TAX MATTERS. Each of UFB and its subsidiaries has filed with the appropriate governmental agencies all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns and reports required to be filed by it. Except as set forth in Section 2.07 of the Disclosure Schedule, neither UFB nor its subsidiaries are (a) delinquent in the payment of any taxes shown on such returns or reports or on any assessments received by it for such taxes; (b) aware of any pending or threatened examination for income taxes for any year by the Internal Revenue Service or any state tax agency; (c) subject to any agreement extending the period for assessment or collection of any federal or state tax; or (d) a party to any action or proceeding with, nor has any claim been asserted against it by, any governmental authority for assessment or collection of taxes. None of the tax returns of UFB or its subsidiaries has been audited by the Internal Revenue Service or any state tax agency for any period since 1982. Neither UFB nor its subsidiaries are, to the knowledge of UFB, the subject of any threatened action or proceeding by any governmental authority for assessment or collection of taxes. The reserve for taxes in the audited financial statements of UFB for the year ended June 30, 1994, is adequate to cover all of the tax liabilities of UFB and its subsidiaries (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to June 30, 1994.

    SECTION 2.08. LITIGATION. Except as may be disclosed in Section 2.08(a) of the Disclosure Schedule and except for foreclosure and other collection proceedings commenced in the ordinary course of business by Thrift with respect to loans in default with respect to which no claims have been asserted against Thrift, there is no litigation, claim or other proceeding pending or, to the knowledge of UFB, threatened, against UFB or any of its subsidiaries, or of which the property of UFB or any of its subsidiaries is or would be subject. No litigation, claim or other proceeding disclosed in Section 2.08(a) of the Disclosure Schedule is material to UFB and its subsidiaries taken as a whole, except as may be otherwise disclosed in Section 2.08(b) of the Disclosure Schedule.

    SECTION 2.09.  EMPLOYMENT AGREEMENTS.  Except as may be disclosed in Section
2.09 of the Disclosure Schedule, neither UFB nor any of its subsidiaries is a party to or bound by any contract for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by UFB or such subsidiary on thirty (30) days written notice or less without the payment of any amount by reason of such termination. A true, accurate and complete copy of each such agreement which is in writing is included in Section 2.09 of the Disclosure Schedule.

    SECTION 2.10. REPORTS. Except as may be disclosed in Section 2.10 of the Disclosure Schedule, UFB and each of its subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, if any, that it was required to file with (i) the O.T.S., (ii) the Federal Deposit Insurance Corporation (the "F.D.I.C."), (iii) the S.E.C., (iv) any state securities authorities, (v) Nasdaq, and (vi) any other governmental authority with jurisdiction over UFB or any of its subsidiaries. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    SECTION 2.11. LOAN PORTFOLIO. Except as may be disclosed in Section 2.11 of the Disclosure Schedule, (i) all loans and discounts shown on the UFB Financial Statements or which were entered into after the date of the most recent balance sheet included in the UFB Financial Statements were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of UFB and its subsidiaries, in accordance in all material respects with sound lending practices, and are not subject to any material known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine and what they purport to be; and (iii) UFB and its subsidiaries have complied and will prior to the Closing Date comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan. All loans and loan commitments extended by Thrift and any extensions, renewals or continuations of such loans and loan commitments were made in accordance with customary lending standards of Thrift in the ordinary course of business. Such loans are evidenced by appropriate and sufficient documentation based upon customary and ordinary past practices of Thrift.

    SECTION 2.12. INVESTMENT PORTFOLIO. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by UFB or its subsidiaries, as reflected in the latest consolidated balance sheet of UFB included in the UFB Financial Statements, are carried in the aggregate at no more than cost adjusted for amortization of premiums and accretion of discounts in accordance with generally accepted accounting principles, specifically including but not limited to FAS 115.

    SECTION 2.13.  EMPLOYEE MATTERS AND ERISA.

    (a) Except as may be disclosed in Section 2.13(a) of the Disclosure Schedule, neither UFB nor any of its subsidiaries has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of UFB or any of its subsidiaries and to the knowledge of UFB there is no present effort nor existing proposal to attempt to unionize any group of employees of UFB or any of its subsidiaries.

    (b) Except as may be disclosed in Section 2.13(b) of the Disclosure Schedule, (i) UFB and its subsidiaries are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and neither UFB nor any of its subsidiaries is engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against UFB or any subsidiary pending or, to the knowledge of UFB, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of UFB, threatened against or directly affecting UFB or any subsidiary; and (iv) neither UFB nor any subsidiary has experienced any work stoppage or other such labor difficulty during the past five (5) years.

    (c) Except as may be disclosed in Section 2.13(c) of the Disclosure Schedule, neither UFB nor any subsidiary maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including (without limitation) any multiemployer plan (as defined in Section 3(37) of ERISA, or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees of UFB or any subsidiary (the "Employee Plans"). To the knowledge of UFB, no present or former employee of UFB or any subsidiary has been charged with breaching nor has breached a fiduciary duty under any of the Employee Plans. Except as may be disclosed in Section 2.13(c) of the Disclosure Schedule, neither UFB nor any of its subsidiaries participates in, nor has it in the past five (5) years participated in, nor has it any present or future obligation or liability under, any multiemployer plan. Except as may be disclosed in Section 2.13(c) of the Disclosure Schedule, neither UFB nor any subsidiary maintains, contributes to, or participates in, any plan that provides health, major medical, disability or life insurance benefits to former employees of UFB or any subsidiary. Section 2.13(c) of the Disclosure Schedule includes a true, accurate and complete copy of each written plan or program disclosed therein or a summary plan description if such plans or programs are not available to UFB and, with respect to each such plan or program to the extent available to UFB, all (i) amendments or supplements thereto, (ii) summary plan descriptions, (iii) descriptions of all current participants in such plans and programs and all participants with benefit entitlements under such plans and programs, (iv) contracts relating to plan documents, (v) actuarial valuations for any defined benefit plan, (vi) valuations for any plan as of the most recent date, (vii) determination letters from the Internal Revenue Service, (viii) the most recent annual report filed with the Internal Revenue Service, (ix) registration statements on Form S-8 and prospectuses, and (x) trust agreements.

    (d) All liabilities of the Employee Plans have been funded on the basis of consistent methods in accordance with sound actuarial assumptions and practices, and no Employee Plan, at the end of any plan year, or at June 30, 1994, had or has had an accumulated funding deficiency. No actuarial assumptions have been changed since the last written report of actuaries on such Employee Plans. All insurance premiums (including premiums to the Pension Benefit Guaranty Corporation) have been paid in full, subject only to normal retrospective adjustments in the ordinary course. Except as may be noted on the UFB Financial Statements, UFB and its subsidiaries have no contingent or actual liabilities under Title IV of ERISA as of June 30, 1994. No accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Internal Revenue Code of 1986, as amended (the "Code")) has been incurred with respect to any of the Employee Plans, whether or not waived, nor does UFB or any of its affiliates have any liability or potential liability as a result of the underfunding of, or termination of, or withdrawal from, any plan by UFB or by any person which may be aggregated with UFB for purposes of Section 412 of the Code. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any of the Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, or to the knowledge of UFB threatened or imminent with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which UFB or any of its subsidiaries would be liable after June 30, 1994, except as is reflected on the UFB Financial Statements. After June 30, 1994, UFB and its subsidiaries have no liability for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Employee Plan. All Employee Plans have been operated, administered and maintained in accordance with the terms thereof and in material compliance with the requirements of all applicable laws, including, without limitation, ERISA.

    SECTION 2.14. TITLE TO PROPERTIES; INSURANCE. Except as may be disclosed in Section 2.14 of the Disclosure Schedule, (i) UFB and its subsidiaries have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the UFB Financial Statements and easements, rights-of-way, and other restrictions which do not have a material adverse effect on UFB or its subsidiaries, taken as a whole, and further excepting in the case of Other Real Estate Owned ("O.R.E.O."), as such real estate is internally classified on the books of UFB or its subsidiaries, rights of redemption under applicable law) to all of their real properties; (ii) all leasehold interests for real property and any material personal property used by UFB and its subsidiaries in their businesses are held pursuant to lease agreements which are valid and enforceable in accordance with their terms; (iii) all such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of UFB, threatened with respect to such properties; and (iv) UFB and its subsidiaries have valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by UFB or its subsidiaries in their business, free and clear of any claim, defense or right of any other person or entity which is material to such property, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially adversely interfere with the use of such property. All material insurable properties owned or held by UFB and its subsidiaries are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with bank and thrift holding companies of similar size. Section 2.14 of the Disclosure Schedule sets forth, for each policy of insurance maintained by UFB and its subsidiaries, the amount and type of insurance, the name of the insurer and the amount of the annual premium.

    SECTION 2.15.  ENVIRONMENTAL MATTERS.

    (a) As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which UFB and its subsidiaries have done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

    (b) Except as may be disclosed in Section 2.15 of the Disclosure Schedule, neither the conduct nor operation of UFB or its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated Environmental Laws in any respect material to the business of UFB and its subsidiaries and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would constitute a violation material to the business of UFB and its subsidiaries of Environmental Laws or obligate (or potentially obligate) UFB or its subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would be material to UFB and its subsidiaries. Except as may be disclosed in Section 2.15 of the Disclosure Schedule, neither UFB nor any of its subsidiaries has received any notice from any person or entity that UFB or its subsidiaries or the operation or condition of any property ever owned, leased or operated by any of them are or were in violation of any Environmental Laws or that any of them are responsible (or potentially responsible) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

    SECTION 2.16. COMPLIANCE WITH LAW. UFB and its subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects and are in compliance in all material respects with all applicable laws and regulations.

    SECTION 2.17. BROKERAGE. Except as may be disclosed in Section 2.17 of the Disclosure Statement, there are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by UFB or its subsidiaries.

    SECTION 2.18. NO UNDISCLOSED LIABILITIES. UFB and its subsidiaries do not have any material liability, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against UFB or its subsidiaries giving rise to any such liability), except (i) for liabilities set forth in the UFB Financial Statements, (ii) for normal fluctuations in the amount of the liabilities referred to in clause (i) above occurring in the ordinary course of business of UFB and its subsidiaries since the date of the most recent balance sheet included in the UFB Financial Statements, which such fluctuations in the aggregate are not material to UFB and its subsidiaries taken as a whole, and (iii) as may be disclosed in Section 2.18 of the Disclosure Schedule.

    SECTION 2.19. PROPERTIES, CONTRACTS AND OTHER AGREEMENTS. Section 2.19 of the Disclosure Schedule lists or describes the following:

    (a) Each parcel of real property owned by UFB or its subsidiaries and the principal buildings and structures located thereon;

    (b) Each lease of real property to which UFB or its subsidiaries is a party, identifying the parties thereto, the annual rental payable, the term and expiration date thereof and a brief description of the property covered;

    (c) Each loan and credit agreement, conditional sales contract, indenture or other title retention agreement or security agreement relating to money borrowed by UFB or its subsidiaries other than Thrift;

    (d) Each guaranty by UFB or any of its subsidiaries of any obligation for the borrowing of money or otherwise (excluding any endorsements and guarantees in the ordinary course of business and letters of credit issued by Thrift in the ordinary course of its business) or any warranty or indemnification agreement;

    (e) Each agreement between UFB or any of its subsidiaries and any present or former officer, director or stockholder of UFB or any of its subsidiaries (except for deposit or loan agreements entered into in the ordinary course of Thrift's business);

    (f) Each lease or license with respect to personal property involving UFB or any of its subsidiaries, whether as lessee or lessor or licensee or licensor, with annual rental or other payments due thereunder in excess of $35,000;

    (g) The name and annual salary as of September 30, 1994, of each director or employee of UFB or its subsidiaries with annual compensation in excess of $30,000 and any employment agreement or arrangement with respect to each such person; and

    (h) Each agreement, loan, contract, lease, guaranty, letter of credit, line of credit or commitment of UFB or its subsidiaries not referred to elsewhere in this Section 2.19 which (i) involves payment by UFB or its subsidiaries (other than as disbursement of loan proceeds to customers) of more than $25,000 annually or in the aggregate unless, in the latter case, such is terminable within one (1) year without premium or penalty; (ii) involves payments based on profits of UFB or its subsidiaries; (iii) relates to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes; or (iv) were not made in the ordinary course of business.

Copies of each document, plan or contract listed and described in Section 2.19 of the Disclosure Schedule are appended to such Schedule and included in the Disclosure Schedule.

    SECTION 2.20. INTERIM EVENTS. Except as disclosed in Section 2.20 of the Disclosure Schedule, since June 30, 1994, neither UFB nor its subsidiaries has paid or declared any dividend or made any other distribution to shareholders or taken any action which if taken after the date of this Agreement would require the prior written consent of CNB pursuant to Section 4.01(b) hereof.

    SECTION 2.21. NON-BANKING ACTIVITIES. Except as disclosed in Section 2.21 of the Disclosure Schedule, neither UFB nor any of its subsidiaries engages in or controls, directly or indirectly, any business or activity which is not listed at 12 C.F.R. (S)225.25.

    SECTION 2.22. STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by UFB or its subsidiaries for inclusion in (i) the Registration Statement (as defined in Section 4.06 hereof), (ii) the Proxy Statement/Prospectus (as defined in Section 4.03 hereof) and (iii) any other documents to be filed with the S.E.C., Nasdaq or any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of UFB and at the time of the Shareholders' Meeting (as defined in Section 4.03 hereof), contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that UFB is responsible for filing with the S.E.C. or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.


                                 ARTICLE THREE
                                 -------------

                        REPRESENTATIONS OF CNB AND CBI
                        ------------------------------

    CNB and CBI hereby make the following representations and warranties:

    SECTION 3.01.  ORGANIZATION AND CAPITAL STOCK.

    (a) CNB is a corporation duly incorporated and validly existing under the laws of the State of Indiana with full corporate power and authority to carry on its business as it is now being conducted. CNB is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. CBI is a corporation duly incorporated and validly existing under the laws of the State of Indiana with full corporate power and authority to carry on its business as it is now being conducted.

    (b) The authorized capital stock of CNB consists of (i) fifty million (50,000,000) shares of CNB Common, of which, as of October 1, 1994, 12,254,729 shares were issued and outstanding, and (ii) two million (2,000,000) shares of preferred stock, of which none are issued and outstanding. All of the issued and outstanding shares of CNB Common are duly and validly issued and outstanding and are fully paid and non-assessable.

    (c) CBI has authorized capital of ten thousand (10,000) shares of common stock, par value one dollar ($1.00) per share (the "CBI Common"). As of the date hereof, one thousand (1,000) shares of CBI Common are issued and outstanding, fully paid and non-assessable and owned by CNB.

    (d) The shares of CNB Common that are to be issued to the stockholders of UFB pursuant to the Merger have been duly authorized and, when so issued in accordance with the terms of this

Agreement, will be validly issued and outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

    SECTION 3.02. AUTHORIZATION. The Board of Directors of CNB and the Board of Directors and sole shareholder of CBI have, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on their behalf by their respective duly authorized officers and the performance by such respective entity of their obligations hereunder. Nothing in the articles of incorporation or bylaws of CNB or CBI, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which either of them or any of their subsidiaries are bound or subject would prohibit or inhibit CNB or CBI from entering into and consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by CNB and CBI and constitutes a legal, valid and binding obligation of CNB and CBI, enforceable against CNB and CBI in accordance with its terms and no other corporate acts or proceedings are required to be taken by CNB or CBI (including any approvals by the shareholders of CNB or further approval of the shareholder of CBI) to authorize the execution, delivery and performance of this Agreement. Except for the requisite approvals of the Office of the Comptroller of the Currency (the "O.C.C.") and notice to be filed with the Office of Thrift Supervision (the "O.T.S."), no notice to, filing with, authorization by, or consent or approval of, any federal or state bank regulatory authority is necessary for the execution and delivery of this Agreement or consummation of the Merger by CNB or CBI.

    SECTION 3.03. SUBSIDIARIES. Each of CNB's significant subsidiaries (as such term is defined under S.E.C. regulations) and CBI is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted. All of the outstanding shares of Capital stock of each significant subsidiary of CNB and of CBI are owned by CNB, directly or indirectly, free and clear of any material liens, encumbrances, or security interests of third parties. All of the issued and outstanding shares of each significant subsidiary and of CBI are duly and validly issued and outstanding and fully paid and non-assessable.

    SECTION 3.04. FINANCIAL INFORMATION. The consolidated balance sheets of CNB and its subsidiaries as of December 31, 1992 and 1993 and related consolidated statements of income, changes in stockholders' equity and cash flows for the three (3) years ended December 31, 1993, together with the notes thereto, included in CNB's Form 10-K for the year ended December 31, 1993, as currently on file with the S.E.C., and the unaudited consolidated balance sheets of CNB and its subsidiaries as of March 31, 1994, June 30, 1994 and September 30, 1994 and the related unaudited consolidated income statements and statements of changes in shareholders' equity and cash flows for the three (3) months, six
(6) months and nine (9) months, respectively, then ended included in CNB's Quarterly Reports on Form 10-Q for the quarters then ended, as currently on file with the S.E.C. (together, the "CNB Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of CNB and its consolidated subsidiaries as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

    SECTION 3.05. ABSENCE OF CHANGES. Since December 31, 1993, there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of CNB and its subsidiaries taken as a whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the CNB Financial Statements not misleading.

    SECTION 3.06. LITIGATION. There is no litigation, claim or other proceeding pending or, to the knowledge of CNB, threatened, against CNB or any of its subsidiaries, or of which the property of CNB or any of its subsidiaries is or would be subject which would have a material adverse effect on the business of CNB and its subsidiaries taken as a whole.

    SECTION 3.07. REPORTS. CNB and each of its significant subsidiaries has filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the S.E.C., (ii) the Federal Reserve Board, (iii) the "O.C.C.", (iv) the F.D.I.C.,
(v) any applicable state securities or banking authorities having jurisdiction,
(vi) Nasdaq, and (vii) any other governmental authority with jurisdiction over CNB or any of its significant subsidiaries. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    SECTION 3.08. COMPLIANCE WITH LAW. CNB and its significant subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects and are in compliance in all material respects with all applicable laws and regulations.

    SECTION 3.09. STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by CNB or CBI for inclusion in (i) the Registration Statement, (ii) the Proxy Statement/Prospectus and (iii) any other documents to be filed with the S.E.C., Nasdaq or any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of UFB and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that CNB is responsible for filing with the S.E.C., Nasdaq or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and any rules and regulations thereunder.

    SECTION 3.10. REGULATORY ENFORCEMENT MATTERS. Neither CNB nor any of its subsidiaries is subject to, or has received any notice or advice that it may become subject to, any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank or thrift deposits or any other governmental agency having supervisory or regulatory authority with respect to CNB or any of its subsidiaries which is materially adverse to CNB and its subsidiaries taken as a whole.

    SECTION 3.11. UNDISCLOSED LIABILITIES. CNB and its subsidiaries have no material liability, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against CNB or any subsidiary giving rise to any such liability), except (i) for liabilities set forth in the CNB Financial Statements, and (ii) for liabilities of the same type and character as those set forth in the CNB Financial Statements which have been incurred in the ordinary course of business since the date of the most recent balance sheet included therein, and (iii) for any liabilities under or in connection with this Agreement or any other agreements pursuant to which CNB would acquire control of a bank holding company, bank, thrift or other institution (whether entered into before or after the date of this Agreement).


                                 ARTICLE FOUR
                                 ------------

                               AGREEMENTS OF UFB
                               -----------------

    SECTION 4.01.  BUSINESS IN ORDINARY COURSE.

    (a) UFB shall not declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, after the date of this Agreement, except that UFB may declare and pay its regular quarterly dividend on the UFB Common not to exceed $0.15 per share at approximately the same time during each quarter which it has historically declared and paid such dividend; provided, however, that UFB and CNB shall cooperate with each other to coordinate the record and payment dates of their respective dividends for the quarter in which the Effective Time occurs such that the UFB shareholders shall receive a quarterly dividend from either UFB or CNB but not from both with respect to such quarter.

    (b) UFB shall, and shall cause each of its subsidiaries to, continue to carry on after the date hereof its respective business and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, UFB and each of its subsidiaries will not, without the prior written consent of CNB (which shall not be unreasonably withheld):

             (i) issue any UFB Common or other capital stock or any options, warrants, or other rights to subscribe for or purchase UFB Common or any other capital stock or any securities convertible into or exchangeable for any capital stock of UFB or any of its subsidiaries (except for the issuance of UFB Common pursuant to the valid exercise of UFB Stock Options (as defined in Section 5.04 hereof) which are outstanding on the date of this Agreement); or

             (ii) directly or indirectly redeem, purchase or otherwise acquire any UFB Common or any other capital stock of UFB or its subsidiaries; or

             (iii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize; or

             (iv) change its certificate or articles of incorporation or association or charter, as the case may be, or bylaws; or

             (v) grant any increase, other than ordinary and normal increases consistent with past practices, in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law or as provided in Section 5.10 hereof, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, agreement, payment or arrangement made to, for or with any of such officers or employees (provided, however, that if the Merger is not closed before October 1, 1995, the Board of Directors of Thrift, in its sole discretion, may thereafter extend for one year any one or more of the Employment Agreements with each of Donald A. Rausch, Ennis R. Griffith, Terry G. Johnston, and Paul E. Wargel and the Special Termination Agreements with Steven E. Fowler and J. Ray Justice); or

             (vi) borrow or agree to borrow any amount of funds except Federal Home Loan Bank borrowings and other borrowings in the ordinary course of business (except that no such borrowings shall be for the purpose of funding the acquisition of investment securities, even if in the ordinary course of business), or directly or indirectly guarantee or agree to guarantee any obligations of others (for purposes of this subsection (vi), borrowing or agreeing to borrow funds for the purpose of purchasing investment securities shall not be deemed to be in the ordinary course of business); or

             (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts in excess of $350,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $350,000 (excluding for this purpose any accrued interest), without the prior written consent of CNB, acting through its Chief Credit Officer or such other designee as CNB may give notice of to UFB; or

             (viii) purchase or otherwise acquire any investment security for its own account having an average remaining life to maturity greater than five (5) years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation (and UFB shall consult and confer with CNB with respect to all securities transactions, even in situations where approval is not required hereunder); or

             (ix) increase or decrease the rate of interest paid by Thrift on any deposit product, including without limitation on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; provided, however, that, notwithstanding the foregoing, in no event shall UFB permit Thrift to pay a rate of interest on any deposit product which is more than the greater of (i) one-quarter of one percent (0.0025) above the average of the rates paid on comparable deposit products by the five (5) highest deposit interest paying banks or other thrifts located in the market in which such deposit product is offered by Thrift (or, if fewer than five (5) banks and other thrifts are located in such market, the average of the rates paid by all banks and other thrifts located in such market) or (ii) the rate paid by a subsidiary of CNB, if any, in the market in which such deposit product is offered by Thrift. Thrift shall determine and document its compliance with the provisions of this subsection (ix) each Tuesday or whenever Thrift otherwise changes the rates paid on its deposit products; or

             (x) enter into any agreement, contract or commitment out of the ordinary course of business or having a term in excess of three (3) months and involving an aggregate expenditure or commitment of more than $25,000 other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; or

             (xi) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

             (xii) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to UFB or its subsidiaries or any claims which UFB or its subsidiaries may possess or waive any material rights of substantial value; or

             (xiii) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property other than OREO or other properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness to UFB and its subsidiaries and other than loans held-for-sale sold in the ordinary course of Thrift's business; or

             (xiv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that UFB and its subsidiaries shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain any such waste materials or otherwise might be contaminated; or

             (xv) commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a material adverse effect on UFB's and its subsidiaries' business, financial condition, or earnings; or

             (xvi) violate any law, statute, rule, governmental regulation, or order, which violation might have a material adverse effect on UFB's and its subsidiaries' business, financial condition, or earnings; or

             (xvii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $50,000.

    (c) UFB and its subsidiaries shall not, without the prior written consent of CNB, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of UFB contained in Article Two hereof, if such representations and warranties were given as of the date of such transaction or action.

    (d) UFB shall promptly notify CNB in writing of the occurrence of any matter or event known to and directly involving UFB, which would not include any changes in conditions that affect the banking industry generally, that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of UFB and its subsidiaries taken as a whole.

    (e) UFB shall not, on or before the earlier of the Closing Date or the date of termination of this Agreement, solicit or encourage, or, subject to the fiduciary duties of its directors as advised by counsel and UFB's investment banker, hold discussions or negotiations with or provide any information to, any person in connection with, any proposal from any person for the acquisition of all or any substantial portion of the business, assets, shares of UFB Common or other securities of UFB and its subsidiaries. UFB shall promptly (which for this purpose shall mean within twenty-four hours) advise CNB of its receipt of any such proposal or inquiry concerning any possible such proposal, the substance of such proposal or inquiry, and the identity of such person.

    SECTION 4.02. BREACHES. UFB shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to CNB and use its best efforts to prevent or promptly remedy the same.

    SECTION 4.03. SUBMISSION TO SHAREHOLDERS. UFB shall cause to be duly called and held, on a date mutually selected by CNB and UFB, a special meeting of the shareholders of UFB (the "Shareholders' Meeting") for submission of (a) this Agreement, and (b) the Merger for approval of such shareholders as required by the Delaware Corporate Law. In connection with the Shareholders' Meeting,
(i) UFB shall cooperate and assist CNB in preparing and filing a Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") with the S.E.C. and UFB shall mail it to its shareholders, (ii) UFB shall furnish CNB all information concerning itself that CNB may reasonably request in connection with such Proxy Statement/Prospectus, and (iii) the Board of Directors of UFB shall (subject to compliance with its fiduciary duties as advised by counsel and to the receipt by UFB's Board of Directors of the fairness opinion required by Section 6.02(e) hereof) recommend to its shareholders the approval of this Agreement and the Merger, and use its best efforts to obtain such shareholder approvals.

    SECTION 4.04. CONSENTS TO CONTRACTS AND LEASES. UFB shall use its best efforts to obtain all necessary consents with respect to all interests of UFB and its subsidiaries in any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger, if any.

    SECTION 4.05. CONFORMING ACCOUNTING AND RESERVE POLICIES; RESTRUCTURING EXPENSES.

    (a) Notwithstanding that UFB believes that it and its subsidiaries have established all reserves and taken all provisions for possible loan losses required by generally accepted accounting principles and applicable laws, rules and regulations, UFB recognizes that CNB may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time, UFB and CNB shall consult and cooperate with each other with respect to conforming, as reasonably specified in a written notice from CNB to UFB, based upon such consultation and as hereinafter provided, the loan, accrual and reserve policies of UFB and its subsidiaries to those policies of CNB.

    (b) In addition, from and after the date of this Agreement to the Effective Time, UFB and CNB shall consult and cooperate with each other with respect to determining, as specified in a written notice from CNB to UFB, based upon such consultation and as hereinafter provided, appropriate and reasonable accruals, reserves and charges to establish and take in respect of excess equipment write-off or write-down of various assets, severance costs, litigation matters, additional provision for warranty expense, recapture of untaxed bad debt reserve and other appropriate and reasonable charges and accounting adjustments taking into account the parties' business plans following the Merger.

    (c) UFB and CNB shall consult and cooperate with each other with respect to determining, as specified in a written notice from CNB to UFB, based upon such consultation and as hereinafter provided, the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger.

    (d) At the request of CNB, UFB shall establish and take, on or before or as of December 31, 1994, such reserves and accruals as CNB shall reasonably request to conform UFB's loan, accrual and reserve policies to CNB's policies, shall establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets, additional provision for warranty expense, recapture of untaxed bad debt reserve and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger; provided, however, that UFB shall not be required to take any such action that is not consistent with generally accepted accounting principles.

    SECTION 4.06. CONSUMMATION OF AGREEMENT. UFB shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement, to effect the Merger and the other transactions contemplated hereby in accordance with the terms and provisions hereof and to facilitate and effectuate the transition and integration of the business and operations of UFB and its subsidiaries with the business and operations of CNB and its subsidiaries. By way of amplification, and not limitation, of the foregoing agreements of UFB, UFB shall cooperate with CNB as reasonably appropriate under the circumstances to facilitate and effectuate the conversion, as of the Effective Time, of its data processing system as requested by CNB. UFB shall furnish to CNB in a timely manner all information, data and documents in the possession of UFB requested by CNB as may be required to obtain any necessary regulatory or other approvals of the Merger or to file with the S.E.C. a registration statement on Form S-4 (the "Registration Statement") relating to the shares of CNB Common to be issued to the shareholders of UFB pursuant to the Merger and this Agreement and shall otherwise cooperate fully with CNB to carry out the purpose and intent of this Agreement.

    SECTION 4.07. ENVIRONMENTAL REPORTS. UFB shall provide to CNB, as soon as reasonably practical, but not later than forty-five (45) days after the date hereof, a report of a phase one environmental investigation on all real property owned, leased or operated by UFB or its subsidiaries as of the date hereof (but excluding space in retail and similar establishments leased by UFB for automatic teller machines or bank branch facilities where the space leased comprises less than 15% of the total space leased to all tenants of such property) and within ten (10) days after the acquisition or lease of any real property acquired or leased by UFB or its subsidiaries after the date hereof (but excluding space in retail and similar establishments leased by UFB for automatic teller machines or bank branch facilities where the space leased comprises less than 15% of the total space leased to all tenants of such property), except as otherwise provided in Section 4.01(b)(xiv) hereof. If required by the phase one investigation in CNB's reasonable opinion, UFB shall provide to CNB a report of a phase two investigation on properties requiring such additional study. CNB shall have fifteen (15) business days from the receipt of any such phase two investigation report to notify UFB of any dissatisfaction with the contents of such report. Should the cost of taking all remedial or other corrective actions and measures
(i) required by applicable law, or (ii) recommended or suggested by such report or reports or prudent in light of serious life, health or safety concerns, in the aggregate, exceed the sum of $250,000 as reasonably estimated by an environmental expert retained for such purpose by CNB and reasonably acceptable to UFB, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be such amount or less with any reasonable degree of certainty, then CNB shall have the right pursuant to Section 7.03 hereof, for a period of fifteen (15) business days following receipt of such estimate or indication that the cost of such actions and measures can not be so reasonably estimated, to terminate this Agreement, which shall be CNB's sole remedy in such event.

    SECTION 4.08. RESTRICTION ON RESALES. UFB shall obtain and deliver to CNB, at least thirty-one (31) days prior to the Closing Date, the signed agreement, in the form of Exhibit 4.08 hereto, of each person who may reasonably be deemed an "affiliate" of UFB within the meaning of such term as used in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), regarding (i) compliance with the provisions of such Rule 145, and (ii) compliance with the requirements of Accounting Principles Board Opinion No. 16 regarding the disposition of shares of UFB Common or CNB Common (or reduction of risk with respect thereto) until such time as financial results covering at least thirty
(30) days of post-Merger combined operations have been published.

    SECTION 4.09. ACCESS TO INFORMATION. UFB shall permit CNB reasonable access in a manner which will avoid undue disruption or interference with UFB's normal operations to its properties and shall disclose and make available to CNB all books, documents, papers and records relating to its assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files (but only to the extent that such review would not result in a material waiver of the attorney-client or attorney work product privileges under the rules of evidence), plans affecting employees, and any other business activities or prospects in which CNB may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. CNB will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.

    SECTION 4.10. SUBSIDIARY BANK MERGER, BRANCH TRANSFER AND BRANCH CLOSING TRANSACTIONS. Upon the request of CNB, UFB shall cause Thrift to enter into (i) a merger agreement (the "Evansville Merger Agreement") with The Citizens National Bank of Evansville ("Citizens Bank"), a wholly-owned subsidiary of CBI, providing for the merger (the "Evansville Bank Merger") of Thrift with and into Citizens Bank, and take all other actions and cooperate with CNB in causing the Evansville Bank Merger to be effected, including without limitation, causing Thrift to join Citizens Bank in the filing of all regulatory applications required to consummate the Evansville Bank Merger; (ii) a purchase and assumption agreement (the "Jasper P&A Agreement") with Citizens Bank of Jasper, a wholly-owned subsidiary of CNB located in Jasper, Indiana ("CNB-Jasper"), providing for the purchase and assumption (the "Jasper P&A") by CNB-Jasper of the branch office of Thrift located in Jasper, Indiana, and take all other actions and cooperate with CNB in causing the Jasper P&A to be effected, including without limitation, causing Thrift to join CNB-Jasper in the filing of all regulatory applications required to consummate the Jasper P&A; (iii) a purchase and assumption agreement (the "Illinois P&A Agreement") with a wholly-owned subsidiary of CNB located in Illinois ("CNB-Illinois"), providing for the purchase and assumption (the "Illinois P&A") by CNB-Illinois of the branch office of Thrift located in Mt. Carmel, Illinois, and take all other actions and cooperate with CNB in causing the Illinois P&A to be effected, including without limitation, causing Thrift to join CNB-Illinois in the filing of all regulatory applications required to consummate the Illinois P&A; and (iv) a purchase and assumption agreement (the "Kentucky P&A Agreement") with Citizens Bank of Kentucky, a wholly-owned subsidiary of CNB located in Kentucky ("CNB-Kentucky"), providing for the purchase and assumption (the "Kentucky P&A") by CNB-Kentucky of the branch office of Thrift located in Henderson, Kentucky, and take all other actions and cooperate with CNB in causing the Kentucky P&A to be effected, including without limitation, causing Thrift to join CNB-Kentucky in the filing of all regulatory applications required to consummate the Kentucky P&A. The Evansville Merger Agreement, the Jasper P&A Agreement, the Illinois P&A Agreement and the Kentucky P&A Agreement (collectively, the "Subsidiary Reorganization Agreements") shall provide, in addition to other terms agreeable to the parties, (a) for the consummation of the Jasper P&A, the Illinois P&A and the Kentucky P&A immediately prior to the consummation of the Evansville Bank Merger; and (b) that the obligations of the parties thereunder are conditioned on the concurrent consummation of the Merger pursuant to this Agreement. UFB shall cooperate with CNB in planning for and taking all actions necessary to effect the closing of any branch of Thrift which, at CNB's discretion, is to occur at or shortly after consummation of the Merger, including making any necessary regulatory filings and giving any required notices in connection with such branch closing.

    SECTION 4.11. EXPENSE REPORT. UFB shall submit to CNB, not later than fifteen (15) days after the end of each month, a monthly report (in a form and with such specificity as is reasonably satisfactory to CNB) detailing all expenditures resulting from the extraordinary, non-recurring costs associated with the transactions contemplated by this Agreement, including but not limited to legal and accounting fees, which have been incurred or otherwise accrued by UFB during the preceding month.


                                 ARTICLE FIVE
                                 ------------

                           AGREEMENTS OF CNB AND CBI
                           -------------------------

    SECTION 5.01. REGULATORY APPROVALS AND REGISTRATION STATEMENT. CNB shall file all regulatory applications required in order to consummate the Merger, the Evansville Bank Merger, the Jasper P&A, the Illinois P&A and the Kentucky P&A. CNB shall keep UFB reasonably informed as to the status of such applications and make available to UFB, upon reasonable request by UFB from time to time, copies of such applications and any supplementally filed materials. CNB shall file with the S.E.C. the Registration Statement relating to the shares of CNB Common to be issued to the shareholders of UFB pursuant to this Agreement, and shall use its best efforts to cause the Registration Statement to become effective.
At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the shareholders of UFB, at the time of the Shareholders' Meeting and at the Effective Time the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading. CNB shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis. CNB shall promptly and properly prepare and file (i) any application required to list on Nasdaq the shares of CNB Common to be issued pursuant to the Merger, and (ii) any filings required under the Securities Exchange Act of 1934 (the "Exchange Act") relating to the Merger and the transactions contemplated herein.

    SECTION 5.02. BREACHES. CNB shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to UFB and use its best efforts to prevent or promptly remedy the same.

    SECTION 5.03. CONSUMMATION OF AGREEMENT. CNB and CBI shall use their respective best efforts to perform and fulfill all conditions and obligations on their part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

    SECTION 5.04.  STOCK OPTIONS.

    (a) At the Effective Time, each outstanding option to purchase shares of UFB Common (a "UFB Stock Option") issued pursuant to the Stock Option and Incentive Plan of UFB (the "UFB Stock Option Plan") whether or not exercisable or vested, shall be assumed by CNB as hereinafter provided. Each UFB Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such UFB Stock Option, the same number of full shares of CNB Common as the holder of such UFB Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share equal to (y) the aggregate exercise price for UFB Common otherwise purchasable pursuant to such UFB Stock Option divided by (z) the number of full shares of CNB Common deemed purchasable pursuant to such UFB Stock Option. In no event shall CNB be required to issue fractional shares of CNB Common.

    (b) As soon as practicable after the Effective Time, CNB shall deliver to each holder of UFB Stock Options appropriate notices setting forth such holders' rights pursuant to the UFB Stock Option Plan, and the agreements evidencing the grants of such UFB Stock Options shall continue in effect on the same terms and conditions (subject to the conversion required by this Section 5.04 after giving effect to the Merger and the assumption by CNB as set forth above). To the extent necessary to effectuate the provisions of this Section 5.04, CNB may deliver new or amended agreements reflecting the terms of each UFB Stock Option assumed by CNB and amend the UFB Stock Option Plan to reflect the terms hereof.

    (c) As soon as practicable after the Effective Time, CNB shall file with the S.E.C. a registration statement on an appropriate form with respect to the shares of CNB Common subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such options remain outstanding.

    SECTION 5.05.  DIRECTORS AND OFFICERS' LIABILITY INSURANCE AND
INDEMNIFICATION.

    (a) Following the Effective Time, CNB will provide the directors and officers of UFB and its subsidiaries with the same directors' and officers' liability insurance coverage that CNB provides to directors and officers of its other banking subsidiaries generally. CNB shall use its best efforts (which shall not be deemed to require, however, the payment of any special premium or other charge or expense) to obtain an endorsement to its directors' and officers' liability insurance policy to cover acts and omissions of the directors and officers of UFB and its subsidiaries occurring or failing to occur prior to the Closing Date; provided, however, that if CNB is unable to obtain such endorsement, then UFB may purchase tail coverage under its existing director's and officer's liability insurance on such terms and provisions as UFB deems appropriate provided the premium therefor shall not exceed $25,000.

    (b) For six (6) years after the Effective Time, CNB shall cause the Surviving Corporation (the survivor of the Merger of UFB and CBI following the Effective Time, the "Surviving Corporation") to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of UFB and its subsidiaries (each, an "Indemnified Party") against all losses, expenses (including attorneys' fees), claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under the Delaware Corporate Law and by UFB's Articles of Incorporation as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any action or suit.

    (c) If after the Effective Time the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume any remaining obligations set forth in this Section 5.05. If the Surviving Corporation shall liquidate, dissolve or otherwise wind up its business, then CNB shall indemnify, defend and hold harmless each Indemnified Party to the same extent and on the same terms that the Surviving Corporation was so obligated pursuant to this Section 5.05.

    SECTION 5.06. EMPLOYEE BENEFITS. (a) Generally. CNB shall, with respect to each person who remains an employee of UFB or its subsidiaries following the Closing Date (each a "Continued Employee"), provide the benefits described in this Section 5.06. Subject to the right of subsequent amendment or termination in CNB's discretion (assuming any such amendment applies to CNB employees generally), each Continued Employee shall be entitled, as a new employee of a subsidiary of CNB, to participate in such employee benefit plans, as defined in
Section 3(3) of ERISA, or any non-qualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans, or other employee benefit or fringe benefit programs of CNB or its subsidiaries on substantially the same terms and conditions offered to similarly situated employees of CNB or its subsidiaries (the "CNB Plans"), if such Continued Employee shall be eligible for participation therein and otherwise shall not be participating in a similar plan maintained by UFB after the Effective Time. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this Section 5.06 is not intended to give Continued Employees any rights or privileges superior to those of other employees of CNB subsidiaries. CNB may terminate or modify all Employee Plans except insofar as benefits thereunder shall have vested on the Closing Date and cannot be modified and CNB's obligation under this

Section 5.06 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, CNB shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any CNB Plans in which Continued Employees may participate, credit each Continued Employee with his or her term of service with UFB and its subsidiaries.

    (b) Consulting Agreement. Upon Mr. Rausch's retirement in February 1996, CNB shall enter into a consulting agreement, reviewable annually, with Donald A. Rausch on mutually agreeable terms providing for annual consulting fees of $40,000.

    (c) Supplemental Executive Retirement Plan. As a result of the Merger, at the Effective Time CBI shall assume all obligations, duties and liabilities of UFB under the Supplemental Executive Retirement Plan established by UFB for the benefit of Donald A. Rausch on March 19, 1991, as amended effective January 1, 1994.

    (d) Directors. Following the Effective Time, CNB agrees to cause the directors of UFB who are under age 70 to be elected to the Board of Citizens Bank or the board of another CNB bank subsidiary, if more appropriate and agreed to by CNB and such director.

    (e) ESOP. The UF Bancorp, Inc. Employee Stock Ownership Plan and related Trust Agreement (the "ESOP") shall be terminated on or after the Effective Time. All participants with an account balance under the ESOP shall become fully vested in such accounts as of the date of such termination. Participants' benefits under the ESOP shall be distributed, in connection with the ESOP termination, in a single lump sum or by direct rollover to the Citizens Incentive Savings Plan or an individual retirement account.

    (f) Directors Deferred Compensation Plan. The deferral of directors' fees under the Directors Deferred Compensation Master Agreement dated August 1, 1993, and Joinder Agreements signed pursuant thereto will cease as of or after the Effective Time. Any director fees held in accounts under such plan shall continue to be held under the plan and accrue interest as provided in such plan. Citizens Bank, as a result of the Merger, shall assume all obligations, duties and liabilities of Thrift under such Plan.

    (g) Employment Agreements. As a result of the Merger, at the Effective Time, Citizens Bank shall assume, and CBI shall guarantee such assumption of, all duties, liabilities and obligations of Thrift which may exist at that time under the Employment Agreements between Thrift and each of Donald A. Rausch, Ennis R. Griffith, Terry G. Johnston and Paul E. Wargel, and the Special Termination Agreements between Thrift and each of Steven E. Fowler and J. Ray Justice.

    SECTION 5.07. ACCESS TO INFORMATION. CNB shall permit UFB reasonable access in a manner which will avoid undue disruption or interference with CNB's normal operations to its properties and shall disclose and make available to UFB all books, documents, papers and records relating to its assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files (but only to the extent that such review would not result in a material waiver of the attorney-client or attorney work product privileges under the rules of evidence), plans affecting employees, and any other business activities or prospects in which UFB may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. UFB will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.

    SECTION 5.08. AUTHORIZATION OF CNB COMMON. The Board of Directors of CNB shall, prior to the Effective Time, authorize the issuance of the required number of shares of CNB Common to be issued pursuant to this Agreement, shall cause such shares to be issued in the Merger to be approved for inclusion on the Nasdaq, subject to official notice of issuance, and take all other necessary corporate action to consummate the Merger contemplated hereby.

    SECTION 5.09. TAX-FREE REORGANIZATION. CNB and CBI shall take no actions following the Effective Time which would cause the Merger to lose its status as a reorganization described in (S)368(a)(2)(D) of the Code. To that end, CBI or its subsidiaries will continue at least one historic business line of Thrift, or use at least a significant portion of Thrift's historic business assets in a business, in each case within the meaning of Treas. Reg. (S)1.368-1(d).

    SECTION 5.10. RESTRICTED SHARES. Thrift's Recognition and Retention Plan and Trust (the "Plan"), which holds 22,242 shares of UFB Common as of the date hereof, shall be assumed by Citizens Bank and CNB at the Effective Time and shares of CNB Common, determined by applying the Conversion Ratio to the UFB Common held in the Plan at the Effective Time, shall be substituted for shares of UFB Common held in the Plan at the Effective Time, subject to the same transfer restrictions and other terms and conditions to which such share awards were subject at the Effective Time.

    SECTION 5.11. ACCOUNTING AND REGULATORY MATTERS. Neither CNB nor any of CNB's significant subsidiaries has taken or will intentionally take any action that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling of interests accounting treatment or (ii) prevent or delay the receipt of any regulatory approval referred to in the Agreement.

    SECTION 5.12. COMPLIANCE WITH ANTITRUST AND OTHER LAWS. Each of CNB, CBI and UFB shall use its best efforts to resolve such objections, if any, which may be asserted with respect to the Merger by any federal or state governmental agency or body (collectively, the "Governmental Entities"), including, without limitation, objections under any antitrust or banking laws. Each of CNB and CBI shall use its reasonable best efforts to take such actions to resolve any such objections as may be reasonably required by any such Governmental Entities and prudent in light of the anticipated benefits to CNB of the transaction contemplated hereby. Reasonable best efforts shall include, but not be limited to, the willingness of CNB and CBI to agree and commit to the divestiture of assets or deposits of Citizens Bank unless the magnitude of such divestiture is determined by the Board of Directors of CNB, in its sole discretion (but after consultation with the Board of Directors of UFB and their respective legal and financial advisors), to materially adversely impact the anticipated financial condition or results of operations of the surviving corporation in the Merger (on a consolidated basis) or the anticipated benefits to CNB of the transaction contemplated hereby after the Effective Time. If CNB or CBI shall determine that it is necessary or advisable in order to resolve or minimize objections that may be asserted with respect to the Merger by a Governmental Entity or otherwise, that CNB or CBI shall not acquire (directly or indirectly) from UFB certain assets or deposit liabilities of Thrift, then CNB or CBI shall so notify UFB and shall identify those assets and deposit liabilities, if any, which CNB or CBI proposes that it should not acquire, and Thrift shall take appropriate steps to divest such assets or deposit liabilities, provided that the obligation of Thrift to consummate any such divestiture shall be subject to the condition that the Merger be simultaneously consummated. In the event a suit is threatened or instituted challenging the Merger as violative of the antitrust laws, CNB, CBI and UFB shall use their best efforts, to the extent not inconsistent with the provisions of this Section 5.12, to resist the filing of or resolve any such suit. Notwithstanding anything contained in this Agreement, the representations and warranties of CNB, CBI and UFB in this Agreement shall not be deemed to be untrue or breached, CNB, CBI and UFB shall not be deemed to have failed to perform any covenant or obligation contained in this Agreement, and no condition to CNB's, CBI's or UFB's obligation to effect the Merger shall be deemed not to have been satisfied, solely on account of or as a result of any divestitures or any other acts taken pursuant to this Section 5.12.


                                  ARTICLE SIX
                                  -----------

                      CONDITIONS PRECEDENT TO THE MERGER
                      ----------------------------------

    SECTION 6.01. CONDITIONS TO CNB'S AND CBI'S OBLIGATIONS. CNB and CBI's obligations to effect the Merger shall be subject to the satisfaction (or waiver by CNB) prior to or on the Closing Date of the following conditions:

    (a) The representations and warranties made by UFB in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

    (b) UFB shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement;

    (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

    (d) All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Merger, the Evansville Bank Merger, the Jasper P&A, the Illinois P&A and the Kentucky P&A shall have been obtained and all waiting periods required by law shall have expired;

    (e) CNB shall have received all documents required to be received from UFB on or prior to the Closing Date, all in form and substance reasonably satisfactory to CNB;

    (f) CNB shall have received an opinion letter, dated as of the Closing Date, from Geo. S. Olive & Co. LLC, its independent public accountants, to the effect that the Merger will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement;

    (g) The Registration Statement shall be effective under the Securities Act, all required state securities approvals or exemptions shall have been obtained, and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the S.E.C. or any state securities agency;

    (h) CNB shall have received a ruling of the Internal Revenue Service or an opinion of its counsel, Lewis, Rice & Fingersh, to the effect that if the Merger is consummated in accordance with the terms set forth in this Agreement (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of UFB Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of CNB Common received by the shareholders of UFB will be the same as the basis of shares of UFB Common exchanged therefor; and (iv) the holding period of the shares of CNB Common received by such shareholders will include the holding period of the shares of UFB Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time;

    (i) CNB shall have received the environmental reports required by Section
4.07 hereof, and shall not have elected, pursuant thereto and pursuant to
Section 7.03 hereof, to terminate and cancel this Agreement;

    (j) The Closing Book Value of UFB shall not be less than the consolidated shareholders' equity accounts of UFB as of October 31, 1994. As used in the preceding sentence, the term "Closing Book Value" shall mean the amount of the consolidated shareholders' equity accounts of UFB, as of the end of the month immediately preceding the Closing Date, determined in accordance with generally accepted accounting principles consistently applied with the year ended June 30, 1994, less (i) the amount of any increase in the consolidated shareholders' equity accounts of UFB resulting from or attributable to the sale of securities held on and sold after the date of this Agreement or any transactions or accounting adjustments not in the ordinary course of business effected or completed after the date of this Agreement, plus (ii) any reduction of consolidated shareholders' equity theretofore recorded solely as a result of accruals, reserves or charges taken by UFB at the written request of CNB pursuant to Section 4.05 hereof, plus (iii) any reduction of consolidated shareholders' equity theretofore recorded solely as a result of Net Unrealized Gain/Loss on Securities Available for Sale pursuant to FAS 115; and

    (k) The total deposits of Thrift (excluding, for this purpose, the aggregate amount of certificates of deposit of $99,000 or more in excess of $20 million), as of the end of the month immediately preceding the Effective Time, shall not be less than $345 million (less the deposits of any branches of Thrift disposed of by Thrift at the request of CNB pursuant to Section 5.12 hereof).

    SECTION 6.02. CONDITIONS TO UFB'S OBLIGATIONS. UFB's obligation to effect the Merger shall be subject to the satisfaction (or waiver by UFB) prior to or on the Closing Date of the following conditions:

    (a) The representations and warranties made by CNB and CBI in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

    (b) CNB and CBI shall have performed and complied in all material respects with all of their obligations and agreements hereunder required to be performed prior to the Closing Date under this Agreement;

    (c) No Injunction preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other governmental agency or person preventing the consummation of the Merger be in effect, nor shall any proceeding by any bank regulatory authority or other governmental authority or person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

    (d) All necessary regulatory approvals, consents, authorizations and other approvals, including the requisite approval of this Agreement and the Merger by the shareholders of UFB, required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired;

    (e) The fairness opinion of UFB's investment banker, Kemper Securities, Inc., originally rendered and delivered to UFB at the meeting of the Board of Directors of UFB at which this Agreement was approved by such Board of Directors, to the effect that the transaction contemplated hereby is fair to the UFB shareholders from a financial point of view, shall have been reaffirmed by such investment banker on or before the date of the mailing of the Prospectus/Proxy Statement;

    (f) UFB shall have received all documents required to be received from CNB on or prior to the Closing Date, all in form and substance reasonably satisfactory to UFB;

    (g) The Registration Statement shall be effective under the Securities Act, all required state securities approvals or exemptions shall have been obtained, and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the S.E.C. or any state securities agency; and

    (h) UFB shall have received the ruling of the Internal Revenue Service or the opinion of counsel contemplated by Section 6.01(h) hereof.


                                 ARTICLE SEVEN
                                 -------------

                          TERMINATION OR ABANDONMENT
                          --------------------------

    SECTION 7.01. MUTUAL AGREEMENT. This Agreement may be terminated by the mutual written agreement of CNB and UFB at any time prior to the Closing Date, regardless of whether approval of this Agreement and the Merger by the shareholders of UFB shall have been previously obtained.

    SECTION 7.02. BREACH OF AGREEMENTS. In the event that there is a material breach in any of the representations and warranties or agreements of CNB or UFB, which breach is not cured within thirty (30) days after notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party, regardless of whether approval of this Agreement and the Merger by the shareholders of UFB shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

    SECTION 7.03. ENVIRONMENTAL REPORTS. CNB may terminate this Agreement to the extent provided by Section 4.07 hereof and this Section 7.03 by giving written notice thereof to UFB.

    SECTION 7.04. FAILURE OF CONDITIONS. In the event any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.02 hereof has lapsed, then such party may, regardless of whether approval of this Agreement and the Merger by the shareholders of UFB shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

    SECTION 7.05. REGULATORY APPROVAL DENIAL. If any regulatory application filed pursuant to Section 5.01 hereof should be finally denied or disapproved by the respective regulatory authority, then this Agreement thereupon shall be deemed terminated and canceled, except as otherwise contemplated by Section 5.12 hereof. A request for additional information or undertaking by CNB, as a condition for approval, shall not be deemed to be a denial or disapproval.

    SECTION 7.06. SHAREHOLDER APPROVAL DENIAL. If this Agreement and the Merger is not approved by the requisite vote of the shareholders of UFB at the Shareholders' Meeting, then either party may terminate this Agreement.

    SECTION 7.07. REGULATORY ENFORCEMENT MATTERS. In the event that UFB or any of its subsidiaries shall become a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or thrifts or bank or thrift holding companies after the date of this Agreement which is materially adverse to UFB and its subsidiaries taken as a whole, then CNB may terminate this Agreement.

    SECTION 7.08. FALL-APART DATE. If the Closing Date does not occur on or prior to the first anniversary of the date of this Agreement, then this Agreement may be terminated by either party by giving written notice thereof to the other.

    SECTION 7.09. TERMINATION FEE. Upon the occurrence of one or more of the following events (a "Triggering Event"), UFB shall pay to CNB the sum of $2,000,000:

    (a) upon termination of this Agreement by CNB pursuant to Section 7.02 hereof (including, without limitation, upon the entering into of an agreement between UFB and any third party which is inconsistent with the transactions contemplated by this Agreement), provided that within twenty-four (24) months of the date of such termination, an event described in clause (c) or (d) below shall have occurred;

    (b) the failure of UFB's stockholders to approve the Merger and this Agreement at the Shareholders' Meeting, provided that within twelve (12) months of the date of such Shareholders' Meeting, an event described in clause (c) or
(d) shall have occurred;

    (c) any person or group of persons (other than CNB) shall acquire, or have the right to acquire, 50% or more of the UFB Common, exclusive of shares of UFB Common sold directly or indirectly to such person or group of persons by CNB;

    (d) upon the entry by UFB into an agreement or other understanding with a person or group of persons (other than CNB and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with UFB or to purchase all or substantially all of UFB's assets.

As used in this Section 7.09, "person" and "group of persons" shall have the meanings conferred thereon by Section 13(d) of the Exchange Act. UFB shall notify CNB promptly in writing upon its becoming aware of the occurrence of any Triggering Event.

    SECTION 7.10. MORTGAGE OPERATIONS LOSSES. CNB may terminate this Agreement by giving written notice thereof to UFB if, after the date of this Agreement, there shall be made or there shall otherwise arise or be incurred one or more Mortgage Operations Losses (as defined below in this Section 7.10) the reasonable estimated loss amount of which exceed, in the aggregate, $1,335,167.23. As used in this Section 7.10, the term "Mortgage Operations Losses" shall mean any claim, demand or notice asserted or threatened at any time against UFB or any of its subsidiaries or any loss or charge realized or which should be realized by UFB or any of its subsidiaries which arises from, is connected with or pertains to (i) the business or operations of Union Security Mortgage, Inc. ("USM") (including, without limitation, matters related to the origination and/or sale of loans by USM), (ii) the Stock Sale Agreement (as such term is defined in Section 2.05 of the Disclosure Schedule), (iii) any guarantee by UFB or Thrift of any obligation or liability of USM, (iv) loan charges, provisions or losses of Union Financial Corp. ("UFC"), or (v) any guarantee by UFB or Thrift of any obligation or liability of UFC, for which, in any such case listed in (i) through (v) above, there is no Meritorious Defense (as such term is defined below in this Section 7.10). As used in this Section 7.10, the term "Meritorious Defense" shall mean any defense to a claim, demand or cause of action which UFB and its counsel, Barnes & Thornburg, reasonably believe and independent counsel retained by CNB for such purpose and reasonably acceptable to UFB determines, based upon such counsel's independent investigation of facts, is substantially more likely than not to prevail in defeating such claim, demand or cause of action. It is understood that the claims listed in Section 2.05 of the Disclosure Schedule or on Exhibit 2.05(2) constitute Mortgage Operations Losses for purposes of this Section 7.10 with estimated loss amounts as there set forth (as such estimate may be adjusted from time to time after the execution hereof as facts and circumstances may warrant). To facilitate the provisions and intent of this Section 7.10, at the request of CNB, UFB shall contact any of USM, The Knight Corporation or any investor in or purchaser or holder of loans originated and/or sold by USM or UFC to inquire of such person's knowledge of the existence of any Mortgage Operations Loss (or the existence of facts or circumstances that reasonably could be expected to lead to a Mortgage Operations Loss), UFB shall permit a representative of CNB to participate in all such contacts and communications, and UFB shall provide to CNB promptly upon receipt after the date hereof by UFB or any of its subsidiaries a copy of any correspondence or other written communication and a summary of any oral communications pertaining to any Mortgage Operations Claims or any facts or circumstances that reasonably could be expected to lead to a Mortgage Operations Claim.

                                 ARTICLE EIGHT
                                 -------------

                                    GENERAL
                                    -------

    SECTION 8.01. CONFIDENTIAL INFORMATION. The parties acknowledge the confidential and proprietary nature of the "Information" (as herein described) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating the transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

    SECTION 8.02. PUBLICITY. CNB and UFB shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other public disclosure without the prior consent of the other party, unless it reasonably believes such is required by law upon the advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which such latter event the parties shall give reasonable notice, and to the extent practicable, consult with each other regarding such responsive public disclosure.

    SECTION 8.03. RETURN OF DOCUMENTS. Upon termination of this Agreement without the Merger becoming effective, each party shall deliver to the other originals and all copies of all Information made available to such party and will not retain any copies, extracts or other reproductions in whole or in part of such Information.

    SECTION 8.04. NOTICES. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

    (a)  if to CNB:

              CNB Bancshares, Inc.
              20 N.W. Third Street
              Evansville, Indiana  47739
              Attention:  H. Lee Cooper, III
              Facsimile 812/464-3496
         with a copy to:

              Lewis, Rice & Fingersh
              500 North Broadway, Suite 2000
              St. Louis, Missouri  63102
              Attention:  Thomas C. Erb
              Facsimile:  314/241-6056

and

    (b)  if to UFB:

              UF Bancorp, Inc.
              501 Main Street
              Evansville, Indiana  47708
              Attention:  Donald A. Rausch
              Facsimile: 812/435-2413

         with copies to:

              Barnes & Thornburg
              1313 Merchants Bank Bldg.
              11 S. Meridian Street
              Indianapolis, Indiana  46204
              Attention: Claudia V. Swhier
              Facsimile: 317/231-7433

or to such other address as any party may from time to time designate by notice to the others.

    SECTION 8.05. LIABILITIES. Except as provided in Section 7.09 hereof, in the event that this Agreement is terminated pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that, notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 7.02 hereof on account of a willful breach of any of the representations and warranties set forth herein or any breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party.

    SECTION 8.06. NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. Except for and as provided in this Section 8.06, no representation, warranty or agreement contained in this Agreement shall survive the Effective Time or the earlier termination of this Agreement. The agreements set forth in Sections 5.04, 5.05 and 5.06 hereof shall survive the Effective Time and the agreements set forth in Sections 7.09, 8.01, 8.02, 8.03 and 8.05 hereof shall survive the Effective Time or the earlier termination of this Agreement.

    SECTION 8.07. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings, agreements in principle or other agreements between the parties relating to the subject matter hereof.

    SECTION 8.08. HEADINGS AND CAPTIONS. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

    SECTION 8.09. WAIVER, AMENDMENT OR MODIFICATION. The conditions of this Agreement which may be waived may only be waived by notice to the other party waiving such condition. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may be amended or modified by the parties hereto, at any time before or after approval of the Agreement by the shareholders of UFB; provided, however, that after any such approval no such amendment or modification shall reduce the amount or change the form of the Merger Consideration contemplated by this Agreement to be received by shareholders of UFB. This Agreement not be amended or modified except by a written document duly executed by the parties hereto.

    SECTION 8.10. RULES OF CONSTRUCTION. Unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (iii) "or" is not exclusive; and (iv) words in the singular may include the plural and in the plural include the singular.

    SECTION 8.11. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

    SECTION 8.12. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There shall be no third party beneficiaries hereof, except for and to the extent of persons with a demonstrable interest in the provisions of Sections 5.04 and 5.05 hereof.

    SECTION 8.13. SEVERABILITY. In the event that any provisions of this Agreement or any portion thereof shall be finally determined to be unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision, and any portion of a provision, that is not invalidated by such determination, shall remain in full force and effect. To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the State whose laws are deemed to cover enforceability. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.

    SECTION 8.14. GOVERNING LAW; ASSIGNMENT. This Agreement shall be governed by the laws of the State of Indiana, except to the extent that the Delaware Corporate Law must govern the Merger procedures, and applicable federal laws and regulations. This Agreement may not be assigned by either of the parties hereto.

    SECTION 8.15. CERTAIN EXPENSE REIMBURSEMENT. If the Merger is not consummated for any reason other than (i) on account of a termination of this Agreement pursuant to Section 7.02 hereof on account of a breach by UFB, (ii) the failure of UFB's shareholders to approve this Agreement and the Merger,
(iii) the inability to obtain the pooling opinion contemplated by Section 6.01(f) hereof due to the actions of UFB, its affiliates or shareholders, or
(iv) on account of a termination of this Agreement pursuant to Section 7.07 hereof, then CNB shall reimburse UFB for (a) all of its out-of-pocket expenses incurred in obtaining the phase one environmental investigations pursuant to Section 4.07 hereof, and (b) fifty percent (50%) of its out-of-pocket expenses incurred in obtaining any phase two environmental investigation pursuant to Section 4.07 which does not recommend or suggest as being appropriate the taking of any remedial or corrective actions.

    IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.


                        UF BANCORP, INC.



                        By /s/ Donald A. Rausch
                           ---------------------------------------------------
                               Donald A. Rausch
                               Chairman, President and Chief Executive Officer



                        CNB BANCSHARES, INC.



                        By /s/ H. Lee Cooper, III
                           ---------------------------------------------------
                               H. Lee Cooper, III
                               Chairman and Chief Executive Officer



                        CITIZENS BANCSHARES, INC.



                        By /s/ H. Lee Cooper, III
                           ---------------------------------------------------
                               H. Lee Cooper, III
                               Chairman and Chief Executive Officer

                                                                 EXHIBIT 1.09(a)
                                                                 ---------------


                          UFB'S LEGAL OPINION MATTERS


    1. The due incorporation, valid existence and good standing of UFB under the laws of the State of Delaware, its power and authority to own and operate its properties and to carry on its business as now conducted, and its power and authority to enter into the Agreement, to merge with CBI in accordance with the terms of the Agreement and to consummate the transactions contemplated by the Agreement.

    2. The due incorporation or organization, valid existence and good standing of each of the other subsidiaries of UFB and any subsidiary of any such subsidiary listed in Section 2.03 of the Disclosure Schedule, their power and authority to own and operate their properties, the possession of all licenses, permits and authorizations necessary to carry on their respective businesses as now conducted.

    3. With respect to UFB, to the best knowledge of such counsel, (i) the number of authorized, issued and outstanding shares of capital stock of UFB on the Closing Date, (ii) the nonexistence of any violation of the preemptive or subscription rights of any person, (iii) the number of outstanding UFB Stock Options, warrants, or other rights to acquire, or securities convertible into, any equity security of UFB, (iv) the nonexistence of any obligation, contingent or otherwise, to reacquire any shares of capital stock of UFB, and (v) the nonexistence of any outstanding stock appreciation, phantom stock or similar rights, except as disclosed in the Agreement.

    4. With respect to UFB's subsidiaries, to the best knowledge of such counsel, (i) the number of authorized, issued and outstanding shares of capital stock on the Closing Date and the ownership of all issued shares by UFB, (ii) the nonexistence of any violation of the preemptive or subscription rights of any person, (iii) the nonexistence of any outstanding options, warrants, or other rights to acquire, or securities convertible into, any equity securities of such subsidiary, (iv) the nonexistence of any obligation, contingent or otherwise, to reacquire any shares of capital stock of such subsidiary, and (v) the nonexistence of any outstanding stock appreciation, phantom stock or similar rights.

    5. The due and proper performance of all corporate acts and other proceedings necessary or required to be taken by UFB to authorize the execution, delivery and performance of the Agreement, the due execution and delivery of the Agreement by UFB, and the Agreement as a valid and binding obligation of UFB, enforceable against UFB in accordance with its terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

    6. The execution of the Agreement by UFB, and the consummation of the Merger and the other transactions contemplated therein, does not violate or cause a default under UFB's certificate of incorporation or bylaws, or any statute, regulation or rule or, to the best knowledge of such counsel, any judgment, order or decree against or any material agreement binding upon UFB or its subsidiaries.

                                A-Ex. 1.09(a)-1

    7. To the best knowledge of such counsel, the receipt of all required consents, approvals (including the requisite approval of the shareholders of UFB), orders or authorizations of, or registrations, declaration or filings with or notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by UFB or its subsidiaries in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated therein.

    8. To the best knowledge of such counsel, the nonexistence of any material actions, suits, proceedings, orders, investigations or claims pending or threatened against or affecting UFB or its subsidiaries which, if adversely determined, would have a material adverse effect upon their respective properties or assets or the transactions contemplated by the Agreement.

                                A-Ex. 1.09(a)-2

                                                                 EXHIBIT 1.09(b)
                                                                 ---------------


                          CNB'S LEGAL OPINION MATTERS


    1. The due incorporation and valid existence of CNB and CBI under the laws of the State of Indiana, and their respective power and authority to enter into the Agreement and to consummate the transactions contemplated thereby.

    2. The due and proper performance of all corporate acts and other proceedings required to be taken by each of CNB and CBI to authorize the execution, delivery and performance of the Agreement, their due execution and delivery of the Agreement, and the Agreement as a valid and binding obligation of CNB and CBI enforceable against CNB and CBI in accordance with its terms (subject to the provisions of bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

    3. The due authorization and, when issued to the shareholders of UFB in accordance with the terms of the Agreement, the valid issuance of the shares of CNB Common to be issued pursuant to the Merger, such shares being fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

    4. The execution and delivery of the Agreement by CNB and the consummation of the transactions contemplated therein, as neither conflicting with, in breach of or in default under, resulting in the acceleration of, creating in any party the right to accelerate, terminate, modify or cancel, or violate, any provision of CNB's articles of incorporation or bylaws, or any statute, regulation, rule, or, to the best knowledge of such counsel, judgment, order or decree binding upon CNB which would be materially adverse to the business of CNB and its subsidiaries taken as a whole.

    5. To the best knowledge of such counsel, the receipt of all required consents, approvals, orders or authorizations of, or registrations, declarations or filings with or without notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by or with respect to CNB or CBI in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated by the Agreement.

                                A-Ex. 1.09(b)-1

                                                                    EXHIBIT 4.08
                                                                    ------------

                           ___________________, 199__


CNB Bancshares, Inc.
20 N.W. Third Street
Evansville, Indiana  47739

Attention:  Mr. David L. Knapp

    Re: Agreement and Plan of Merger, dated December 12, 1994 (the "Merger Agreement"), by and among UF Bancorp, Inc. ("UFB"), CNB Bancshares, Inc. ("CNB") and Citizens Bancshares, Inc. ("CBI")

Gentlemen:

    I have been advised that I may be deemed to be an affiliate of UFB, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") promulgated under the Securities Act of 1933, as amended (the "Securities Act").

    Pursuant to the terms and conditions of the Merger Agreement, each share of common stock of UFB owned by me as of the effective time of the merger contemplated by the Merger Agreement (the "Merger") may be converted into the right to receive shares of common stock of CNB and cash in lieu of any fractional share. As used in this letter, the shares of common stock of UFB owned by me as of _________________________ (the date 30 days prior to the anticipated effective time of the Merger) are referred to as the "Pre-Merger Shares" and the shares of common stock of CNB which may be received by me in the Merger in exchange for my Pre-Merger Shares are referred to as the "Post-Merger Shares." This letter is delivered to CNB pursuant to Section 4.08 of the Merger Agreement.

    A.   I represent and warrant to CNB and agree that:

         1. I shall not make any sale, transfer or other disposition of the Post-Merger Shares I receive pursuant to the Merger in violation of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

         2. I understand that the issuance of the Post-Merger Shares to me pursuant to the Merger will be registered with the Commission under the Securities Act. I also understand that because I may be deemed an "affiliate" of UFB and because any distributions by me of the Post-Merger Shares will not be registered under the Securities Act, such Post-Merger Shares must be held by me unless (i) the sale, transfer or other distribution has been registered under the Securities Act, (ii) the sale, transfer or other distribution of such Post-Merger Shares is made in accordance with the provisions of Rule 145, or (iii) in the opinion of counsel acceptable to CNB some other exemption from registration under the Securities Act is available with respect to any such proposed distribution, sale, transfer or other disposition of such Post-Merger Shares.

                                 A-Ex. 4.08-1

CNB Bancshares, Inc.
____________________, 199_
Page 2


         3. In no event will I sell the Pre-Merger Shares or the Post-Merger Shares, as the case may be, or otherwise transfer or reduce my risk relative to the Pre-Merger Shares or Post-Merger Shares, as the case may be, during the period beginning 30 days prior to the date on which the Merger is consummated and ending on the date that CNB has published financial results covering at least 30 days of the combined operations of CNB and UFB.

    B.   I understand and agree that:

         1. Stop transfer instructions will be issued with respect to the Post-Merger Shares and there will be placed on the certificates representing such Post-Merger Shares, or any certificate delivered in substitution therefor, a legend stating in substance:

        "The shares represented by this Certificate have been issued to an affiliate of a party to a transaction with CNB Bancshares, Inc. pursuant to the provisions of Rule 145 under the Securities Act of 1933. A stop transfer order with respect to this Certificate has been issued to the Transfer Agent. The shares represented hereby will be transferred on the books of CNB Bancshares, Inc. only upon delivery to the Transfer Agent of evidence, reasonably satisfactory to CNB Bancshares, Inc., that such transfer complies in all material respects with the provisions of the Securities Act of 1933 and the rules and regulations thereunder."

         2. Unless the transfer by me of Post-Merger Shares is a sale made in compliance with the provisions of Rule 145(d) or made pursuant to an effective registration statement under the Securities Act, CNB reserves the right to place the following legend on the Certificates issued to my transferee:

        "The shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933, as amended, applied. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended, and may not be sold, pledged or otherwise transferred unless the shares have been registered under the Securities Act of 1933, as amended, or an exemption from registration is available."

    I understand and agree that the legends set forth in paragraphs 1 and 2 above shall be removed by delivery of substitute Certificates without any legend if I deliver to CNB a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance satisfactory to CNB, to the effect that no such legend is required for the purpose of the Securities Act.

                                 A-Ex. 4.08-2

CNB Bancshares, Inc.
____________________, 199_
Page 3


    I have carefully read this letter and the Merger Agreement and understand the requirements of each and the limitations imposed upon the distribution, sale, transfer or other disposition of Pre-Merger Shares or Post-Merger Shares by me.

                                        Very truly yours,

                                 A-Ex. 4.08-3

                         AMENDMENT TO MERGER AGREEMENT
                         -----------------------------


    This AMENDMENT TO MERGER AGREEMENT (this "Amendment") made this 9th day of June, 1995, by and among UF BANCORP, INC., a Delaware corporation ("UFB"), CNB BANCSHARES, INC., an Indiana corporation ("CNB"), and CITIZENS BANCSHARES, INC., an Indiana corporation and wholly-owned subsidiary of CNB ("CBI").

                                    RECITALS
                                    --------

    A. UFB, CNB and CBI are parties to a certain Agreement and Plan of Merger dated December 12, 1994 (the "Agreement"). The Agreement generally provides for CNB's acquisition of UFB by means of the merger of UFB with and into CBI.

    B.   The parties hereto desire to amend the Agreement as provided herein.

    C. All terms used in this Amendment with initial capital letters that are not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

    In consideration of the premises and the mutual terms and provisions set forth in this Amendment and the Agreement, the parties agree as follows.


                                   AMENDMENT
                                   ---------

    SECTION 1.  AMENDMENTS.

         (a) Section 4.12. The following is hereby added as new Section 4.12 of the Agreement:

    "Section 4.12.  Transition and Integration of Loan and Deposit Products.
    UFB shall, upon the request of CNB, take all actions necessary to facilitate and effectuate the transition and integration of Thrift's loan and deposit products with those of CNB-Jasper (with respect to Thrift's office located in Jasper, Indiana), CNB-Illinois (with respect to Thrift's office located in Mt. Carmel, Illinois), CNB-Kentucky (with respect to Thrift's offices located in Henderson, Kentucky) and Citizens Bank (with respect to all other offices of Thrift) effective as of the anticipated Closing Date. By way of amplification, and not limitation, of the foregoing agreements of UFB, UFB shall cause Thrift to (i) notify in writing each of its customers, by means of a notice mutually satisfactory in terms of form and content to each of UFB and CNB, to be mailed in advance of the Closing Date as required by law, of (a) the new deposit fee schedule for deposit products offered by Thrift to be effective as of the anticipated Closing Date, (b) the product mix to be offered by subsidiaries of CNB following the Merger, (c) the change from ledger balance to collected balance for Thrift's "Check Plus", "Super Check Plus", "Charter Checking", "60+ to 50+ Advantage", "Money Market Deposit Account" products, effective as of the anticipated Closing Date, (d) the change in terms on "Money Market Plus" and "Market Growth" products to match CNB's High Yield MMDA terms, effective as of the anticipated Closing Date, and (e) the change from daily compounding to simple interest for Thrift's "Check

    Plus" and "Statement Savings" products effective as of the anticipated Closing Date; (ii) on or before the anticipated Closing Date, discontinue issuing passbooks and, as of such date, consolidate passbook deposit products with statement savings deposit products and produce savings statements on or before the anticipated Closing Date for all passbook accounts; so as to be effective by the anticipated Closing Date, provide mutually satisfactory customer notification and change the interest rates offered on the discontinued passbook products to the CNB rate in effect at each bank location; (iii) on or before the anticipated Closing Date, issue certificates in lieu of passbooks for all certificate of deposit products;
    (iv) discontinue offering the following CD products: weekly variable IRA, 18 month fixed rate IRA, 36 month fixed rate IRA, 60 month fixed rate IRA, 7 day notice CD, 42 month wildcard, 96 month IRA CD on or before the anticipated Closing Date; and (v) discontinue the issuance of mortgage loan passbooks and start using coupon books on all residential mortgage loans closed by Thrift on or before the anticipated Closing Date.

         (b) Section 6.01(k). Subsection (k) of Section 6.01 of the Agreement is hereby deleted in its entirety.

         (c) The representations and warranties of UFB set forth in Sections 2.04, 2.05, 2.10, and 2.22 (except with respect to the Registration Statement, the Proxy Statement/Prospectus and other documents filed with NASDAQ or any banking or other regulatory authority in connection with the transactions contemplated by the Agreement) of the Agreement shall not be deemed to be untrue or breached and UFB shall not be deemed to have failed to perform any covenant or obligation contained in the Agreement solely on account of (i) acts taken by UFB pursuant to Section 4.12 of the Agreement, or (ii) any restatement by UFB of prior period financial statements to provide for earlier recognition of the charges and reserves taken or established in the quarter ended December 31, 1994.

    SECTION 2. CONTINUED FORCE AND EFFECT. Except as expressly amended or modified hereby, each of the terms, provisions, covenants, representations and warranties contained in the Agreement and the Schedules thereto shall remain in full force and effect.

    SECTION 3. MULTIPLE COUNTERPARTS. This Amendment may be executed in multiple counterparts, each of which shall constitute an original and all of which taken together shall constitute but one and the same document.

    IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.


                           UF BANCORP, INC.


                           By /s/ Donald A. Rausch
                              --------------------------------------------------
                                 Donald A. Rausch
                                 Chairman, President and Chief Executive Officer

                                CNB BANCSHARES, INC.


                                By /s/ H. Lee Cooper, III
                                   ------------------------------------------
                                       H. Lee Cooper, III
                                       Chairman and Chief Executive Officer


                                CITIZENS BANCSHARES, INC.


                                By /s/ H. Lee Cooper, III
                                   ------------------------------------------
                                       H. Lee Cooper, III
                                       Chairman and Chief Executive Officer

                                                                       EXHIBIT B


                                 June 30, 1995

Board of Directors
UF Bancorp, Inc.
501 Main Street
Evansville, Indiana 47708

Members of the Board:

    We understand that UF Bancorp, Inc., a Delaware corporation ("UF Bancorp"), and CNB Bancshares, Inc. ("CNB") have entered into an Agreement and Plan of Merger dated December 12, 1994, as amended June 9, 1995 (the "Agreement"), pursuant to which UF Bancorp will be merged into Citizens Bancshares, Inc. ("CBI"), an Indiana Corporation, and a wholly owned subsidiary of CNB, and CBI will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the Agreement, each of the outstanding shares of UF Bancorp common stock, par value $0.01 per share (the "UF Bancorp Shares"), will be exchanged for 1.366 shares (the "Conversion Ratio") of CNB common stock, stated value $1.00 per share (the "CNB Shares"); provided, however, that: (i) if the average closing price of CNB Shares (as defined in the Agreement, the "CNB Average Price") exceeds $36.06, then the Conversion Ratio shall be reduced to an amount equal to the product of 1.366 and the quotient of $36.06 divided by the CNB Average Price, and (ii) if the CNB Average Price is less than $26.66, then the Conversion Ratio shall be increased to an amount equal to the product of 1.366 and the quotient of $26.66 divided by the CNB Average Price.

    You have requested our opinion as to whether the Conversion Ratio in the Merger is fair, from a financial point of view, to the holders of the UF Bancorp Shares, as of the date hereof.

    Kemper Securities, Inc. ("Kemper Securities"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with merger and acquisition transactions, public offerings, private placements, recapitalizations, and other purposes. Kemper Securities publishes Equity Roundup, a monthly review of the economy and securities markets, selected industries, and selected individual stocks. Our research analysts publish regular reports on individual banks, thrifts, and their holding companies, as well as other financial institutions. Our firm makes principal markets in 149 financial institution stocks, including banks, thrifts, and their holding companies, and we have managed public offerings for banks, thrifts, and their holding companies, as well as other financial institutions. With particular regard to our qualifications for rendering an opinion as to the fairness, from a financial point of view, to holders of the UF Bancorp Shares of the Conversion Ratio in the Merger, Kemper Securities has rendered fairness opinions for many other significant capital transactions involving financial institutions.

    For the purposes of this fairness opinion, we believe we are independent of UF Bancorp and CNB. Other than our service to UF Bancorp in connection with the Merger and fairness opinion given hereby, we have provided no other professional services to UF Bancorp or CNB.

Board of Directors
UF Bancorp, Inc.
June 30, 1995
Page 2


    In arriving at our opinion, we have, among other things: (i) reviewed CNB's and UF Bancorp's joint Prospectus/Proxy Statement dated June 30, 1995; (ii) reviewed the Agreement; (iii) reviewed UF Bancorp's financial statements and certain internal management reports and certain publicly available financial and other data with respect to UF Bancorp and CNB including financial statements for recent years and interim periods to date and certain other relevant financial and operating data relating to CNB made available to us from published sources;
(iv) discussed UF Bancorp's history, operations, service areas, asset/liability structure and quality, financial condition and performance, and prospects, among other factors, with members of UF Bancorp's management; (v) compared UF Bancorp and CNB from a financial point of view with certain other companies in the financial services industry which we deemed relevant; (vi) reviewed the reported price and trading activity for the UF Bancorp Shares and the CNB Shares; (vii) reviewed the financial terms of certain recent business combinations in the thrift industry specifically; (viii) reviewed certain pro forma data for CNB giving effect to the Merger and other of CNB's pending acquisitions; (ix) discussed the Merger and the Agreement with UF Bancorp's counsel; (x) reviewed the results of our efforts as UF Bancorp's financial advisor to solicit, evaluate, and negotiate acquisition proposals; and (xi) performed such other studies and analyses as we considered appropriate. We have also taken into account general economic, market, and financial conditions as well as our experience in other transactions, our knowledge of the thrift and commercial banking industries, and our experience in securities valuation.

    In rendering this opinion, we have relied without independent verification upon the accuracy and completeness of the foregoing financial and other information. We have also assumed that there has been no material change in UF Bancorp's or CNB's assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to us for UF Bancorp or CNB, respectively. In addition, we have not made an independent evaluation, appraisal, or physical inspection of the assets or individual properties of UF Bancorp or CNB, nor have we been furnished with such appraisals. Further, our opinion is based on economic, monetary, and market conditions existing as of the date hereof.

    We hereby consent to the inclusion of this opinion as an exhibit to a proxy, information, registration, or other such statement. Further, we consent to the use of our firm's name and references to this opinion in such information, proxy, registration, or other such statement, with such uses and references being subject to our prior approval.

    Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion as of the date hereof that the Conversion Ratio in the Merger is fair, from a financial point of view, to holders of the UF Bancorp Shares.

                                      Sincerely,

                                      /s/ Kemper Securities, Inc.

                                      KEMPER SECURITIES, INC.

                                                                       EXHIBIT C

================================================================================
                                  FORM 10-K/A


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549


(Mark One)

 [X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 1994

                                      or

 [_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _____________

Commission File Number: 0-19523


                               UF BANCORP, INC.
            (Exact name of registrant as specified in its charter)

                     DELAWARE                       35-1833698
          (State or other Jurisdiction           (I.R.S. Employer
        of Incorporation or Organization)       Identification No.)

501 Main Street, P.O. Box 3125, Evansville, Indiana    47731
     (Address of Principal Executive Offices)        (Zip Code)

Registrant's telephone number including area code:
                                (812) 425-7111

Securities Registered Pursuant to Section 12(b) of the Act:

                                     NONE

Securities Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.01 per share
                               (Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES [ X ] NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K ((S)229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

The aggregate market value of the issuer's voting stock held by non-affiliates, as of September 15, 1994, was $39,745,000.

The number of shares of the Registrants Common Stock, par value $.01 per share, outstanding as of September 15, 1994, was 1,593,693 shares.

                      DOCUMENTS INCORPORATED BY REFERENCE

        Portions of the Annual Report to Shareholders for the year ended
June 30, 1994, are incorporated into Part II. Portions of the Proxy Statement for the 1994 Annual Meeting of Shareholders are incorporated into Part I and
Part III.

                           Exhibit Index on Page ___
                              Page 1 of ___ Pages
================================================================================

                               UF BANCORP, INC.
                                  FORM 10-K
                                    INDEX

                                                                                                Page
                                                                                                ----
PART I
        Item 1.     Business.................................................................     1
        Item 2.     Properties...............................................................    35
        Item 3.     Legal Proceedings........................................................    36
        Item 4.     Submission of Matters to a Vote of Security Holders......................    37
        Item 4.5    Executive Officers of the Registrant.....................................    37
PART II
        Item 5.     Market for Registrant's Common Equity and Related Stockholder Matters....    38
        Item 6.     Selected Consolidated Financial Data.....................................    39
        Item 7.     Management's Discussion and Analysis of Financial Condition and
                    Results of Operation.....................................................    40
        Item 8.     Financial Statements and Supplementary Data..............................    52
        Item 9.     Changes in and Disagreements with Accountants on Accounting and
                    Financial Disclosure.....................................................    80
PART III
        Item 10.    Directors and Executive Officers of the Registrant
        Item 11.    Executive Compensation...................................................    80
        Item 12.    Security Ownership of Certain Beneficial Owners and Management...........    80
        Item 13.    Certain Relationships and Related Transactions...........................    80
        Item 14.    Exhibits, Financial Statement Schedules, and Reports on Form 8-K.........    80
EXHIBIT INDEX................................................................................    81
SIGNATURES...................................................................................    83

                                    PART I
Item 1.  Business.

General

        UF Bancorp, Inc. (the "Holding Company") is a Delaware corporation organized in July of 1991 for the purpose of acquiring all of the outstanding shares of Union Federal Savings Bank, a federal savings bank (the "Bank") in its conversion from mutual to stock form (the "Conversion"). The Holding Company generally is authorized to engage in any activity that is permitted by the Delaware General Corporation Law.

        The assets of the Holding Company consist of the stock of the Bank and investment securities purchased with the portion of the net proceeds from the Conversion retained at the Holding Company level. The activities of the Holding Company are funded by such investment securities and the income thereon and dividends from the Bank. In the future, activities of the Holding Company may also be funded through additional dividends from the Bank, sales of additional stock, borrowings and income generated by other activities of the Holding Company. At this time, there are no plans regarding such other activities.

        The principal business of the Bank consists of attracting retail deposits from the general public and investing those funds primarily in loans secured by first mortgages on owner-occupied, one- to four-family residences and in mortgage-backed securities. The Bank also originates consumer and, to a much lesser extent, commercial business loans and commercial real estate (including multi-family residential) loans. Until June 1, 1993, the Bank conducted mortgage banking operations through a wholly-owned subsidiary named Union Security Mortgage, Inc. ("USM"). In January 1993, the Bank formed a new mortgage banking subsidiary based in Virginia named Union Financial Corp. ("UFC"). Unless otherwise indicated, discussions regarding the operations of the Bank in this Form 10-K exclude the mortgage banking operations of USM and UFC.

        The Bank's revenues are derived principally from interest on mortgage loans and mortgage-backed securities, interest and dividends on investment securities, loan origination and servicing fee income, income from checking account service charges, and commissions on annuity sales.

        The executive offices of the Bank are located in Evansville, Indiana. Through its network of 16 offices, the Bank currently serves eight counties in southern Indiana, western Kentucky and the Mt. Carmel area in southern Illinois. This market area includes the communities of Columbus, Evansville, Ft. Branch, Jasper, Mt. Vernon, Newburgh, Princeton and Shelbyville in Indiana, Henderson in Kentucky, and Mt. Carmel in Illinois.

Lending Activities

        General. Historically, the Bank has originated fixed-rate mortgage loans. Since 1982, however, the Bank has emphasized the holding of adjustable rate mortgage ("ARM") loans and loans with shorter terms to maturity than traditional 30-year, fixed-rate loans. Management's strategy has been to increase the percentage of assets in its portfolio with more frequent repricing or shorter maturities, and in some cases higher yields, than fixed-rate mortgage loans. In response to customer demand, however, the Bank continues to originate fixed-rate mortgages. The Bank underwrites these mortgage loans under guidelines allowing them to be saleable in the secondary market through the Federal Home Loan Mortgage Corporation (the "FHLMC").

        The Bank's primary focus in lending activities is on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. The Bank also originates consumer and, to a much lesser extent, commercial business loans and commercial real estate (including multi-family residential) loans. The Bank has also loaned and advanced approximately $804,000 for the construction and development of a real estate project to its wholly-owned subsidiary, UNIFIN, Inc., the developer. See "- Subsidiary and Other Activities." At June 30, 1994, the Bank's net loan and mortgage-backed securities portfolio totaled $412.1 million.

        Loan applications are initially approved at various levels of authority, depending on the type, amount and loan-to-value ratio of the loan. Loan commitments of more than $100,000 but less than $250,000 must be approved by a committee comprised of senior officers of the Bank. Loan commitments of more than $250,000 must be approved by the Board of Directors of the Bank. All loan approvals are ratified by the Board of Directors.

        Pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), the aggregate amount of loans that the Bank is permitted to make to any one borrower, including related entities, or the aggregate amount that the Bank may invest in any one real estate project, is limited generally to the greater of 15% of unimpaired capital and surplus or $500,000. At June 30, 1994, the maximum amount which the Bank could have lent to any one borrower and the borrower's related entities was approximately $5.8 million. At June 30, 1994, the Bank had no loans with outstanding balances in excess of this amount. The principal balance of the largest amount outstanding to any one borrower, or group of related borrowers, was $3.1 million at that date. See "- Commercial Business Lending."

        Loan Portfolio Composition. The following tables set forth information concerning the composition of the Bank's loan and mortgage-backed securities portfolios, in dollar amounts and in percentages (before deduction for loans in process, deferred fees and discounts and allowance for loan losses) as of the dates indicated.

                                                                              June 30,
                               ---------------------------------------------------------------------------------------------------
                                     1994                  1993                 1992                1991                1990
                               -----------------     -----------------     ----------------    ----------------     --------------
                               Amount    Percent     Amount    Percent     Amount   Percent    Amount   Percent     Amount Percent
                               ------    -------     ------    -------     ------   -------    ------   -------     ------ -------

                                                                 (Dollars in Thousands)
Real Estate Loans:
One-to four-family...........$123,120(1)   70.58%  $136,002(2)   74.41%  $158,180(3)  80.47% $181,604(4)  84.93%  $191,448  85.72%
Commercial real estate.......  30,945      17.74     22,901      12.53     18,707      9.52    17,304      8.09     17,314   7.75
                             --------     ------   --------     ------   --------    ------  --------    ------   -------- ------
 Total real estate loans..... 154,065      88.32    158,903      86.94    176,887     89.99   198,908     93.02    208,762  93.47
                             --------     ------   --------     ------   --------    ------  --------    ------   -------- ------
Other Loans
 Consumer loans:
  Auto.......................   3,738       2.14     11,412       6.24      8,994      4.58     4,307      2.01      4,291   1.92
  Loans on deposits..........   2,456       1.41      2,405       1.31      2,728      1.39     2,880      1.35      3,003   1.34
  Unsecured..................   2,432       1.40      2,400       1.31      1,903       .97     2,163      1.02      2,369   1.07
  Credit card receivables....   1,919       1.10      2,204       1.21      1,562       .79     1,429       .67        967    .43
  Home improvement...........     757        .43        637        .35        807       .41       991       .46        881    .39
  Education..................     447        .26        401        .22        390       .20       409       .19        426    .19
  Home equity................   3,547       2.03        ---        ---        ---       ---       ---       ---        ---    ---
  Other......................     779        .45        559        .31        363       .18       327       .15        392    .18
                             --------     ------   --------     ------   --------    ------  --------    ------   -------- ------
  Total consumer loans.......  16,075       9.22     20,018      10.95     16,747      8.52    12,506      5.85     12,329   5.52
                             --------     ------   --------     ------   --------    ------  --------    ------   -------- ------
 Commercial business loans...   4,291       2.46      3,852       2.11      2,936      1.49     2,411      1.13      2,264   1.01
                             --------     ------   --------     ------   --------    ------  --------    ------   -------- ------
  Total other loans..........  20,366      11.68     23,870      13.06     19,683     10.01    14,917      6.98     14,593   6.53
                             --------     ------   --------     ------   --------    ------  --------    ------   -------- ------
  Total gross loans.......... 174,431     100.00%   182,773     100.00%   196,570    100.00%  213,825    100.00%   223,355 100.00%
                             --------     ======   --------     ======   --------    ======  --------    ======   -------- ======
Less:
 Loans in process............   4,319                 2,184                 1,335               1,961                1,401
 Deferred fees and discounts.     660                   693                   789                 993                  501
 Allowance for loan losses...   1,535                   800                   648                 620                  397
                             --------              --------              --------            --------             --------
   Total loans, net..........$167,917              $179,096              $193,798            $210,251             $221,056
                             ========              ========              ========            ========             ========
(1)  Includes $5.0 in residential construction loans.
(2)  Includes $3.6 in residential construction loans.
(3)  Includes $3.3 in residential construction loans.
(4)  Includes $3.8 in residential construction loans.

                                                                              June 30,
                             -----------------------------------------------------------------------------------------------------
                                     1994                  1993                 1992                1991                1990
                             -------------------   -------------------   ------------------  ------------------   ----------------
                              Amount     Percent    Amount     Percent    Amount    Percent   Amount    Percent    Amount   Percent
                             --------    -------   --------    -------   --------   -------  --------   -------   --------  -------
                                                             (Dollars in Thousands)
Mortgage-backed Securities:
Mortgage-backed Securities...$244,513     100.00%  $245,089     100.00%  $177,175    100.00% $166,686    100.00%  $150,977  100.00%
Less: Discounts on mortgage-
 backed securities...........     950                   767                 1,157               1,130                1,280
                             --------              --------              --------            --------             --------
Total mortgage-
 backed securities...........$243,563     100.00%  $244,322     100.00%  $176,018    100.00% $165,556    100.00%  $149,697  100.00%
                             ========     ======   ========     ======   ========    ======  ========    ======   ========  ======

        The following tables set forth the composition of the Bank's loan and mortgage-backed securities portfolios by fixed and adjustable rate categories at the dates indicated.

                                                         June 30,
                                       -------------------------------------------------
                                                   1994                  1993
                                       ------------------------  -----------------------
                                         Amount       Percent        Amount     Percent
                                       -----------  -----------  ------------  ---------
                                                     (Dollars in Thousands)
Fixed Rate Loans
Real Estate:
  One-to four-family................   $ 58,661      33.63%         $ 67,215      36.78%
  Commercial real estate............      7,559       4.34             7,287       3.98
                                       --------     ------          --------     ------
    Total real estate loans.........     66,220      37.97            74,502      40.76
                                       --------     ------          --------     ------
Consumer............................     12,528       7.18            20,018      10.95
Commercial business.................      3,806       2.18             3,300       1.81
                                       --------     ------          --------     ------
    Total fixed rate loans..........     82,554      47.33            97,820      53.52
                                       --------     ------          --------     ------
Adjustable Rate Loans
Real Estate:
  One-to four-family................     64,459      36.95            68,787      37.64
  Commercial real estate............     23,386      13.41            15,614       8.54
                                       --------     ------          --------     ------
    Total adjustable real
      estate loans..................     87,845      50.36            84,401      46.18
                                       --------     ------          --------     ------
Consumer............................      3,547       2.03               ---        ---
Commercial business.................        485        .28               552        .30
                                       --------     ------          --------     ------
  Total adjustable rate loans.......     91,877      52.67            84,953      46.48
                                       --------     ------          --------     ------
    Total loans.....................    174,431     100.00%          182,773     100.00%
                                       --------     ======          --------     ======
Less:
  Loans in process..................      4,319                        2,184
  Deferred fees and discounts.......        660                          693
  Allowance for loan loss...........      1,535                          800
                                       --------                     --------
    Total loans, net................   $167,917                     $179,096
                                       ========                     ========
Fixed Rate Mortgage-backed
  securities........................   $ 67,513      27.61%         $ 68,985      28.15%
Adjustable Rate Mortgage-
  backed securities.................    177,000      72.39%          176,104      71.85
                                       --------     ------          --------     ------
  Total Mortgage-backed
    securities......................    244,513     100.00%          245,089     100.00%
                                       --------     ======          --------     ======
Less:  Discount on mortgage-
  backed securities.................        950                          767
                                       --------                     --------
  Total mortgage-backed
    securities, net.................   $243,563                     $244,322
                                       ========                     ========

        The following schedule sets forth the maturities of the Bank's loan and mortgage-backed securities portfolio at June 30, 1994. Loans which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. Management expects these factors to cause actual maturities to be shorter than those set forth in the schedule below.

                                    Real Estate Loans
                      ----------------------------------------------
                      One-to Four-
                       Family and
  Due During            Mortgage-                                                   Commercial
     Years                Backed        Commercial                    Consumer       Business
Ending June 30,         Securities      Real Estate     Construction    Loans          Loans     Total
- ---------------       ------------      -----------     ------------  ----------    ----------  --------
                                                  (Dollars in Thousands)
1995 (1)............    $  1,203          $   242          $  ---      $ 8,399        $1,223    $ 11,067
1996................      10,845               88             149        1,576         1,635      14,293
1997................       1,197              202             337        2,159           608       4,503
1998 to 1999........       5,981            2,338             ---        3,116           703      12,138
2000 to 2004........      34,084           10,778              73          817           122      45,874
2005 to 2009........      40,243            6,329              60            8           ---      46,640
2010 to 2014........      21,124            9,053              94          ---           ---      30,271
2015 to 2019........     111,634            1,915             ---          ---           ---     113,549
2020 and following..     136,319              ---           4,290          ---           ---     140,609
                        --------          -------          ------      -------        ------     -------
        Total.......    $362,630          $30,945          $5,003      $16,075        $4,291     418,944
                        ========          =======          ======      =======        ======     -------

Less:
  Undisbursed portion
  of  loans, discounts,
  deferred fees and
  interest, and allowance
  for loan losses........                                                                          7,464
                                                                                                --------
                                                                                                $411,480
                                                                                                ========

- ---------------
(1) Includes demand loans, loans having no stated maturity and overdraft loans.

        The total amount of loans and mortgage-backed securities due after June 30, 1995, which have predetermined interest rates is $144.0 million, while the total amount of loans and mortgage-backed securities due after such date which have floating or adjustable interest rates is $263.8 million.

        One- to Four-Family Residential Mortgage and Construction Lending. Residential loan originations are generated by the Bank's marketing efforts, its present customers, walk-in customers and referrals from real estate brokers and builders. The Bank has focused its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. At June 30, 1994, the Bank's one- to four-family residential mortgage loans, excluding mortgage-backed securities, totaled $123.1 million, or 29.8% of the Bank's total mortgage loans receivable and mortgage-backed securities.

        Until June 1, 1993, the Bank also originated loans through USM primarily for sale in the secondary market. Commencing January 1993, it began originating loans for resale through its new Virginia-based mortgage banking subsidiary, UFC. UFC's mortgage banking activities are separately described under the caption "- Subsidiary and Other Activities - Union Security Mortgage, Inc. and Union Financial Corp."

        During the year ended June 30, 1994, the Bank originated $31.1 million of one- to four-family residential mortgage loans. This represented 52% of the total loans originated by the Bank during the period. During the year ended June 30, 1994, the Bank also purchased $9.4 million of one- to four-family residential mortgage loans. Also, the Bank originated for sale and sold $27.6 million of fixed rate one- to four-family residential loans during the fiscal year. The majority of the sales were to the Federal Home Loan Mortgage Corporation ("FHLMC") with the servicing retained.

        The Bank currently makes adjustable-rate one- to four-family residential mortgage loans in amounts up to 95% of the appraised value of the security property. For all loans with a loan-to-value ratio in excess of 80%, the Bank requires private mortgage insurance on the excess amount. The Bank currently offers one and three year ARM loans at rates determined in accordance with market and competitive factors for a term of up to 30 years. The loans provide for a 2% annual cap, and a 5-6 1/2% lifetime cap on interest rate increases over the rate in effect at the date of origination. The Bank's residential ARM loans generally do not contain interest rate floors. These loans' annual and lifetime caps on interest rate increases, and the absence in most cases of any limitation on interest rate decreases, reduces the extent to which they can help protect the Bank against interest rate risk. ARM loans are convertible to fixed-rate loans during the first five years of their life for a predetermined fee at then current secondary market rates.

        The Bank also offers fixed-rate 15- and 30-year mortgage loans that conform to secondary market standards (i.e., FHLMC, FHA and VA standards). Interest rates charged on these fixed-rate loans are competitively priced according to market conditions.

        In underwriting residential real estate loans, the Bank evaluates both the borrower's ability to make monthly payments and the value of the property securing the loan. Potential borrowers are qualified for fixed-rate loans based upon the initial or stated rate of the loan. On ARM loans, the borrower is qualified on the fully indexed rate or on the second year's rate, whichever is less.

        An appraisal of the property securing the loan is obtained on all loan applications from pre-approved independent fee appraisers. A senior loan officer with proper lending authority or a loan committee, comprised of senior officers, reviews each loan application and establishes the terms and conditions of each approved loan. The Bank handles substantially all of its own loan closings. Following closing, all loan files and disbursements are audited by Bank personnel independent of the loan origination and closing functions. The Bank generally requires, in connection with the origination of residential real estate loans, title insurance or an opinion of counsel, and fire and casualty insurance coverage, as well as flood insurance, where appropriate, to protect the Bank's interest. The cost of this insurance coverage is paid by the borrower.

        The Bank's residential mortgage loans customarily include due-on-sale clauses giving the Bank the right to declare the loan immediately due and payable in the event, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage and the loan is not repaid. The Bank has enforced due-on-sale clauses in its mortgage contracts for the purpose of increasing its loan portfolio yield. The yield increase is obtained through the authorization of assumptions of existing loans at higher rates of interest and the imposition of assumption fees. ARM loans may be assumed provided home buyers meet the Bank's underwriting standards and the applicable fees are paid.

        The Bank originates a limited number of loans to finance the construction of one- to four-family residences. At June 30, 1994, the Bank had loans to finance the construction of one- to four-family residences totaling $5.0 million, or approximately 1.2% of the Bank's loan and mortgage-backed securities portfolio. Substantially all of these loans are made to individuals who propose to occupy the premises upon completion of construction. Construction loans are structured for up to a 30-year term with a 12 month construction phase. Upon completion of the construction phase, these loans continue as permanent loans of the Bank. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant.

        The Bank purchases one- to four-family residential whole loans and loan participations originated by other lenders. At June 30, 1994, the Bank had 42 groups of whole loans and loan participations (totaling $36.8 million) which had been purchased. These loans and participation interests are secured by properties located throughout the United States, with particular concentration in California and Colorado. At June 30, 1994, no such loans were included in the Bank's non-performing assets. The Bank qualifies all of its purchases
under its internal underwriting standards.   See "- Originations, Purchases and
Sales of Mortgage Loans and Mortgage-Backed Securities."

        Mortgage-Backed Securities. The Bank has significant investments in mortgage-backed securities and has utilized such investments to complement its mortgage lending activities. At June 30, 1994, mortgage-backed securities totaled $243.6 million, or 48.3% of total assets. At such date, $177.0 million of the Bank's mortgage-backed securities carried adjustable rates of interest. For information regarding the carrying and market values of the Bank's mortgage-backed securities portfolio, see Notes to Consolidated Financial Statements in the Holding Company's 1994 Annual Shareholder Report.

        At June 30, 1994, $93.6 million, or 38.4% of the mortgage-backed securities portfolio, was insured or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA"), or FHLMC. Non-guaranteed Participation Certificates ("PCs") totaled $150.0 million or 61.6% of the Bank's net mortgage-backed securities portfolio. Non-guaranteed PCs collateralized by GNMA, FNMA, or FHLMC PCs totaled $5.1 million, while $119.4 million were rated "AA" or better and $11.1 million were rated "A1" or "A2" by either Moody's Investors Service, Inc. ("Moody's) or Standard & Poor's Corporation rating services. One non-guaranteed PC of $966,000 was rated "Baa3," and two PC's totalling $4.8 million were rated "Baa1," by Moody's. Non-guaranteed and non-rated PCs totaled $8.4 million, of which $7.9 million have some form of credit enhancement, such as private mortgage insurance covering a percentage of any losses or subordinate classes which absorb all losses up to a certain percentage. The only non-rated PC without additional credit enhancement has a book value of $520,000 and is backed by conventional one- to four-family mortgage loans with a total unpaid principal balance of $630,000.

        Commercial Real Estate Lending. The Bank has originated commercial real estate loans, including multi-family residential real estate loans, in its market area and has purchased participation interests in loans from other financial institutions. At June 30,1994, the Bank had $30.9 million in commercial real estate loans, representing 7.5% of the Bank's total loan and mortgage-backed securities portfolio. Whole commercial real estate loans purchased and participation interests in commercial real estate loans totaled $13.8 million at June 30, 1994, or 44.5% of the Bank's commercial real estate loan portfolio.

        The Bank's commercial real estate loan portfolio includes loans secured by multi-family residential property, office buildings, retail stores, warehouses, and other non-residential buildings, most of which are located in the Bank's market area. Commercial real estate loans are generally originated in amounts of up to 75% of the appraised value of the property securing the loan. The Bank generally requires borrowers to provide personal guarantees on commercial real estate loans. While in the past it has been the Bank's policy to originate commercial real estate loans with fixed rates, it is the current policy to originate commercial real estate loans with adjustable rates, which adjust to a rate based upon a margin above the one year treasury bill constant maturity index.

        Multi-family residential loans comprise the largest portion of the Bank's commercial real estate portfolio. Multi-family residential loans, like commercial real estate loans, were in the past generally originated with fixed interest rates. However, it is currently the Bank's policy to originate multi-family residential loans with adjustable interest rates for terms of up to twenty years and to carry a loan-to-value ratio not greater than 75%. The Bank requires a positive net operating income to debt service ratio for loans secured by multi-family residential property. Loans secured by non-owner occupied properties of more than four units are qualified on the basis of rental income generated by the property. On loans secured by non-owner occupied properties of four units or less, the Bank will qualify the borrower on the basis of the borrower's personal income and rental income generated by the property.

        The Bank's largest amount of commercial real estate loans outstanding at June 30, 1994, to any one borrower, or group of related borrowers, was $3.1 million. This amount is comprised of two (2) loans on multi-family residential properties located in Irving and Garland, Texas with loan to value ratios of 70% and 59%, respectively, which were fully performing on June 30, 1994. The second largest real estate loan outstanding at June 30, 1994, was $2.0 million. This loan is a participation on a total loan of $2.9 million, is on a commercial retail and office property in Aspen, Colorado, has a loan to value ratio of 55%, and was fully performing at June 30, 1994. The Bank also has a loan of $1.4 million secured by a 160 unit apartment complex in Henderson, Kentucky. The Bank originated the loan in 1977. The Bank considers this loan to be of concern due to minor delinquencies in the past. See "- Non-Performing Assets - Other Loans of Concern." The Bank has 19 other commercial real estate loans including multi-family residential loans (two of which are participations and 13 of which were whole loan purchases), each of which has existing balances in excess of $500,000.

        The Bank generally purchases loans and loan participations with loan-to-value ratios of 75% or less. Appraised values are required to be estimated by independent appraisers to determine that the property to be mortgaged satisfies these loan-to-value requirements. In purchasing any loan, the Bank must be satisfied that the loan is based on the economic viability of the property and the creditworthiness of the borrower. Creditworthiness is determined by considering the character, experience, management and financial strength of the borrower, and the ability of the property to generate adequate funds to cover both operating expenses and debt service.

        Commercial real estate lending affords the Bank an opportunity to receive interest at rates higher than those generally available from residential lending. Nevertheless, loans secured by commercial real estate properties are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. The Bank attempts to minimize these risks through its underwriting standards and by lending primarily on existing income-producing properties.

        Consumer Lending. Federal laws and regulations permit federally chartered savings associations to make secured and unsecured consumer loans in an aggregate amount of up to 35% of the association's assets. In addition, a federally chartered savings association has lending authority above this limit for certain consumer loans, such as property improvement loans and deposit account secured loans. Management considers consumer lending to be an important component of its strategic plan. Specifically, consumer loans generally have shorter terms to maturity (thus reducing the Bank's exposure to changes in interest rates) and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that the offering of consumer loan products helps to expand and create stronger ties to its existing customer base, by increasing the number of customer relationships and providing cross-marketing opportunities.

        The Bank offers a variety of secured consumer loans, including auto loans and loans secured by savings deposits. In addition, the Bank offers home improvement, education and other types of unsecured loans. Since April 1992, the Bank has also offered home equity loans and classic car loans. The Bank currently originates all of its consumer loans in its market area (other than the classic car loans discussed below). The Bank does not originate consumer loans on an indirect basis (i.e., where loan contracts are purchased from retailers of goods or services which have extended credit to their customers).

        The Bank's consumer loans are short-term, fixed-rate loans. Consumer loan terms vary according to the type of collateral, length of contract and creditworthiness of the borrower. Terms to maturity vary up to 60 months. At June 30, 1994, the Bank's consumer loan balances totaled $16.1 million, or 3.9% of its total loan and mortgage-backed securities portfolio.

        The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

        During fiscal 1988, the Bank began offering VISA/Mastercard credit card accounts. At June 30, 1994, approximately 3,110 credit card accounts had been opened, with an aggregate outstanding balance of $1.9 million and unused credit available of $3.3 million. The Bank presently charges an annual membership fee of $15 and an annual rate of interest of 16.32%.

        The Bank entered into an agreement in April 1991 with a loan broker in Ohio for the purpose of funding loans for the purchase of classic cars. The loans carry a fixed rate of interest, are made for a five-year term with up to a fifteen-year amortization schedule, and are originated with a loan-to-value ratio not greater than 70%. The Bank underwrites each appraised loan in accordance with its normal consumer loan standards. Each of these loans is reviewed by the Senior Vice President and Lending Operations Officer of the Bank, and all loans over $100,000 must be approved by either the officer loan committee or the Board of Directors. Effective April 1, 1994, the Bank sold $8.5 million of its classic car loan portfolio. At June 30, 1994, the Bank had 19 loans aggregating $1.0 million secured by classic cars, all of which were fully performing at that date. The largest single loan totaled $144,000. The Bank's current policy is to limit its activity in loans secured by classic cars to no more than 1.5% of the Bank's total assets (or 2% of assets provided there are plans to sell the amount in excess of 1.5%) and to limit its total amount of classic car loans to any one borrower (or group of related borrowers) to $1.0 million and to $600,000 for any one car. Because of the recent death of the chief executive officer of the loan broker, the Bank expects future activity in its classic car lending to be substantially less than in the past.

        Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured, such as credit card receivables, or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Further, the Bank's classic car lending activities were only recently instituted, and the Bank may experience an increased level of delinquencies in this loan portfolio as these loans age. Although the level of delinquencies in the Bank's consumer loan portfolio has generally been low (at June 30, 1994, $25,000, or approximately 0.16% of the consumer loan portfolio, was 60 days or more delinquent), there can be no assurance that delinquencies will not increase in the future.

        Commercial Business Lending. Federal regulations authorize federally chartered thrift institutions to make secured or unsecured loans for commercial, corporate, business and agricultural purposes. The aggregate amount of such loans outstanding may not exceed 10% of such institution's assets. In addition, another 10% of total assets may be invested in commercial equipment and consumer leasing and the Bank may use any or all of the 35% consumer category described above for inventory and floor plan financing.

        The Bank engages in a limited amount of commercial business lending activities. At June 30, 1994, the Bank had approximately $4.3 million in commercial business loans outstanding, $3.0 million of which is for the funding of leases for automobiles. These lease funding loans are secured by the leased automobiles, as well as by an assignment of the automobile leases to the Bank. All of the Bank's commercial business loans have been to borrowers in its market area.

        Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his employment and other income and which are secured by real property, the value of which tends to be more easily ascertainable, business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of his business, and are generally secured by business assets such as accounts receivable, inventory and equipment. Nonetheless, the availability of funds for the repayment of business loans may be substantially dependent on the success of the business itself. Further, the collateral, if any, securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. At June 30, 1994, all of the Bank's commercial business loans were performing in accordance with their terms.

Originations, Purchases and Sales of Mortgage Loans and Mortgage-Backed
Securities

        As described above, the Bank originates real estate loans through marketing efforts, the Bank's customer base, walk-in customers, and referrals from real estate brokers and builders. The Bank originates both adjustable-rate and fixed-rate loans. Its ability to originate loans is dependent upon the relative customer demand for fixed-rate or ARM loans in the origination market, which is affected by the term structure (short-term compared to long-term) of interest rates as well as the current and expected future level of interest rates.

        The Bank has a portfolio of mortgage-backed securities which it holds for investment. Such mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. For information regarding the carrying and market values of the Bank's mortgage-backed securities portfolio, see Notes to Consolidated Financial Statements in the Holding Company's 1994 Annual Shareholder Report. Under the risk-based capital requirement, GNMA mortgage-backed securities have a risk-weighting of 0%, and FNMA, FHLMC and privately issued AA-rated mortgage-backed securities have a risk-weighting of 20%, in contrast to the 50% risk-weight carried by residential loans.

        From time to time, the Bank purchases whole loans, loan participations and mortgage-backed securities in accordance with its ongoing asset/liability management objectives. The Bank purchases loans from private investors, such as other thrift institutions, banks and insurance companies on the basis of its internal underwriting standards.

        The following table sets forth the loan origination, purchase, sale and repayment activities of the Bank, exclusive of activities by its mortgage banking subsidiary, for the periods indicated. See "- Subsidiary and Other Activities" for a description of the activities of the Bank's mortgage banking operations.

                                                               Year Ended June 30,
                                                          ------------------------------
                                                          1994         1993         1992
                                                          ----         ----         ----
                                                                  (In Thousands)
Beginning balance - loans.............................  $179,096     $193,798     $210,251
  Loans originated:
    One- to four-family residential...................    31,074       18,402       24,229
    Commercial real estate............................    12,703          991        1,383
    Consumer loans....................................    12,956       11,259       12,256
    Commercial business...............................     3,605        3,001        2,749
                                                        --------     --------     --------
      Total loans originated..........................    60,338       33,653       40,617
Purchases:
  One- to four-family residential.....................     9,358       11,480        5,482
Sales and repayments:
  Classic car loans sold..............................     8,541          ---          ---
  Real estate loans sold..............................       ---          ---          ---
  Principal repayments and other reductions (net).....    72,334       59,835       62,552
                                                        --------     --------     --------
Net increase (decrease) loans.........................   (11,179)     (14,702)     (16,453)
                                                        --------     --------     --------
Ending balance-loans..................................  $167,917     $179,096     $193,798
                                                        ========     ========     ========
Beginning balance - mortgage-backed securities........  $244,322     $176,018     $165,556
  Purchases...........................................    69,893      115,232       61,882
  Sales...............................................       ---          ---        5,154
  Principal repayments, and other.....................    70,652       46,928       46,266
                                                        --------     --------     --------
Net increase (decrease) mortgage-backed securities....      (759)      68,304       10,462
                                                        --------     --------     --------
Ending balance-mortgage-backed securities.............  $243,563     $244,322     $176,018
                                                        ========     ========     ========

Non-Performing Assets

        When a borrower fails to make a required payment by the end of the month in which the payment is due, the Bank generally institutes collection procedures. In most cases, delinquencies are cured promptly; however, if a loan has been delinquent for more than 60 days, the Bank contacts the borrower in order to determine the reason for the delinquency and to effect a cure, and, where appropriate, reviews the condition of the property and the financial circumstances of the borrower. Based upon the results of any such investigation, the Bank may (i) accept a repayment program for the arrearage from the borrower; (ii) seek evidence, in the form of a listing contract, of efforts by the borrower to sell the property if the borrower has stated that he is attempting to sell; (iii) request a deed in lieu of foreclosure; or (iv) initiate foreclosure proceedings. When a loan payment is delinquent for three or more months, the Bank generally will initiate foreclosure proceedings. Interest income on loans at this point is reduced by the full amount of accrued and uncollected interest.

        Delinquent Loans. The following table sets forth information concerning delinquent loans at June 30, 1994, in dollar amounts and as a percentage of the Bank's total loan and mortgage-backed securities portfolio. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.

                                     Mortgage                  Consumer
                              -----------------------   -----------------------
                              Number  Amount  Percent   Number  Amount  Percent
                              ------  ------  -------   ------  ------  -------
                                           (Dollars in Thousands)
Loans delinquent for:
  60-89 days.................   10     $480    .12%        2      $ 4    .00%
  90 days and over...........    5      147    .04%       19       21    .01%
                                --     ----    ---        --      ---    ---
    Total delinquent loans...   15     $627    .16%       21      $25    .01%
                                ==     ====    ===        ==      ===    ===

        The table below sets forth the amounts and categories of non-performing assets of the Bank at the dates indicated. All loans which are 90 days past due are placed on non-accrual status. For all years presented, there are no troubled debt restructurings (which involved forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates). Foreclosed assets include assets acquired in settlement of loans.

                                                  June 30,
                                    ------------------------------------
                                    1994    1993    1992    1991    1990
                                    ----    ----    ----    ----    ----
                                           (Dollars in Thousands)
Non-Performing Assets
Non-accruing loans:
  One- to four-family............. $  147  $  298  $  445  $1,977  $2,115
  Consumer........................     21     128      49      28      57
                                   ------  ------  ------  ------  ------
    Total.........................    168     426     494   2,005   2,172
                                   ------  ------  ------  ------  ------
Foreclosed assets:
  Real estate owned...............  1,472   1,702   1,475     690     662
  Other repossessed assets........    ---     ---       2      18      13
                                   ------  ------  ------  ------  ------
    Total.........................  1,472   1,702   1,477     708     675
                                   ------  ------  ------  ------  ------
Total non-performing assets....... $1,640  $2,128  $1,971  $2,713  $2,847
                                   ======  ======  ======  ======  ======
    Total as a percentage of
      total assets................   0.33%   0.43%   0.42%   0.59%   0.66%
                                   ======  ======  ======  ======  ======

        For the year ended June 30, 1994, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $12,000. The amount that was included in interest income on such loans was $6,000 for the year ended June 30, 1994.

        Non-Accruing Loans. As of June 30, 1994, the Bank had $168,000 in net book value of non-accruing loans. The Bank's largest non-accruing loan had a carrying value of $79,000 at June 30, 1994. No other non-accruing loan exceeded $23,000 at June 30, 1994.

        Foreclosed Assets. As of June 30, 1994, the Bank had $1.5 million of foreclosed assets. Real estate owned included 11 separate properties, 9 of which were single family residences. The largest foreclosed asset was a single family residence with a net carrying value of $574,000.

        Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of June 30, 1994, there was also an aggregate of $5,220,000 in net book value of loans with respect to which known information about the possible credit problems of the borrowers, the cash flows of the security properties, or concerns about documentation have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. The largest portion of this category is a real estate loan to a single borrower totalling $1.4 million. Management does not currently anticipate any losses on these loans. See "- Commercial Real Estate Lending." At June 30, 1994, the Bank had no other loans (or group of related loans) of concern with a net book value in excess of $17,000.

        Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "special mention" by management. The OTS has issued a notice of proposed rulemaking that would remove special mention assets from the OTS's classification of assets scheme of adversely affected assets.

        When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the institution's Principal Supervisory Agent, who may order the establishment of additional general or specific loss allowances.

        In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, the Bank regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. Total classified assets at June 30, 1994, were $1.7 million, substantially all of which were classified "substandard." Not all classified assets are non-performing assets.

        Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan allowance. At June 30, 1994, the Bank had an allowance for loan losses of $1,535,000. See Notes to Consolidated Financial Statements in the Holding Company's 1994 Annual Shareholder Report.

        The following table sets forth an analysis of the Bank's allowance for loan losses at the dates indicated.

                                                       June 30,
                                       ----------------------------------------
                                       1994      1993     1992     1991    1990
                                       ----      ----     ----     ----    ----
                                                (Dollars in Thousands)
Balance at beginning of period.....   $  800     $648     $620     $397    $213
Charge-offs:
  Real estate -mortgage............       75      102       81       56      12
  Consumer.........................      114       50      133      121     135
  Commercial business..............      ---      ---      ---        8     ---
                                      ------     ----     ----     ----    ----
    Total..........................      189      152      214      185     147
                                      ------     ----     ----     ----    ----
Recoveries:
  Mortgage.........................        3       10      ---      ---     ---
  Consumer.........................        7        9       11       17      12
                                      ------     ----     ----     ----    ----
    Total..........................       10       19       11       17      12
                                      ------     ----     ----     ----    ----
Net charge-offs....................      179      133      203      168     135
Provision for loan losses..........      914      285      231      391     319
                                      ------     ----     ----     ----    ----
Balance at end of period...........   $1,535     $800     $648     $620    $397
                                      ======     ====     ====     ====    ====
Net charge-offs as a percentage
  of average loans outstanding.....      .10%     .07%     .10%     .08%    .06%
                                      ======     ====     ====     ====    ====
Allowance for loan losses as
  a percentage of non-performing
  loans at the end of the period...   913.69%  187.79%  131.17%   30.92%  18.28%
                                      ======   ======   ======    ======  ======
Allowance for loan losses as
  a percentage of loans at
  the end of the period............      .91%     .44%     .33%     .29%    .18%
                                         ===      ===      ===      ===     ===

        When the Bank repossesses property it is thereafter classified as other real estate owned. Any gains or losses (realized or reserved for) thereafter are treated as other real estate owned activity, not mortgage loan activity.

        The distribution of the Bank's allowance for losses on loans at the dates indicated is summarized as follows:

                                                                        June 30,
                        ------------------------------------------------------------------------------------------------------------
                               1994                 1993                  1992                  1991                   1990
                        -------------------- --------------------  --------------------  --------------------  ---------------------
                                 Percent of           Percent of            Percent of            Percent of             Percent of
                               Loans in each        Loans in each         Loans in each         Loans in each          Loans in each
                                Category to          Category to           Category to           Category to            Category to
                        Amount  Total Loans  Amount  Total Loans   Amount  Total Loans   Amount  Total Loans   Amount   Total Loans
                        ------  -----------  ------  -----------   ------  -----------   ------  -----------   ------  ------------
                                                                 (Dollars in Thousands)
Real Estate...........  $  980    88.32%      $375     86.94%       $321      90.0%       $310       92.9%      $224        93.4%
Consumer..............     275     9.22        275     10.95         242       8.5         230        6.0        173         5.6
Commercial Business...      80     2.46         60      2.11          45       1.5          40        1.1        ---         1.0
Unallocated...........     200      ---         90       ---          40       ---          40        ---        ---         ---
                        ------   ------       ----    ------        ----     -----        ----      -----       ----       -----
Total.................  $1,535   100.00%      $800    100.00%       $648     100.0%       $620      100.0%      $397       100.0%
                        ======   ======       ====    ======        ====     =====        ====      =====       ====       =====

Investment Activities

        The Bank must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, the Bank has maintained liquid assets at levels above minimum requirements imposed by the OTS regulations and at levels believed adequate to meet the requirements of normal operations, including repayments of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. For June 1994, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 8.0%.

        Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

        Generally, the investment policy of the Bank is to invest funds among various categories of investments and maturities based upon the Bank's asset/liability management policies, investment quality and marketability, liquidity needs and performance objectives.

        At June 30, 1994, the Bank's interest-bearing deposits with banks totaled $11.7 million, or 2.3% of total assets, and its investment securities totaled $26.5 million, or 5.3% of total assets. It is the Bank's general policy to purchase investment securities which are U.S. Government securities and federal agency obligations and other issues that are rated investment grade or have credit enhancers. At June 30, 1994, the average term to maturity or repricing of the investment securities portfolio was 1.4 years.

        The following table sets forth the composition of the Bank's investment portfolio at the dates indicated.

                                                                       June 30,
                                              --------------------------------------------------------------
                                                     1994                 1993                  1992
                                              -----------------     -------------------    -----------------
                                               Book       % of       Book        % of       Book       % of
                                               Value      Total      Value       Total      Value      Total
                                              -------    ------     -------     -------    -------    -------
                                                                 (Dollars in Thousands)
Interest-bearing deposits with banks......    $11,681    100.00%    $ 6,834     100.00%    $14,183    100.00%
                                              =======    ======     =======     ======     =======    ======
Investment securities
  U.S. government securities..............      6,718     18.69    $ 6,580      44.69%    $ 3,117     33.97
  Federal agency obligations..............     16,210     45.10        ---        ---        ---       ---
  Corporate...............................      3,616(1)  10.06        143(2)     .97        171(2 )   1.86
                                              -------    ------     -------    ------     -------    ------
    Total investment securities...........     26,544     73.85      6,723      45.66      3,288     35.83
                                              -------    ------     -------    ------     -------    ------
Federal funds sold........................      3,300      9.18      3,000      20.38      1,900     20.71
FHLB stock................................      6,101     16.97      5,000      33.96      3,987     43.46
                                              -------    ------     -------    ------     -------    ------
    Total investment securities,
  Federal funds sold and FHLB stock.......    $35,945    100.00%    $14,723    100.00%    $ 9,175    100.00%
                                              =======    ======     =======    ======     =======    ======
Average remaining life or term
  to repricing of investment securities,
  excluding Federal funds sold and,
  FHLB stock..............................  1.39 yrs.             1.88 yrs.           1.02 yrs.
___________________

(1) This is an unrated subordinate class of a pool of $27.8 million in classic car loans issued as a pass-through security on April 1, 1994. Credit enhancements include an initial cash reserve fund of $1 million. Additionally, the first $500,000 of excess servicing will also be deposited to the cash reserve, which is then required to remain at a minimum balance of $1.5 million. Additional credit enhancement includes the excess servicing of the issue. (The Bank services the loans securitizing the issue and also participates in the excess servicing of the entire issue.)

(2)  Citicorp notes rated BAA2 by Moody's Investors Service, Inc.

        The composition and maturities of the investment securities portfolio at June 30, 1994, excluding FHLB of Indianapolis stock and other government agency stock, are indicated in the following table.

                                                          June 30, 1994
                                 ----------------------------------------------------------------
                                                     (Dollars in Thousands)
                                 Less than    1 to 5     5 to 10     Over       Total Investment
                                  1 Year       Years      Years    10 Years        Securities
                                  ------      ------     ------    --------        ----------
                                   Book        Book       Book       Book       Book      Market
                                   Value       Value      Value      Value      Value      Value
                                  ------      ------     ------     ------     ------     ------
U.S. Treasury..................   $6,718     $   ---     $  ---     $  ---     $ 6,718    $ 6,718
Federal agency obligations.....      ---      15,210      1,000        ---      16,210     16,050
Corporate......................      ---         ---        ---      3,616     $ 3,616    $ 3,616
                                  ------     -------     ------     ------     -------    -------
  Total investment securities..   $6,718     $15,210     $1,000     $3,616     $26,544    $26,384
                                  ======     =======     ======     ======     =======    =======
Weighted average rate..........     3.86%       6.57%      5.00%     11.70%       6.52%
                                  ======     =======     ======     ======     =======

        The Bank's investment securities portfolio at June 30, 1994 contained neither tax-exempt securities nor securities of any issuer with an aggregate book value in excess of 10% of the Bank's retained income, excluding securities issued by the United States Government, or its agencies.

        At June 30, 1994, the Bank held $243.6 million and $26.5 million of mortgage-backed securities and investment securities, respectively, with a market value of $240.7 million and $26.4 million, respectively.

Sources of Funds

        General. The Bank's primary sources of funds are deposits, amortization and prepayment of loan principal (including mortgage-backed securities), borrowings, maturities of investment securities, mortgage-backed securities and short-term investments, and funds provided from operations.

        Borrowings, predominantly from the FHLB of Indianapolis, may be used on a short-term basis to compensate for seasonal reductions in deposits or deposit inflows at less than projected levels, and may be used on a longer-term basis to support expanded lending activities.

        Deposits. The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank's deposits consist of passbook and statement accounts, NOW and checking accounts, and money market and certificate accounts. The Bank relies primarily on advertising, competitive pricing policies and customer service to attract and retain these deposits. The Bank solicits deposits from its market area only, and does not use brokers to obtain deposits.

        The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition.

        The variety of deposit accounts offered by the Bank has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. The Bank has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. The Bank manages the pricing of its deposits in keeping with its asset/liability management and profitability objectives. Based on its experience, the Bank believes that its passbook and statement savings, NOW and checking accounts are relatively stable sources of deposits. However, the ability of the Bank to attract and maintain certificate deposits, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

        Under regulations adopted by the FDIC, well capitalized insured depository institutions (those with a ratio of total capital to risk-weighted assets of not less than 10%, with a ratio of core capital to risk-weighted assets of not less than 6%, with a ratio of core capital to total assets of not less than 5% and which have not been notified that they are in troubled condition) may accept brokered deposits without limitations. Undercapitalized institutions (those that fail to meet minimum regulatory capital requirements) are prohibited from accepting brokered deposits. Adequately capitalized institutions (those that are neither well-capitalized nor undercapitalized) are prohibited from accepting brokered deposits unless they first obtain a waiver from the FDIC. Under these standards, the Bank would be deemed a well-capitalized institution.

        An undercapitalized institution may not solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits (i) in such institution's normal market areas; or
(2) in the market area in which such deposits would otherwise be accepted.

        Adequately capitalized institutions, whether or not they accept brokered deposits pursuant to a waiver from the FDIC, are prohibited from paying a rate of interest on such funds which, at the time such funds are accepted, significantly exceeds (1) the rate paid on deposits of similar maturity in such institution's normal market area for deposits accepted in the institution's normal market area; or (2) the "national rate" paid on deposits of comparable maturity for deposits accepted outside the institution's normal market area.
The national rate is (1) 120 percent of the current yield on similar maturity U.S. Treasury obligations, or (2) in the case of any deposit at least half of which is uninsured (institutional or wholesale deposits), 130 percent of such applicable yield. A rate is deemed to be "significantly" higher or excessive if it exceeds by more than 75 basis points the applicable benchmark (i.e., the local rate or national rate).

        The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by the Bank at the dates indicated.

                                                                  June 30,
                                     ------------------------------------------------------------------
                                           1994                     1993                     1992
                                     -----------------        -----------------        -----------------
                                              Percent                  Percent                  Percent
                                     Amount   of Total        Amount   of Total        Amount   of Total
                                     ------   --------        ------   --------        ------   --------
                                                            (Dollars in Thousands)
Certificates:
 4.00 and under                    $  89,920   23.48%       $  94,775   24.83%       $  38,521    9.86%
 4.01 - 6.00%                        107,368   28.04           87,964   23.04          104,811   26.83
 6.01 - 8.00%                         22,409    5.85           43,544   11.41           84,534   43.77
 8.01 - 10.00%                        10,049    2.63           18,154    4.76           43,344   11.09
 10.01 - 12.00%                          575     .15              822     .22              780     .20
 12.01% and over                          17     .00               94     .02               93     .02
                                    --------  ------         --------  ------         --------  ------
 Total certificates                  230,338   60.15          245,353   64.28          272,083   69.63
                                    --------  ------         --------  ------         --------  ------
Other Accounts:
 Passbook and statement accounts      57,104   14.91           48,500   12.71           39,836   10.20
 Money market accounts                26,604    6.95           27,508   11.99           26,403    6.76
 NOW accounts                         58,168   15.19           53,662    9.27           45,317   11.69
 Non-interest bearing checking        10,702    2.80            6,689    1.75            7,112    1.72
                                    --------  ------         --------  ------         --------  ------
  Total other accounts               152,578   39.85          136,359   35.72          118,668   30.37
                                    --------  ------         --------  ------         --------  ------
 Total deposits                     $382,916  100.00%        $381,712  100.00%        $390,751  100.00%
                                    ========  ======         ========  ======         ========  ======

        The following table sets forth the savings flows at the Bank during the periods indicated. Net increase (decrease) refers to the amount of deposits during a period less the amount of withdrawals during the period. The net withdrawals (before interest credited) during the years ended June 30, 1992, 1993; and 1994, reflect management's strategy of conservatively pricing most deposits to better control the Bank's cost of funds. Deposit flows at savings institutions may also be influenced by external factors such as governmental credit policies, market interest rate levels and alternative investment opportunities.


                                              Year Ended June 30,
                                     --------------------------------------
                                       1994           1993          1992
                                       ----           ----          ----
                                                 (In Thousands)

Opening Balance...................   $381,712       $390,751       $400,576
Net deposits (withdrawals)........    (13,877)       (20,831)       (26,509)
Interest credit...................     15,081         11,792         16,684
                                     --------       --------       --------
Ending balance....................   $382,916       $381,712       $390,751
                                     ========       ========       ========

Net increase (decrease)...........   $  1,204       $ (9,039)      $ (9,825)
                                     ========       ========       ========

Percent increase (decrease).......       0.32%         (2.31)%        (2.45)%
                                     ========       ========       ========

        The following table shows rate and maturity information for the Bank's certificates of deposit as of June 30, 1994.

                             0.00-     4.01-    6.01-    8.01-  10.01-   12.01%           Percent
                             4.00%     6.00%    8.00%   10.00%  12.00%  and over  Total   of Total
                             -----     -----    -----   ------  ------  --------  -----   --------
                                                 (Dollars in Thousands)
Certificate of deposit
amounts maturing in
ended:
June 30, 1995............   $74,926  $ 33,949  $ 6,199  $ 5,261  $291     $17    $120,643   52.4%
June 30, 1996............    14,988    33,905    5,494    4,775   284       0      59,446   25.8
June 30, 1997............         6    14,289   10,463        2     0       0      24,760   10.7
Thereafter...............         0    25,225      253       11     0       0      25,489   11.1
                            -------  --------  -------  -------  ----     ---    --------  -----
  Total..................   $89,920  $107,368  $22,409  $10,049  $575     $17    $230,338  100.0%
                            =======  ========  =======  =======  ====     ===    ========  =====
  Percent of total.......     39.04%    46.61%    9.73%    4.36%  .25%    .01%      100.0%
                              =====     =====     ====     ====   ===     ===       =====

        The following table sets forth the amount of the Bank's certificates of deposit and other deposits by time remaining until maturity as of June 30, 1994.

                                                    Maturity
                                   ---------------------------------------------
                                      3      Over     Over      Over
                                   Months   3 to 6   6 to 12     12
                                   or less  Months   Months    Months    Total
                                   -------  ------   -------   ------    -----
                                             (Dollars in Thousands)
Certificates of deposit less than
  $100,000........................ $39,372  $23,949  $42,322  $102,668  $208,311
Certificates of deposit of
  $100,000 or more................   2,893    1,962    3,250     6,841    14,946
Public funds......................   5,874      399      622       186     7,081
                                   -------  -------  -------  --------  --------
Total certificates of deposit..... $48,139  $26,310  $46,194  $109,695  $230,338
                                   =======  =======  =======  ========  ========

        Borrowings. Although deposits are the Bank's primary source of funds, the Bank's policy has been to utilize borrowings when they are a less costly source of funds or can be invested at a positive rate of return. In addition, the Bank has relied upon selected borrowings for short-term liquidity needs.

        The only borrowings utilized by the Bank in recent years have been advances from the FHLB of Indianapolis. The Bank obtains advances from the FHLB of Indianapolis upon the security of its capital stock of the FHLB of Indianapolis and certain of its mortgage loans. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At June 30, 1994, the Bank's FHLB of Indianapolis advances totaled $68.8 million, representing 13.7% of total assets.

        The following table sets forth the maximum month-end balance and average balance of FHLB advances for the periods indicated.

                                                     Year Ended June 30,
                                               -------------------------------
                                                 1994        1993       1992
                                                 ----        ----       ----
                                                       (In Thousands)
Maximum Balance:
FHLB advances...............................   $120,000    $100,000    $47,000
Average Balance:
FHLB advances...............................   $ 58,939    $ 57,741    $33,371
Weighted average interest rate during year..       5.83%       5.88%      7.98%

        The following table sets forth certain information as to the Bank's FHLB advances at the dates indicated.

                                                  Year Ended June 30,
                                                ------------------------
                                                1994      1993      1992
                                                ----      ----      ----
                                                 (Dollars in Thousands)
FHLB advances..............................    $68,800   $58,000   $31,000
Weighted average interest rate
  paid on FHLB advances....................       5.83%     5.28%     8.41%

Subsidiary and Other Activities

        As a federally chartered savings bank, the Bank is permitted by OTS regulations to invest up to 2% of its assets, or $9.9 million at June 30, 1994, in the stock of, or unsecured loans to, service corporation subsidiaries. As of such date, the net book value of the Bank's investment in and unsecured loans to its service corporations, exclusive of Union Financial Corp. ("UFC"), was $400,000. The Bank may invest an additional 1% of its assets in service corporations where such additional funds are used for inner-city or community development purposes. OTS regulations do not impose specific limitations on the amount the Bank may invest in UFC, its operating subsidiary; however, the OTS may at any time impose such limitations for supervisory, legal, safety or soundness reasons.

        During the fiscal year ended June 30, 1994, the Bank had three wholly-owned subsidiaries, engaged in real estate development, insurance and securities brokerage, and mortgage banking. Another of the Bank's wholly-owned subsidiaries was sold effective May 31, 1993 to an unrelated entity. The following is a description of the subsidiaries' principal activities.

        Union Security Mortgage, Inc. and Union Financial Corp. Union Security Mortgage, Inc. ("USM") is a mortgage banking company based in Santa Ana, California, and was a wholly-owned subsidiary of the Bank until May 31, 1993, the date on which complete ownership of USM was sold to an unrelated third party. During the Bank's ownership of USM, USM originated, sold and serviced conventional single family residential loans through its main office and a satellite office located in Woodland Hills, California. The principal sources of revenue for USM were loan origination fees, gains (or losses) from the sale of loans, loan servicing fees and gains from the sale of loan servicing rights. USM charged a $545 fee at the time of funding on all mortgages, which represented the underwriting, loan document and wire transfer charges of USM.

        The primary operation of the business of USM was wholesale, which involved the origination of loans by mortgage brokers in USM's name. Each loan submitted by a mortgage broker was accepted only after review by one of USM's loan underwriters. USM originated only conventional loans, although it was an approved FHA Direct endorsement, VA Automatic and GNMA seller servicer. During the Bank's ownership of USM, USM's guidelines for underwriting conventional conforming loans complied with the underwriting criteria prescribed by FNMA and FHLMC. USM originates other single-family residential loans with a view to resale to private mortgage investors, and in underwriting these loans, USM utilized guidelines and property standards specified by the various investors. USM did not make loans with a loan-to-value ratio greater than 80% unless the portion of the loans in excess of an 80% ratio was covered by private mortgage insurance. During the eleven-month period ended June 1, 1993, USM funded $620 million of mortgage loans. Substantially all of these loans were sold to unaffiliated third party investors.

        USM customarily sold all of the loans that it originated. Loans were generally sold to buyers in the secondary market on a non-recourse basis (except for limited recourse provisions which generally ran from 90 to 120 days from the date of sale), either as individual whole loans or as a packaged pool of loans. Immediately upon origination, loans were assigned to the Bank
(where they were held for sale). The loans were reassigned back to USM immediately prior to being sold in the secondary market. The loans were held for sale by the Bank from their funding date until they were sold to investors, a period which generally ranged from ten to ninety days. USM offered thirty day interest rate locks to its borrowers prior to funding.

        Through a third party, USM serviced most of the mortgage loans it originated. USM reviewed the servicing performance on a monthly basis. Loan servicing included collecting and remitting loan payments, accounting for principal and interest, holding escrowed funds for payment of taxes and insurance, making inspections as required of the mortgage premises, contacting delinquent mortgagors, supervising foreclosures in the event of unremedied defaults, and generally administering the loans for the investors to whom they have been sold. USM received fees for servicing mortgage loans, generally ranging from 25 to 30 basis points per annum on the remaining principal balances of the loans. USM accounted for the revenues associated with the sale of loans, in which servicing was retained, in conformity with the requirements of Statement of Financial Accounting Standards No. 65. This method required that the contracted sales price be adjusted, for purposes of determining gain or loss on the sale, to provide for the recognition of a normal servicing fee over the estimated servicing lives of the loans. The amount of revenue recognized from the sale of loans was the estimated sales price that would have been obtained if a normal this estimated sales present value of the difference between the contractual and normal servicing fees over the estimated life of the loan. This adjustment resulted in a receivable which is realized through the receipt of the contractual servicing fee. During that portion of the 1993 fiscal year ended June 1, 1993, USM sold $623 million of loans, $229 million with the servicing included thereon.

        USM's servicing portfolio was subject to reductions by reason of normal amortization, prepayment or foreclosure of outstanding loans and periodic sales of loan servicing rights. In addition, in order to improve its earnings, USM, in prior years, sold portions of its servicing portfolio to other mortgage servicers.

        USM sold, primarily to other mortgage bankers, banks, savings and loans and other mortgage servicers, a portion of the loan servicing rights associated with loans originated by USM during the year. In general, the decision to buy or sell servicing rights was based upon management's assessment of USM's current and future earnings objectives and the market value of servicing rights.

        Effective June 1, 1993, the Bank sold complete ownership of its then wholly owned subsidiary, USM, to the Knight Corporation ("Knight"). While the Bank owned USM, USM originated, sold and serviced conventional single family residential loans through its offices in Santa Ana and Woodland Hills, California. USM customarily sold all of the loans that it originated to buyers in the secondary market on a non-recourse basis, either as individual whole loans or as a packaged pool of loans. However, subsequent to the sale of the loans it originated USM remained potentially liable for losses incurred by a purchaser, including unpaid principal and interest, under certain representations and warranties made to the purchaser at the time of sale. In certain circumstances (for example, when the debtor made fraudulent misrepresentations to USM in the origination process), USM was liable for a purchaser's losses on a defaulted loan, regardless of whether the loan was recourse or non-recourse, if there had been a breach of the representations and warranties made to the purchaser by USM. Such fraud might occur with respect to tax returns, employment verifications, and deposits and appraisals provided at the time of origination. In connection with the sale of USM on June 1, 1993, the Bank contractually assumed liability to the Knight Corporation for losses and repurchase demands resulting from breaches of the representations and warranties. Moreover, in certain cases the Bank separately guaranteed USM's obligations to loan purchasers pursuant to guarantees signed by the Bank prior to the sale of USM. Although USM dissolved in 1994, and the Bank is less likely to be asked to indemnify the Knight Corporation for claims against USM for any breach of the representations and warranties, the Bank remains obligated under certain of the separate guarantees to loan purchasers for losses relating to USM's prior operations.

        When fraud claims relating to loans originated by USM began to surface in fiscal 1993, they were thought to be aberrational. However, additional repurchase claims arose in 1994, and the Company discovered that these claims, some of which were based on fraud, were arising in California because of the prior sharp increases in the value of single family homes. During 1990 and 1991, borrowers not capable of meeting mortgage payments obtained loans based on fraud with the apparent expectation that they could profit from the resale of the homes in the rising home market. However, the California economy deteriorated and housing values dropped sharply. As a result, borrowers were unable to sell their homes at a profit and pay off the mortgage loans. As borrowers defaulted, the fraud was discovered and the repurchase and warranty loss claims occurred. By fiscal 1994, lenders and the public were generally aware of the fraud schemes in California and the California housing market had stabilized.

        In June 1994, the Company identified eight loans with an aggregate outstanding loan balance of $1,048,000 at June 30, 1994, which had been sold to the Federal Home Loan Mortgage Corporation and a loan sold to the Federal National Mortgage Corporation with a loan balance of $161,000 at June 30, 1994, which appeared to have involved broker fraud. During the year ended June 30, 1994, the Bank incurred approximately $116,000 in losses relating to warranty claims on two loans, and provided for $1,482,000. At June 30, 1994, the Bank had eight warranty loss claims pending and the estimated potential loss from these known claims totalled $651,000. The Company believes six of those eight claims are without merit and that only two, with an estimated liability of $133,000, have any merit. The Company's allowance for warranty losses was $1,366,000 at June 30, 1994, which management considers adequate. For the fiscal years 1993 and 1992, USM had losses of $456,000 and $111,000, respectively, under these guarantees.

        The following table summarizes certain information as to the loan servicing portfolios of USM and loans funded by USM at the dates and for the periods indicated.

                                                        Year Ended June 30,
                                                     ------------------------
                                                      1993*           1992
                                                      -----           ----
                                                          (In Thousands)
Loans funded......................................   $619,567        $714,156
Loans serviced for others at end of period........    720,354         405,896

_____________________
* Through June 1

        In January 1993, the Bank formed a new mortgage banking subsidiary based in Virginia named Union Financial Corp. ("UFC"). UFC originates, sells and services conventional single family residential loans through its main office. The principal sources of revenue for UFC are loan origination fees, gains (or losses) from the sale of loans, loan servicing fees and gains from the sale of loan servicing rights.

        The primary operation of the business of UFC is wholesale, which involves the origination of loans by mortgage brokers in UFC's name. Each loan submitted by a mortgage broker is accepted only after review by one of UFC's loan underwriters. UFC originates only conventional loans, although it is an approved FHA Direct endorsement and VA Automatic seller servicer. UFC's guidelines for underwriting conventional conforming loans complies with the underwriting criteria prescribed by FNMA and FHLMC. UFC originates other single-family residential loans with a view to resale to private mortgage investors, and in underwriting these loans, UFC utilizes guidelines and property standards specified by the various investors. UFC does not make loans with a loan-to-value ratio greater than 80% unless the portion of the loans in excess of an 80% ratio is covered by private mortgage insurance.

        UFC customarily sells all of the loans that it originates. Loans are generally sold to buyers in the secondary market on a non-recourse basis (except for limited recourse provisions which generally ran from 90 to 120 days from the date of sale), either as individual whole loans or as a packaged pool of loans.

        UFC services the mortgage loans it sells on a servicing retained basis. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, holding escrowed funds for payment of taxes and insurance, making inspections as required of the mortgage premises, contacting delinquent mortgagors, supervising foreclosures in the event of unremedied defaults, and generally administering the loans for the investors to whom they have been sold. UFC receives fees for servicing mortgage loans, generally ranging from 25 to 30 basis points per annum on the remaining principal balances of the loans. UFC accounts for the revenues associated with the sale of loans, in which servicing is retained, in conformity with the requirements of Statement of Financial Accounting Standards No. 65. This method requires that the contracted sales price be adjusted, for purposes of determining gain or loss on the sale, to provide for the recognition of a normal servicing fee over the estimated servicing lives of the loans. The amount of revenue recognized from the sale of loans is the estimated sales price that would have been obtained if a normal servicing rate had been negotiated. UFC determines this estimated sales price by adjusting the contracted sales price by the present value of the difference between the contractual and normal servicing fees over the estimated life of the loan. This adjustment results in a receivable which is realized through the receipt of the contractual servicing fee. During the 1994 fiscal year, UFC sold $413 million of loans, $328 million with the servicing included thereon.

        UFC's servicing portfolio is subject to reductions by reason of normal amortization, prepayment or foreclosure of outstanding loans and periodic sales of loan servicing rights.

        UFC sold a portion of the loan servicing rights associated with loans originated by UFC during the year. In general, the decision to buy or sell servicing rights is based upon management's assessment of UFC's current and future earnings objectives and the market value of servicing rights.

        Subsequent to the sale of the loans it originates, UFC remains potentially liable for losses incurred by a purchaser, including unpaid principal and interest, under certain representations and warranties made to the purchaser at the time of the sale. Under certain circumstances (for example, when the debtor made fraudulent misrepresentations to UFC in the origination process), UFC may become liable for a purchaser's losses on a defaulted loan, regardless of whether the loan is recourse or nonrecourse, if there has been a breach of the representations and warranties made to the purchaser by UFC. For fiscal 1994, UFC had no losses under these guarantees.

        UFC's operations during the year resulted in a profit of $29,000. The following table summarizes the operations of UFC for the year ended June 30, 1994:

                                                        (Dollars in thousands)
Gross income,
  principally fees on loans........................           $  3,755
Operating expenses,
  principally personnel expenses...................              3,711
                                                              --------
Income before taxes................................                 44
Income tax.........................................                 15
                                                              --------
Net income.........................................           $     29
                                                              ========
Loans funded.......................................           $419,907
Loans sold.........................................           $413,129
Servicing portfolio
  at June 30, 1994.................................           $ 44,800

        As described above with respect to USM, UFC has potential liability under representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights at the time of the sale of the mortgage loan or servicing rights. If there has been a breach of such representations or warranties, UFC may become liable for the unpaid principal and interest on defaulted loans (whether recourse or nonrecourse). UFC had no losses under these guarantees during the 1994 fiscal year.

        UNIFIN Inc. ("UNIFIN") is engaged in the development of real estate. Currently UNIFIN owns and is developing a duplex condominium project on a 17-acre tract in north Evansville. At June 30, 1994, the project was approximately 80% complete, with 42 units constructed and sold. The project currently has four units under construction. At June 30, 1994, the Bank's total equity investment in the project was $174,000. The Bank also had unsecured loans to UNIFIN of $132,000 and secured loans of $671,000. The project was originally scheduled to be completed in 1991. Sales have been slower than projected, however, and management now expects completion of the project to be delayed until at least 1996.

        Management's policy since inception of the project has been to have a maximum of four units under construction or completed and held for sale at any one time. This restriction has minimized carrying costs and limited UNIFIN's risk in this project. Also, due to the slower than anticipated sales, carrying costs, including interest of the project, are currently being capitalized only on units under construction or held for sale.

        Real estate development activities involve risks that could have an adverse effect on the profitability of the Bank. UNIFIN has incurred certain costs to acquire land, develop the site, commence construction, and engage in marketing activities. The construction phase for this project is approximately 80% complete, and the Bank had $245,000 in unallocated development costs as of June 30, 1994. To the extent some or all of the remaining individual units are not constructed and/or sold, the unallocated development costs relating to such units would have to be written off.

        In addition to the risks involved in real estate development activities, pursuant to FIRREA, for purposes of determining its capital requirements, the Bank is required to deduct from capital certain investments in and loans to UNIFIN. FIRREA provides a transitional rule that phases in the deduction over a five-year period for investments in and certain loans to UNIFIN for its real estate development activities as of April 12, 1989. Loans to and investments in UNIFIN for such activities after that date are required to be totally deducted from capital in determining the Bank's capital requirements. Thus, as of June 30, 1994, the Bank deducted from its capital its total investment in and loans to UNIFIN. See "Regulation--Regulatory Capital."

        Community Insurance Associates, Inc. ("CIA") is engaged in the sale of property, life and casualty insurance, and tax-deferred annuities and securities. Included in CIA is the Annuity and Securities Sales Division ("MOSI Division"). The MOSI Division, which is the securities brokerage division of the subsidiary, sells products through Marketing One Securities, Incorporated, a company not affiliated with the Bank. In December 1989 and June 1993, CIA paid dividends of $400,000 and $500,000, respectively, to the Bank. CIA paid no dividends to the Bank in fiscal year 1994. At June 30, 1994, the Bank had an equity investment in CIA of $89,000.

        Pedcor Investments ("Pedcor"). The Bank is a 24.75% limited partner in Pedcor, a limited partnership organized to build, own and operate a 208 unit apartment complex in Indianapolis, Indiana. The project, operated as a multi-family, low income housing project, qualifies for low income housing tax credits. The project is complete and performing as planned. The Bank committed to invest approximately $1.4 million at inception. As of June 30, 1994, the Bank had a $515,000 net investment in Pedcor with four additional annual capital contributions totaling $398,000 remaining to be paid by the Bank. The additional contributions will be used for operating and other expenses of the partnership. These payments are contingent upon the Bank not exercising a put option which would require the general partners to buy out the Bank's interest in the partnership for a nominal amount.

        The Bank has been informed by the OTS that this investment is permissible for a national bank and, as such, is not required to be deducted from capital for regulatory purposes.

Competition

        The Bank faces strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks and mortgage bankers making loans secured by real estate located in the Bank's market areas. Commercial banks and finance companies provide vigorous competition in consumer lending.

        The Bank attracts all of its deposits through its branch offices, primarily from the communities in which those branch offices are located; therefore, competition for those deposits is principally from other savings institutions and commercial banks located in the same communities. The Bank competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, and convenient branch locations with interbranch deposit and withdrawal privileges at each. Automated teller machine ("ATM") facilities are available at most branch locations.

        The Bank considers its primary market area to be the Greater Evansville Metropolitan Area, which is composed of Warrick, Posey, Vanderburgh and Gibson Counties, Indiana, and Henderson County, Kentucky. As of June 30, 1994, there were approximately 36 financial institutions serving the Bank's primary market area. The Bank estimates its share of the savings market in its primary market area to be less than 10%. The Bank also has branches in and serves Bartholomew County, Indiana and the communities of Jasper and Shelbyville, Indiana and Mt. Carmel, Illinois.

        Competition has increased in recent years due to changes in Indiana law permitting (1) state wide branching by national and state banks and savings associations and (2) nationwide acquisitions on a reciprocal basis of and by Indiana bank and bank holding companies.

        In addition, Indiana law permits acquisitions of certain federal and state SAIF-insured savings associations and their holding companies located in Indiana, Ohio, Kentucky, Illinois, and Michigan (the "District") by other savings associations located in the District. The Indiana statute also authorizes Indiana savings associations to acquire other savings associations in the District.

        Unlike prior federal law which permitted bank holding companies to acquire only failing savings associations, FIRREA now permits bank holding companies to acquire healthy savings associations. Savings associations may also acquire banks under federal law. See "Regulation--Acquisitions or Dispositions." To date, several bank holding company/healthy savings association acquisitions in Indiana have been completed. Affiliations between banks and healthy savings associations based in Indiana may also increase the competition faced by the Bank.

Employees

        At June 30, 1994, the Bank and its subsidiaries had a total of 236 employees, including 59 part-time employees. The Bank's employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

                                  REGULATION

General

        The Bank, as a federally chartered savings bank, is a member of the Federal Home Loan Bank System ("FHLB System") and its deposits are insured by the FDIC. The Bank is subject to extensive regulation by the OTS. Federal associations may not enter into certain transactions unless certain regulatory tests are met or they obtain prior governmental approval and the associations must file reports with these governmental agencies about their activities and their financial condition. Periodic compliance examinations of the Bank are conducted by the OTS which has, in conjunction with the FDIC in certain situations, examination and enforcement powers. This supervision and regulation are intended primarily for the protection of depositors and federal deposit insurance funds. The Bank is also subject to certain reserve requirements under regulations of the Board of Governors of the Federal Reserve System ("FRB").

        In November, 1993, the Clinton Administration announced that it is considering legislation that would consolidate the supervision and regulation of all U.S. financial institutions in one administrative body (the "Clinton Legislation"). It cannot be predicted with certainty whether or when the Clinton Legislation will be enacted or the extent to which the Bank would be affected thereby.

        An OTS regulation establishes a schedule for the assessment of fees upon all savings associations to fund the operations of the OTS. The regulation also establishes a schedule of fees for the various types of applications and filings made by savings associations with the OTS. The general assessment, to be paid on a semiannual basis, is based upon the savings association's total assets, including consolidated subsidiaries, as reported in a recent quarterly thrift financial report. Currently, the assessment rates range from .0172761% of assets for associations with assets of $67 million or less to .0045864% for associations with assets in excess of $35 billion. The Bank's semiannual assessment under this assessment scheme, based upon its total assets at March 31, 1994, was $53,800.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FedICIA") became effective December 19, 1991. Among other things FedICIA requires that on-site examinations of the Bank by the OTS occur at least once every 12 months (unless the FDIC has conducted a full-scope examination during the period in question). FedICIA also authorizes the FDIC to assess insured institutions for the cost of FDIC examinations and requires the OTS to assess federal associations for the costs of its examinations.

        FedICIA also requires the Bank's management to file annual reports on the financial condition of the Bank with the FDIC and OTS for any fiscal year in which the Bank has $500 million or more in assets at the beginning of such fiscal year. A related provision mandates annual audits (of the Bank or the Holding Company) by independent accountants and the establishment of an audit committee of outside directors (which the Bank already has). The auditors will be required to attest to certain information provided by management in the annual report, which will be publicly available.

        Pursuant to FedICIA, the OTS is required to prescribe standards for federally insured savings associations related to (a) internal controls, information systems and internal audit systems; (b) loan documentation; (c) credit underwriting; (d) interest rate exposure; (e) asset growth; and (f) compensation, fees and benefits. The compensation standards must prohibit as an unsafe and unsound practice any employment contract, compensation or benefit agreement, fee arrangement, perquisite, stock option plan, post-employment benefit or other compensatory arrangement that would provide any executive officer, employee, director or principal shareholder with excessive compensation, fees or benefits or that could lead to material financial loss to the institution. The OTS is also charged by FedICIA with prescribing standards for federally insured savings associations and their holding companies specifying (a) a maximum ratio of classified assets to capital; (b) minimum earnings sufficient to absorb losses without impairing capital; and (c) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of the association or its holding company. The OTS, along with the other banking agencies with respect to similar standards they must establish, proposed regulations relating to such standards. The impact of these standards on the operations of the Bank cannot be ascertained until the final regulations are issued.

        FedICIA also requires the OTS and other federal banking agencies to develop jointly a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in financial statements or reports required to be filed with the federal banking agencies.

        FedICIA also included the Truth in Savings Act, which requires the FRB to establish regulations providing for clear and uniform disclosure of the rates, fees and terms of deposit accounts. The FRB has adopted regulations, which became effective June 21, 1993, requiring a specific disclosure before an account is opened, in regularly provided statements and in advertisements, announcements and solicitations initiated by a depository institution. The regulations prescribe detailed disclosure of deposit account yield information, minimum balance requirements and fee impact on the yield. The regulations also establish certain recordkeeping requirements.

Federal Home Loan Bank System

        The Bank is a member of the FHLB System, which consists of 12 regional banks. The Federal Housing Finance Board ("FHFB"), an independent agency, controls the FHLB System including the FHLB of Indianapolis. The FHLB System provides a central credit facility primarily for member savings associations and other member financial institutions. The Bank is required to hold shares of capital stock in the FHLB of Indianapolis in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations at the end of each calendar year, .3% of its assets or 1/20 (or such greater fraction established by the

FHLB) of outstanding FHLB advances, commitments, lines of credit and letters of credit. The Bank is currently in compliance with this requirement. At June 30, 1994, the Bank's investment in stock of the FHLB of Indianapolis was $6.1 million.

        In past years, the Bank received dividends on its FHLB stock. Certain provisions of FIRREA require all 12 FHLB's to provide funds for the resolution of troubled savings associations and to establish affordable housing programs through direct loans or interest subsidies on advances to members to be used for lending at subsidized interest rates for low-and moderate-income, owner-occupied housing projects, affordable rental housing, and certain other community projects. These contributions and obligations could adversely affect the value of FHLB stock in the future. For the year ending June 30, 1994, dividends paid to the Bank totaled $329,485, for an annual rate of 5.72%. A reduction in value of such stock may result in a corresponding reduction in the Bank's capital.

        The FHLB of Indianapolis serves as a reserve or central bank for member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Indianapolis.

        All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. FIRREA prescribes eligible collateral as first mortgage loans less than 90 days delinquent or securities evidencing interests therein, securities (including mortgage-backed securities) issued, insured or guaranteed by the federal government or any agency thereof, FHLB deposits and, to a limited extent, real estate with readily ascertainable value in which a perfected security interest may be obtained. Other forms of collateral may be accepted as over collateralization or, under certain circumstances, to renew advances outstanding on the date of enactment of FIRREA. All long-term advances are required to provide funds for residential home financing and the FHLB has established standards of community service that members must meet to maintain access to long-term advances.

        Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing. Under current law, savings associations which cease to be Qualified Thrift Lenders are ineligible to receive advances from their FHLB.

Liquidity

        For each calendar month, the Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to an amount not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings during the preceding calendar month. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions and is currently 5%. OTS regulations also require each member savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and short-term borrowings during the preceding calendar month. Monetary penalties may be imposed for failure to meet these liquidity requirements. The daily average liquidity of the Bank for June, 1994, was 8.0% which exceeded the then applicable 5% liquidity requirement. Its average short-term liquidity ratio for June, 1994, was 4.7%. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

Real Estate Lending Standards

        OTS regulations require savings associations to establish and maintain written internal real estate lending policies. Each association's lending policies must be consistent with safe and sound banking practices and appropriate to the size of the association and the name and scope of its operations. The policies must establish loan portfolio diversification standards; establish prudent underwriting standards, including loan-to-value limits, that are clear and measurable; establish loan administration procedures for the association's real estate portfolio; and establish documentation, approval, and reporting requirements to monitor compliance with the association's real estate lending policies.

        The association's written real estate lending policies must be reviewed and approved by the association's board of directors at least annually. Further, each association is expected to monitor conditions in its real estate market to ensure that its lending policies continue to be appropriate for current market conditions.

Insurance of Deposits

        The FDIC administers two separate insurance funds, which are not commingled: one primarily for federally insured banks ("BIF") and one primarily for federally insured savings associations ("SAIF"). As the federal insurer of deposits of savings associations, the FDIC determines whether to grant insurance to newly-chartered savings associations, has authority to prohibit unsafe or unsound activities and has enforcement powers over savings associations (usually in conjunction with the OTS or on its own if the OTS does not undertake enforcement action).

        Deposit accounts in the Bank are generally insured by the SAIF to a maximum of $100,000 for each insured depositor. As a condition to such insurance, the FDIC is authorized to issue regulations and, in conjunction with OTS, conduct examinations and generally supervise the operations of its insured members. This supervision extends to a comprehensive regulatory scheme governing, among other things, the form of deposit instruments issued by savings associations, and certain aspects of their lending activities, including appraisal requirements, private mortgage insurance coverage and lending authority.

        Effective January 1, 1993, the FDIC adopted a final rule that implements a transitional risk-based assessment system whereby a base insurance premium, yet unspecified, will be adjusted according to the capital category and subcategory of an institution to one of three capital categories consisting of
(1) well capitalized, (2) adequately capitalized, or (3) undercapitalized, and one of three subcategories consisting of (a) healthy, (b) supervisory concern, or (c) substantial supervisory concern. An institution's assessment rate will depend on the capital category and supervisory category to which it is assigned. Assessment rates will range from 23 basis points for an institution in the highest category (i.e., well capitalized) to 31 basis points for an institution in the lowest category (i.e., undercapitalized and substantial supervisory concern). The supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. The Bank's deposit insurance assessments may increase depending upon the category and subcategory, if any, to which the Bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the earnings of the Bank.

        When the Resolution Trust Corporation's (the "RTC's") new case resolution authority expires in 1995, the SAIF will assume jurisdiction over, and the financial responsibility for, the resolution over all new troubled associations, and will have responsibility for resolution of certain troubled institutions prior to that time. In the absence of adequate funding, the current SAIF insurance premium assessment schedule could rise to pay for the resolution of troubled institutions. Moreover, since the reserve ratio of BIF is currently higher than that of SAIF, it is anticipated that BIF premiums may start declining in the next year or so. Such events could cause disparity between the assessment rates of SAIF and BIF members. While the magnitude of the competitive advantage of BIF-insured institutions and its impact on the Bank's results of operations, cannot be determined at this time, a significant increase in SAIF premiums or decrease in BIF premium could place the Bank at a material competitive disadvantage. In any case, a material increase in SAIF premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank.

        Until the SAIF is recapitalized such that it reaches a 1.25% reserve ratio (the "SAIF Capitalization Date"), banks and savings associations are generally barred from switching insurance funds. There are limited exceptions, such as when a bank acquires a savings association in default or in danger of default, if the benefits to the SAIF or the RTC equal or exceed the assessment income that will be lost during the moratorium. After the SAIF Capitalization Date, any insured depository institution may switch insurance funds, but only after paying an exit fee to the old fund and an entrance fee to the new fund. See "--Acquisitions and Dispositions." Notwithstanding the foregoing, FIRREA does not prohibit savings association to bank charter conversions during the moratorium, as long as SAIF premiums continue to be paid.

Regulatory Capital

        Regulations under FIRREA have established three separate minimum capital-to-assets requirements: (i) a leverage limit, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement. The leverage limit requires that savings associations maintain "core capital" of at least 3% of total assets. Core capital is generally defined as common stockholders' equity (including retained income), noncumulative perpetual preferred stock and related surplus, certain minority equity interests in subsidiaries, qualifying supervisory goodwill (on a declining basis until 1995), purchased mortgage servicing rights and purchased credit card relationships (which may be included in an amount up to 50% of core capital, but which are to be reported on an association's balance sheet at the lesser of 90% of their fair market value or 100% of their remaining unamortized book value), less nonqualifying intangibles. Under the tangible capital requirement, a savings association must maintain tangible capital (core capital less all intangible assets except purchased mortgage servicing rights and purchased credit card relationships which may be included after making the above-noted adjustments) of at least 1.5% of total assets. Under the risk-based capital requirements, a minimum amount of capital must be maintained by a savings association to account for the relative risks inherent in the type and amount of assets held by the savings association. Currently, the risk-based capital requirement requires a savings association to maintain capital (defined generally for these purposes as core capital plus general valuation allowances and permanent or maturing capital instruments such as preferred stock and subordinated debt less assets required to be deducted) equal to 8.0% of risk-weighted assets. Assets are ranked as to risk in one of four categories (0-100%) with a credit risk-free asset such as cash requiring no risk-based capital and an asset with a significant credit risk such as a non-accrual loan being assigned a factor of 100%. At June 30, 1994, based on the capital standards then in effect, the Bank was in compliance with the capital requirements mandated by FIRREA.

        The Comptroller of the Currency, effective December 31, 1990, adopted a new minimum leverage ratio of 3% Tier 1 capital-to-total assets for the highest rated national banks, with an additional requirement of 100 to 200 basis points for all other national banks. FIRREA requires that the capital standards for savings associations be no less stringent than those applicable to national banks. Accordingly, the OTS has proposed revised capital regulations imposing a minimum core capital requirement of 3% for the highest rated savings associations, with an additional requirement of 100 to 200 basis points for all other savings associations. These regulations have not become effective and there can be no assurance as to whether, or in what form, such regulations will be adopted.

        The OTS has issued a final rule (which becomes effective September 30, 1994) which sets forth the methodology for calculating an interest rate risk component to be incorporated into the OTS regulatory capital rule. Under the new rule, only savings associations with above normal interest rate risk (institutions whose portfolio equity would decline in value by more than 2% of assets in the event of a hypothetical 200-basis-point move in interest rates) will be required to maintain additional capital for interest rate risk under the risk-based capital framework. An institution with an "above normal" level of exposure will have to maintain additional capital equal to one half the difference between its measured interest rate risk (the most adverse change in the market value of its portfolio resulting from a 200-basis-point move in interest rates divided by the estimated market value of its assets) and 2%, times the market value of its assets. That dollar amount of capital is in addition to an institution's existing risk-based capital requirement.

        If an association is not in compliance with the capital requirements imposed by FIRREA the OTS is required to prohibit asset growth and to impose a capital directive that may restrict, among other things, the payment of dividends and officers' compensation. In addition to the specific sanctions provided in FIRREA for failing to meet the capital requirements, the OTS and the FDIC generally are authorized to take enforcement actions against a savings association that fails to meet its capital requirements, which actions may include restrictions on operations and banking activities, the imposition of a capital directive, a cease and desist order, civil money penalties or harsher measures such as the appointment of a receiver or conservator or a forced merger into another institution.

        In FedICIA, certain regulatory action is mandated or recommended for savings associations that are deemed to be well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. At each successively lower capital category, an institution is subject to more restrictive and numerous mandatory or discretionary regulatory actions or limits, and the OTS has less flexibility in determining how to resolve the problems of the institution. OTS regulations define these capital levels as follows: (1) well-capitalized associations must have total risk-based capital of at least 10%, core risk-based capital (consisting only of items that qualify for inclusion in core capital) of at least 6% and a leverage ratio of at least 5% and are not subject to any order or written directive of the OTS to maintain a specific capital level for any capital measure; (2) adequately capitalized associations are those that meet the regulatory minimum of total risk-based capital of 8%, core risk-based capital of 4% and a leverage ratio of 4% (except for institutions receiving the highest examination rating, in which case the requirement is 3%), but which are not well capitalized; (3) undercapitalized associations are those that do not meet the requirements for adequately capitalized associations, but that are not significantly undercapitalized; (4) significantly undercapitalized associations have total risk-based capital of less than 6%, core risk-based capital of less than 3% and a leverage ratio of less than 3%; and (5) critically undercapitalized associations are those with tangible capital of less than 2% of total assets. In addition, the OTS can downgrade an association's designation notwithstanding its capital level, based on less than satisfactory examination ratings in areas other than capital or if the institution is deemed to be in an unsafe or unsound condition. Each undercapitalized association must submit a capital restoration plan to the OTS within 45 days after it becomes undercapitalized. Such institution will be subject to increased monitoring and asset growth restrictions and will be required to obtain prior approval for acquisitions, branching and engaging in new lines of business. Significantly undercapitalized institutions must restrict the payment of bonuses and raises to their senior executive officers. Furthermore, a critically undercapitalized institution must be placed in conservatorship or receivership within 90 days after reaching such capitalization level, except under limited circumstances. It will also be prohibited from making payments on any subordinated debt securities without the prior approval of the FDIC and will be subject to significant additional operating restrictions. The Bank's capital at June 30, 1994, meets the standards for a well-capitalized association.

        FedICIA prohibits an insured institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. In addition, each company controlling an undercapitalized institution must guarantee that the institution will comply with its capital plan until the institution has been adequately capitalized on an average during each of four consecutive calendar quarters and must provide adequate assurances of performance. The aggregate liability pursuant to such guarantee is limited to the lesser of (a) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution at the time the institution fails to comply with its capital restoration plan.

Capital Distributions Regulation

        An OTS regulation imposes limitations upon all "capital distributions" by savings associations, including cash dividends, payments by an institution to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulation establishes a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized institutions. A savings association which has total capital (immediately prior to and after giving effect to the capital distribution) that is at least equal to its fully phased-in capital requirements would be a Tier 1 institution ("Tier 1 Institution"). An institution that has total capital at least equal to its minimum capital requirements, but less than its fully phased-in capital requirements, would be a Tier 2 institution ("Tier 2 Institution"). An institution having total capital that is less than its minimum capital requirements would be a Tier 3 institution ("Tier 3 Institution"). However, an institution which otherwise qualifies as a Tier 1 institution may be designated by the OTS as a Tier 2 or Tier 3 institution if the OTS determines that the institution is in need of more than normal supervision. The Bank is currently a Tier 1 Institution.

        A Tier 1 Institution could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half its "surplus capital ratio" (the excess over its Fully Phased-in Capital Requirements) at the beginning of the calendar year. Any additional amount of capital distributions would require prior regulatory approval.

Federal Reserve System

        Under FRB regulations, the Bank is required to maintain reserves against its transaction accounts (primarily checking and NOW accounts) and non-personal money market deposit accounts. These regulations generally require that reserves be maintained against transaction accounts in the amount of 3% of the total of such accounts up to $51.9 million (subject to adjustment by the FRB), plus 10% (subject to adjustment by the FRB between 8% and 14%) of the total in excess of $51.9 million. In addition, a reserve of 3% (subject to adjustment by the FRB between 0% and 9%) must be maintained on non-personal money market deposit accounts that have original maturities of less than one and one-half years. No reserve is required to be maintained on non-personal time deposits. Current law permits savings associations to designate and exempt $4.0 million of reservable liabilities from these reserve requirements. The effect of these reserve requirements is to increase the Bank's cost of funds. The Bank is in compliance with its reserve requirements.

        A federal savings association, like other depository institutions maintaining reservable accounts, may borrow from the Federal Reserve Bank "discount window," but the FRB's regulations require the savings association to exhaust other reasonable alternative sources, including borrowing from its regional FHLB, before borrowing from the Federal Reserve Bank. FedICIA imposes certain limitations on the ability of undercapitalized depository institutions to borrow from Federal Reserve Banks.

Transactions with Affiliates

        Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. In a holding company context, the parent holding company of a savings association (such as the Holding Company) and any companies controlled by such parent holding company are affiliates of the savings association. The subsidiaries of a savings association, however, are not deemed affiliates under Section 23A and 23B; however, transactions between a subsidiary of a savings association and any of the affiliates of a savings association are subject to the requirements and limitations of Sections 23A and 23B.

        Generally, Sections 23A and 23B (i) limit the extent to which the savings association or its subsidiaries may engage in covered transactions with any one affiliate to an amount equal to 10% of such association's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a non-affiliate. The term covered transaction includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions.

        In addition to the restrictions imposed by Sections 23A and 23B, FIRREA provides that no savings association may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes, or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

        FIRREA also extended to savings associations the restrictions contained in Section 22(h) of the Federal Reserve Act on loans to executive officers, directors and principal shareholders. Under Section 22(h), loans to an executive officer and to a greater than 10% shareholder of a savings association (18% in the case of institutions located in an area with less than 30,000 in population), and certain affiliated entities of either, may not exceed together with all other outstanding loans to such person and affiliated entities the association's loan-to-one-borrower limit as established by FIRREA (generally equal to 15% of the institution's unimpaired capital and surplus and an additional 10% of such capital and surplus for loans fully secured by certain readily marketable collateral). Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and greater than 10% shareholders of a savings association, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the association with any "interested" director not participating in the voting. Currently, the FRB requires board of director approval for loans to directors, officers, and 10% shareholders (including all other outstanding loans to such persons) above the greater of $25,000 or 5% of capital and surplus (up to $500,000). Further, the FRB requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as offered in comparable transactions to other unaffiliated parties. FedICIA also extends to federal savings associations certain additional limitations found in Section 22(g) of the Federal Reserve Act on loans made to executive officers.

Holding Company Regulation

        The Holding Company is regulated as a "non-diversified unitary savings and loan holding company" within the meaning of the Home Owners' Loan Act, as amended ("HOLA"), and subject to regulatory oversight of the Director of the OTS. As such, the Holding Company is registered with the OTS and thereby subject to OTS regulations, examinations, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Holding Company and with other companies affiliated with the Holding Company.

        HOLA generally prohibits a savings and loan holding company, without prior approval of the Director of the OTS, from (i) acquiring control of any other savings association or savings and loan holding company or controlling the assets thereof or (ii) acquiring or retaining more than 5 percent of the voting shares of a savings association or holding company thereof which is not a subsidiary. Additionally, under certain circumstances a savings and loan hold company is permitted to acquire, with the approval of the Director of the OTS, up to 15 percent of previously unissued voting shares of an under-capitalized savings association for cash without that savings association being deemed controlled by the holding company. Except with the prior approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may also acquire control of any savings institution, other than a subsidiary institution, or any other savings and loan holding company.

        The Holding Company's Board of Directors presently intends to operate the Holding Company as a unitary savings and loan holding company. There are generally no restrictions on the permissible business activities of a unitary savings and loan holding company. However, if the Director of OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness, or stability of its subsidiary savings association, the Director of the OTS may impose such restrictions as deemed necessary to address such risk and limiting (i) payment of dividends by the savings association, (ii) transactions between the savings association and its affiliates, and (iii) any activities of the savings association that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings association.

        Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings association subsidiary of such a holding company fails to meet the Qualified Thrift Lender
(QTL) test, then such unitary holding company would become subject to the activities restrictions applicable to multiple holding companies. (Additional restrictions on securing advances from the FHLB also apply). See "--Qualified Thrift Lender." At June 30, 1994, the Bank's asset composition was in excess of that required to qualify the Bank as a Qualified Thrift Lender.

        If the Holding Company were to acquire control of another savings institution other than through a merger or other business combination with the Bank, the Holding Company would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings association meets the QTL test, the activities of the Holding Company and any of its subsidiaries (other than the Bank or other subsidiary savings associations) would thereafter be subject to further restrictions. HOLA provides that, among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings association shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity other than
(i) furnishing or performing management services for a subsidiary savings association, (ii) conducting an insurance agency or escrow business, (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution, (iv) holding or managing properties used or occupied by a subsidiary savings institution, (v) acting as trustee under deeds of trust,
(vi) those activities previously directly authorized by the FSLIC by regulation as of March 5, 1987, to be engaged in by multiple holding companies or (vii) those activities authorized by the FRB as permissible for bank holding companies, unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies. Those activities described in (vii) above must also be approved by the Director of the OTS prior to being engaged in by a multiple holding company.

        The Director of the OTS may also approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state, if the multiple savings and loan holding company involved controls a savings association which operated a home or branch office in the state of the association to be acquired as of March 5, 1987, or if the laws of the state in which the institution to be acquired is located specifically permit institutions to be acquired by state-chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions). Also, the Director of the OTS may approve an acquisition resulting in a multiple savings and loan holding company controlling savings associations in more than one state in the case of certain emergency thrift acquisitions.

Federal Securities Law

        The shares of Common Stock of the Holding Company are registered with the SEC under the 1934 Act. The Holding Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the 1934 Act and the rules of the SEC thereunder.

        Shares of Common Stock held by persons who are affiliates of the Holding Company may not be resold without registration or unless sold in accordance with the resale restrictions of Rule 144 under the 1933 Act. If the Holding Company meets the current public information requirements under Rule 144, each affiliate of the Holding Company who complies with the other conditions of Rule 144 (including the two-year holding period and those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Holding Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Qualified Thrift Lender

        Under current OTS regulations, the QTL test requires that a savings association have at least 65% of its portfolio assets invested in "qualified thrift investments" on a monthly average basis in 9 out of every 12 months. Qualified thrift investments under the QTL test include: (i) loans made to purchase, refinance, construct, improve or repair domestic residential housing or manufactured housing; (ii) home equity loans; (iii) mortgage-backed securities; (iv) direct or indirect existing obligations of either the FDIC or the FSLIC for ten years from the date of issuance, if issued prior to July 1, 1989; (v) obligations of the FDIC, FSLIC, FSLIC Resolution Fund and the Resolution Trust Corporation for a five year period from July 1, 1989, if issued after such date; (vi) FHLB stock; (vii) 50% of the dollar amount of residential mortgage loans originated and sold within 90 days of origination;
(viii) investments in service corporations that derive at least 80% of their gross revenues from activities directly related to purchasing, refinancing, constructing, improving or repairing domestic residential real estate or manufactured housing; (ix) 200% of the dollar amount of loans and investments made to acquire, develop and construct one to four-family residences that are valued at no more than 60% of the median value of homes constructed in the area; (x) 200% of the dollar amount of loans for the acquisition or improvement of residential real property, churches, schools, and nursing homes located within, and loans for any purpose to any small business located within, an area where credit needs of its low and moderate income residents are determined not to have been adequately met; (xi) loans for the purchase, construction, improvement or upkeep of churches, schools, nursing homes and hospitals not qualified under (x); (xii) up to 10% of portfolio assets held in consumer loans or loans for educational purposes; and (xiii) FHLMC and FNMA stock. However, the aggregate amount of investments in categories (vii)-(xiii) which may be taken into account for the purpose of whether an institution meets the new QTL test cannot exceed 15% of portfolio assets. Portfolio assets under the new QTL test include all of an association's assets less (i) goodwill and other intangibles, (ii) the value of property used by the association to conduct its business, and (iii) its liquid assets as required to be maintained under law up to 20% of total assets.

        A savings association which fails to meet the QTL test must either convert to a bank (but its deposit insurance assessments and payments will be those of and paid to SAIF) or be subject to the following penalties: (i) it may not enter into any new activity except for those permissible for a national bank and for a savings association; (ii) its branching activities shall be limited to those of a national bank; (iii) it shall not be eligible for any new FHLB advances; and (iv) it shall be bound by regulations applicable to national banks respecting payment of dividends. Three years after failing the QTL test the association must (i) dispose of any investment or activity not permissible for a national bank and a savings association and (ii) repay all outstanding FHLB advances. If such a savings association is controlled by a savings and loan holding company, then such holding company must, within a prescribed time period, become registered as a bank holding company and become subject to all rules and regulations applicable to bank holding companies (including restrictions as to the scope of permissible business activities).

        A savings association failing to meet the QTL test may requalify as a QTL if it thereafter meets the QTL test. In the event of such requalification it shall not be subject to the penalties described above. A savings association which subsequently again fails to qualify under either the QTL test shall become subject to all of the described penalties without application of any waiting period.

        At June 30, 1994, 93.0% of the Bank's portfolio assets (as defined on that date) were invested in qualified thrift investments (as defined on that date), and therefore the Bank's asset composition was in excess of that required to qualify the Bank as a QTL. Also, the Bank does not expect to significantly change its lending or investment activities in the near future, and therefore expects to continue to qualify as a QTL, although there can be no such assurance.

Acquisitions or Dispositions

        FIRREA amended provisions of the Bank Holding Company Act of 1956, as amended, to specifically authorize a bank holding company, upon receipt of appropriate approvals from the FRB and the Director of the OTS, to acquire control of any savings association or holding company thereof wherever located. Similarly, a savings and loan holding company may now acquire control of a bank. Moreover, FedICIA provides that, subject to the five-year moratorium provisions concerning conversions of SAIF to BIF members and vice versa, federal savings associations may acquire or be acquired by any insured depository institution. Tandem restrictions on operations of savings association and bank affiliates were also eliminated by FIRREA. Pursuant to rules promulgated by the FRB pursuant to FIRREA, a savings association acquired by a bank holding company (i) may, so long as the savings association continues to meet the QTL test, continue to branch to the same extent as permitted to other non-affiliated savings associations similarly chartered in the state, and
(ii) cannot continue any non-banking activities not authorized for bank holding companies. Savings associations acquired by a bank holding company may, if located in a state where the bank holding company is legally authorized to acquire a bank, be converted to the status of a bank but deposit insurance assessments and payments continue to be paid by the association to the SAIF. A savings association so converted to a bank becomes subject to the branching restrictions applicable to banks. Also, under FedICIA, any insured depository institution may merge with, acquire the assets of, or assume the liabilities of any other insured depository institution with the appropriate regulatory approvals if (i) continued payments of deposit insurance are made on the acquired savings association's deposits (including an assumed rate of growth in such deposits) to SAIF (if the acquired institution was a SAIF member) or to BIF (if the acquired institution was a BIF member), (ii) the acquiring institution and any holding company in control thereof meet all applicable capital requirements at the time of the transaction, and (iii) if the acquiring institution is a BIF member, the transaction meets the Douglas amendment requirements of 3(d) of the Bank Holding Company Act of 1956.

        A bank or savings association may sell branches and transfer deposit liabilities to a savings association or bank that is a member of an insurance fund which differs from the fund of the transferor without violating the 5-year moratorium on switching insurance funds that is described above in "--Insurance of Deposits." To be permitted, the transfer must be approved by the FDIC and the amount of deposits transferred must not exceed 35% of the lesser of (a) the transferor's deposits as of May 1, 1989 (plus net interest on those accounts) or (b) the transferor's total deposits on the date of transfer, FIRREA requires exit and entrance fees in connection with such dispositions. Currently, the SAIF to BIF exit fee is .90% of the deposit base being transferred, and the SAIF to BIF entrance fee is BIF's reserve ratio (the ratio of the net worth of BIF to the value of the aggregate total domestic deposits held in BIF) times the deposit base being transferred. There are also special entrance and exit fees for insured deposits transfers in failed savings association resolutions. The resulting or acquiring institution is liable for the fees.

        Subject to certain exceptions, commonly controlled banks and savings associations must reimburse the FDIC for any losses suffered in connection with a failed bank or savings association affiliate. Institutions are commonly controlled if one is owned by another or if both are owned by the same holding company. Such claims by the FDIC under this provision are subordinate to claims of depositors, secured creditors, and holders of subordinated debt, other than affiliates.

Branching

        The OTS has adopted regulations which permit nationwide branching to the extent permitted by federal statute. Federal statutes permit federal savings associations to branch outside of their home state if the association meets the domestic building and loan test in (S)7701(a)(19) of the Internal Revenue Code of 1986, as amended (the "Code") or the asset composition test of (S)7701(c) of the Code. Branching that would result in the formation of a multiple savings and loan holding company controlling savings associations in more than one state are permitted if the law of the state in which the savings association to be acquired is located specifically authorizes acquisition of its state-chartered associations by state-chartered associations or their holding companies in the state where the acquired association or holding company is located.

        Legislation has been introduced in both houses of Congress that would permit banks to branch on a nationwide basis and their holding companies to acquire banks, wherever situated, without regard to the laws of the individual states. It is uncertain whether or when such interstate banking legislation may be passed, and, if passed, what the final contents of such legislation will be. If passed, however, such legislation may result in increased competition within the Bank's market area.

Community Reinvestment Act Matters

        Under FIRREA, ratings of depository institutions under the Community Reinvestment Act of 1977 ("CRA") must be disclosed. The disclosure includes both a four-unit descriptive rating -- using terms such as satisfactory and unsatisfactory -- and a written evaluation of each institution's performance. Each FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLBs. The standards take into account a member's performance under the Community Reinvestment Act and its record of lending to first-time home buyers. The FHLBs have established an "Affordable Housing Program" to subsidize the interest rate of advances to member associations engaged in lending for long-term, low- and moderate-income, owner-occupied and affordable rental housing at subsidized rates. The examiners have determined that the Bank has a satisfactory record of meeting community credit needs.

                                   TAXATION

Federal Taxation

        Savings associations, such as the Bank, are permitted to compute bad debt deductions using either the bank experience method or the percentage of taxable income method. In the case of the percentage of taxable income method, the portion of taxable income (as specially adjusted for purposes of application of this method) that may be deducted as an addition to a reserve for bad debts is set at 8%. Any savings association which holds 60% of its assets in qualifying assets, defined as loans which are secured by an interest in improved real property or secured by an interest in real property that is to be improved out of the proceeds of the loan, will be eligible for the full 8% of taxable income deduction. The 8% amount must be reduced (but not below zero) by the amount determined to be a reasonable addition to the reserve for losses on nonqualifying loans. Reserves for nonqualifying loans are computed on the basis of a six-year moving average of the Bank's own experience.

        The excess of the percentage of taxable income deduction over the deduction that would have been allowable on the basis of actual experience is treated as a preference item for the purpose of computing the corporate minimum tax.

        In addition, the bad debt deduction cannot exceed the amount necessary to increase the year end balance in the bad debt reserve accumulated for "qualifying real property loans" to an amount equal to 6% of such loans outstanding at the end of the taxable year. The bad debt reserve deduction is also limited to the amount by which 12% of deposits at year-end exceeds the sum of the the Bank's surplus, undivided profits, and reserves, as defined for federal income tax purposes, at the beginning of the year.

        A savings bank organized in stock form which utilizes the percentage method bad debt reserve deduction described above will be subject to recapture taxes on such reserve in the event it makes certain types of distributions to its shareholders. Cash dividends may be paid out of unappropriated retained earnings without the imposition of any tax on a savings bank to the extent that the amounts paid as dividends do not exceed such saving bank's current or accumulated earnings and profits as calculated for federal income tax purposes. Stock redemptions, dividends paid in excess of a saving bank's current or accumulated earnings and profits as calculated for tax purposes, and other distributions made with respect to a savings bank's stock, however, are deemed under applicable provisions of the Code to be made from the savings bank's tax bad debt reserve. To the extent additions to a savings bank's bad debt reserves for qualifying real property loans deducted for federal income tax purposes exceed the allowable amount of such reserves computed under the experience method and to the extent of the saving bank's supplemental reserves for losses on loans ("Excess"), such Excess may not, without adverse tax consequences, be utilized for payment of cash dividends or other distributions to a shareholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). Distribution of a cash dividend by a savings bank to a shareholder is treated as made: first out of the savings bank's current and post-1951 accumulated earnings and profits; second out of the Excess; and third out of such other accounts as may be proper. To the extent a distribution to a shareholder by the savings bank is deemed paid out of its Excess under these rules, the Excess would be reduced and the savings bank's gross income for tax purposes would be increased by the amount which, when reduced by the income tax, if any, attributable to the inclusion of such amount in its gross income, equals the amount deemed paid out of the Excess. The amount of tax that would be payable upon any distribution which is being treated as having been made from a savings bank's bad debt reserve could result in a tax which is equal to approximately 50% of the amount of such distributions, unless offset by net operating losses. At June 30, 1994, the Bank had $19 million of tax-paid retained earnings from which cash dividends could be paid without causing any federal income tax to be paid by the Bank.

        Depending on the composition of its items of income and expense, a savings association may be subject to the alternative minimum tax. A savings association must pay an alternative minimum tax equal to the amount (if any) by which 20% of alternative minimum taxable income ("AMTI"), as reduced by an exemption varying with AMTI, exceeds the regular tax due. AMTI equals regular taxable income increased or decreased by certain tax preferences and adjustments, including depreciation deductions in excess of that allowable for alternative minimum tax purposes, tax-exempt interest on most private activity bonds issued after August 7, 1986 (reduced by any related interest expense disallowed for regular tax purposes), the amount of the bad debt reserve deduction claimed in excess of the deduction based on the experience method and 75% of the excess of adjusted current earnings over AMTI (before this adjustment and before any alternative tax net operating loss). AMTI may be reduced only up to 90% by net operating loss carryovers, but alternative minimum tax paid that is attributable to most preferences can be credited against regular tax due in later years.

        For federal income tax purposes, the Bank had been reporting its income and expenses on the accrual method of accounting. The Holding Company and its subsidiaries file consolidated federal income tax returns on a fiscal year basis. The Holding Company's and the Bank's federal income tax returns have not been audited in the last five years.

State Taxation

        For its taxable period beginning January 1, 1990, the Bank became subject to Indiana's new Financial Institutions Tax ("FIT"), which is imposed at a flat rate of 8.5% on "adjusted gross income." "Adjusted gross income," for purposes of FIT, begins with taxable income as defined by Section 63 of the Code and, thus, incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana modifications, the most notable of which is the required addback of interest that is tax-free for federal income tax purposes. Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes.

        As a Delaware holding company, the Holding Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. The Holding Company is also subject to an annual franchise tax imposed by the State of Delaware.

Current Accounting Issues

        Accounting for Debt and Equity Securities. In 1993, the Financial Accounting Standards Board ("FASB") issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"). SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified and accounted for as follows:

        Debt securities that the holder has the positive intent and ability to hold until maturity are classified as held for investment and reported at amortized cost. Securities that can be held for indefinite periods of time, including those that may be used in an asset/liability management strategy, are not classified as held for investment. This means that securities that could be sold in response to changing interest rates, changes in prepayment risks, increased loan demand, general liquidity needs, or other similar factors are not classified as held for investment. However, securities that are held for investment could be sold before they mature if the issuer's creditworthiness deteriorates significantly. Debt and equity securities classified as available for sale are reported at fair value, or marked to market. Unrealized gains and losses are not included in income and are reported as a separate component of equity. Debt and equity securities classified as held for current resale are classified as trading securities and reported at gains and losses included in income. Transfers between categories should be accounted for at fair value. For any sales or transfers of securities classified as held for investment, the cost basis, the realized gain or loss, and the circumstances leading to the decision to sell are disclosed. SFAS No. 115 was adopted by the Company on July 1, 1994. (See Note 2 of "Notes to Consolidated Financial Statements"). At that date, investment securities with an approximate carrying value of $6,718,000 and mortgage-backed securities with an approximate carrying value of $177,800,000 were reclassified as available for sale. These reclassifications resulted in a decrease in total stockholders' equity, net of taxes, of $1,844,000. All other investment and mortgage-backed securities were classified as "held to maturity" at June 30, 1994.

        At June 30, 1994, the book value of the Holding Company's investment and mortgage-backed securities exceeded the market value by $3.0 million. The Holding Company also had $9.6 million of mortgage loans held for sale at June 30, 1994.

        At the time of purchase of new securities, management of the Company makes a determination as to the appropriate classification of securities as available for sale or held to maturity. Debt and mortgage-backed securities purchased with the positive intent and ability to hold to maturity are classified as held to maturity. Securities may be transferred to held to maturity from available for sale. Other debt and mortgage-backed securities that will be held for indefinite periods of time, such as securities that may be sold in response to interest rate change or anticipated liquidity needs, are classified as available for sale.

        Accounting for Impairment of Loans. In 1993, FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"). The purpose of SFAS No. 114 is to eliminate inconsistencies in the accounting among different types of creditors for loans with similar collection problems by requiring a single method for measuring impaired loans. A loan is considered impaired when, based on current information and events it is probable that creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. A bank will measure certain impaired loans pursuant to SFAS No. 114 at a discounted amount on the balance sheet based on the present value amount of the expected future cash flows using the loan's effective interest rate. A valuation reserve should be recorded if the present value of the expected cash flows is less than the recorded amount of the loan. Formally restructured loans and loans evaluated as groups or pools of homogeneous loans (e.g. single family residence) are excluded from SFAS No.
114. In October, 1994, the FASB issued SFAS No. 118 ("SFAS No. 118"), entitled Accounting by Creditors of Impairment of Loan - Income Recognition and Disclosures. SFAS No. 118 amends the disclosure requirements in SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. The effective date of SFAS No. 114 and 118 is for fiscal years beginning after December 31, 1994. The Company will adopt SFAS No. 114 and 118 July 1, 1995, and management does not anticipate a material impact on earnings or financial condition as a result of adoption.

        Derivative Financial Statements and Fair Value Disclosures. In October, 1994, FASB issued SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments ("SFAS No. 119"). SFAS No. 119 requires disclosures about derivative financial instruments--futures, forward, swap and option contracts, and other financial instruments with similar characteristics (e.g., interest rate caps or floors and loan commitments). The definition of derivatives excludes all on-balance-sheet receivables and payables, including those that "derive" their values or cash flows from the price of another security or index, such as mortgage-backed securities, and interest-only and principal-only obligations.

        This Statement requires disclosures about amounts, nature and terms of derivatives that are not subject to SFAS No. 105 because they do not result in off-balance-sheet risk of accounting loss. It requires that distinction between the differing disclosure be made for financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than for trading. The required disclosures, either in the body of the financial statements or in the footnote, include the face or contract amount (or notional principal amount) and the nature and terms, including, at a minimum, a discussion of (1) the credit and market risk of those instruments, and (2) the cash requirements of those instruments, and (3) the related accounting policy.

        This Statement amends SFAS No. 105 and 107 to require disaggregation of information about financial instruments with off-balance-sheet risk of accounting loss and to require that fair value information be presented without combining, aggregating, or netting the fair values of derivatives with the fair value of nonderivatives and be presented together with the related carrying amounts in the body of the financial statements, a single footnote, or a summary table in a form that makes it clear whether the amounts represent assets or liabilities. The Company will adopt SFAS No. 119 effective June 30, 1995. The Company believes that SFAS No. 119 will not have a material impact on its financial position or results of operations.

        Accounting for Taxes. In February, 1992, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 109 ("FAS 109"). FAS 109 adopts an asset and liability approach for financial accounting and reporting of income taxes which, among other things, will require companies to take into account changes in the tax rates when valuing the deferred income tax accounts recorded on the balance sheet. In addition, FAS 109 provides that a deferred tax liability or asset shall be recognized for the estimated future tax effects attributable to temporary differences and loss carryforwards. Temporary differences include differences between financial statement income and tax return income which are expected to reverse in future periods as well as differences between the tax bases of assets and liabilities and their amounts for financial reporting which are also expected to be settled in future periods. The accounting pronouncement also provides that to the extent a deferred tax asset is established which is not realizable, a valuation allowance shall be established against such asset.

        Among the provisions of FAS 109 impacting savings associations is the tax treatment of bad debt reserves. FAS 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increases in the tax bad debt reserve since January 1, 1988, the effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings associations' bad debt deduction. The Holding Company adopted the Statement effective July 1, 1993. The cumulative effect of this accounting change increased 1994 operating results by $300,000.

Item 2.  Properties

        At June 30, 1994, the Bank conducted its business from its main office at 501 Main Street, Evansville, Indiana, and 15 branch offices. All offices are full-service offices.

        The table on the following page provides certain information with respect of the Holding Company's and the Bank's offices as of June 30, 1994. The total net book value of the premises and equipment at June 30, 1994, was $9.2 million.

                                                       Date          Net Book Value at
                                     Owned or        Acquired/          June 30, 1994
Location                              Leased          Leased         -----------------
- --------                             --------        ---------        (In Thousands)
501 Main
Evansville, IN                        Owned             1963              $2,872

300 Second Street
Henderson, KY                         Owned             1949               1,093

4451 First Avenue
Evansville, IN                        Owned             1968                 226

7722 State Highway 66
Newburgh, IN                          Owned             1978                 226

707 N. St. Joe
Evansville, IN                        Owned             1978                 256

400 Southwind Plaza
Mt. Vernon, IN                        Owned             1976                 124

499 N. Green River Road
Evansville, IN                        Owned             1983                 624

1102 Newton Street
Jasper, IN                            Owned             1979                 137

107 S. Hart
Princeton, IN                         Owned             1983                 489

435 Washington Street
Columbus, IN                          Owned             1986(1)              368

2177 Twenty-Fifth Street
Columbus, IN                          Owned             1986(1)              213

811 E. Mulberry
Ft. Branch, IN                        Owned             1987                 414

25 Public Square
Shelbyville, IN                       Owned             1989(1)              534

Highway 41 and Marywood Drive
Henderson, KY                    Leased - expires       1976                  57
                                 January 1996 (2)

1300 S. Green River Road
Evansville, IN                    Leased - expires      1990                 ---
                                   August 1998 (2)

631 Market Street
Mt. Carmel, IL                       Owned              1991                 187

__________________
(1)  Acquired through merger.
(2) Lease expiration dates represent the Bank's final renewal option dates, if applicable.

        The Bank maintains an on-line data base of depositor and borrower customer information. The net book value of the data processing and computer equipment utilized by the Bank at June 30, 1994, was $198,000.

Item 3. Legal Proceedings

        The Holding Company and its subsidiaries are involved as plaintiff or defendant in various actions arising in the normal course of their businesses. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with counsel, that the resolution of these proceedings should not have a material effect on the Holding Company's consolidated financial position.

Item 4.  Submission of Matters to a Vote of Security Holders

        No matter was submitted to a vote of the Holding Company's shareholders during the quarter ended June 30, 1994.

Item 4.5  Executive Officers of the Registrant

        Presented below is certain information regarding the executive officers of the Holding Company:

Name                    Positions With Holding Company and the Bank
- ----                    -------------------------------------------
Donald A. Rausch        Chairman of the Board, President and Chief Executive
                        Officer of the Holding Company and the Bank

Ennis R. Griffith       Senior Vice President, Chief Financial Officer, and
                        Secretary/Treasurer of the Holding Company and the Bank

Terry G. Johnston       Senior Vice President, Lending Operations Officer of the
                        Holding Company and the Bank.

Paul E. Wargel          Senior Vice President, Residential Lending Manager of
                        the Bank

J. Ray Justice          Vice President/Administration of the Bank

Steven E. Fowler        Vice President/Financial Services of the Bank

        Donald A. Rausch. (Age 63) Mr. Rausch is Chairman of the Board, President and Chief Executive Officer of the Holding Company and the Bank. He joined the Bank in 1956 as a loan officer, became Executive Vice President in 1968 and President and Chief Executive Officer in 1971. Mr. Rausch is a past director of the FHLB of Indianapolis and served on the Executive Committee of the United States League of Savings Institutions from November 1987 to November 1990. He is a past chairman of the Indiana League of Savings Institutions. Mr. Rausch has been a director of Southern Indiana Gas and Electric Company since 1981.

        Ennis R. Griffith. (Age 51) Mr. Griffith is the Chief Financial Officer of the Holding Company and the Bank, manages its investment and mortgage-backed securities portfolio and is responsible for accounting functions. He has held his current position since 1984. He also serves as Corporate Secretary and Treasurer of the Holding Company and the Bank. Mr. Griffith joined the Bank in 1974.

        Terry G. Johnston. (Age 52) Mr. Johnston joined the Bank in July 1990 as the Bank's senior lending officer. He is responsible for all Holding Company lending operations, including real estate, consumer and commercial lending. Prior to joining the Bank, he was a Senior Vice President and Division Manager of Bank One, Richmond, Indiana, for 13 years.

        Paul E. Wargel. (Age 59) Mr. Wargel is responsible for origination and supervision of the Bank's one- to four-family residential lending, a position he has held since June 1990. Mr. Wargel previously managed the Bank's home office mortgage origination functions. He has been with the Bank since 1957.

        J. Ray Justice. (Age 56) Mr. Justice is responsible for the Bank's Human Resources functions, management of properties used for Bank operations and the Bank's branch office network. Mr. Justice has held his current positions since 1982. He joined the Bank in 1968.

        Steven E. Fowler. (Age 46) Mr. Fowler is responsible for the funds acquisition functions of the Bank. He manages the development of deposit products, annuity/securities sales operations and marketing activities. He joined the Bank in 1972.

                                    PART II

Item 5.  Market for Registrant's Common Equity and Related Stockholder
         Matters

        The Bank converted from a federal mutual savings bank to a federal stock savings bank effective October 30, 1991 (the "Conversion") and simultaneously formed a savings and loan holding company, UF Bancorp, Inc. The Holding Company's common stock, $.01 per share par value ("Common Stock"), is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ"), National Market System, under the symbol "UFBI." The following table sets forth the high and low prices, as reported by NASDAQ, for the quarters indicated. Such over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. The table also sets forth dividends per share paid during such quarters.

                                 Price Range
                                 -----------       Dividends
      Quarter Ended            High       Low      Per Share
      -------------            ----       ---      ---------
      September 30, 1992     $17 5/8    $15           .10

      December 31, 1992       19         16 1/4       .11

      March 31, 1993          22 5/8     17 7/8       .11

      June 30, 1993           22 3/4     19 1/4       .11

      September 30, 1993      27 3/4     22 3/4       .11

      December 31, 1993       28 1/2     22 1/2       .125

      March 31, 1994          26 1/4     23           .125

      June 30, 1994           29 1/4     22 1/2       .125

        It is currently the policy of the Holding Company's Board of Directors to continue to pay quarterly dividends at this rate, but any future dividends are subject to the Board's discretion based on its consideration of the Holding Company's operating results, financial condition, capital, income tax considerations, regulatory restrictions and other factors.

        Since the Holding Company has no independent operations or other subsidiaries to generate income, its ability to accumulate earnings for the payment of cash dividends to its shareholders is directly dependent upon the earnings on its investment securities and ability of the Bank to pay dividends to the Holding Company.

        Under OTS regulations, a converted savings association may not declare or pay cash dividends if the effect would be to reduce its net worth below the amount required for the liquidation account created at the time it converted. In addition, under OTS regulations, the extent to which a savings association may make a capital distribution, which includes, among other things, cash dividends, will depend upon in which one of three categories, based upon levels of capital, that savings association is classified. The Bank is a Tier one institution and therefore would be able to pay cash dividends to the Holding Company during any calendar year up to 100% of its net income during that calendar year plus the amount that would reduce by one half its surplus capital ratio (the excess over its fully phased-in capital requirements) at the beginning of the calendar year. See "Regulation -- Capital Distributions Regulation." Prior notice of any dividend to be paid by the Bank to the Holding Company will have to be given to the OTS.

        Income of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes is not available for payment of cash dividends or other distributions to the Holding Company without the payment of federal income taxes by the Bank on the amount of such income deemed removed from the reserves at the then-current income tax rate. At June 30, 1994, approximately $8.2 million of the Bank's retained income represented bad debt deductions for which no federal income tax provision had been made. See "Taxation -- Federal Taxation."

        Unlike the Bank, generally there is no regulatory restriction on the payment of dividends by the Holding Company. Delaware law, however, generally limits dividends of the Holding Company to an amount equal to the excess of its net assets (the amount by which total assets exceed total liabilities) over its paid-in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

Item 6.  Selected Consolidated Financial Data

                                                           Year Ended June 30,
                                         -----------------------------------------------------------
                                             1994        1993         1992        1991        1990
                                         ----------  -----------  -----------  ----------  ----------
                                                    (In Thousands Except Per Share Data)
Selected Financial Data:
Total assets.........................    $503,883     $489,526      $470,677    $460,766   $430,848
Loans receivable, net................     167,917      179,096       193,798     210,251    221,056
Mortgage backed securities...........     243,563      244,322       176,018     165,556    149,697
Investment securities................      26,544        6,723         3,288       6,132     13,272
Deposits.............................     382,916      381,712       390,751     400,576    377,033
FHLB advances........................      68,800       58,000        31,000      32,000     26,000
Stockholders' equity.................      46,385       44,519        41,803      22,890     20,632
Per share:
  Book value...................             29.11        26.54         23.76

Selected Operations Data:
Interest income......................    $ 31,852     $ 35,791      $ 39,600    $ 40,307   $ 39,238
Interest expense.....................      18,520       20,727        26,419      29,836     30,404
                                         --------     --------      --------    --------   --------
  Net interest income................      13,332       15,064        13,181      10,471      8,834
Provision for loan losses............         914          285           231         391        319
                                         --------     --------      --------    --------   --------
Net interest income after provision
  for loan losses....................      12,418       14,779        12,950      10,080      8,515
Mortgage loan origination fees.......       3,724        4,457         6,112       2,297      2,265
Loan servicing fees..................       1,977        1,583           624         432        447
Service charges on deposit accounts..         819          755           704         650        592
Insurance commissions................         255          635           537         346        314
Gain on sale of subsidiary...........         962          747            --          --         --
Other operating income...............         394          256           297         168        261
Other expenses.......................     (14,798)     (15,168)      (13,744)    (10,442)    (9,909)
                                         --------     --------      --------    --------   --------
  Income before income taxes and
   change in accounting method.......       5,751        8,044         7,480       3,531      2,485
Income tax expense...................       2,072        3,094         2,735       1,273        759
                                         --------     --------      --------    --------   --------
Net income before change in
  accounting method..................       3,679        4,950         4,745       2,258      1,726
                                         --------     --------      --------    --------   --------
Cumulative effect of
  accounting change..................         300           --            --          --         --
                                         --------     --------      --------    --------   --------
Net income...........................    $  3,979     $  4,950      $  4,745    $  2,258   $  1,726
                                         ========     ========      ========    ========   ========
Per share:
  Net income before cumulative
    effect of accounting change......       $2.14        $2.74            (1)
  Net income.........................        2.31         2.74            (1)
  Cash dividends.....................         .49          .43          $.10

                                                           Year Ended June 30,
                                         ------------------------------------------------------------
                                             1994        1993         1992        1991        1990
                                         ----------  -----------  -----------  ----------  ----------
Other Data:
Interest rate spread information:
  Average during period..............        2.56%        2.95%         2.65%       2.33%       2.02%
  At end of period...................        2.71         3.12          2.88        2.63        2.07
Net interest margin (2)..............        2.86         3.27          2.95        2.52        2.21
Net interest income to operating
  expenses (excluding the mortgage
  banking subsidiaries)..............         .92x        1.68x         1.49x       1.33x       1.17x
Average interest-earning assets to
  average interest-bearing
  liabilities........................        1.08%        1.07%         1.05%       1.03%       1.02%
Non-performing assets to total
  assets at end of period (3)........         .33          .43           .42         .59         .66
Return on assets (net income to
  average assets)....................         .80         1.02          1.00         .51         .41
Net income to average equity.........        8.69        11.42         13.60       10.38        8.73
Stockholders' equity to total assets
  (end of period)....................        9.21         9.09          8.88        4.97        4.79
Average stockholders' equity to average
  total assets.......................        9.25         8.89          7.35        4.94        4.67
Operating expenses to average total
  assets (excluding the mortgage.....
  banking subsidiary)................        2.24         1.80          1.86        1.77        1.72
Operating expenses to average total
  assets (including the mortgage
  banking subsidiary)................        2.99         3.11          2.90        2.34        2.34
Number of full-service offices.......          16           16            16          16          15
Number of NOW and checking accts.....      19,672       18,751        17,997      16,256      15,723
Number of other deposit accounts.....      39,006       40,018        42,522      45,752      46,037
Mortgage loans serviced for others
  (in thousands).....................    $661,980     $787,270      $448,995    $164,629     $84,626

- -------------------------------------
(1) Common Stock was issued in the conversion of the Bank to stock form on October 30, 1991. Net income per share is not meaningful because shares were outstanding for only a portion of the year.
(2) Net interest income divided by average interest-earning assets.
(3) Loans that are 90 days or more delinquent, non-performing investment and mortgage-backed securities (of which the Bank has had none during the periods indicated), as well as foreclosed assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

General

        The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank and is a unitary savings and loan holding company. The Company has no other business activity other than being the holding company for the Bank and its subsidiaries.

        The Company's net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

        The Company's interest expense is a product of the interest paid on deposits and borrowed funds. The Company emphasizes and promotes consumer checking and NOW accounts principally from its market area. These types of deposits tend to be less susceptible to rapid changes in volume and interest rate.

        In January 1993, the Company formed a new mortgage banking subsidiary based in Virginia, Union Financial Corp. (UFC), and effective May 31, 1993, sold its California mortgage banking subsidiary, Union Security Mortgage (USM).

        The Company's net income is also affected by, among other things, gains and losses on sales of foreclosed property, provisions for loan losses, service charge fees and subsidiary activities, operating expenses and income taxes. Additionally, net income is also affected by the risks inherent in the operations of the mortgage banking subsidiary. These risks are, among other things, (i) the effect of changing economic conditions and interest rates on loan demand; (ii) fluctuating interest rates; and (iii) significant changes in the secondary mortgage market, including the operations, level of activity or underwriting criteria of the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Government National Mortgage Association. Moreover, the mortgage banking subsidiary has, in the normal course of its business, commitments to fund loans and commitments to sell loans each of which has off-balance sheet risk which ultimately may affect the Company's net income. In addition, UFC and the Bank are subject to certain repurchase obligations or potential liability for loans sold by UFC and USM if certain representations and warranties made to the purchaser at the time of sale prove false. See "Comparison of Years Ended June 30, 1994 and June 30, 1993 - Other Expenses."

        The Company's operating strategy over the past several years has been to strengthen capital and increase profitability, while controlling interest rate risk and credit risk, and also attempting to increase its loans serviced for others.

Asset Quality

        The Company has historically maintained a high level of quality assets. Non-performing assets (including repossessed assets), as a percentage of total assets, were .33% at June 30, 1994, and .43% at June 30, 1993. Of the Company's $1.6 million of non-performing assets at June 30, 1994, the largest single asset was a single family home with a book value of $574,000, and no other single asset (or group of related assets) exceeded $321,000 in book value. Management believes that the Company's favorable asset quality results from its emphasis on the origination and purchasing of loans secured by one- to four-family, owner-occupied homes and on the purchase of mortgage-backed securities secured by similar types of loans as well as from favorable economic conditions which have prevailed in its market area. At June 30, 1994, approximately 88% of the Bank's loan and mortgage-backed securities portfolio consisted of one- to four-family mortgage loans (exclusive of construction loans) and mortgage-backed securities.

Asset/Liability Management

        The Company's asset/liability management is primarily dependent on the Bank's asset/liability management which has been directed since the early 1980s toward reducing its exposure to fluctuations in interest rates. At June 30, 1994, the Bank's cumulative one-year gap was a positive 20.5%. The effect of this positive one year interest rate sensitivity gap position is to tend to minimize the extent to which the Bank's operations are negatively affected by increases in interest rates. Consequently, a general rise in interest rates may not reduce net interest income to the extent that might occur if the Bank's balance sheet was more evenly matched. Despite its positive interest rate sensitivity gap position, it is still possible for the Bank to be adversely affected by changes in interest rates.

        A positive gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within such period is greater than the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap generally experiences a greater increase in the yield on its assets than in the cost of its liabilities. Conversely, a falling interest rate environment will generally have an unfavorable impact on an institution with a positive gap because its cost of funds will generally decrease less rapidly than the yield on its assets. Changes in interest rates generally have the opposite effect on an institution with a negative gap. A rising interest rate environment imposes risks on an institution with a negative gap, because the increased interest cost of its liabilities generally will exceed the increased yield on its assets.

        The Bank's asset/liability management strategy emphasizes the holding of adjustable rate loans and adjustable rate mortgage-backed securities in its portfolio. In addition, other loans are originated and fixed rate mortgage-backed securities are purchased which have shorter terms to maturity or reprice more frequently than do long term fixed rate mortgage loans, yet which provide a positive margin over the Bank's cost of funds. At June 30, 1994, adjustable rate loans and adjustable rate mortgage-backed securities totaled $260.3 million, or 63% of the Bank's total loan and mortgage-backed securities portfolio. In response to customer demand, however, the Bank has continued to originate fixed rate mortgage loans. To the extent the Bank can maintain its positive interest rate sensitivity gap, management does not believe this decision will have a material effect on its operating results and intends to continue to hold fixed rate products in its portfolio.

        The Bank has also emphasized retail checking accounts, which generally are considered to be low interest rate, long term core deposits. At June 30, 1994, checking account deposits totaled $68.9 million, or 18.0% of total deposits. In recent years, the Bank has not engaged in the purchase or sale of financial futures, options or interest rate swaps as part of its asset/liability management strategies.

        In preparing the table below, it has been assumed that: (i) adjustable-rate first mortgage loans will prepay at a rate of 18% per year; (ii) fixed-maturity deposits will not be withdrawn prior to maturity; and (iii) other deposits are withdrawn or reprice as follows: passbook accounts at the rate of 17% within one year, 25.8% between one and three years, 16.8% between three and five years, and 40.4% over five years; transaction accounts at the rate of 37% within one year, 33.9% between one and three years, 9.1% between three and five years, and 20% over five years; and money market accounts at the rate of 79% within one year, 11% between one and three years, 5.2% between three and five years and 4.8% over five years.

        Weighted average interest rates have been calculated for fixed-rate first mortgage loans and mortgage-backed securities based on contractual maturities within the following categories: 1 month; 2 months; 3 months; 4 months; 5 months; 6 months; greater than 6-9 months; greater than 9 months - 1 year; greater than 1-3 years; greater than 3-5 years; greater than 5-10 years; greater than 10-20 years; and greater than 20 years. Using these classifications, fixed-rate mortgage loans and mortgage-backed securities are assumed to prepay annually as follows:

      Weighted Average            Prepayment
      Interest Rate:              Assumption
      --------------              ----------
      Less than 8.00%............    9.00%
       8.00 to  8.99%............   15.00
       9.00 to  9.99%............   24.00
      10.00 to 10.99%............   35.00
      11.00 and over.............   49.00

        The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (i) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an index; (ii) an asset or liability such as a mortgage loan may amortize, permitting reinvestment of cash flows at the then-prevailing interest rates; or
(iii) an asset or liability may mature, at which time the proceeds can be reinvested at current market rates. The following table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest yield because the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes.

                                                                           At June 30, 1994
                                              -------------------------------------------------------------------------
                                                                         Maturing or Repricing
                                              -------------------------------------------------------------------------
                                                1-3        4-12                                    Over
                                              Months      Months      1-3 Yrs.      3-5 Yrs.      5 Years        Total
                                              ------      ------      --------      --------      -------        -----
                                                 (Dollars in Thousands)
Fixed rate one- to four-family
  (including mortgage-backed securities),
  commercial real estate and
  construction loans.......................   $ 15,053    $ 21,015    $ 40,507      $16,628       $38,170      $131,373
Adjustable rate one- to four-family
  (including mortgage-backed
  securities), commercial real estate
  and construction loans...................     92,823     167,503           0            0             0       260,326
Commercial business loans..................      1,185       1,309       1,511          179           107         4,291
Consumer loans.............................      7,006       2,304       4,810        5,328           243        19,691
Advances collateralized by loans
  held for sale............................      9,623           0           0            0             0         9,623
Investment securities and other............     16,203       5,496       5,210       10,000         7,101        44,010
                                              --------    --------    --------      -------       -------      --------
    Total interest-earning assets..........    141,893     197,627      52,038       32,135        45,621       469,314
                                              --------    --------    --------      -------       -------      --------
Deposits:
  Passbook and statement accounts..........      2,539       7,167      14,746        9,613        23,039        57,104
  NOW and Money Market Accounts............     17,352      35,568      21,630        3,281         6,941        84,772
  Certificates of Deposit..................     53,696      75,888      76,739       22,899         1,116       230,338
                                              --------    --------    --------      -------       -------      --------
    Total interest-bearing deposits........     73,587     118,623     113,115       35,793        31,096       372,214
FHLB advances..............................     48,000           0      20,000            0           800        68,800
                                              --------    --------    --------      -------       -------      --------
    Total interest-bearing liabilities.....    121,587     118,623     133,115       35,793        31,896       441,014
                                              --------    --------    --------      -------       -------      --------
Interest-earning assets less interest-
  bearing liabilities......................   $ 20,306    $ 79,004    $(81,077)     $(3,658)      $13,725      $ 28,300
                                              ========    ========    ========      =======       =======      ========
Cumulative interest rate
  sensitivity gap..........................   $ 20,306    $ 99,310    $ 18,233      $14,575       $28,300
                                              ========    ========    ========      =======       =======
Cumulative interest rate sensitivity gap
  as percentage of total assets at
  June 30, 1994............................       4.20%      20.53%       3.77%        3.02%         5.85%
Cumulative interest rate sensitivity gap
  as percentage of total assets at
  June 30, 1993............................       4.25       16.80       (2.96)       (8.20)         4.79
Cumulative interest rate sensitivity gap
  as percentage of total assets at
  June 30, 1992............................         --       13.23        (.10)       (4.88)         5.11
Cumulative interest rate sensitivity gap
  as percentage of total assets at
  June 30, 1991............................         --        5.37       (7.97)       (9.33)         1.04

     Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage ("ARM") loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Results of Operations

        Average Balances, Interest Rates and Yields. The following table presents for the Company for the periods indicated the average balance sheet including the average balances of each category of interest-earning assets, together with resultant yields, and interest-bearing liabilities, together with the net interest margin. The table does not reflect any effect of income taxes. The average loan balances include the balances of non-accruing loans. The yields and costs for the periods indicated include fees which are considered adjustments to yield.

                                                                          Year Ended June 30,
                                                     1994                         1993                           1992
                                        ----------------------------  ----------------------------  ----------------------------
                                          Average    Interest           Average   Interest            Average    Interest
                                        Outstanding   Earned/ Yield/  Outstanding  Earned/  Yield/  Outstanding  Earned/  Yield/
                                          Balance      Paid    Rate     Balance      Paid    Rate     Balance     Paid     Rate
                                        -----------  --------  -----  -----------  -------  ------  ------------  -------- -----
                                                                          (Dollars in Thousands)

Interest-earning assets:
  Loans.........................          $176,310    $14,742   8.36%   $189,713   $17,049   8.99%   $205,162   $20,472    9.98%
  Mortgage-backed securities....           234,634     13,978   5.96     200,570    14,164   7.06     165,626    13,500    8.15
  Investment securities.........             8,214        412   5.02       5,472       242   4.42       6,278       451    7.18
  Other interest-earning assets.            47,159      2,720   5.77      65,184     4,336   6.65      69,960     5,177    7.40
                                          --------    -------   ----    --------   -------   ----    --------   -------    ----
  Total interest-earning assets.           466,317     31,852   6.83     460,939    35,791   7.76     447,026    39,600    8.86
                                          --------    -------   ----    --------   -------   ----    --------   -------    ----
Other assets....................            28,496                        26,460                       26,686
                                          --------                      --------                     --------
     Total assets...............          $494,813                      $487,399                     $473,712
                                          ========                      ========                     ========
Interest-bearing liablilities:
  NOW and Money Market Accounts.         $  85,498      2,493   2.92    $ 78,897     2,584   3.28    $ 68,155     3,126    4.59
  Passbook Accounts.............            55,625      1,436   2.58      44,749     1,461   3.26      34,742     1,570    4.52
  Certificates of Deposit.......           233,518     11,152   4.78     249,919    13,284   5.32     288,917    19,061    6.60
                                         ---------    -------   ----    --------   -------   ----    --------   -------    ----
  Total deposits................           374,641     15,081   4.03     373,565    17,329   4.64     391,814    23,757    6.06
  FHLB advances.................            58,939      3,439   5.83      57,741     3,398   5.88      33,371     2,662    7.98
                                         ---------    -------   ----    --------   -------   ----    --------   -------    ----
  Total interest-bearing
    liabilities.................           433,580     18,520   4.27     431,306    20,727   4.81     425,185    26,419    6.21
                                         ---------    -------   ----    --------   -------   ----    --------   -------    ----
Non-interest bearing liabilities            15,469                        12,779                       13,695
Stockholders' equity............            45,764                        43,314                       34,832
                                         ---------                      --------                     --------
Total liabilities and
  stockholders' equity..........          $494,813                      $487,399                     $473,712
                                         =========                      ========                     ========
Net interest income/interest
  rate spread...................                      $13,332   2.56%              $15,064   2.95%              $13,181    2.65%
                                                      =======   ====               =======   ====               =======    ====
Net interest margin(1).........                                 2.86%                        3.27%                         2.95%
                                                                ====                         ====                          ====
Average interest-earning assets
 to average interest-bearing
 liabilities....................              1.08                        1.07                           1.05
                                         =========                    ========                       ========
__________________
(1)     Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis of Net Interest Income

        The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by prior volume) and (ii) changes in volume (i.e., changes in volume multiplied by prior rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                      Year Ended June 30                              Year Ended June 30
                                          ---------------------------------------------   -----------------------------------------
                                                         1994 vs. 1993                                  1993 vs. 1992
                                          ---------------------------------------------   -----------------------------------------
                                                  Increase                                        Increase
                                                 (Decrease)                                      (Decrease)
                                                   Due to                   Total                  Due to                  Total
                                          -------------------------        Increase       --------------------------     Increase
                                           Volume            Rate         (Decrease)        Volume           Rate       (Decrease)
                                          -------          --------      ------------     ----------       ---------   -------------
                                                                           (Dollars in Thousands)
Interest-earning assets:
  Loans................................   ($1,200)          ($1,107)        ($2,307)        ($1,543)        ($1,880)        ($3,423)
  Mortgage-backed securities...........     2,542            (2,728)           (186)          2,857          (2,193)            664
  Investment securities................       121                49             170             (58)           (151)           (209)
  Other interest-earning assets........    (1,200)             (416)         (1,616)           (353)           (488)           (841)
                                          -------          --------      ----------       ---------        --------    ------------
     Total interest-earning assets.....       263            (4,202)         (3,939)            903          (4,712)         (3,809)
                                          -------          --------      ----------       ---------        --------    ------------
Interest-bearing liabilities:
  NOW and Money Market Accounts........       217              (308)            (91)            494          (1,036)           (542)
  Passbook Savings.....................       386              (411)            (25)            440            (549)           (109)
  Certificates of Deposit..............      (872)           (1,260)         (2,132)         (2,576)         (3,201)         (5,777)
                                          -------          --------      ----------       ---------        --------    ------------
    Total deposits.....................      (269)           (1,979)         (2,248)         (1,642)         (4,786)         (6,428)
  FHLB advances........................        72               (31)             41           1,956          (1,220)            736
                                          -------          --------      ----------       ---------        --------    ------------
    Total interest-bearing liabilities.      (197)           (2,010)         (2,207)            314          (6,006)         (5,692)
                                          -------          --------      ----------       ---------        --------    ------------
  Increase (decrease) in net
    interest income....................    $  460           ($2,192)        ($1,732)         $  589          $1,294         $ 1,883
                                          =======          ========      ==========       =========        ========    ============

     The following table presents the yields received on loans, investments and other interest-earning assets, the rates paid on savings deposits and borrowings and the resultant interest rate spreads at the dates and for the periods indicated. Weighted average balances are based on average daily balances.

                                                          At June 30,
                                                 ----------------------------
                                                 1994        1993        1992
                                                 ----        ----        ----
Weighted average yield on:
  Loans receivable.............................  7.89%       8.60%       9.35%
  Mortgage-backed securities...................  6.29        6.98        8.18
  Investment securities........................  6.51        4.60        5.24
  Other interest-earning assets................  5.66        6.12        6.78
                                                 ----        ----        ----
    Total interest-earning assets..............  6.84        7.55        8.46
                                                 ----        ----        ----

Weighted average rate paid on:
  NOW and Money Market Accounts................  2.57        3.15        3.94
  Passbook Savings.............................  2.75        3.10        4.00
  Certificates of Deposit......................  4.60        4.92        5.93
                                                 ----        ----        ----
    Total interest-bearing deposits............  3.82        4.30        5.36

  FHLB advances and other borrowings...........  5.83        5.28        8.31
                                                 ----        ----        ----
    Total interest-bearing liabilities.........  4.13        4.43        5.58
                                                 ----        ----        ----
Spread.........................................  2.71%       3.12%       2.88%
                                                 ====        ====        ====

                                                     Year Ending June 30,
                                                 ----------------------------
                                                 1994        1993        1992
                                                 ----        ----        ----
Average yield on:
  Loans receivable.............................  8.36%       8.99%       9.98%
  Mortgage-backed securities...................  5.96        7.06        8.15
  Investment securities........................  5.02        4.42        7.18
  Other interest-earning assets................  5.77        6.65        7.40
                                                 ----        ----        ----
    Total interest-earning assets..............  6.83        7.76        8.86
                                                 ----        ----        ----
Average rate paid on:
  NOW and Money Market Accounts................  2.92        3.28        4.59
  Passbook Savings.............................  2.58        3.26        4.52
  Certificates of Deposit......................  4.78        5.32        6.60
                                                 ----        ----        ----
    Total interest-bearing deposits............  4.03        4.64        6.06
  FHLB advances and other borrowings...........  5.83        5.88        7.98
                                                 ----        ----        ----
    Total interest-bearing liabilities.........  4.27        4.81        6.21
                                                 ----        ----        ----
Spread.........................................  2.56        2.95        2.65
                                                 ----        ----        ----
Net interest margin (net interest earnings
  divided by average interest-earning assets)..  2.86%       3.27%       2.95%
                                                 ====        ====        ====

Condensed Consolidating Income Statement

     The following are condensed consolidating income statements for the years ended June 30, 1994 and 1993, showing the operations of the Company, the Bank and other subsidiaries ("Company and other subsidiaries") separately from the operations of the mortgage banking subsidiaries, Union Financial Corp. ("UFC") and Union Security Mortgage, Inc. ("USM"). USM was sold effective May 31, 1993 while UFC began operations in January, 1993. The loan servicing portfolio of USM of approximately $720 million was transferred to Union Federal immediately prior to the sale. Loan servicing income and the related servicing expense of USM was $1,250,000 and $423,000, respectively, for the year ended June 30, 1993.

                                                   Year Ended                                 Year Ended
                                                  June 30, 1994                              June 30, 1993
                                       ---------------------------------    -------------------------------------------
                                         Company                              Company
                                        and other                            and other
                                       Subsidiaries      UFC      Total     Subsidiaries     USM       UFC       Total
                                       ------------    ------     -----     ------------   ------    ------      -----
                                                                      (In Thousands)
Net interest income...............       $13,266       $   66    $13,332      $14,728      $  344    $   (8)    $15,064
  Provision for loan losses.......           914           --        914          285          --        --         285
                                         -------       ------    -------      -------      ------    ------     -------
Net interest income after
  provision for loan losses.......        12,352           66     12,418       14,443         344        (8)     14,779
                                         -------       ------    -------      -------      ------    ------     -------
Other income......................         4,442        3,689      8,131        3,297       4,786       350       8,433
Other expenses....................        11,087        3,711     14,798        8,748       5,829       591      15,168
                                         -------       ------    -------      -------      ------    ------     -------
Income (loss) before taxes........         5,707           44      5,751        8,992        (699)     (249)      8,044
Income taxes......................         2,057           15      2,072        3,328        (150)      (84)      3,094
                                         -------       ------    -------      -------      ------    ------     -------
Net income (loss) before change
  in accounting method............         3,650           29      3,679        5,664        (549)     (165)      4,950
Change in accounting
  method..........................           300           --        300           --          --        --          --
                                         -------       ------    -------      -------      ------    ------     -------
Net income (loss).................       $ 3,950       $   29    $ 3,979      $ 5,664      $ (549)   $ (165)    $ 4,950
                                         =======       ======    =======      =======      ======    ======     =======


          COMPARISON OF YEARS ENDED JUNE 30, 1994 AND JUNE 30, 1993.

     General. Total assets were $503.9 million at June 30, 1994 compared to $489.5 million at June 30, 1993. This $14.4 million increase resulted primarily from increases in investment securities of $19.8 million and cash and cash equivalents of $6.0 million, partially offset by decreases in loans of $11.2 million. The increase in assets was funded primarily by an increase in FHLB advances of $10.8 million and the net earnings for the year of approximately $4.0 million.

     Net income decreased $971,000 or 19.6% to $3,979,000 or $2.31 per share for the year ended June 30, 1994 compared to $4,950,000 or $2.74 per share for the prior year. The 1994 figures include a $300,000 or $.17 per share increase resulting from the cumulative effect of the Company's adoption of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, in the first quarter of the fiscal year 1994. Net income of $3,679,000 or $2.14 per share before the accounting change was down $1,271,000 or 25.7% from the prior year's figure. Because of a lesser amount of average shares outstanding, net income on a per share basis was down $.60 or 21.9%. UFC had net income of $29,000 in fiscal 1994 compared to a net loss of $165,000 in fiscal 1993, while USM, which was sold effective May 31, 1993, had a net loss of $549,000 in fiscal 1993. (See "Condensed Consolidating Income Statement"). As discussed in more detail below, this $743,000 increase in net after tax income of the Company's mortgage banking subsidiaries was offset at the other Company operations by a $1,462,000 decrease in interest income over interest expense and an increase in other expense of $2,339,000 offset by an increase in other income of $1,145,000 and a decrease in income taxes of $1,022,000. (See "Condensed Consolidated Income Statement").

     Interest Income. The $3,939,000 decrease in interest income in fiscal 1994 was primarily the result of a decrease in average yield on earning assets to 6.83% from 7.76% the prior year, which more than offset the increased earnings on the $5.4 million increase in average interest earning assets. While market interest rates have recently risen, the decrease in yield was due to prior market declines in interest rates which caused: (1) rates on the adjustable rate loans and mortgage-backed securities in the Company's portfolio to decrease; and
(2) a continuing increased level of prepayments of the higher rate fixed rate loans and mortgage-backed securities which could be replaced only with items paying lesser rates.

    Interest Expense. Although average deposits increased $1.1 million, deposit interest expense declined by $2,248,000 as a result of a decline in the average rates paid on total deposits to 4.03% from 4.64% and a decline in the average balance of certificates of deposit of $16.4 million. (Certificates of Deposit generally pay higher rates than other types of deposits such as passbook accounts and checking accounts.)

    Provision for Loan Losses. The Company provided $914,000 for loan losses for the year ended June 30, 1994. This amount was provided primarily because of the increased risks related to eight California loans with a principal balance of $1,444,000 at June 30, 1994, repurchased by USM or the Bank pursuant to obligations based on representations and warranties made to the purchasers of such loans and because of concerns about three large credits with a principal balance of $5,159,000 at June 30, 1994. With net charge-offs and recoveries of $179,000 during the year, the allowance for loan losses increased from $800,000 to $1,535,000. With this $735,000 increase in allowance for loan losses and with non-performing loans declining to $168,000 at June 30, 1994, from $426,000 at the prior year end, the ratio of allowance for loan losses to non-performing loans increased to 914% at June 30, 1994 compared to 188% at June 30, 1993. The allowance for loan losses to net total loans was .91% at June 30, 1994 compared to .45% at June 30, 1993. The Company believes the allowance for loan losses to be adequate under its circumstances.

    Other Income. Other income declined a net $302,000 for the year ended June 30, 1994 from fiscal 1993. The primary components of the decline were decreases of mortgage loan origination fees of $733,000 and insurance commissions of $380,000 offset by increases in loan servicing fees of $394,000, gain on sale of subsidiary of $215,000 and gain on sale of consumer loans of $150,000.

    Mortgage loan origination fees include fees received from closing loans, fees received for the sale of loans on a "servicing released" basis, and gains from the sale of loan servicing rights. While fiscal 1994 includes $575,000 in gains from UFC's sale of approximately $50 million of loan servicing rights on loans which were originally sold "servicing retained", mortgage loan origination fees declined because of an overall decrease in total loan sales production. (See following table.)


                Loan Sales Of The Mortgage Banking Subsidiaries
                                (In Thousands)

    Year                   Servicing       Servicing
    Ending                 Retained        Released          Total
    ------                 ---------       ---------         -----

    June 30, 1994 (1)       $ 85,580        $327,549        $413,129
    June 30, 1993 (2)       $394,192        $228,654        $622,846
___________
(1) 100% are sales of UFC.
(2) 100% are sales of USM, which was sold effective May 31, 1993.


    Insurance commissions are primarily fees the Company receives from various insurance companies on the sale of tax deferred annuity products. The Company believes the sales volume has declined from prior year's volumes because of a combination of a decline in the interest rates offered by the insurance companies and new local competition from several financial institutions.

    Loan servicing fees increased because of an increase in the average loan servicing portfolio to $719 million for fiscal 1994 from $627 million average the prior year.

    On May 31, 1993, the Bank sold the operations and stock of its wholly owned California mortgage bank subsidiary, Union Security Mortgage, Inc. (USM). The sale price consisted of a cash payment for the net assets and liabilities sold and post-closing date payments to be made based on a percentage of loans funded by USM over the twelve months following May 31, 1993.

    $962,000 of net post-closing date payments for loans closed in fiscal 1994 were recorded as additional gain on sale which exceeded the fiscal 1993 portion of the gain on sale of $747,000 by $215,000.

    Other Expenses. Other expenses decreased $370,000 for the year ended June 30, 1994 from fiscal 1993. The major components of the decrease were a decrease in salary and benefits expense of $1,427,000 and communications and supplies, etc. of $131,000 offset by increased deposit insurance expense of $208,000 and increased warranty loss expense of $1,026,000. The decreases in salary and benefits expense and communications expense relates almost entirely to USM expenses and their no longer being a part of the Company. Increased deposit insurance expenses relates primarily to a one time $175,000 FDIC secondary reserve refund which was credited to expense in fiscal 1993.

    Effective June 1, 1993, the Bank sold complete ownership of its then wholly owned subsidiary, USM, to the Knight Corporation ("Knight"). While the Bank owned USM, USM originated, sold and serviced conventional single family residential loans through its offices in Santa Ana and Woodland Hills, California. USM customarily sold all of the loans that it originated to buyers in the secondary market on a non-recourse basis, either as individual whole loans or as a packaged pool of loans. However, subsequent to the sale of the loans it originated USM remained potentially liable for losses incurred by a purchaser, including unpaid principal and interest, under certain representations and warranties made to the purchaser at the time of sale. In certain circumstances (for example, when the debtor made fraudulent misrepresentations to USM in the origination process), USM was liable for a purchaser's losses on a defaulted loan, regardless of whether the loan was recourse or non-recourse, if there had been a breach of the representations and warranties made to the purchaser by USM. Such fraud might occur with respect to tax returns, employment verifications, and deposits and appraisals provided at the time of origination. In connection with the sale of USM on June 1, 1993, the Bank contractually assumed liability to the Knight Corporation for losses and repurchase demands resulting from breaches of the representations and warranties. Moreover, in certain cases the Bank separately guaranteed USM's obligations to loan purchasers pursuant to guarantees signed by the Bank prior to the sale of USM. Although USM dissolved in 1994, and the Bank is less likely to be asked to indemnify the Knight Corporation for claims against USM for any breach of the representations and warranties, the Bank remains obligated under certain of the separate guarantees to loan purchasers for losses relating to USM's prior operations.

    When fraud claims relating to loans originated by USM began to surface in fiscal 1993, they were thought to be aberrational. However, additional repurchase claims arose in 1994, and the Company discovered that these claims, some of which were based on fraud, were arising in California because of the prior sharp increases in the value of single family homes. During 1990 and 1991, borrowers not capable of meeting mortgage payments obtained loans based on fraud with the apparent expectation that they could profit from the resale of the homes in the rising home market. However, the California economy deteriorated and housing values dropped sharply. As a result, borrowers were unable to sell their homes at a profit and pay off the mortgage loans. As borrowers defaulted, the fraud was discovered and the repurchase and warranty loss claims occurred. By fiscal 1994, lenders and the public were generally aware of the fraud schemes in California and the California housing market had stabilized.

    In June 1994, the Company identified eight loans with an aggregate outstanding loan balance of $1,048,000 at June 30, 1994, which had been sold to the Federal Home Loan Mortgage Corporation and a loan sold to the Federal National Mortgage Corporation with a loan balance of $161,000 at June 30, 1994, which appeared to have involved broker fraud. At June 30, 1994, no claims had been made regarding these loans.

    During the year ended June 30, 1994, the Bank incurred approximately $116,000 in losses relating to warranty claims on two loans, and provided for $1,482,000. At June 30, 1994, the Bank had eight warranty loss claims pending and the estimated potential loss from these known claims totalled $651,000.
The Company believes six of those eight claims are without merit and that only two, with a potential liability of $133,000, have any merit. The Company's allowance for warranty losses was $1,366,000 at June 30, 1994, which management considers adequate.

COMPARISON OF YEARS ENDED JUNE 30, 1993 AND JUNE 30, 1992

    General. Total assets were $489.5 million at June 30, 1993, compared to $470.7 million at June 30, 1992. This $18.8 million increase resulted primarily from increases in mortgage-backed securities of $68.3 million, investment securities of $3.4 million, and prepaid expenses and other assets of $4.1 million, partially offset by decreases in loans of $14.7 million, loans held for sale of $38 million, and cash and cash equivalents of $7 million. The increase in assets was funded primarily by increases in FHLB advances of $27 million offset by a decrease in deposits of $9 million.

    Net income increased $205,000 or 4.3%, to $4,950,000 for the year ended June 30, 1993, compared to $4,745,000 for the prior year. USM, which was sold effective May 31, 1993, had a net loss of $549,000 in fiscal 1993 versus net income of $959,000 in fiscal 1992. This $1,508,000 decrease in net after tax income at USM was more than offset at the other Company operations, primarily as follows: interest income over interest expense increased $1,883,000; other income, which includes the gain on the sale of USM of $747,000, increased $1,847,000; and other expenses and income taxes increased $539,000 and $1,186,000, respectively.

    Interest Income.  The $3,809,000 decrease in interest income in fiscal
1993 was primarily the result of a decrease in the average yield on interest earning assets for fiscal 1993 to 7.76% from 8.86% the prior year, which more than offset the increased earnings on the $13.9 million increase in average interest earnings assets. The decrease in yield was due to the recent years' decline in market rates which caused: (1) rates on the adjustable rate loans and mortgage-backed securities in the Company's portfolio to decrease; and (2) a continuing increased level of prepayments of the higher rate fixed rate loans and mortgage-backed securities which could be replaced only with items paying lesser rates.

    Interest Expense. Average interest bearing deposits declined by $18.2 million and the average rates paid on deposits declined to 4.64% from 6.06%, resulting in a decrease in deposit interest expense of $6,428,000. Interest paid on FHLB advances increased $736,000 because the effect of the average balance increase of $24.4 million offset the decline in the average rates from 7.98% to 5.88%.

    Provision for Loan Losses. The Company provided $285,000 for loan losses for the year ended June 30, 1993. With net charge-offs and recoveries of $133,000 during the year, the allowance for loan losses increased from $648,000 to $800,000. With this $152,000 increase in the allowance for loan losses and with non-performing loans declining to $426,000 at June 30, 1993, from $494,000 the prior fiscal year end, the ratio of allowance for loan losses to non-performing loans increased to 188% at June 30, 1993, compared to 131% at June 30, 1992.

    Other Income. Other income increased a net $159,000 in fiscal 1993 over the prior year. The principal components of the increase were the $747,000 gain on sale of USM and increased loan servicing fees of $959,000 offset by a decline in mortgage loan origination fees of $1,655,000.

    Loan servicing fees increased because of the larger average balance in the loans serviced for others' portfolios. Loan origination fees declined because of a decrease in the total volume of loan sales in fiscal 1993 compared to 1992 as well as a decline in the "servicing released" portion of the total sales. (Generally, when loans are sold "servicing released", they are priced at a premium when compared to sales on a "servicing retained" basis. Therefore, immediate income or loss is recognized on "servicing released" sales while, generally, servicing income is recognized over the life of the loans on "servicing retained" sales.)

    Also included in loan origination fee income for the year ended June 30, 1992, was a pre-tax gain of $467,000 on the bulk sale of a $60.6 million of the loan servicing portfolio. There were no similar bulk sales in fiscal 1993.

    The following table summarizes the loan sales of USM: (dollars in thousands)

        Year               Servicing       Servicing
        Ending             Retained        Released          Total
        ------             --------        --------          -----
    June 30, 1993          $394,192        $ 228,654       $622,846
    June 30, 1992           356,730          351,360        708,090
                           --------        ---------       --------
    Increase (Decrease)    $ 37,462        $(122,706)      $(85,244)
                           ========        =========       ========

    The amount of loans serviced for others by the Company at June 30, 1993, was $787 million, up from $449 million at June 30, 1992, and $165 million at June 30, 1991.

    Other Expenses. Other expenses increased $1,424,000 for the year ended June 30, 1993, over fiscal 1992, $885,000 of which relates to USM and $539,000 to the remainder of the Company.

    USM's major components of other expense changes were: (a) During fiscal 1993 USM experienced warranty losses on sold loans of $456,000 compared to $111,000 for fiscal 1992. A loss of $375,000 was experienced on one loan which the borrowers fraudulently falsified their income and subsequently defaulted. The security property had experienced dramatic depreciation. (b) Loan servicing expenses (included in "Other Operating Expenses") increased approximately $222,000 due to the larger loans serviced for others' portfolio.
(c) Salary and benefits were up $138,000, premises and equipment expenses were up $70,000, and data processing expenses were up $63,000, all due to continued increase in operations at USM.

    For the Company operations exclusive of USM, the major components of other expense changes were:

    (a) Salaries and benefits were up $464,000, of which $410,000 was the amount recorded by UFC which began operation in January, 1993. (b) Deposit insurance was $185,000 less than in fiscal 1992 because of lesser amount of deposits and because the FDIC elected to refund a secondary reserve of $175,000, which was credited to expense. (c) The remaining increases primarily represent the expenses of UFC which began operations in January, 1993.

    Income Taxes. Income taxes increased for the year ended June 30, 1993 due to the increase in income before taxes as compared to the prior year.

Liquidity and Capital Resources

    The Company's principal sources of funds are deposits, advances from the FHLB of Indianapolis, amortization and prepayment of loan principal (including mortgage-backed securities) and, to a lesser extent, sales or maturities of investment securities, mortgage-backed securities, and short-term investments and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions, and competition, and, most recently, the restructuring of the thrift industry. The Bank generally manages the pricing of its deposits to maintain a steady deposit balance, but has from time to time decided not to pay deposit rates that are as high as those of its competitors, and, when necessary, to supplement deposits with longer term and/or less expensive alternative sources of funds.

    Federal regulations historically have required the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio at levels in excess of those required. For June, 1994, the Bank's liquidity ratio was 8.0%.

    The primary investing activities of the Company are lending and purchasing mortgage-backed securities and investment securities. For fiscal 1994, investment activities used a net $8.2 million of cash. Loan repayments exceeded originations by $19.2 million and mortgage-backed securities repayments of $71.9 million provided part of the funds for the purchase of $69.9 million of mortgage-backed securities, $9.4 million of loans and $28.5 million of investment securities. With the recent increases in market interest rates, the Company is expecting a decrease in prepayments of its mortgage loans and mortgage-backed securities. For fiscal 1993, investment activities used a net $59.7 million of cash. Loan repayments exceeded originations by $25.3 million and mortgage-backed securities repayments of $47.4 million provided part of the funds for the purchase of $115.2 million of mortgage-backed securities and $11.5 million of loans. The additional mortgage-backed securities were purchased primarily in anticipation of the decline in loans held for sale of USM and to augment the Company's net interest income. The increased activities in originations and repayments during fiscal 1993 were caused by increased loan demand and refinancings primarily due to declining interest rates during the period.

    The primary financing activities of the Company are deposits and FHLB advances. For the year ended June 30, 1994, partially offsetting the funds provided by the increase in FHLB advances of $10.8 million, was a $2.2 million purchase of treasury stock. For the year ended June 30, 1993, partially offsetting the funds provided by the increase in FHLB advances of $27 million, were a net decrease of deposits of $9 million and a $2 million purchase of treasury stock.

    Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) the projected amount of loans to be originated by the mortgage banking subsidiary and held for re-sale by the Bank, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) the objective of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB and collateral eligible for reverse repurchase agreements. The Company's liquidity depends on earnings on its investment securities and cash dividends from the Bank. See Notes to Consolidated Financial Statements.

    The Company anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 1994, the Bank (excluding UFC) had outstanding commitments to extend credit which amounted to $5.6 million. UFC had commitments to fund loans of $35.6 million at June 30, 1994. UFC had commitments to sell $27.7 million of loans and $8 million of mortgage-backed securities to offset the commitments to fund loans. See Notes to Consolidated Financial Statements.

    Certificates of deposit scheduled to mature in one year or less at June
30, 1994, totaled $120.6 million. Management believes that a significant portion of such deposits will remain with the Bank. At June 30, 1994, the Bank had $5 million of fixed-rate advances from the FHLB of Indianapolis which mature in one year or less.

    At June 30, 1994, the Bank is in full compliance with its capital requirements as follows:

                          Core          Tangible         Risk-Based
                        Capital          Capital           Capital
                        -------          -------           -------
Amount                  $36,898          $36,898           $37,711
As a percent of assets,
 as defined                7.48%            7.48%            19.71%

Required Amount         $14,800          $ 7,200           $15,307
As a percent of assets,
 as defined                3.00%            1.50%             8.00%

Capital in excess of
 required amount        $22,098          $29,698           $22,404

Item 8.  Financial Statements and Supplementary Data
Quarterly Results of Operations

    The following is a summary of the quarterly results of operations for the years ended June 30, 1994, and 1993:



                                               Three Months Ended
                                -------------------------------------------------
                                June 30,     March 31,  December 31, September 30,
                                  1994         1994        1993          1993
                                -------      ---------  -----------  -------------
                                 (Dollars in Thousands, except Per Share Data)
Fiscal 1994
 Interest income..........      $7,252       $7,569       $8,720       $8,311
 Interest expense.........       4,251        4,395        5,009        4,865
                                ------       ------       ------       ------
  Net interest income.....       3,001        3,174        3,711        3,446
 Provision for loan
  losses..................         667           83           82           82
                                ------       ------       ------       ------
  Net interest income
   after provision for
   loan losses............       2,334        3,091        3,629        3,364
                                ======       ======       ======       ======
 Other income.............       1,769        1,782        2,416        2,164
 Other expenses...........       4,481        3,361        3,700        3,256
                                ------       ------       ------       ------
  Income before income
   taxes and change in
   accounting method......        (378)       1,512        2,345        2,272
 Income taxes.............        (213)         487          916          882
                                ------       ------       ------       ------
 Net income before change
  in accounting method....        (165)       1,025        1,429        1,390
                                ------       ------       ------       ------
 Change in accounting
  method.................            0            0            0          300
                                ------       ------       ------       ------
 Net Income..............       $ (165)      $1,025       $1,429       $1,690
                                ======       ======       ======       ======
 Earnings per share......       $ (.10)      $  .61       $  .83       $  .96
 Dividends declared per
  share..................       $ .125       $ .125       $ .125       $  .11

                                               Three Months Ended
                               --------------------------------------------------
                               June 30,     March 31,  December 31, September 30,
                                 1993         1993        1992          1992
                               --------     ---------  ------------ -------------
                                 (Dollars in Thousands, except Per Share Data)
Fiscal 1993
 Interest income..........      $8,893       $8,551       $9,325       $9,022
 Interest expense.........       5,191        4,758        5,277        5,501
  Net interest income.....       3,702        3,793        4,048        3,521
 Provision for loan losses          83           82           60           60
  Net interest income
   after provision for
   loan losses............       3,619        3,711        3,988        3,461
 Other income............        3,009        1,672        1,638        2,114
 Other expenses..........        4,194        3,585        3,877        3,512
  Income before income
   taxes.................        2,434        1,798        1,749        2,063
 Income taxes............        1,045          693          594          762
 Net income..............       $1,389       $1,105       $1,155       $1,301
 Earnings per share......       $  .79       $  .61       $  .63       $  .71
 Dividends declared per
  share..................       $  .11       $  .11       $  .11       $  .10

                         Independent Auditor's Report


Board of Directors
UF Bancorp, Inc.
Evansville, Indiana

We have audited the consolidated statement of financial condition of UF Bancorp, Inc. and subsidiary corporations as of June 30, 1994 and 1993, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Union Security Mortgage, Inc., a wholly-owned subsidiary (sold effective May 31, 1993), which statements reflect net profit (loss) of $(549,000) and $959,000 for the eleven months and year ended June 30, 1993, and 1992. Those statements were audited by another auditor whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Union Security Mortgage, Inc., is based solely on the report of the other auditor.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of UF Bancorp, Inc. and subsidiary corporations as of June 30, 1994, and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to consolidated financial statements, the Company has restated its June 30, 1994 financial statements for both the Company's allowance for loan and warranty losses.

As discussed in the notes to consolidated financial statements, the Company changed its method of accounting for income taxes on July 1, 1993.

Geo S. Olive & Co. LLC

Evansville, Indiana
August 6, 1994, except for the
restatement and subsequent
events note, for which the
date is June 7, 1995.

                 UF Bancorp, Inc. and Subsidiary Corporations

                 Consolidated Statement of Financial Condition
                            (Dollars in Thousands)

June 30                                                          1994           1993
- -------                                                       ---------       ---------
                                                              (Restated)
Assets
  Cash                                                        $  13,021       $  12,193
  Federal funds sold                                              3,300           3,000
  Short-term interest-bearing deposits                           11,681           6,834
                                                              ---------       ---------
    Total cash and cash equivalents                              28,002          22,027
  Investment securities--market value $26,384 and $6,730         26,544           6,723
  Mortgage-backed securities--market value $240,710 and
    $246,541                                                    243,563         244,322
  Loans, net                                                    167,917         179,096
  Loans held for sale                                             9,623          10,066
  Real estate acquired in settlement of loan, net                 1,472           1,702
  Premises and equipment                                          9,166          10,153
  Federal Home Loan Bank of Indianapolis stock, at cost           6,101           5,000
  Interest receivable                                             2,955           3,157
  Prepaid expenses and other assets                               8,540           7,280
                                                              ---------       ---------
    Total assets                                               $503,883        $489,526
                                                              =========       =========
Liabilities
  Deposits                                                     $382,916        $381,712
  Advances from Federal Home Loan Bank of Indianapolis           68,800          58,000
  Interest payable                                                1,424           1,485
  Other liabilities                                               4,358           3,810
                                                              ---------       ---------
    Total liabilities                                           457,498         445,007
                                                              =========       =========

Stockholders' Equity
  Preferred stock, $.01 par value
    Authorized and unissued--1,000,000 shares
  Common stock, $.01 par value
    Authorized--4,000,000 shares
    Issued--1,858,463 shares                                         19              19
  Additional paid-in capital                                     17,334          17,241
  Retained earnings-substantially restricted                     34,852          31,661
                                                              ---------       ---------
                                                                 52,205          48,921
  Treasury stock--at cost--264,770 and 180,892 shares            (5,308)         (3,070)
  ESOP loan guarantee                                              (272)           (972)
  Unearned compensation                                            (240)           (360)
                                                              ---------       ---------
    Total stockholders' equity                                   46,385          44,519
                                                              ---------       ---------
    Total liabilities and stockholders' equity                 $503,883        $489,526
                                                              =========       =========

See notes to consolidated financial statements.

                 UF Bancorp, Inc. and Subsidiary Corporations

                     Consolidated Statement of Operations
                            (Dollars in Thousands)


     Year Ended June 30                           1994            1993            1992
     ------------------                         --------        --------        --------
                                               (Restated)
Interest Income
  Loans                                         $ 14,742        $ 17,049        $ 20,472
  Mortgage-backed securities                      13,978          14,164          13,500
  Federal funds sold                                 257             253             261
  Time deposits                                      262             287             416
  Investment securities                              412             242             451
  Other interest and dividends                       301             526             467
  Loans held for sale                              1,900           3,270           4,033
                                                --------        --------        --------
                                                  31,852          35,791          39,600
                                                --------        --------        --------
Interest Expense
  Deposits                                        15,081          17,329          23,757
  Advances from Federal Home Loan Bank
    of Indianapolis                                3,145           3,312           2,600
  Other                                              294              86              62
                                                --------        --------        --------
                                                  18,520          20,727          26,419
                                                --------        --------        --------

  Net Interest Income                             13,332          15,064          13,181
    Provision for loan losses                        914             285             231
                                                --------        --------        --------

Net Interest Income After Provision For
  Loan Losses                                     12,418          14,779          12,950
                                                --------        --------        --------

Other Income
  Gain on sale of subsidiary                         962             747
  Loss on sale of securities                                                         (61)
  Service charges on deposit accounts                819             755             704
  Mortgage loan origination fees                   3,724           4,457           6,112
  Mortgage loan servicing fees                     1,977           1,583             624
  Insurance commissions                              255             635             537
  Other operating income                             394             256             358
                                                --------        --------        --------
                                                $  8,131        $  8,433        $  8,274
                                                --------        --------        --------

                 UF BANCORP, INC. AND SUBSIDIARY CORPORATIONS

                     CONSOLIDATED STATEMENT OF OPERATIONS
                            (DOLLARS IN THOUSANDS)
                                  (Continued)


YEAR ENDED JUNE 30                                   1994       1993       1992
- ------------------                                   ----       ----       ----
                                                  (Restated)
Other Expense
  Salaries and employee benefits                   $ 6,639    $ 8,066    $ 7,463
  Premises and equipment expense                     1,446      1,572      1,481
  Deposit insurance                                    872        664        850
  Data processing                                      474        535        420
  Communication, postage, printing and
    office supplies                                    833        964        902
  Advertising                                          469        437        420
  Warranty losses on sold loans                      1,482        456        111
  Loan sub-servicing fees                              416        423        202
  Other operating expenses                           2,167      2,051      1,895
                                                    ------     ------     ------
                                                    14,798     15,168     13,744
                                                    ------     ------     ------
Income Before Income Taxes and
  Cumulative Effect of Change
  in Accounting Method                               5,751      8,044      7,480
  Income taxes                                       2,072      3,094      2,735
                                                    ------     ------     ------
Net Income Before Cumulative Effect of
  Change in Accounting Method                        3,679      4,950      4,745

Cumulative Effect of Change in Method of
  Accounting for Income Taxes                          300

Net Income                                         $ 3,979    $ 4,950    $ 4,745

Per Share
  Income Before Cumulative Effect of
    Accounting Change                                $2.14      $2.74
  Cumulative Effect of Change in Accounting
    for Income Taxes                                   .17
  Net Income                                          2.31       2.74

See notes to consolidated financial statements.

                 UF Bancorp, Inc. and Subsidiary Corporations

           Consolidated Statement of Changes in Stockholders' Equity
                            (Dollars in Thousands)


                                                    Additional                                                            Total
                                        Common       Paid-in      Retained    Treasury    ESOP Loan      Unearned      Stockholders'
                                 Shares    Amount    Capital      Earnings     Stock      Guarantee    Compensation       Equity
                                ---------  ------   ----------    --------    --------    ---------    ------------    -------------
Balances, July 1, 1991                                             $22,890                                                $22,890

Net income for 1992                                                  4,745                                                  4,745
Cash dividends ($.10 per share)                                       (176)                                                  (176)
Issuance of common stock        1,851,981    $19     $17,072                                                               17,091
Recognition of ESOP loan
  guarantee                                                                                $(1,296)                        (1,296)
Unearned compensation--RRP                                                                                 $(600)            (600)
Purchase of treasury stock        (92,599)                                    $(1,109)                                     (1,109)
Amortization of unearned
  compensation                                                                                               120              120
Principal repayments on ESOP
  loan                                                                                         138                            138
                                ---------    ---     -------       -------    -------       ------         -----          -------
Balances, June 30, 1992         1,759,382     19      17,072        27,459     (1,109)      (1,158)         (480)          41,803

Net income for 1993                                                  4,950                                                  4,950
Cash dividends ($.43 per share)                                       (748)                                                  (748)
Tax benefits of ESOP, stock
  options and RRP                                        104                                                                  104
Exercise of stock options           6,482                 65                                                                   65
Purchase of treasury stock        (88,293)                                     (1,961)                                     (1,961)
Amortization of unearned
  compensation                                                                                               120              120
Principal repayments on ESOP
  loan                                                                                         186                            186
                                ---------    ---     -------       -------    -------       ------         -----          -------
Balances, June 30, 1993         1,677,571     19      17,241        31,661     (3,070)        (972)         (360)          44,519

Net income for 1994/1/                                               3,979                                                  3,979
Cash dividends ($.485 per share)                                      (788)                                                  (788)
Tax benefits of ESOP, stock
  options and RRP                                         93                                                                   93
Purchase of treasury stock        (83,878)                                     (2,238)                                     (2,238)
Amortization of unearned
  compensation                                                                                               120              120
Principal repayments on ESOP
  loan                                                                                         700                            700
                                ---------    ---     -------       -------    -------       ------         -----          -------
Balances, June 30, 1994/1/      1,593,693    $19     $17,334       $34,852    $(5,308)      $ (272)        $(240)         $46,385
                                =========    ===     =======       =======    =======       ======         =====          =======

__________
/1/These amounts are restated.
See notes to consolidated financial statements.

                 UF Bancorp, Inc. and Subsidiary Corporations

                     Consolidated Statement of Cash Flows
                            (Dollars in Thousands)

Year Ended June 30                                        1994               1993             1992
- ------------------                                        ----               ----             ----
                                                       (Restated)
Operating Activities
  Net income                                           $  3,979         $   4,950         $  4,745
  Adjustments to reconcile net income to
    net cash provided (used) by operating activities
    Provision for loan losses                               914               285              231
    Depreciation and amortization                           759               787              787
    Premium and discount amortization on investment
      and mortgage-backed securities                     (1,242)             (446)            (373)
    Accretion of net origination fees                      (311)             (340)            (307)
    Origination fee receipts                                246               363              310
    Loss on sale of mortgage-backed securities                                                  61
    Changes in
      Interest receivable                                   202              (334)             641
      Prepaid expenses and other assets                  (1,061)           (4,146)             346
      Interest payable                                      (61)             (489)            (863)
      Loans held for sale                                   443            37,982           (9,091)
      Other liabilities                                   1,267            (1,258)           2,607
    Other adjustments, net                                  (26)               50           (1,841)
                                                       --------         ---------         --------
      Net cash provided (used) by operating activities    5,109            37,404           (2,747)
                                                       --------         ---------         --------

Investing Activities
  Purchase of mortgage-backed securities                (69,893)         (115,232)         (61,882)
  Proceeds from mortgage-backed securities maturities
    and principal repayments                             71,894            47,373           45,419
  Proceeds from sale of mortgage-backed securities                                           5,154
  Purchase of investment securities                     (28,461)           (5,497)          (6,794)
  Proceeds from investment securities maturities and
    principal repayments                                  8,825             2,219           10,877
  Net change in loans                                    19,249            25,291           21,701
  Purchase of loans                                      (9,358)          (11,480)          (5,482)
  Proceeds from sale of real estate owned                   431               474              423
  Purchases of premises and equipment                      (486)           (2,253)            (709)
  Proceeds from sale of fixed assets                        714               376
  Purchases of FHLB stock                                (1,101)           (1,013)            (400)
                                                       --------         ---------         --------
    Net cash provided (used) by investing activities     (8,186)          (59,742)           8,307
                                                       --------         ---------         --------

                 UF Bancorp, Inc. and Subsidiary Corporations

                     Consolidated Statement of Cash Flows
                            (Dollars in Thousands)
                                  (Continued)


Year Ended June 30                                        1994               1993             1992
- ------------------                                        ----               ----             ----
                                                      (Restated)
Financing Activities
  Net increase in noninterest-bearing deposits,
    NOW accounts and statement savings accounts       $  10,844         $  17,691         $ 21,551
  Net increase (decrease) in certificates of deposit     (9,640)          (26,730)         (31,376)
  Repayment of FHLB advances                           (100,000)         (115,000)         (61,000)
  Proceeds from FHLB advances                           110,800           142,000           60,000
  Net increase (decrease) in advances by borrowers
    for taxes and insurance                                 (19)              (81)              79
  Net proceeds from issuance of stock                                                       17,091
  Proceeds from exercise of stock options                                      65
  Tax benefits of ESOP, stock options and RRP                93               104
  Purchase of treasury stock                             (2,238)           (1,961)          (1,109)
  Purchase of stock for RRP                                                                   (600)
  Cash dividends                                           (788)             (748)            (176)
                                                      ---------         ---------         --------
    Net cash provided by financing activities             9,052            15,340            4,460
                                                      ---------         ---------         --------

Net Increase (Decrease) in Cash and
  Cash Equivalents                                        5,975            (6,998)          10,020

Cash and Cash Equivalents, Beginning of Year             22,027            29,025           19,005
                                                      ---------         ---------         --------

Cash and Cash Equivalents, End of Year                $  28,002         $  22,027         $ 29,025
                                                      =========         =========         ========

Additional Cash Flows and Supplementary
  Information
  Cash paid for interest                              $  18,581         $  21,130         $ 27,223
  Income taxes paid                                       1,940             3,438            2,717
  ESOP loan guarantee                                                                        1,296


See notes to consolidated financial statements.

                 UF Bancorp, Inc. and Subsidiary Corporations

                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


 .       Summary of Significant Accounting Policies

The accounting and reporting policies of UF Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Union Federal Savings Bank (the "Bank"), and its wholly-owned subsidiaries, Unifin, Inc., Community Insurance Associates, Inc., Union Security Mortgage, Inc. (USM), which was sold effective May 31, 1993, and the Union Financial Corp. (UFC), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany transactions and accounts.

Description of Business

The Bank generates real estate, mortgage, consumer and commercial loans and receives deposits from customers located primarily in southern Indiana, western Kentucky and southern Illinois. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. USM, which was sold on May 31, 1993, was in the mortgage banking business, which included the origination, funding, selling, brokering and servicing of mortgage loans in southern California. UFC, which was formed in January, 1993, is in the same line of business as USM and serves the middle Atlantic coast states.

Investments and Mortgage-Backed Securities

Investments and mortgage-backed securities are carried at amortized cost, because management has the ability and intent to hold to maturity. Gain or losses on the sale of investment and mortgage-backed certificates are determined on a specific-identification basis. Premiums and discounts on investment and mortgage-backed securities are amortized into income over the life of the security using the level-yield method. Mortgage-backed securities represent primarily participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities.

In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS No. 115), Accounting for Certain Investments in Debt and Equity Securities. This statement requires that securities be classified in three categories and provides specific accounting treatment for each. "Trading" securities are bought and held primarily for sale in the near term and are carried at fair value, with unrealized holding gains and losses included in earnings; "held-to-maturity" securities, for which the intent is to hold to maturity, are carried at amortized cost; and "available-for-sale" securities are all others and are carried at fair value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity. The Company adopted SFAS No. 115 on July 1, 1994. At that date, investment securities with an approximate carrying value of $6,718,000 and mortgage-backed securities with an approximate carrying value of $177,800,000 were reclassified as available for sale. These reclassifications resulted in a decrease in total stockholders' equity, net of taxes, of $1,844,000. All other investment and mortgage-backed securities were classified as "held to maturity".

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


Loans

Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. Loans are placed in a nonaccrual status when the loans become delinquent ninety days or more. Interest income previously accrued but not deemed collectible is reversed and charged against current income. Interest on these loans is then recognized as income when collected. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Mortgage Banking Activities

Mortgage loans held for sale are carried at the lower of cost or market determined on an individual loan basis. The weighted average interest rate of such loans at June 30, 1994 and 1993 was 7.5% and 6.6%. All mortgage loans held for sale at June 30, 1994 and 1993 had commitments for sale to permanent investors.

Mortgage loan origination fees incorporate all income associated with the generation and selling of mortgage loans and includes loan origination, processing, placement and commitment fees, gains and losses on sales of loans and loan servicing rights and forward loan commitments. Loan origination and processing fees, net of related direct costs, are recognized when the related loans are sold to permanent investors. Loan placement fees are recognized when all significant services have been performed. Loan commitment fees paid relating to commitments with permanent investors are recognized when the related loans are sold to permanent investors or recognized as an expense when it becomes evident the commitment will not be used. Gains on sales of loans and/or loan servicing rights are recognized when title and all risks and rewards irrevocable pass to the buyer. Gains and losses on mandatory forward commitments are recognized when the related loans are sold or management determines that the commitment will not be utilized.

Real Estate Acquired in Settlement of Loans

Real estate properties acquired in settlement of loans are initially recorded at the lower of the related loan balance or fair value, less estimated selling costs, at the date of acquisition. When a reduction from the loan balance to the fair value is required at the time of foreclosure, the difference is charged to the allowance for loan losses. Further reduction from recorded value to net realizable value are made through increases in the allowance for losses on real estate owned. Costs relating to the development and improvement of the property are capitalized, whereas costs relating to holding the property are charged to expense.

Allowances for Loan and Real Estate Losses

Allowances for losses on loans and real estate owned are maintained to absorb potential losses based on management's continuing review and evaluation of the portfolios and its judgement as to the impact of economic conditions on the portfolios. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolios and the current condition and amounts of loans outstanding and real estate owned.

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


Premises and Equipment

Premises and equipment are stated at cost net of accumulated depreciation. Depreciation is computed on the straight-line method over their estimated useful lives: buildings and land improvements, 20 to 50 years and furniture fixtures and equipment, 3 to 7 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank Stock

Federal Home Loan Bank (FHLB) stock is required investment for institutions that are members of the FHLB system. The required investment in common stock is based on a predetermined formula.

Pension Plan Costs

Pension plan costs are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by the Employee Retirement Income Security Act of 1974.

Income Taxes

Income taxes provided in the consolidated statement of operations includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, for the year ended June 30, 1994. The Company and its subsidiaries file consolidated income tax returns.

Net Income Per Share

Income per share computations are based on the weighted average number of common shares and common share equivalents outstanding during the year. Common stock options are considered common stock equivalents. Earnings per share for the year ended June 30, 1994, based upon 1,718,909 average common and common equivalent shares outstanding, was $2.31 and included a $.17 per share increase resulting from the Company's adoption of SFAS No. 109.

Earnings per share for the year ended June 30, 1993 was $2.74, based upon 1,806,567 average common and common equivalent shares outstanding.

Net income per share is not meaningful for the year ended June 30, 1992 because all shares were issued October 30, 1991 and, therefore, only outstanding for a portion of the year. Earnings per share for the six months ended June 30, 1992, based on the average weighted common shares and common equivalent shares outstanding for the six-month period would have been $1.34 (unaudited).

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


 .    Restatement and Subsequent Events:

On December 13, 1994, CNB Bancshares, Inc. (CNB) and the Company jointly announced the execution of a definitive merger agreement whereby CNB would acquire the Company. Under the terms of the agreement, shareholders of UF Bancorp will receive 1.366 shares of CNB common stock for each of the 1,607,693 outstanding common shares of UF Bancorp, assuming CNB's market price just prior to the closing is not less than $26.66 per share or more than $36.06 per share. In addition, CNB will reserve shares for future issuance pursuant to the outstanding UF Bancorp options. The merger is subject to approval by the UF Bancorp shareholders, the receipt of appropriate regulatory approvals and certain other conditions. Under certain circumstances, should UF Bancorp not complete this transaction, it may become obligated to pay CNB a termination fee of $2 million.

During the continuous process of evaluating the adequacy of the Company's valuation allowances management has concluded that certain facts and circumstances were not completely considered in evaluating the adequacy of the allowance for loan and warranty losses at June 30, 1994. Consideration of these factors has led management to believe that the best estimate of potential losses resulted in an increase in its allowance for loan losses of $585,000 and an increase in its allowance for warranty losses of $1,086,000.

Therefore, the consolidated financial statements as of June 30, 1994, have been restated to reflect the above adjustments. The effect of these adjustments on the June 30, 1994, financial statements is as follows:

                                                    As Previously
                                                      Reported       As Restated
                                                      --------       -----------
Net interest income after provision of loan
  losses                                               $13,003         $12,418
Income before income taxes and cumulative
  effect of change in accounting method                  7,422           5,751
Net income                                               4,986           3,979
Earnings per share                                     $  2.90         $  2.31

During December, 1994, the Company, due to its intent to convert to a commercial bank, recorded as an expense an income tax liability of $2,775,000 pertaining to an allocation of income to bad debt deductions as of December 31, 1987 (as discussed in the income taxes note). Also, subsequent to the issuance of the June 30, 1994, financial statements, the Company canceled its proposed directors stock option plan that at June 30 was subject to shareholder approval.

 .    Sale of Union Security Mortgage, Inc.

On May 31, 1993, the Bank sold the operations and stock of its wholly owned California mortgage bank subsidiary, USM. Immediately prior to the sale, all non-acquired assets and liabilities, principally loans held for sale and the loans serviced by others portfolio of $720,000,000, were transferred to the Bank. The sales price consisted of a cash payment for the net assets and liabilities sold and post-closing date payments to be made based on a percentage of loans funded by USM over the twelve months following May 31, 1993. Post-closing date payments pertaining to the volume of loans funded during June and July, 1993 were computed based upon a larger percentage factor than payments thereafter.

The sale resulted in a fourth quarter 1993 pre-tax gain of $747,000, which included $237,000 of post-closing date payments for loans closed in June, 1993. Remaining post-closing date payments of $962,000 were recorded as additional gain on sale in fiscal 1994.

Summarized operating results of USM are as follows:

                                    Eleven Months
                                        Ended        Year Ended
                                       May 31,        June 30,
                                        1993            1992
                                        ----            ----
Net interest income                    $  344          $  106
Operating income                        4,786           6,474
                                       ------          ------
                                        5,130           6,580
Operating expenses                      5,829           4,944
                                       ------          ------

Income (loss) before taxes               (699)          1,636

Income taxes (benefit)                   (150)            677
                                       ------          ------

Net income (loss)                      $ (549)         $  959

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


 .    Investment Securities

                                              Gross      Gross
                                Amortized  Unrealized  Unrealized  Market
                                  Cost        Gains      Losses    Value
                                  ----        -----      ------    -----
At June 30, 1994
   U. S. Treasury                $22,928       $18        $178     $22,768
   Corporate                       3,616                             3,616
                                 -------       ---        ----     -------
     Totals                      $26,544       $18        $178     $26,384
                                 =======       ===        ====     =======

At June 30, 1993
   U. S. Treasury                $ 6,580       $11                 $ 6,591
   Corporate                         143                  $  4         139
                                 -------       ---        ----     -------

     Totals                      $ 6,723       $11        $  4     $ 6,730
                                 =======       ===        ====     =======

The amortized cost and estimated market value of investments at June 30, 1994, by contractual maturity, are shown below:

                                                Amortized        Market
                                                  Cost            Value
                                                  ----            -----
Due in one year or less                          $ 6,718         $ 6,718
Due after one year through five years             15,210          15,128
Due after five years through ten years             4,616           4,538
                                                 -------         -------
                                                 $26,544         $26,384

There were no sales of investment securities during the years ended June 30, 1994, 1993 and 1992.

- --------------------------------------------------------------------------------

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


 .       Mortgage-Backed Securities

                                                               Gross        Gross
                                                 Amortized   Unrealized   Unrealized     Market
                                                   Cost        Gains        Losses        Value
                                                   ----        -----        ------        -----
At June 30, 1994
   FNMA participation certificates              $ 24,704      $   34         $ 392      $ 24,346
   GNMA participation certificates                 1,529          41                       1,570
   FHLMC participation certificates               50,344         190            699       49,835
   Collateralized mortgage obligations            22,091                        364       21,727
   Other participation certificates              144,895         773          2,436      143,232
                                                --------      ------         ------     --------
      Totals                                    $243,563      $1,038         $3,891     $240,710
                                                ========      ======         ======     ========

At June 30, 1993
   FNMA participation certificates              $ 34,614      $  158         $   12     $ 34,760
   GNMA participation certificates                 2,160         156                       2,316
   FHLMC participation certificates               19,062         770             39       19,793
   Collateralized mortgage obligations            11,962          49             57       11,954
   Other participation certificates              176,524       1,533            339      177,718
                                                 --------      ------         ------    --------
      Totals                                    $244,322      $2,666          $ 447     $246,541
                                                ========      ======          ======    ========

Proceeds from sales of investments in mortgage-backed securities during the year ended June 30, 1992 were $5,154,000. Gross losses of $61,000 were realized on those sales. There were no sales of mortgage-backed securities during the years ended June 30, 1994 or 1993.

- -------------------------------------------------------------------------------

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


 .       Loans Receivable

June 30                                   1994          1993
- -------                                   ----          ----
                                       (Restated)
Real estate mortgage loans
   One-to-four family residential       $118,116      $132,426
   Multi-family dwellings                 14,574         9,141
Non-residential real estate               16,371        13,760
Construction                               5,004         3,576
Consumer loans                            16,075        20,018
Commercial loans                           4,291         3,852
                                        --------      --------
      Total loans                        174,431       182,773
                                        --------      --------
Undisbursed portion of loans              (4,319)       (2,184)
Unearned interest and fees                  (660)         (693)
Allowance                                 (1,535)         (800)
                                        --------      --------
                                          (6,514)       (3,677)
                                        --------      --------
      Totals                            $167,917      $179,096
                                        ========      ========


Year Ended June 30                       1994    1993    1992
- ------------------                       ----    ----    ----
                                      (Restated)
Allowance for loan losses
   Balances at beginning of period      $  800   $ 648   $ 620
   Provision for loan losses               914     285     231
   Loans charged off                      (189)   (152)   (214)
   Recoveries                               10      19      11
                                        ------   -----   -----
   Balances at end of period            $1,535   $ 800   $ 648
                                        ======   =====   =====

At June 30, 1994, the Bank had real estate mortgage loans totaling $116,960,000 (170% of outstanding advances) pledged as collateral for advances from the Federal Home Loan Bank of Indianapolis.

- -------------------------------------------------------------------------------

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


The amount of loans serviced for the benefit of others was $661,980,000, $787,270,000, $448,995,000 at June 30, 1994, 1993 and 1992. Of these loans serviced, $551,834,000, $730,450,000 and $405,896,000 pertain to loans originated by USM which are serviced by a subservicing agency. Loan servicing fees for loans originated by USM, net of costs of this subservicing arrangement, were $1,233,000, $827,000 and $290,000 for June 30, 1994, 1993 and
1992.  Costs of subservicing are included in other operating expenses.

The Bank had a total of $168,000, $426,000 and $494,000 of nonaccrual loans at June 30, 1994, 1993 and 1992. Additional interest of approximately $6,000, $25,000 and $24,000 would have been recorded for the same periods had income on these loans been accounted for on the accrual basis.

 .       Real Estate Owned

June 30                                          1994      1993
- -------                                          ----      ----
Real estate owned                               $1,624    $1,861
Allowance for losses                              (152)     (159)
                                                ------    ------
   Totals                                       $1,472    $1,702
                                                ======    ======

Year Ended June 30                       1994    1993      1992
- -----------------                        ----    ----      ----

Balances at beginning of period          $159    $ 211     $ 259
Provision for losses                       31       61        89
Real estate charged off                   (38)    (113)     (137)
                                         ----    -----     -----
        Balances                         $152    $ 159     $ 211
                                         ====    =====     =====

 .       Premises and Equipment

June 30                                          1994      1993
- -------                                          ----      ----
Cost
   Land                                        $ 2,637   $ 2,926
   Buildings and land improvements               8,915     9,340
   Furniture, fixtures and equipment             7,227     6,741
                                               -------   -------
      Total cost                                18,779    19,007
Accumulated depreciation                        (9,613)   (8,854)
                                               -------   -------
      Net                                      $ 9,166   $10,153
                                               =======   =======

- -------------------------------------------------------------------------------

 .       Accrued Interest Receivable

June 30                            1994    1993
- -------                            ----    ----
Mortgage-backed securities        $1,792  $1,956
Loans receivable                     941   1,169
Investments and other                222      32
                                  ------  ------
   Totals                         $2,955  $3,157
                                  ======  ======

 .       Deposits

                                         1994               1993
                                   ----------------   ----------------
                                          Weighted           Weighted
                                           Average            Average
June 30                            Amount   Rate     Amount    Rate
- -------                            ------   ----     ------    ----
Deposits
   Certificates                   $230,338  4.60%   $245,353   4.92%
   Passbook savings account         57,104  2.75      48,500   3.10
   NOW and checking accounts        58,168  2.92      53,662   3.16
   Money market deposit accounts    26,604  2.85      27,508   3.10
   Non-interest bearing accounts    10,702             6,689
                                  --------          --------

      Total deposits              $382,916          $381,712
                                  ========          ========

                                         1994               1993
                                   ----------------   ----------------
June 30                            Amount  Per Cent   Amount  Per Cent
- -------                            ------  --------   ------  --------
Certificates maturing in
   1 year and less                $120,643   52.4%   $147,358   60.1%
   1 to 2 years                     59,446   25.8      56,509   23.0
   2 to 3 years                     24,760   10.7      16,669    6.8
   Over 3 years                     25,489   11.1      24,817   10.1
                                  --------  -----    --------  -----
      Totals                      $230,338  100.0%   $245,353  100.0%
                                  ========  =====    ========  =====

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


The table below sets forth the amount, by interest rates, of savings deposits in the Bank as of the dates indicated:

June 30                                                    1994        1993
- -------                                                    ----        ----
4% and under                                           $242,498    $231,133
4.01% to 6%                                             107,368      87,965
6.01% to 8%                                              22,409      43,544
8.01% to 10%                                             10,049      18,154
Over 10%                                                    592         916
                                                       --------    --------
  Totals                                               $382,916    $381,712
                                                       ========    ========

Interest expense for deposit accounts is summarized as follows:

Year Ended June 30                             1994        1993        1992
- -------                                        ----        ----        ----
NOW and money market accounts               $ 2,493     $ 2,584     $ 3,126
Passbook savings accounts                     1,436       1,461       1,829
Certificate accounts                         11,152      13,284      18,802
                                            -------     -------     -------
                                            $15,081     $17,329     $23,757
                                            =======     =======     =======

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $22,027,000 and $22,072,000 at June 30, 1994 and
1993.


 .       Advances From Federal Home Loan Bank

                                           1994                   1993
                                     ----------------       ----------------
                                             Weighted               Weighted
                                              Average                Average
Years Ending June 30                 Amount    Rate         Amount    Rate
- --------------------                 ------    ----         ------    ----
1994                                                        $38,000     3.50%
1995                                 $33,000     4.92%        5,000     6.75
1996                                  15,000     9.29        15,000     9.29
1999 and after                        20,800     4.78
                                     -------                -------
  Totals                             $68,800                $58,000
                                     =======                =======

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


The terms of a security agreement with the FHLB require the Bank to pledge as collateral for advances both qualifying first mortgage loans and mortgage-backed securities in an amount equal to at least 170 percent of these advances and all stock in the FHLB. Generally, advances are subject to restrictions or penalties in the event of prepayment.

 .       Income Taxes

Year Ended June 30                                                   1994             1993               1992
- ------------------                                                   ----             ----               ----
                                                                  (Restated)
Income tax expense (benefit)
  Currently payable
    Federal                                                         $2,156          $2,276             $2,260
    State                                                              560             812                666
                                                                    ------          ------             ------
                                                                     2,716           3,088              2,926
                                                                    ------          ------             ------
  Deferred
    Federal                                                           (506)              5               (156)
    State                                                             (138)              1                (35)
                                                                    ------          ------             ------
                                                                      (644)              6               (191)
                                                                    ------          ------             ------

      Total income tax expense                                      $2,072          $3,094             $2,735
                                                                    ======          ======             ======

Deferred provision (benefit) relating to
  Depreciation                                                                      $  (40)            $  (80)
  Loan fees                                                                           (109)               108
  Gain on loan sales                                                                    (3)               (94)
  Compensation                                                                          55                (51)
  Other                                                                                103                (74)
                                                                                    ------             ------

    Deferred provision (benefit)                                                    $    6             $ (191)
                                                                                    ======             ======

Reconciliation of federal statutory income tax to actual
  Tax expense (benefit)
  Federal statutory income tax at 34%                               $1,955          $2,735             $2,543
  State franchise tax, net of federal benefit                          274             536                440
  Tax credits                                                         (150)           (150)              (150)
  Bad debt deduction                                                                  (120)               (53)
  Other, net                                                            (7)             93                (45)
                                                                    ------          ------             ------

    Actual tax expense                                              $2,072          $3,094             $2,735
                                                                    ======          ======             ======

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


A cumulative deferred tax asset of $580,000 is included in other assets. The components of the asset are as follows:

June 30                                                                      1994
- -------                                                                      ----
                                                                          (Restated)
Differences in accounting for loan fees                                    $  197
Differences in depreciation methods                                          (390)
Differences in accounting for stock dividend                                 (236)
Differences in accounting for pensions and other employee benefits            285
Differences in accounting for warranty losses on sold loans                   434
Other                                                                         290
                                                                           ------

                                                                           $  580
                                                                           ======

Assets                                                                     $1,491
Liabilities                                                                  (911)
                                                                           ------
                                                                           $  580
                                                                           ======

During 1994, the Company adopted SFAS No. 109. As a result, the beginning deferred tax liability was reduced by $300,000, which is reported as the cumulative effect of a change in accounting method. A valuation allowance was not required at any time during fiscal year 1994.

Retained earnings include approximately $8,163,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,775,000.


 .       Stockholders' Equity and Regulatory Matters

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 requires thrifts to maintain core capital and tangible capital of at least 3% and 1.5%, respectively, of adjusted total assets and, subject to a phase-in period, risk-based capital of at least 8% of risk-weighted assets. At June 30, 1994, the Bank exceeded these capital requirements.

The Company's principal source of income and funds is dividends from its savings association banking subsidiary and is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, the Office of Thrift Supervision (OTS) regulations set restriction on the amount of dividends the Bank may pay. At June 30, 1994, total stockholder's equity of the banking subsidiary was $37,481,000 of which $10,536,000 was available for the payment of dividends without prior approval by the OTS.

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


At the time of conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation (and only in such an event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $22,890,000.

The Company is authorized to issue 1,000,000 shares of preferred stock, $.01 par value, which remain unissued at June 30, 1994. In the event any preferred shares are issued, the Board of Directors is authorized to fix the designation, powers, preferences and rights of the shares and any qualifications, limitation or restrictions thereon.

Effective October 30, 1991, Union Federal Savings Bank converted from a mutual savings bank to a stock savings bank with all of its stock being issued to the Company which issued 1,851,981 shares of its common stock with a $.01 per share par value. Net proceeds of the Company's stock issuance after costs were $17,091,000. The acquisition of the Bank by the Company was accounted for as if it were a pooling of interest.

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required was $3,048,000 at June 30, 1994.


 .       Employee Benefit Plans

The Bank is a participant in a pension fund known as the Financial Institutions Retirement Fund (FIRF). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 1993, the date of the latest actuarial valuation. No pension expense was recorded for any of the three years ended June 30, 1994. Due to the Internal Revenue Service's full funding limit, contributions to the plan have not been required since June, 1987. This plan provides pension benefits for substantially all of the Bank's employees.

The Bank has adopted an employee savings plan under which employees can contribute up to 12% of their annual salaries. The Bank will match, as a minimum, 25% of employees' contributions up to 6% of salaries. At the discretion of the Board of Directors, additional matching up to 100% can be made.

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


Also, at the discretion of the Board of Directors, an officer and employee bonus can be paid based upon a predetermined formula based on earnings and net worth. For the years ended June 30, 1994, 1993 and 1992, the Bank expensed $649,000, $752,000 and $697,000 for the bonus arrangement. Amounts expensed by the Company under this bonus arrangement can be used to fund contributions to the Company's Employee Stock Ownership Plan (ESOP), or can be paid directly to employees.

As noted above, the Company has established an ESOP to provide Bank employees an opportunity to acquire shares of the Company's common stock. The costs of the ESOP are expensed by the Bank through contributions in amounts determined by the Board of Directors. These contributions are allocated among participants based upon compensation. The bank's contributions to the ESOP were $690,000, $117,710 and $295,000 for fiscal years 1994, 1993 and 1992, of which $40,800, $68,960 and
$62,000 (the amounts of interest incurred on the ESOP debt) are classified as interest expense. The ESOP borrowed $1,296,390 from a third party lender which is repayable over seven years and guaranteed by the Company. The loan is included in other liabilities on the Company's balance sheet and also as an offset in stockholders' equity. The Company had $676,000 of overnight deposits pledged as collateral for this loan at June 30, 1994. The proceeds from the loan were used to purchase 129,639 shares of the Company's common stock.

Also, in conjunction with the conversion, the Board of Directors of the Company established a Recognition and Retention Plan and Trust (RRP). The Company contributed $600,050 to the RRP for the purchase of 55,560 shares of Company common stock. Effective with the conversion on October 30, 1991, awards of grants for these shares were issued to various officers and employees of the Company. These awards vest at a rate of 20% per year commencing June 30, 1992. The unearned compensation portion of these stock awards is presented as a reduction of stockholders equity.

The Board of Directors of the Company adopted (subsequently ratified by the stockholders), a Stock Option and Incentive Plan (Option Plan) with authorization to grant incentive stock options, non-qualified stock options, stock appreciation rights, limited stock appreciation rights and restricted stock. Upon the conversion, the Company reserved 185,198 shares of its common stock and also granted options to purchase 161,308 shares of common stock at $10 per share (the stock issuance price at conversion) to various officers and non-employee directors. These options are exercisable over a ten-year period. During 1993, 6,482 options were exercised and none awarded. During 1994, options to purchase 17,170 shares were granted under this Option Plan to various officers at an exercise price of $23.06. Also, additional options to purchase 6,720 shares under a new directors' stock option plan (subject to stockholder approval) were granted to non-employee directors at an exercise price of $24.06. No options were exercised during 1994. At June 30, 1994, there were a total of 178,716 options outstanding at an average option price of $11.78, of which 129,871 were exercisable at that date.

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


 .       Commitments and Contingent Liabilities and Financial Instruments
        With Off Balance Sheet Risk

In the normal course of business, there are outstanding commitments and contingent liabilities which are not included in the accompanying consolidated financial statements.

At June 30, 1994, the Bank, excluding UFC, had outstanding commitments to extend credit, which amounted to $5,629,000, consisting of $4,594,000 with adjustable rates and $1,035,000 with fixed rates ranging from 8% to 9.38%. At June 30, 1993, the Bank, excluding UFC, had outstanding commitments to extend credit, which amounted to $14,338,000 consisting of $12,007,000 with adjustable rates and $2,331,000 with fixed rates ranging from 7% to 9%.

At June 30, 1994, UFC had commitments to fund loans of approximately $35,575,000, consisting of $18,745,000 with adjustable rates and $16,830,000 with fixed rates varying from 6.9% to 10.5%. Offsetting these commitments to fund loans, at June 30, 1994, UFC had commitments to sell loans of $27,700,000 and mortgage-backed securities of $8,000,000. At June 30, 1993, UFC had commitments to fund loans of approximately $28,478,000, consisting of $5,229,000 with adjustable rates and $23,249,000 with fixed rates varying from 6.625% to 8.25%. UFC had commitments to sell all but $1,537,000 of these loans. Commitments to fund loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to sell loans to permanent investors generally have fixed expiration dates or other termination clauses and may require payment of a fee. Also, external market forces impact the probability of commitments being exercised; therefore, total commitments outstanding do not necessarily represent future cash requirements.

In the ordinary course of business, the Bank and UFC have liability under representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights. Under certain circumstances, they may become liable for the unpaid principal and interest on defaulted loans (whether recourse or nonrecourse) or other loans if there has been a breach of representations or warranties. With the sale of USM on May 31, 1993, the Bank assumed these representations and warranties for all loans sold by USM prior to May 31, 1993. For the years ended June 30, 1994, 1993 and 1992, the Company provided for losses of $1,482,000, $456,000 and $111,000 under these assumed guarantees. The allowance for future losses at June 30, 1994 was $1,366,000.

The Company is also subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company in connection with such claims and lawsuits, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the consolidated financial position or the results of operations of the Company.

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


The Bank has entered into employment contracts with six of its officers which provide for the continuation of salary and certain benefits for specified periods of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of involuntary termination for other than cause following a change in control of the Company. The contingent liability under the agreements in the event of a change in control is approximately $1,300,000 at June 30, 1994.

 .    Business Segment Information

The Company's operations have been classified into two business segments: community banking and mortgage banking. The community banking segment involves primarily the traditional activities of obtaining retail deposits and the making of mortgage and other types of loans and other traditional community banking activities. The mortgage banking segment involves the making, purchasing, selling and servicing of one-to-four family and single family loans.

Financial information by business segment is summarized as follows:

                                                     1994      1993      1992
                                                     ----      ----      ----
                                                  (Restated)
Net Interest Income Before Provision for Loan Losses
    Community banking                              $ 13,266  $ 14,728  $ 13,075
    Mortgage banking                                     66       336       106
                                                   --------  --------  --------
                                                   $ 13,332  $ 15,064  $ 13,181
                                                   ========  ========  ========
Net Income Before Taxes
    Community banking                              $  4,994  $  7,860  $  5,844
    Mortgage banking                                    757       184     1,636
                                                   --------  --------  --------
                                                   $  5,751  $  8,044  $  7,480
                                                   ========  ========  =========
Total Assets
    Community banking                              $493,848  $476,177  $419,711
    Mortgage banking                                 10,035    13,349    50,966
                                                   --------  --------  --------
                                                   $503,883  $489,526  $470,677
                                                   ========  ========  ========
Loans Serviced for Others
    Community banking                              $ 65,380  $ 56,800  $ 43,095
    Mortgage banking                                596,600   730,470   405,900
                                                   --------  --------  --------
                                                   $661,980  $787,270  $448,995
                                                   ========  ========  ========

The gain on the sale of the California mortgage bank subsidiary of $962,000 and $747,000 for 1994 and 1993 is included in the mortgage banking net income before taxes presented above.

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


 .       Fair Value of Financial Instruments

In December, 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. This standard extends the existing fair value disclosure practices for some instruments by requiring entities to disclose the fair value of financial instruments for which it is practicable to estimate fair value. The following methods and assumptions were used to estimate the fair value of each type of financial instrument.

Cash, Cash Equivalents and FHLB Stock

For these instruments, the carrying value on reporting date is a reasonable estimate of fair value.

Investment Securities and Mortgage-Backed Securities

For investment securities and mortgage-backed securities, fair values are based on quoted market prices, if available. For securities where quoted prices are not available, fair value is estimated based on market prices of similar securities.

Loans and Loans Held for Sale

For most residential mortgage loans and certain other homogeneous categories of loans, fair value is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit rates for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings

The carrying amount of short-term borrowings is a reasonable estimate of fair value. For long-term borrowings, the fair value is estimated using the rates currently offered for borrowings of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit

The carrying values of these items are not material to the Company's financial condition.

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


The extended fair values of the Company's financial instruments at June 30, 1994 are as follows:

                                                   1994                    1993
                                           --------------------    --------------------
                                           Carrying      Fair      Carrying      Fair
                                            Amount      Value       Amount      Value
                                           --------    --------     -------    --------
                                           (Restated)
Cash and short-term investments            $ 28,002    $ 28,002    $ 22,027    $ 22,027
FHLB stock                                    6,101       6,101       5,000       5,000
Investment securities                        26,544      26,384       6,723       6,723
Mortgage-backed securities                  243,563     240,710     244,322     246,541
Mortgage loans held for sale                  9,623       9,623      10,066      10,070
Loans                                       167,917     169,252     179,096     185,448
Deposits                                    382,916     380,903     381,712     384,445
Short-term borrowings                        33,000      33,000      38,000      38,000
Long-term borrowings                         35,800      36,378      20,000      21,693

 .       Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                  Condensed Statement of Financial Condition


June 30                                            1994                    1993
- -------                                            ----                    ----
                                                (Restated)
Assets
  Cash                                          $   737                 $   434
  Investments                                     6,718                   4,579
  Investment in subsidiary                       37,481                  37,848
  Other assets                                    1,182                   1,711
                                                -------                 -------
                                                $46,118                 $44,572
                                                =======                 =======

Liabilities and Stockholders' Equity
  Accounts payable and accrued expenses         $  (267)                $    53
  Stockholders' equity                           46,385                  44,519
                                                -------                 -------
                                                $46,118                 $44,572
                                                =======                 =======

                 UF Bancorp, Inc. and Subsidiary Corporations
                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)

                         Condensed Statement of Income


Year Ended June 30                                                1994                1993               1992
- ------------------                                                ----                ----               ----
                                                               (Restated)
Income
  Dividends from subsidiary                                     $ 5,149               $5,760             $  185
  Interest income                                                   176                  210                110
                                                                -------               ------             ------
    Total income                                                  5,325                5,970                295
Expenses                                                            331                  415                156
                                                                -------               ------             ------
Income before income tax benefit and equity in
  undistributed earnings of subsidiary                            4,994                5,555                139
Income tax benefit                                                   53                   70                 23
                                                                -------               ------             ------
Income before equity in undistributed earnings of subsidiary      5,047                5,625                162
Equity in undistributed earnings of subsidiary                   (1,068)                (675)             4,583
                                                                -------               ------             ------
  Net income                                                    $ 3,979               $4,950             $4,745
                                                                =======               ======             ======


                       Condensed Statement of Cash Flows

Year Ended June 30                                                1994                1993               1992
- ------------------                                                ----                ----               ----
                                                               (Restated)
Operating activities
  Net income                                                    $ 3,979              $ 4,950           $  4,745
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities
    Equity in undistributed earnings of subsidiary                1,068                  675             (4,583)
    Amortization of unearned compensation                           120                  120                120
    Changes in other assets and accrued expenses                  1,034               (1,140)              (518)
                                                                -------              -------           --------
      Net cash provided (used) by operating activities            6,201                4,605               (236)
                                                                -------              -------           --------

Investing activities
  Purchase of investment securities                              (5,459)              (4,497)            (6,794)
  Proceeds from investment securities maturities                  3,320                2,034              4,678
  Investment in limited partnership                                (826)
                                                                -------              -------           --------
    Net cash (used) by investing activities                      (2,965)              (2,463)            (2,116)
                                                                -------              -------           --------

Financing activities
  Net proceeds from issuance of stock                                                                    17,091
  Contributions to RRP                                                                                     (600)
  Capital contributed to Bank subsidiary                                                                (12,022)
  Purchase of treasury stock                                     (2,238)              (1,961)            (1,109)
  Cash dividends                                                   (788)                (748)              (176)
  Proceeds from exercise of stock options                                                 65
  Proceeds from tax benefits of ESOP, stock options and RRP          93                  104
                                                                -------              -------           --------
    Net cash provided (used) by financing activities             (2,933)              (2,540)             3,184
                                                                -------              -------           --------

Net increase (decrease) in cash                                     303                 (398)               832

Cash, beginning of year                                             434                  832

Cash, end of year                                               $   737              $   434           $    832
                                                                =======              =======           ========


                                     -79-

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     Not applicable.

                                   PART III

Item 10.  Directors and Executive Officers of the Registrant

     The information required by this item with respect to directors is incorporated by reference to pages 3 through 5 of the Holding Company's Proxy Statement for its 1994 Annual Shareholder Meeting (the "1994 Proxy Statement"). Information concerning the Holding Company's executive officers is included in
Item 4.5 in Part I of this report.

Item 11.  Executive Compensation

     The information required by this item with respect to executive compensation is incorporated by reference to pages 6 through 10 of the 1994 Proxy Statement.

Item 12.  Security Ownership of Certain Beneficial Owners and Management

     The information required by this item is incorporated by reference to pages 3 through 4 of the 1994 Proxy Statement.

Item 13.  Certain Relationships and Related Transactions

     The information required by this item is incorporated by reference to pages 10 through 11 of the 1994 Proxy Statement.

Item 14.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K

     (a)  List the following documents filed as part of the report:

          Financial Statements
          --------------------
          Consolidated Statement of Financial
          Condition at June 30, 1994, and 1993

          Consolidated Statement of Operations for the Fiscal Years Ended June 30, 1994,
          1993 and 1992

          Consolidated Statement of Changes in Stockholders'
          Equity for the Fiscal Years ended June 30,
          1994, 1993, and 1992

          Consolidated Statement of Cash Flows for the
          Fiscal Years ended June 30, 1994, 1993, and 1992

          Notes to Consolidated Financial Statements

     (b) The Holding Company filed no reports on Form 8-K during the fourth quarter of fiscal year 1994.

     (c) The exhibits filed herewith or incorporated by reference herein are set forth on the Exhibit Index on page 39.

     (d) All schedules are omitted as the required information either is not applicable or is included in the Consolidated Financial Statements or related notes.

                                                           EXHIBIT INDEX
Exhibit Index*                                                                                               Page
- --------------                                                                                               ----
   3(1)                  The Certificates of Incorporation of the Registrant is incorporated by reference to Exhibit 3.1 to the Registration Statement on Form
                         S-1 (Registration No. 33-41377).

   3(2)                  The Code of By-Laws of the Registrant is incorporated by reference to
                         Exhibit 3.2 to the Registration Statement on Form S-1
                         (Registration No. 33-41377).

  10(1)                  Supplemental Executive Retirement Plan between the Bank and Donald
                         Rausch dated 3/19/91 is incorporated by reference to exhibit 10(1) of the
                         Registrant's Form 10-K for the fiscal year ended June 30, 1992 (1992 10-K).
                         First Amendment to the Union Federal Savings Bank Supplemental Executive
                         Retirement Plan dated January 20, 1994.

  10(2)                  Director Deferred Compensation Master Agreement and related Director
                         Deferred Compensation Joinder Agreements, all dated August 1, 1993.

  10(3)                  Employment Agreement between the Bank and Donald A. Rausch dated
                         10/30/91 is incorporated by reference to exhibit 10(3) of the Registrant's
                         1992 10-K.  First Amendment to Employment Agreement dated November 18, 1992.
                         Second Amendment to Employment Agreement dated October 30, 1993.

  10(4)                  Employment Agreement between the Bank and Ennis R. Griffith dated 10/30/91 is incorporated by reference to exhibit 10(4) of the Registrant's 1992 10-K.
                         First Amendment to Employment Agreement dated November 18, 1992.  Second
                         Amendment to Employment Agreement dated October 30, 1993.

  10(5)                  Employment Agreement between the Bank and Terry G. Johnston dated 10/30/91 is incorporated by reference to exhibit 10(5) of the Registrant's 1992 10-K.
                         First Amendment to Employment Agreement dated November 18, 1992.  Second
                         Amendment to Employment Agreement dated October 30, 1993.

  10(6)                  Employment Agreement between the Bank and Paul E. Wargel dated 10/30/91 is incorporated by reference to exhibit 10(6) of the Registrant's 1992 10-K.
                         First Amendment to Employment Agreement dated November 18, 1992.  Second
                         Amendment to Employment Agreement dated October 30, 1993.

  10(7)                  Termination Agreement between the Bank and J. Ray Justice dated 10/30/91 is incorporated by reference to exhibit 10(7) of the Registrant's 1992 10-K.
                         First Amendment to Special Termination Agreement dated November 18, 1992.
                         Second Amendment to Special Termination Agreement dated October 30, 1993.

  10(8)                  Termination Agreement between the Bank and Steven E. Fowler dated 10/30/91 is incorporated by reference to exhibit 10(8) of the Registrant's 1992 10-K.
                         First Amendment to Special Termination Agreement dated November 18, 1992.
                         Second Amendment to Special Termination Agreement dated October 30, 1993.

  10(9)                  UF Bancorp, Inc. 1991 Stock Option and Incentive Plan is incorporated by reference to Exhibit A to the Registrant's definitive Proxy Statement in respect of its 1992 Annual Shareholder Meeting.

  10(10)                 Recognition and Retention Plan and Trust Plan is incorporated by reference to
                         Exhibit B to the Registrant's definitive Proxy Statement in respect of its
                         1992 Annual Shareholder Meeting.

  11                     Computation of Per Share Earnings


                                                               -81-

        21      Subsidiaries of the Registrant
        23      Consent of Geo. S. Olive & Co. LLC

______________
* Management contracts and plans required to be filed as exhibits are included as Exhibits 10(1) - 10(10).

                                  SIGNATURES


     Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant had duly caused this report to be signed on behalf of the undersigned, thereto duly authorized.


                                                 UF BANCORP, INC.



Date:  June 14, 1995                             By: /s/ Donald A. Rausch
                                                    ---------------------------
                                                    Donald A. Rausch,
                                                    Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on this 14th day of June, 1995.


/s/ Donald A. Rausch
- -----------------------------------              ------------------------------
Donald A. Rausch                                 James D. Foulke, Director
Chairman of the Board,
President and Chief
Executive Officer
(Principal Executive Officer)



/s/ Ennis R. Griffith                            /s/ Andrew E. Goebel
- -----------------------------------              ------------------------------
Ennis R. Griffith                                Andrew E. Goebel, Director
Senior Vice President,
Chief Financial Officer,
and Secretary/Treasurer
(Principal Financial and Accounting Officer)




                                                 ------------------------------
                                                 Robert R.C. Miller, Director



                                                 /s/ James H. Muehlbauer
                                                 ------------------------------
                                                 James H. Muehlbauer, Director



                                                 /s/ John R. Stalling
                                                 ------------------------------
                                                 John R. Stalling, Director



                                                 /s/ W. Earl Williams
                                                 ------------------------------
                                                 W. Earl Williams, Director

                                                                       EXHIBIT D

                        FORM 10-Q/A (Second Amendment)

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549



              QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For Quarter Ended   March 31, 1995
                  ___________________________

Commission File Number   0-19523
                       ____________


                               UF Bancorp, Inc.
        _______________________________________________________________
            (Exact name of registrant as specified in its charter)

                  Delaware                              35-1833698
       ________________________________________________________________
       (State or other jurisdiction of               (I.R.S. Employer
        incorporation or organization)              Identification No.)


         501 Main Street, Evansville, Indiana              47708
       ________________________________________________________________
       (Address of principal executive office)          (Zip Code)


                                (812) 425-7111
       ________________________________________________________________
             (Registrant's telephone number, including area code)


                                Not Applicable
       ________________________________________________________________
             (Former name, former address and former fiscal year,
                         if changed since last report)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.   Yes  X    No

As of May 12, 1995, there were outstanding 1,627,139 common shares, with $.01 par value, of the registrant.

                               UF BANCORP, INC.

                                  FORM 10-Q/A

                                     INDEX



                                                                        Page No.
                                                                        --------
PART I.   Financial Information

          Item 1.  Financial Statements:

                        Consolidated Condensed Statement of Financial
                          Condition.....................................       1

                        Consolidated Statement of Operations............       2

                        Consolidated Condensed Statement
                          of Changes in Stockholders' Equity............       3

                        Consolidated Condensed Statement of Cash Flows..       4

                        Notes to Consolidated Financial Statements......     5-7

          Item 2.  Management's Discussion and Analysis of Financial
                     Condition and Results of Operations................    8-19


PART II.  Other Information

          Item 4.  Submission of Matters to a Vote of Security Holders..      20

          Item 5.  Other Information....................................      20

          Item 6.  Exhibits and Reports on Form 8-K.....................   20,22

          Signatures....................................................      21

     UF BANCORP, INC and SUBSIDIARY CORPORATIONS
                   Form 10-Q/A
PART I. FINANCIAL INFORMATION
ITEM I. FINANCIAL STATEMENTS


  CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL CONDITION
      (In thousands)                                      MARCH 31,        JUNE 30,
      (Unaudited)                                           1995             1994
                                                        ------------    ------------
                                                         (Restated)      (Restated)
ASSETS
 Cash                                                     $ 10,542        $ 13,021
 Federal funds sold                                          5,200           3,300
 Short-term interest bearing deposits                        1,014          11,681
                                                        ------------    ------------
  Cash and cash equivalents                                 16,756          28,002

 Investments:
  Securities held to maturity                                               26,544
    (market value  $26,384)
  Securities available for sale                             35,606
 Mortgage-backed securities:
  Mortgage-backed securities held to maturity                              243,563
    (market value $240,710)
  Mortgage-backed securities available for sale            261,151
 Loans receivable, net                                     200,505         167,917
 Mortgage loans held for sale                                8,913           9,623
 Real estate acquired in settlement of loans, net              828           1,472
 Premises and equipment                                      8,748           9,166
 Federal Home Loan Bank stock, at cost                       7,749           6,101
 Interest receivable                                         3,878           2,955
 Prepaid expenses and other assets                           8,907           8,540
                                                        ------------    ------------
    Total assets                                          $553,041        $503,883
                                                        ============    ============
LIABILITIES
 Deposits                                                 $359,150        $382,916
 Advances from Federal Home Loan Bank                      146,926          68,800
 Interest payable                                            2,185           1,424
 Other liabilities                                           6,061           4,358
                                                        ------------    ------------
    Total liabilities                                      514,322         457,498
                                                        ------------    ------------

STOCKHOLDERS' EQUITY
 Preferred stock, $.01 par value:
   Authorized and unissued--1,000,000 shares
 Common Stock, $.01 par value:
  Authorized - 4,000,000 shares
  Issued 1,872,463 and 1,858,463 shares                         19              19
 Additional paid-in capital                                 17,810          17,334
 Retained earnings--substantially restricted                30,815          34,852
                                                        ------------    ------------
                                                            48,644          52,205
 Less:
   Treasury stock-at cost-264,770 shares                    (5,308)         (5,308)
   Reduction for ESOP loan guarantee                          (133)           (272)
   Unearned compensation                                      (150)           (240)
   Unrealized loss on securities available for sale         (4,334)
                                                        ------------    ------------
    Total stockholders' equity                              38,719          46,385
                                                        ------------    ------------

    Total liabilities and stockholders' equity            $553,041        $503,883
                                                        ============    ============


 See notes to consolidated financial statements

    UF BANCORP, INC. and SUBSIDIARY CORPORATIONS
       CONSOLIDATED STATEMENT OF OPERATIONS
          (In thousands, except share data)
                       (Unaudited)

                                                   THREE MONTHS ENDED              NINE MONTHS ENDED
                                                         MARCH 31,                      MARCH 31,
                                                 -----------------------         ----------------------
                                                    1995        1994                1995        1994
                                                 ----------- -----------         -----------  ----------
Interest Income                                                                   (Restated)
   Loans                                             $3,987      $3,718             $11,232     $11,461
   Mortgage-backed securities                         4,578       3,307              13,324      10,698
   Other interest and dividends                         806         266               2,152         757
   Loans held for resale                                263         278                 731       1,684
                                                 ----------- -----------         ----------- -----------
                                                      9,634       7,569              27,439      24,600
                                                 ----------- -----------         ----------- -----------


Interest Expense
   Deposits                                           3,840       3,691              10,997      11,417
   FHLB of Indianapolis advances                      2,473         704               6,037       2,852
                                                 ----------- -----------         ----------- -----------
                                                      6,313       4,395              17,034      14,269
                                                 ----------- -----------         ----------- -----------
Net Interest Income                                   3,321       3,174              10,405      10,331
   Provision for loan losses                             50          83               1,065         247
                                                 ----------- -----------         ----------- -----------
Net Interest Income After Provision
  for Loan Losses                                     3,271       3,091               9,340      10,084
                                                 ----------- -----------         ----------- -----------
Other Income
   Gain (loss) on:
      Sale of subsidiary                                  0         195                   0         880
      Sale of investment securities                       0           0                (533)          0
      Mortgage-backed securities available
       for sale                                          82           0                (768)          0
   Service charges on deposit accounts                  196         192                 641         605
   Mortgage loan origination fees                       293         780               1,040       2,938
   Mortgage loan servicing fees                         406         468               1,281       1,500
   Insurance commissions                                 67          69                 242         193
   Other operating income                                78          78                 133         246
                                                 ----------- -----------         ----------- -----------
                                                      1,122       1,782               2,036       6,362
                                                 ----------- -----------         ----------- -----------
Other Expenses
   Salaries and employee benefits                     1,557       1,668               4,470       5,192
   Premises and equipment expense                       325         382               1,015       1,079
   Deposit insurance                                    210         218                 652         654
   Data processing                                      117         130                 334         374
   Communication, supplies, etc.                        182         239                 556         648
   Advertising                                          110         120                 344         344
   Warranty losses on sold loans                          0           0               2,514         176
   Professional fees                                     12           8                 745          31
   Other operating expenses                             549         596               1,917       1,819
                                                 ----------- -----------         ----------- -----------
                                                      3,062       3,361              12,547      10,317
                                                 ----------- -----------         ----------- -----------
Income (Loss) Before Income Taxes and Cumulative
  Effect of Change in Accounting Method               1,331       1,512              (1,171)      6,129
   Income Taxes                                         437         487               2,187       2,285
Net Income (Loss) Before Cumulative Effect of    ----------- -----------         ----------- -----------
  Change in Accounting Method                           894       1,025              (3,358)      3,844
Cumulative Effect of Change in Accounting Method          0           0                   0         300
                                                 ----------- -----------         ----------- -----------
Net Income (Loss)                                      $894      $1,025             ($3,358)     $4,144
                                                 =========== ===========         =========== ===========
Per Share:
    Net Income (loss) before cumulative effect of
        change in accounting method                   $0.52       $0.61              ($1.96)      $2.23
    Net income (loss)                                 $0.52       $0.61              ($1.96)      $2.40
    Dividends                                        $0.150      $0.125              $0.425      $0.360

Average common and common equivalent
    shares outstanding                            1,724,580   1,686,993           1,710,132   1,727,752




      See notes to consolidated financial statements

                 UF BANCORP, INC. and SUBSIDIARY CORPORATIONS


      CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               (In thousands)
               (Unaudited)
                                                                         Nine months ended
                                                                              March 31,
                                                                     -------------------------
                                                                        1995           1994
                                                                     ----------     ----------
                                                                     (Restated)
Balance, June 30                                                       $46,385        $44,519

Adoption of FAS 115 - Unrealized loss on available for sale
 securities at July 1                                                   (1,844)

ESOP Loan repayments                                                       139            653

Amortization of Deferred Compensation                                       90             90

Sale of additional 14,000 shares of stock                                  476

Purchase of treasury stock                                                             (2,238)

Net change in unrealized loss on available for sale securities          (2,490)

Dividends paid                                                            (679)          (588)

Net income (loss), nine months ended March 31                           (3,358)         4,144
                                                                     ----------     ----------
Balance, March 31                                                      $38,719        $46,580
                                                                     ==========     ==========


See notes to consolidated financial statements.

                 UF BANCORP, INC and SUBSIDIARY CORPORATIONS
                CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                                (In thousands)
                                 (Unaudited)

                                                                                      Nine Months Ended
                                                                                          March 31,
                                                                                -----------------------------
                                                                                     1995           1994
                                                                                -------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                             (Restated)
  Net income                                                                          ($3,358)        $4,144
  Adjustments to reconcile net income to
    net cash used by operating activities:
    Provision for loan losses                                                           1,065            247
    Provision for warranty losses on sold loans                                         2,514            176
    Depreciation and amortization                                                         521            570
    Decrease (Increase) in mortgage loans held for sale                                   710         (5,062)
    Other adjustments, net                                                              1,295          3,570
                                                                                -------------   ------------
        Net cash provided (used) by operating activities                                2,747          3,645

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of mortgage backed securities held to maturity                             (36,637)       (28,272)
  Proceeds from held to maturity mortgage-backed securities
     maturities and principal repayments                                                9,263         52,421
  Purchase of available for sale mortgage-backed securities                           (29,004)
  Proceeds from available for sale mortgage-backed securities
     maturities and principal repayments                                               31,605
  Purchase of held to maturity investment securities                                  (29,754)        (8,413)
  Proceeds from held to maturity investment securities
     maturities and principal repayments                                                               8,825
  Proceeds from sale of held to maturity investment securities                         14,210
  Proceeds from available for sale investment securities
     maturities and principal repayments                                                6,857
  Net change in loans                                                                  (2,741)         7,118
  Purchase of loans                                                                   (31,122)        (2,930)
  Proceeds from sale of real estate owned                                                 737            315
  Purchases of premises and equipment                                                    (103)          (462)
  Purchase of FHLB of Indianapolis stock                                               (1,648)        (1,101)
                                                                                -------------   ------------

    Net cash provided (used) by investing activities                                  (68,337)        27,501
                                                                                -------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in non-interest bearing
    deposits, NOW accounts and savings accounts                                       (17,855)        14,541
  Net increase (decrease) in certificates of deposit                                   (5,911)        (5,946)
  Repayment of FHLB of Indianapolis advances                                          (26,007)       (95,000)
  Proceeds obtained from FHLB of Indianapolis advances                                104,133         62,800
  Net increase (decrease) in advances
    by borrowers for taxes and insurance                                                  187            106
  Proceeds from sale of common stock                                                      476
  Purchase of treasury stock                                                                          (2,238)
  Cash dividends                                                                         (679)          (588)
                                                                                -------------   ------------

    Net cash provided (used) by financing activities                                   54,344        (26,325)
                                                                                -------------   ------------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (11,246)         4,821
  CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                       28,002         22,027
                                                                                -------------   ------------

  CASH AND CASH EQUIVALENTS, END OF PERIOD                                            $16,756        $26,848
                                                                                =============   ============

SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest:
    Advances                                                                           $5,676         $2,628
    Deposits                                                                           10,524         11,278
  Income taxes paid                                                                     1,460          1,300
  Reclassification of available for sale mortgage-backed
    securities and investments                                                        194,134

                   See notes to consolidated financial statements

                                UF BANCORP, INC.
                          AND SUBSIDIARY CORPORATIONS
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  Significant Accounting Policies

The consolidated financial statements include the accounts of UF Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Union Federal Savings Bank ("the Bank"), and the Bank's three wholly-owned subsidiaries, Unifin, Inc., Community Insurance Associates, Inc., and Union Financial Corp. ("UFC").

The significant accounting policies followed by the Company and its subsidiaries for interim financial reporting are consistent with those followed for annual financial reporting.

All adjustments, consisting of normal accruals which in the opinion of management are necessary for a fair presentation of the financial results, have been included in the consolidated financial statements. The interim results of operations presented are not necessarily indicative of the results that may be expected for the full year. The June 30, 1994, statement of financial condition is derived from the audited financial statements of June 30, 1994.

Reclassifications: Certain amounts in the June 30, 1994 consolidated financial statements have been reclassified to conform to the March 31, 1995 presentation.

NOTE 2:  Change in Accounting Method

In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS No. 115), Accounting for Certain Investments in Debt and Equity Securities. This statement requires that securities be classified in three categories and provides specific accounting treatment for each. "Trading" securities are bought and held primarily for sale in the near term and are carried at fair value, with unrealized gains and losses included in earnings; "held-to-maturity" securities, for which the intent is to hold to maturity, are carried at amortized cost; and "available-for-sale" securities are all others and are carried at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. The Company adopted SFAS No. 115 on July 1, 1994. At that date, investment securities with an approximate carrying value of $6,718,000 and mortgage-backed securities with an approximate carrying value of $177,800,000 were reclassified as available for sale. These reclassifications resulted in a decrease in total stockholders' equity net of taxes, of $1,844,000. All other investment and mortgage-backed securities were classified as "held to maturity". At March 31, 1995, mortgage-backed securities with a fair value of $261,151,000 and investment securities of $35,606,000 were classified as available for sale. At March 31, 1995, the net unrealized loss on these "available for sale" securities of $4,334,000 was recorded as a reduction of stockholder's equity.

NOTE 3:  Merger Agreement

On December 13, 1994 CNB Bancshares, Inc. (CNB) and UF Bancorp, Inc. (UFBI), jointly announced the execution of a definitive merger agreement whereby CNB would acquire UF Bancorp. (the "Merger Agreement".)

Under the terms of the agreement, shareholders of UF Bancorp will receive 1.366 shares of CNB common stock for each of the 1,607,693 outstanding common shares of UF Bancorp, assuming CNB's market price just prior to closing is not less than $26.66 per share or more than $36.06 per share. In addition, CNB will reserve shares for future issuance pursuant to the outstanding UF Bancorp options. The merger is subject to approval by the UF Bancorp shareholders, the receipt of appropriate regulatory approvals and certain other conditions.
Under certain circumstances, should UF Bancorp not complete this transaction, it may become obligated to pay CNB a termination fee of $2 million.

During the quarter ending December 31, 1994, professional fees of approximately $700,000 were incurred in connection with the proposed merger with CNB.

NOTE 4:  Federal Home Loan Bank Advances

During the nine months ended March 31, 1995, the Bank increased its borrowings from the FHLB of Indianapolis by $78.1 million. $76 million of the new advances have original terms to maturity of six months to two years, variable interest rates, and $40 million may be prepaid without penalty. $2.1 million of the new advances are community low income housing advances which have fixed rates and are to be amortized over a 20 year term.

NOTE 5:  Deferred Tax Liability

At June 30, 1994 retained earnings included approximately $8,163,000 for which no deferred federal income tax liability had been recognized. This amount represented an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. The unrecorded deferred income tax liability on the above amount was approximately $2,775,000.

The Company's intention is to convert Union Federal to commercial bank status even if the merger with CNB is not completed. Accordingly, the deferred income tax liability of $2,775,000 was recorded with a corresponding increase in income tax expense during the quarter ending December 31, 1994.

NOTE 6:  Increase in Loan Loss Reserves

The Company recorded a loan loss provision of $1,065,000 for the nine months ended March 31, 1995 and had net chargeoffs of $658,000. The allowance for loan losses at March 31, 1995, was $1,942,000 or .97 percent of loans at that date.

NOTE 7:  Warranty Loss Provisions

For the nine months ended March 31, 1995, the Company provided for $2,514,000 of warranty losses and had net chargeoffs of $1,343,000 in connection with warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights by its former California mortgage banking subsidiary, USM. The balance in the reserve for warranty losses account at March 31, 1995 was $2,537,000, which management considers adequate to cover all future losses.

Note 8:  Loss On Sale of Held to Maturity Securities

With the Company's intention to convert Union Federal to commercial bank status (see Note 5 above), and with the current regulatory environment discouraging "structured notes", it was determined to revise the Bank's investment policy. Accordingly, during the quarter ending December 31, 1994, the Company restructured its "held to maturity" investment portfolio primarily by selling its entire portfolio of federal agency "step up" securities, which are a form of "structured notes". A loss of $533,000 was recorded on the sale of the $14.2 million amortized cost and principal amount of these securities. As a result of this transaction, the Company reclassified its investments and mortgage-backed securities previously classified as "held to maturity" to "available for sale."

Note 9:  Loss on Available for Sale Mortgage-Backed Securities

During the current nine month period, the Company recorded a net loss of $768,000 on available for sale mortgage-backed securities for which the Company determined to be no longer eligible as 20% risk based capital qualifying items under the Secondary Mortgage Market Enhancement Act ("SMMEA") provisions.

Note 10:  Capital Contribution to Union Federal

During the quarter ending December 31, 1994, the Company made a capital contribution of $5 million to its principal subsidiary, Union Federal Savings Bank. The purpose of the contribution was to maintain Union Federal's classification of "well capitalized" under FDIC and FEDICIA guidelines.

Note 11:  Restatement

The Company has restated its September 30, 1994 and December 31, 1994 quarterly earnings as follows:


                                         As Previously
                                           Reported     As Restated
                                         -------------  -----------

Three months ended September 30, 1994
- -------------------------------------
  Provision for loan losses                $   60,000   $  895,000
  Warranty losses on sold loans                            324,000

Three months ended December 31, 1994
- -------------------------------------
  Provision for loan losses                $2,040,000   $  120,000
  Warranty losses on sold loans             3,600,000    2,190,000


PART I.   FINANCIAL INFORMATION


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
- --------

Total assets were $553.0 million at March 31, 1995 compared to $503.9 million at June 30, 1994. This $49.1 million increase resulted primarily from increases in mortgage-backed securities of $20.9 million, loans of $31.5 million, investment securities of $9.1 million and FHLB stock of 1.6 million, offset by a decrease in cash and cash equivalents of $11.3 million. The net asset increase was funded primarily by increases in FHLB advances of $78.1 million offset by a decline in deposits of $23.8 million.

The Company recorded net income of $894,000 or $.52 per share for the three months ended March 31, 1995 compared to net income of $1,025,000 or $.61 per share for the comparable period of 1994.

The earnings performance in the current quarter, when compared to the 1994 quarter, was negatively affected by declines in mortgage loan origination fees of $487,000 and loan servicing fees of $62,000. Additionally, last year's quarter included a $195,000 gain on the sale of the Company's West Coast mortgage banking subsidiary ("USM"). Positively affecting the comparable results was an increase in net interest income of $147,000 and a decline in operating expenses of $299,000. (See "Condensed Consolidating Income Statement", "Other Income", "Net Interest Income", and "Other Expense".)

For the nine months ended March 31, 1995, the Company recorded a net loss of $3,358,000 or $1.96 per share compared to net income of $4,144,000 or $2.40 per share for the 1994 period. The primary factors of this $7,502,000 decrease in after tax income were:

    (a) The recognition of a deferred tax liability of $2,775,000 and a corresponding increase in income tax expense in connection with previous allocations of income to tax bad debt reserves. (See Note 5 of "Notes to Consolidated Financial Statements" and "Income Taxes".)

    (b) An increase in general loan loss reserves via a provision of $1,065,000 for loan losses in the nine month period ended March 31, 1995 versus $247,000 provision in the prior year's comparable period. (See Note 6 of "Notes to Consolidated Financial Statements" and "Provision for Loan Losses".)

    (c) An increase in reserve for warranty losses via a provision of $2,514,000 in the current nine month period as compared to $176,000 in last year's comparable period. (See Note 7 of "Notes to Consolidated Financial Statements" and "Other Expenses".)

    (d) Losses of $533,000 and $768,000, respectively, on the sale of held to maturity investment securities and loss on available for sale mortgage-backed securities in the nine month period ended March 31, 1995. (See Notes 8 and 9 of "Notes to Consolidated Financial Statements" and "Other Income".)

    (e) Professional fees of approximately $700,000 were incurred this period in connection with the proposed merger with CNB. (See Note 3 of "Notes to Consolidated Financial Statements" and "Other Expenses".)

    (f) Mortgage loan origination fees in the current nine month period were $1,040,000, a decline of $1,898,000 from last year's figure of $2,938,000. This was primarily a result of declines in loan origination and sales of UFC. (See "Other Income".)

    (g) The 1994 nine month period includes a $880,000 gain on the sale of the California mortgage operations, with no comparable item included in this year's financials. (See "Other Income".)

    (h) The 1994 nine month period includes a $300,000 increase in net income relating to a change in accounting method. (The Company adopted "FAS 109 Accounting for Income Taxes", effective July 1, 1993.)

RESULTS OF OPERATIONS
- ---------------------

AVERAGE BALANCES, INTEREST RATES AND YIELDS. The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollar amounts and rates, and the net interest margin. The tables do not reflect any effect of income taxes. All average balances are daily average balances and include the balances of non-accruing loans. The yields and costs for the periods indicated include fees which are considered adjustments to yield.

                                                               NINE MONTHS ENDED  MARCH 31,
                                     -------------------------------------------------------------------------------
                                                                      ($ thousands)
                                                    1995                                        1994
                                     -----------------------------------     ---------------------------------------
                                                  INTEREST                                    INTEREST
                                       AVERAGE     EARNED/       YIELD/        AVERAGE         EARNED/       YIELD/
                                       BALANCE      PAID          RATE         BALANCE          PAID          RATE
                                     ----------- ----------    ---------     -----------     ----------    ---------
INTEREST-EARNING ASSETS:
  LOANS                                $187,317    $11,232         8.00%       $178,984        $11,461         8.54%
  MORTGAGE-BACKED SECURITIES            276,772     13,324         6.42%        237,236         10,698         6.01%
  INVESTMENT SECURITIES                  26,916      1,443         7.15%          6,692            189         3.77%
  OTHER INTEREST-EARNING ASSETS          25,172      1,440         7.63%         51,518          2,252         5.83%
                                     ----------- ----------    ---------     -----------     ----------    ---------
  TOTAL INTEREST-EARNING ASSETS        $516,177    $27,439         7.09%       $474,430        $24,600         6.91%
                                     ----------- ----------    ---------     -----------     ----------    ---------

OTHER ASSETS                             24,118                                  28,321
                                     -----------                             -----------
   TOTAL ASSETS                        $540,295                                $502,751
                                     ===========                             ===========
INTEREST-BEARING LIABILITIES:
  DEPOSITS                             $351,859    $10,997         4.17%       $374,177        $11,417         4.07%
  FHLB ADVANCES                         128,904      6,037         6.24%         68,241          2,852         5.57%
                                     ----------- ----------    ---------     -----------     ----------    ---------
  TOTAL INTEREST-BEARING
    LIABILITIES                        $480,763    $17,034         4.72%       $442,418        $14,269         4.30%
                                     ----------- ----------    ---------     -----------     ----------    ---------
NON-INTEREST-BEARING LIABILITIES         18,383                                  14,976
STOCKHOLDERS' EQUITY                     41,149                                  45,357
                                     -----------                             -----------
   TOTAL LIAB & EQUITY                 $540,295                                $502,751
                                     ===========                             ===========
NET INTEREST INCOME/INTEREST
  RATE SPREAD                                      $10,405         2.36%                       $10,331         2.61%
                                                 ==========    =========                     ==========    =========
  NET INTEREST MARGIN (1)                                          2.69%                                       2.90%
                                                               =========                                   =========


                                                              THREE MONTHS ENDED MARCH 31,
                                     -------------------------------------------------------------------------------
                                                                     ($ thousands)
                                                    1995                                        1994
                                     -----------------------------------     ---------------------------------------
                                                  INTEREST                                    INTEREST
                                       AVERAGE     EARNED/       YIELD/        AVERAGE         EARNED/      YIELD/
                                       BALANCE      PAID          RATE         BALANCE          PAID         RATE
                                     ----------  ----------    ---------     -----------     ----------    ---------
INTEREST-EARNING ASSETS:
  LOANS                                $199,561     $3,987         7.99%       $176,815         $3,718         8.41%
  MORTGAGE-BACKED SECURITIES            274,262      4,578         6.68%        229,093          3,307         5.77%
  INVESTMENT SECURITIES                  23,069        462         8.01%          6,427             58         3.61%
  OTHER INTEREST-EARNING ASSETS          29,591        607         8.21%         40,233            486         4.83%
                                     ----------- ----------    ---------     -----------     ----------    ---------
  TOTAL INTEREST-EARNING ASSETS        $526,483     $9,634         7.32%       $452,568         $7,569         6.69%
                                     ----------- ----------    ---------     -----------     ----------    ---------

OTHER ASSETS                             24,857                                  29,093
   TOTAL ASSETS                      -----------                             -----------
                                       $551,340                                $481,661
                                     ===========                             ===========

INTEREST-BEARING LIABILITIES:
  DEPOSITS                             $343,251     $3,840         4.47%       $378,502         $3,691         3.90%
  FHLB ADVANCES                         149,432      2,473         6.62%         40,990            704         6.87%
  TOTAL INTEREST-BEARING             ----------- ----------    ---------     -----------     ----------    ---------
    LIABILITIES                        $492,683     $6,313         5.13%       $419,492         $4,395         4.19%
                                     ----------- ----------    ---------     -----------     ----------    ---------
NON-INTEREST-BEARING LIABILITIES         19,229                                  16,215
STOCKHOLDERS' EQUITY                     39,428                                  45,954
   TOTAL LIAB & EQUITY               -----------                             -----------
                                       $551,340                                $481,661
                                     ===========                             ===========

NET INTEREST INCOME/INTEREST
  RATE SPREAD                                       $3,321         2.19%                        $3,174         2.50%
  NET INTEREST MARGIN (1)                        ==========    =========                     ==========    =========
                                                                   2.52%                                       2.81%
                                                               =========                                   =========
(1) Net interest margin is net interest income
     divided by average interest-earning assets

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
- -------------------------------------------

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by prior volume) and (ii) changes in volume (i.e., changes in volume multiplied by prior rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the changes due to volume and the changes due to rate.

                                   THREE MONTHS ENDED MARCH 31,     NINE MONTHS ENDED MARCH 31,
                                  -----------------------------   -----------------------------
                                           1995 VS 1994                    1995 VS 1994
                                  -----------------------------   -----------------------------
                                         ($ thousands)                     ($ thousands)
                                       INCREASE                     INCREASE
                                      (DECREASE)                   (DECREASE)
                                        DUE TO         TOTAL          DUE TO          TOTAL
                                  ------------------  INCREASE    ---------------    INCREASE
                                   VOLUME      RATE  (DECREASE)    VOLUME   RATE    (DECREASE)
                                  --------    ------  ---------   -------- ------   -----------
INTEREST EARNING ASSETS:
  LOANS                           $  480      $(211)   $  269     $   543  $ (772)    $ (229)
  MORTGAGE-BACKED SECURITIES         649        622     1,271       1,777     849      2,626
  INVESTMENT SECURITIES              150        254       404         572     682      1,254
  OTHER INTEREST-EARNING ASSETS     (129)       250       121      (1,152)    340       (812)
                                  ------      -----    ------     -------  ------     ------
  TOTAL INTEREST-EARNING ASSETS    1,150        915     2,065       1,740   1,099      2,839
                                  ------      -----    ------     -------  ------     ------
INTEREST-BEARING LIABILITIES:
  DEPOSITS                          (353)       502       149        (686)    266       (420)
  FHLB ADVANCES                    1,862        (93)    1,769       2,536     649      3,185
                                  ------      -----    ------     -------  ------     ------
  TOTAL INTEREST-BEARING
    LIABILITIES                    1,509        409     1,918       1,850     915      2,765
                                  ------      -----    ------     -------  ------     ------
(DECREASE) IN NET INTEREST
  INCOME                          $ (359)     $ 506    $  147     $  (110) $  184     $   74
                                  ======      =====    ======     =======  ======     ======

CONDENSED CONSOLIDATING INCOME STATEMENTS
- -----------------------------------------

The following are condensed consolidating income statements for the three and nine months ended March 31, 1995 and March 31, 1994, showing the operations of the Company, the Bank and other subsidiaries ("Company and other subsidiaries") separately from the operations of the mortgage banking subsidiary, Union Financial Corp. ("UFC").

                                       THREE MONTHS ENDED                        THREE MONTHS ENDED
                                         MARCH 31,1995                             MARCH 31,1994
                             ---------------------------------------  ---------------------------------------
                                          (thousands)                                (thousands)
                               Company                                    Company
                              and other                                  and other
                             subsidiaries      UFC          Total       subsidiaries     UFC           Total
                             ------------   ----------   -----------    ------------  ----------     --------
Net interest income              $3,200         $121         $3,321        $3,202         ($28)        $3,174
 Provision for loan losses          $50                          50           $83                          83
                             -----------    ---------    -----------    ------------  ---------    -----------
Net interest income after
  provision for loan losses      $3,150         $121         $3,271        $3,119         ($28)        $3,091
                             -----------    ---------   ------------    ------------  ---------    -----------
Other income                        808          314          1,122           993          789          1,782
Other Expense                     2,259          803          3,062         2,408          953          3,361
                             -----------    ---------   ------------    ------------  ---------    -----------
Income before taxes               1,699         (368)         1,331         1,704         (192)         1,512
Income taxes                        569         (132)           437           556          (69)           487
                             -----------    ---------   ------------    ------------  ---------    -----------
Net income (loss) before
 acccounting method change        1,130         (236)           894         1,148         (123)         1,025
                             -----------    ---------   ------------    ------------  ---------    -----------
Cumulative effect of change
 in accounting method
                             -----------    ---------   ------------    ------------  ---------    -----------
Net income (loss)                $1,130        ($236)          $894        $1,148        ($123)        $1,025
                             ===========    =========   ============    ===========   =========    ===========


                                      NINE MONTHS ENDED                              NINE MONTHS ENDED
                                       MARCH 31, 1995                                  MARCH 31, 1994
                             ---------------------------------------  ----------------------------------------
                                      (thousands)                                      (thousands)
                               Company                                   Company
                              and other                                 and other
                             subsidiaries       UFC        Total       subsidiaries       UFC          Total
                             ------------   ---------   ------------   -----------    ---------      ---------
Net interest income             $10,043         $362       $10,405       $10,388          ($57)       $10,331
 Provision for loan losses       $1,065                      1,065          $247                         247
                             -----------    ---------   ------------   -----------    ----------     ---------
Net interest income after
  provision for loan losses      $8,978         $362        $9,340       $10,141          ($57)       $10,084
                             -----------    ---------   ------------   -----------    ----------     ---------
Other income                        916        1,120         2,036         3,502         2,860          6,362
Other Expense                    10,138        2,409        12,547         7,453         2,864         10,317
                             -----------    ---------   ------------   -----------    ----------     ---------
Income before taxes                (244)        (927)       (1,171)        6,190           (61)         6,129
Income taxes                      2,521         (334)        2,187         2,308           (23)         2,285
                             -----------    ---------   ------------   -----------    -----------    ---------
Net income (loss) before
 acccounting method change       (2,765)        (593)       (3,358)        3,882           (38)         3,844
                             -----------    ---------   ------------   -----------    -----------    ---------
Cumulative effect of change
 in accounting method                                                        300                          300
                             -----------    ---------   ------------   -----------    -----------    ---------
Net income (loss)               ($2,765)       ($593)      ($3,358)       $4,182          ($38)        $4,144
                             ===========  ===========   ============   ===========    ===========    =========



NET INTEREST INCOME
- -------------------

Net interest income is the Company's largest component of income and represents the difference between interest and fees earned on loans, mortgage-backed securities, loans held for sale and investments and the interest paid on interest bearing deposits and FHLB of Indianapolis advances. Net interest income was $10,405,000 for the nine months ended March 31, 1995, compared to $10,331,000 for the same period in 1994, an increase of $74,000 or 0.7%. Net interest income was $3,321,000 and $3,174,000 for the three months ended March 31, 1995 and 1994, respectively.

The Company's net interest margin decreased to 2.52% and 2.69%, respectively, for the three months and nine months ended March 31, 1995, from 2.81% and 2.90% for the comparable 1994 periods. Offsetting the effect of the decreased net interest margins were the increases in average interest earning assets for the
periods.   (See "Results of Operations" and "Rate/Volume Analysis of Net
Interest Income".)

The Company's net interest margin peaked in early 1993 and has since been erratically but slowly decreasing. The Company believes that the net interest margin will continue to decrease in the near future, due to the following factors: (i) the cost of funds is rising, (ii) a significant portion of the adjustable rate mortgage-backed securities is tied to a lagging index (the Eleventh District Cost of Funds), and (iii) low introductory rates on new portfolio loans.

INTEREST INCOME
- ---------------

For the three and nine months ended March 31, 1995, the effect of overall increasing yields and the increased average balances of interest-earning assets, resulted in increases in interest income of $2,065,000 and $2,839,000, respectively, when compared to the comparable 1994 periods. The Company's effective average yield on earning assets was 7.32% and 7.09% for the three and nine months ended March 31, 1995 respectively, compared to 6.69% and 6.91% for the comparable periods of 1994. (See "Results of Operations", and "Rate/Volume Analysis of Net Interest Income".)

The increase in average interest earning assets of $73.9 million and $41.7 million, respectively, for the three and nine months ended March 31, 1995, over the comparable 1994 periods was due primarily to increased average balances of mortgage-backed securities ($45.2 million and $39.5 million increases), investment securities ($16.6 million and $20.2 million increases) and loans ($22.7 million and $8.3 million increases), offset by declines in average other interest earning assets of $10.6 million and $26.3 million, respectively. The decrease in average balance of "Other Interest Earning Assets" over the comparable periods of 1994 was mainly due to the decreased average balance of its primary component, "Mortgage Loans Held for Sale", primarily because of a decline in the volume of business at UFC, the Company's mortgage banking subsidiary. (See "Results of Operations", and "Rate/Volume Analysis of Net Interest Income" and the table in part (b) of "Other Income".)

INTEREST EXPENSE
- ----------------

The $1,918,000 and $2,765,000 increases in interest expense for the three and nine months ended March 31, 1995, respectively, compared to the same periods of 1994 were due to overall increases in total interest bearing liabilities and an overall increase in rates paid on total interest bearing liabilities. (The effect of the increased average balances of FHLB advances and increased average rates paid on FHLB advances offset the effect of the decline in average deposits for the nine months ended March 31, 1995 when compared to the comparable 1994 periods.) With the increases in market interest rates which began in early 1994, it is expected that the Company's overall cost of funds will continue to increase. (See "Results of Operations", and "Rate/Volume Analysis of Net Interest Income".)

PROVISIONS FOR LOAN LOSSES
- --------------------------

The Company provided $1,065,000 for loan losses for the nine months ended March 31, 1995. The Company had net charge-offs of $658,000 for the current nine months, which brought the allowance for loan losses to $1,942,000 at March 31, 1995. (During the previous quarter, a commercial real estate loan in the amount of $835,000 began experiencing cash flow problems and became delinquent on payments. The Company determined that collectibility on the entire loan amount was doubtful and charged $535,000 of the loan to the loan loss reserve.) The balance at March 31, 1995 compares to $1,889,000 at December 31, 1994, $1,535,000 at June 30, 1994 and $800,000 at June 30, 1993.

The allowance for loan losses at March 31, 1995, of $1,942,000 represents .97% of total loans. The $1,535,000 of allowance for loan losses at June 30, 1994 was
 .91% of total loans at the same date.

OTHER INCOME
- ------------

Other income decreased by $660,000 and $4,326,000, respectively, for the three and nine months ended March 31, 1995, from the corresponding periods in 1994. The primary components of the decreases were:

    (a) For the three and nine months ended March 31, 1994, the Company had gains on the sale of its California mortgage operations of $195,000 and $880,000, respectively, while there were no corresponding items in the current periods.

    (b) Mortgage loan origination fees of $293,000 and $1,040,000 for the three and nine months ended March 31, 1995, respectively, were down $487,000 and $1,898,000 (62% and 65%) from the prior year's periods. The decreases primarily represent declines in loan origination volume at UFC in the 1995 periods when compared to 1994. The following table summarizes the loan sales of UFC: ($000's)

                    Quarter             Servicing  Servicing
                    Ending              Retained   Released   Total
                    -------             ---------  --------- --------
            March 31, 1994               $27,675   $ 80,240  $107,915
            December 31, 1993             31,878    146,051   177,529
            September 30, 1993             4,286     76,509    80,795
                                         -------   --------  --------
              9 Mos.Ended  3/31/94       $63,839   $302,800  $366,639

            March 31, 1995               $ 2,623   $ 18,080  $ 20,703
            December 31, 1994              4,787     21,224    26,011
            September 30, 1994            14,750     18,191    32,941
                                         -------   --------  --------
              9 Mos.Ended  3/31/95       $22,160   $ 57,495  $ 79,655

        The Company believes that the higher market interest rates in the current three and nine months in relation to the prior year's market rates have severely lessened the demand for the fixed rate loans which UFC originates, sells and services. Unless UFC can increase its market share of what is a very competitive market, or unless overall demand increases, loan origination fees are likely to remain at levels insufficient to produce operating profits at UFC. (See also "Condensed Consolidating Income Statements".)

    (c) The Company restructured its held to maturity investment portfolio in the quarter ending December 31, 1994, by selling its entire portfolio of agency multi-step callable bonds. With the increases in market interest rates which occurred after the initial purchase of the bonds, a loss of $533,000 was incurred on the sale. Additionally, the Company recorded a loss of $768,000 on the sale of available for sale mortgage-backed securities for which the Company determined no longer to be SMMEA eligible. (No longer eligible as a 20% risk based capital qualifying item.)

OTHER EXPENSES
- --------------

Other expenses decreased by $299,000 in the three months ended March 31, 1995 from the comparable period in 1994. A decrease in salaries and benefits expense of $111,000 was the largest component of the decrease. The decrease in salaries and benefits expense at UFC for the quarter was $145,000, accounting for more than 100% of the decrease. The decrease at UFC relates to its decreased volume of business activity. (See "Other Income", and "Condensed Consolidated Income Statement".)

Other expenses increased by $2,230,000 for the nine months ended March 31, 1995, when compared to the comparable 1994 period. The primary components of this increase were increases in warranty losses on sold loans ($2,338,000) and professional fees ($714,000) offset by decreased salaries and benefits expense of $722,000. The December 31, 1994, quarter's provision of $2,190,000 for warranty losses on sold loans and approximately $700,000 in professional fees relating to the proposed merger with CNB were the primary components of these increases. (See Notes 7 and 3 of "Notes to Consolidated Financial Statements".)

Effective June 1, 1993, the Bank sold complete ownership of its then wholly owned subsidiary, Union Security Mortgage, Inc. ("USM"), to the Knight Corporation ("Knight"). While the Bank owned USM, USM originated, sold and services conventional single family residential loans through its offices in Santa Ana and Woodland Hills, California. USM customarily sold all of the loans that it originated to buyers in the secondary market on a non-recourse basis, either as individual whole loans or as a packaged pool of loans. However, subsequent to the sale of the loans it originated USM remained potentially liable for losses incurred by a purchaser, including unpaid principal and interest, under certain representations and warranties made to the purchaser at the time of sale. In certain circumstances (for example, when the debtor made fraudulent misrepresentations to USM in the origination process), USM was liable for a purchaser's losses on a defaulted loan, regardless of whether the loan was recourse or non-recourse, if there had been a breach of the representations and warranties made to the purchaser by USM. Such fraud might occur with respect to tax returns, employment verifications, and deposits and appraisals provided at the time of origination. In connection with the sale of USM on June 1, 1993, the Bank contractually assumed liability for losses to the Knight Corporation and repurchase demands resulting from breaches of the representations and warranties. Moreover, in certain cases the Bank separately guaranteed USM's obligations to loan purchasers pursuant to guarantees signed by the Bank prior to the sale of USM. Although USM dissolved in 1994, and the Bank is less likely to be asked to indemnify the Knight Corporation for claims against USM for any breach of the representations and warranties, the Bank does remain obligated under certain of the separate guarantees to loan purchasers for losses relating to USM's prior operations.

When fraud claims relating to loans originated by USM began to surface in fiscal 1993, they were thought to be aberrational. However, additional repurchase claims arose in 1994, and the Company discovered that these claims, some of which were based on fraud, were arising in California because of the prior sharp increases in the value of single family homes. During 1990 and 1991, borrowers not capable of meeting mortgage payments obtained loans based on fraud with the apparent expectation that they could profit from the resale of the homes in the rising home market. However, the California economy deteriorated and housing values dropped sharply. As a result, borrowers were unable to sell their homes at a profit and pay off the mortgage loans. As borrowers defaulted, the fraud was discovered and the repurchase and warranty loss claims occurred. By fiscal 1994, lenders and the public were generally aware of the fraud schemes in California and the California housing market had stabilized.

In June, 1994, the Company identified eight loans with an aggregate outstanding loan balance of $1,048,000, which had been sold to the Federal Home Loan Mortgage Corporation and a loan sold to Federal National Mortgage Corporation ("FNMA") with a loan balance of $141,700, which appeared to have involved broker fraud. No claims had been made at March 31, 1995 with respect to these loans. In connection with its merger negotiations in November and December, 1994, the Company and CNB Bancshares, Inc. undertook an extensive investigation and analysis of pending and potential warranty claims relating to USM's operations. The Company contacted each entity which had outstanding loans purchased from USM to determine the number of loans outstanding, the balance outstanding for such loans, the delinquency status for such loans, and the number of loans involving fraud (regardless of their delinquency status). Of the $1.8 billion of loans originated by USM, the Company estimates the remaining balance of the loans to be approximately $1.3 billion.

During the quarter ended March 31, 1995, the Bank received warranty loss claims for two loans, one of which was determined to lack validity. The other claim received during the quarter ended March 31, 1995 was for $39,000 on a $154,000 loan.

During the nine months ended March 31, 1995, the Bank incurred approximately $543,000 in losses relating to warranty claims on five (5) loans, and entered into an $800,000 settlement with one of the largest purchasers of USM's loans to cover five pending claims and all future losses with respect to that purchaser. At March 31, 1995, the Company had 3 warranty loss claims pending and the estimated potential loss from these known claims and a claim expected to be made as a result of a recent foreclosure on the FNMA loan referred to above, totaled $275,000. In addition to the pending claims, there were $1,189,700 of FHLMC or FNMA potential problem loans discussed above and one loan with a principal balance of $256,000 for which the Company received oral indication of fraud and potential repurchase.

Until the fourth quarter of 1994, the Company believed each of the warranty claims received to be aberrational and that future warranty claims would not be significant. However, during the fourth quarter of 1994, after settling with one investor and contacting many of the other significant investors, the Company believed that the warranty claims would continue to surface. Because of the increases in warranty claims occurring in a relatively brief period of time, past loss experience of over $2.0 million (of which $1,114,000 was incurred in the fourth quarter), current known and potential claims and current economic conditions in California, the Company believed it appropriate to provide for future additional losses. Consequently, the Company provided $1,290,000 for warranty losses in the December 1994 quarter. The Company's allowance for warranty losses was $2,537,000 at March 31, 1995, which management considers adequate to cover pending and future warranty claims for its mortgage banking operations.

A summary of the activity in the reserve for warranty losses follows: ($000's)

                              Three Months    Nine Months      Year Ended
                              Dec. 31, 1994   March 31, 1995   June 30, 1994
                              -------------   --------------   -------------
Beginning Balance                $1,461           $1,366          $    0

Provision                         2,190            2,514           1,482
Losses recognized                 1,114            1,343             116
                                 ------           ------          ------
Ending Balance                   $2,537           $2,537          $1,366

The decreases in salaries and benefits expense relate primarily to the decreased volume of business activity of UFC's mortgage banking operations. (See "Other Income", and "Condensed Consolidating Income Statements".)

INCOME TAXES
- ------------

Included in income tax expense for the nine months ended March 31, 1995, is the provision for $2,775,000 relating to previously untaxed bad debt reserves. (See
Note 5 of "Notes to Consolidated Financial Statements" and "Overview", Item "a".) Offsetting the major portion of the $2,775,000 provision are credits at regular tax rates for the losses before income taxes for the nine months ended March 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES
- -------------------------------

The Bank's principal sources of funds are deposits, advances from the FHLB of Indianapolis, amortization and prepayment of loan principal (including mortgage-backed securities) and, to a lesser extent, maturities of investment securities, mortgage-backed securities, and short-term investments and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are influenced to a great degree by interest rates, general economic conditions, and competition.

Federal regulations historically have required the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U. S. Government and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio at levels in excess of those required. For March 1995, the Bank's liquidity ratio was 7.7%.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) the projected amount of loans to be originated by the mortgage banking subsidiary and held for re-sale, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and
(v) the objective of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires funds beyond its ability to generate them internally, the Bank has additional borrowing capacity with the FHLB and collateral eligible for reverse repurchase agreements.

The Company anticipates that it will have sufficient funds available to meet current loan commitments. At March 31, 1995, the Bank, excluding UFC, had outstanding commitments to extend credit which amounted to $9.3 million. UFC had commitments to fund loans of $38.1 million at March 31, 1995.

Savings institutions insured by the Federal Deposit Insurance Corporation are required by FIRREA to meet three regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations, or, in extreme cases, seizure. Institutions not in compliance may apply for an exemption from the requirements and submit a recapitalization plan.

During the quarter ending December 31, 1994, the Company made a capital contribution of $5 million to its principal subsidiary, Union Federal Savings Bank. The purpose of the contribution was to maintain Union Federal's classification of "well capitalized" under FDIC and FEDICIA guidelines.

Under these capital requirements, at March 31, 1995, the Bank had:

      ($ 000's)      Tangible Capital       Core Capital       Risk Based Capital
                     ------------------ --------------------- -------------------
                     Amount    Percent    Amount    Percent    Amount    Percent
                     ------------------ --------------------- ------------------
      Actual         $37,825    6.81%     $37,825    6.81%     $39,148     18.65%
      Required         8,331    1.50%      16,662    3.00%      16,796      8.00%
                     ------------------ --------------------- ------------------
      Excess         $29,494    5.31%     $21,163    3.81%     $22,352     10.65%
                     ================== ===================== ===================

GENERAL ACCOUNTING ISSUES
- -------------------------

Accounting for Debt and Equity Securities. In 1993, the Financial Accounting Standards Board ("FASB") issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"). SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified and accounted for as follows:

Debt securities that the holder has the positive intent and ability to hold until maturity are classified as held for investment and reported at amortized cost. Securities that can be held for indefinite periods of time, including those that may be used in an asset/liability management strategy, are not classified as held for investment. This means that securities that could be sold in response to changing interest rates, changes in prepayment risks, increased loan demand, general liquidity needs, or other similar factors are not classified as held for investment. However, securities that are held for investment could be sold before they mature if the issuer's creditworthiness deteriorates significantly. Debt and equity securities classified as available for sale are reported at fair value, or marked to market. Unrealized gains and losses are not included in income and are reported as a separate component of equity. Debt and equity securities classified as held for current resale are classified as trading securities and reported at fair value with unrealized gains and losses included in income. Transfers between categories should be accounted for at fair value. For any sales or transfers of securities classified as held for investment, the cost basis, the realized gain or loss, and the circumstances leading to the decision to sell are disclosed. SFAS No. 115 was adopted by the Company on July 1, 1994. (See Note 2 of "Notes to Consolidated Financial Statements".)

At the time of purchase of new securities, management of the Company makes a determination as to the appropriate classification of securities as available for sale or held to maturity. Debt and mortgage-backed securities purchased with the positive intent and ability to hold to maturity are classified as held to maturity. Securities may be transferred to held to maturity from available for sale. Other debt and mortgage-backed securities that will be held for indefinite periods of time, such as securities that may be sold in response to interest rate change or anticipated liquidity needs, are classified as available for sale.

Accounting for Impairment of Loans. In 1993, FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"). The purpose of SFAS No. 114 is to eliminate inconsistencies in the accounting among different types of creditors for loans with similar collection problems by requiring a single method for measuring impaired loans. A loan is considered impaired when, based on current information and events it is probable that creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. A bank will measure certain impaired loans pursuant to SFAS No. 114 at a discounted amount on the balance sheet based on the present value amount of the expected future cash flows using the loan's effective interest rate. A valuation reserve should be recorded if the present value of the expected cash flows is less than the recorded amount of the loan. Formally restructured loans and loans evaluated as groups or pools of homogeneous loans (e.g. single family residence) are excluded from SFAS No. 114. In October, 1994, the FASB issued SFAS No. 118 ("SFAS No. 118"), entitled Accounting by Creditors of Impairment of Loan - Income Recognition and Disclosures. SFAS No. 118 amends the disclosure requirements in SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. The effective date of SFAS No. 114 and 118 is for fiscal years beginning after December 31, 1994. The Company will adopt SFAS No. 114 and 118 July 1, 1995 and management does not anticipate a material impact on earnings or financial condition as a result of adoption.

Derivative Financial Statements and Fair Value Disclosures. In October, 1994, FASB issued SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments ("SFAS No. 119"). SFAS No. 119 requires disclosures about derivative financial instruments--futures, forward, swap and option contracts, and other financial instruments with similar characteristics (e.g., interest rate caps or floors and loan commitments). The definition of derivatives excludes all on-balance-sheet receivables and payables, including those that "derive" their values or cash flows from the price of another security or index, such as mortgage-backed securities, and interest-only and principal-only obligations.

This Statement requires disclosures about amounts, nature and terms of derivatives that are not subject to SFAS No. 105 because they do not result in off-balance-sheet risk of accounting loss. It requires that distinction between and differing disclosure be made for financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than for trading. The required disclosures, either in the body of the financial statements or in the footnote, include the face or contract amount (or notional principal amount) and the nature and terms, including, at a minimum, a discussion of (1) the credit and market risk of those instruments, (2) the cash requirements of those instruments, and (3) the related accounting policy.

This Statement amends SFAS No. 105 and 107 to require disaggregation of information about financial instruments with off-balance-sheet risk of accounting loss and to require that fair value information be presented without combining, aggregating, or netting the fair values of derivatives with the fair value of nonderivatives and be presented together with the related carrying amounts in the body of the financial statements, a single footnote, or a summary table in a form that makes it clear whether the amounts represent assets or liabilities. The Company will adopt SFAS No. 119 effective June 30, 1995. The Company believes that SFAS No. 119 will not have a material impact on financial position or results of operations.

                                UF BANCORP, INC.

                                  FORM 10-Q/A

PART II.  OTHER INFORMATION
- ---------------------------


Item 4.  Submission of Matters to a Vote of Security Holders
         ---------------------------------------------------

         NONE

Item 5.  Other Information
         -----------------

         NONE

Item 6.  Exhibits and Reports on Form 8-K
         --------------------------------

         Exhibit 11, Statement regarding computation of per share earnings is submitted herewith. No other exhibits are required to be filed.



________________________________________________________________________________

No other information is required to be filed under Part II of the form.

                                UF BANCORP, INC.

                        FORM 10-Q/A (Second Amendment)



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              UF Bancorp, Inc.
                                       ____________________________
                                               (Registrant)



Date: June 23, 1995                    /s/ Donald A. Rausch
                                  by: ____________________________
                                           Donald A. Rausch
                                           Chairman of the Board &
                                           President

Date: June 23, 1995                    /s/ Ennis R. Griffith
                                  by: ____________________________
                                        Ennis R. Griffith, Senior
                                        Vice President, Chief
                                        Financial Officer
                                        (Principal Accounting
                                        Officer)

                               UF Bancorp, Inc.
                                  Form 10-Q/A

Exhibit 11 - Computation of Per Share Earnings
             (Treasury Stock Method)
             (Unaudited)

                                                        Three Months ended             Nine Months ended
                                                             March 31,                       March 31,
                                                     -----------------------         ------------------------
                                                        1995         1994                1995         1994
                                                     ----------   ----------         -----------   ----------
Average Shares:
 Outstanding                                          1,607,693    1,593,693           1,599,526    1,632,368
 Effect of stock options                                116,887       93,300             110,606       95,384
                                                     ----------   ----------         -----------   ----------
 Average common and common
   equivalent shares outstanding                      1,724,580    1,686,993           1,710,132    1,727,752
                                                     ==========   ==========         ===========   ==========



Net income (loss) before cumulative effect of
  change in accounting method                          $894,000   $1,025,000         $(3,358,000)  $3,844,000

Cumulative effect of change in accounting method                                                      300,000
                                                     ----------   ----------         -----------   ----------
Net income (loss)                                      $894,000   $1,025,000         $(3,358,000)  $4,144,000
                                                     ==========   ==========         ===========   ==========
PER SHARE:
   Net income (loss) before cumulative effect of
     change in accounting method                          $0.52        $0.61               $(1.96)      $2.23

   Net income (loss)                                      $0.52        $0.61               $(1.96)      $2.40

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Bylaws of CNB provide that CNB shall indemnify any director or officer of CNB against any and all liability and reasonable expense that said director or officer may incur in connection with or resulting from any claim, action, suit or proceeding, or civil, criminal, administrative or investigative action, or threat thereof, by reason of said director's or officer's being or having been a director or officer of CNB, or serving or having served at the request of CNB as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, if either (i) the officer or director is wholly successful in any such claim, action, suit or proceeding, or (ii) the officer or director is not wholly successful but it is nevertheless determined that such officer or director acted in good faith in what he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, either said officer or director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful. The Bylaws further provide that the board of directors may (i) authorize like indemnification of persons who are not directors or officers of CNB but are employees of CNB or are officers, directors or employees of any subsidiary of CNB, and (ii) approve indemnification of directors, officers persons to the full extent permitted by the Indiana Business Corporation Law (the "Indiana Law") in effect at such time.

    Section 23-1-37-9 of the Indiana Law provides for "mandatory indemnification," unless limited by the articles of incorporation, by a corporation against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation. Section 23-1-37-10 of the Indiana Law states that a corporation may, in advance of the final disposition of a proceeding, reimburse reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director has met the standard of conduct required by Section 23-1-37-8 of the Indiana Law, that the director will repay the advance if it is ultimately determined that he did not meet the standard of conduct required by Section 23-1-37-8 of the Indiana Law, and that those making the decision to reimburse the director determine that the facts then known would not preclude indemnification under the Indiana Law.

    CNB's Bylaws further provide, in accordance with the Indiana Law, that CNB shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of CNB, or is or was serving at the request of CNB as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not CNB would have power to indemnify him against such liability under the Bylaws or the Indiana Law. Pursuant to a policy of directors' and officers' liability insurance with total annual limits of $10,000,000, CNB's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted while acting in their capacities as directors or officers of CNB.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

         (2)(a) Agreement and Plan of Merger, dated December 12, 1994, among CNB Bancshares, Inc., Citizens Bancshares, Inc. and UF Bancorp, Inc. (Exhibit A to Prospectus/Proxy Statement);

         (2)(b) Amendment to Merger Agreement, dated June 9, 1995, among CNB Bancshares, Inc., Citizens Bancshares, Inc. and UF Bancorp, Inc. (Exhibit A to Prospectus/Proxy Statement);

         (3)(a)   Restated Articles of Incorporation of CNB Bancshares, Inc.;

         (3)(b)   Amended By-laws of CNB Bancshares, Inc.;

         (5)      Opinion of Lewis, Rice & Fingersh, L.C. re legality;

         (8) Opinion of Lewis, Rice & Fingersh, L.C. re federal income tax consequences;

         (23)(a)  Consent of Geo. S. Olive & Co. L.L.C.;

         (23)(b)  Consent of Geo. S. Olive & Co. L.L.C.;

         (23)(c) Consent of Lewis, Rice & Fingersh, L.C. (in opinion re legality);

         (23)(d) Consent of Lewis, Rice & Fingersh, L.C. (in opinion re federal income tax consequences);

         (23)(e)  Consent of Kemper Securities, Inc.;

         (24)     Powers of Attorney;

         (99)(a)  Form of Proxy Card;

         (99)(b) Form of Letter to Shareholders to Accompany Prospectus/Proxy Statement;

         (99)(c)  Notice of Special Meeting;

         (99)(d) Fairness Opinion of Kemper Securities, Inc. (Exhibit B to Prospectus/Proxy Statement);

         (99)(e) UF Bancorp, Inc. 1994 Annual Report to Shareholders (Exhibit C to Prospectus/Proxy Statement);

         (99)(f) UF Bancorp, Inc. Quarterly Report on Form 10-Q for Quarter Ended March 31, 1995 (Exhibit D to Prospectus/Proxy Statement).

    (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.


ITEM 22.  UNDERTAKINGS.

    (1) The undersigned Registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated document by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (6) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on June 27, 1995.


                           CNB BANCSHARES, INC.



                           By /s/ H. Lee Cooper III
                              -------------------------------------------------
                              H. Lee Cooper III
                              Chairman of the Board and Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on June 27, 1995 by the following persons in the capacities indicated.


Name                                Title/Position
- ----                                --------------


/s/ H. Lee Cooper III               Chairman of the Board and
- -------------------------------     Chief Executive Officer
H. Lee Cooper III                   (principal executive officer)


/s/          *                      President, Chief Operating Officer
- -------------------------------     and Director
James J. Giancola


/s/ David L. Knapp                  Executive Vice President
- -------------------------------     and Secretary (principal
David L. Knapp                      financial officer)


/s/ Ralph L. Alley                  Senior Vice President and Controller,
- -------------------------------     Treasurer (principal accounting officer)
Ralph L. Alley


             *                      Director
- -------------------------------
John D. Engelbrecht


             *                      Director
- -------------------------------
Robert L. Koch, II

             *                      Director
- -------------------------------
Jerry A. Lamb


             *                      Director
- -------------------------------
Burkley F. McCarthy


             *                      Director
- ------------------------------
Robert K. Ruxer


             *                      Director
- -------------------------------
Thomas W. Traylor


             *                      Director
- -------------------------------
Paul G. Wade


    *  By /s/ David L. Knapp
          -------------------------------
          Attorney-in-fact

                               INDEX TO EXHIBITS


Number                         Exhibit                                  Page
- ------                         -------                                  ----

(2)(a)   Agreement and Plan of Merger, dated December 12, 1994,
         among CNB Bancshares, Inc., Citizens Bancshares, Inc.
         and UF Bancorp, Inc. (Exhibit A to Prospectus/Proxy
         Statement) ..........................................................

(2)(b)   Amendment to Merger Agreement, dated June 9, 1995, among
         CNB Bancshares, Inc., Citizens Bancshares, Inc. and UF
         Bancorp, Inc. (Exhibit A to Prospectus/Proxy Statement) .............

(3)(a) Restated Articles of Incorporation of CNB Bancshares, Inc. is incorporated by reference herein from CNB Bancshares, Inc.'s Annual Report on Form 10-K for the year ended
         December 31, 1993

(3)(b) Amended By-laws of CNB Bancshares, Inc. is incorporated by reference herein from CNB Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1993

(5)      Opinion of Lewis, Rice & Fingersh, L.C. re legality .................**

(8)      Opinion of Lewis, Rice & Fingersh, L.C. re federal income
         tax consequences ....................................................**

(23)(a)  Consent of Geo. S. Olive & Co., L.L.C. ..............................

(23)(b)  Consent of Geo. S. Olive & Co., L.L.C. ..............................

(23)(c)  Consent of Lewis, Rice & Fingersh, L.C. (in opinion re legality) ...........................................................**

(23)(d)  Consent of Lewis, Rice & Fingersh, L.C. (in opinion re federal income tax consequences) ....................................**

(23)(e)  Consent of Kemper Securities, Inc. ..................................**

(24)     Powers of Attorney ..................................................**

(99)(a)  Form of Proxy Card ..................................................

(99)(b)  Form of Letter to Shareholders to Accompany
         Prospectus/Proxy Statement ..........................................

(99)(c)  Notice of Special Meeting ...........................................

(99)(d)  Fairness Opinion of Kemper Securities, Inc. (Exhibit B to
         Prospectus/Proxy Statement) .........................................

(99)(e)  UF Bancorp, Inc. Annual Report on Form 10-K/A for the
         fiscal year ended June 30, 1994 (Exhibit C to
         Prospectus/Proxy Statement) .........................................

(99)(f)  UF Bancorp, Inc. Quarterly Report on Form 10-Q/A for
         Quarter Ended March 31, 1995 (Exhibit D to
         Prospectus/Proxy Statement) .........................................

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** Previously filed.